United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: January 28, 2022		Head of Investor Relations

VALE S.A.
Listed Company
CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54
Praia de Botafogo, 186
Rio de Janeiro, RJ, 22250-145
www.vale.com

MANAGEMENT'S PROPOSAL ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING TO BE HELD ON 04/29/2022

Dear all,

The Management of Vale SA ("Vale" or "Company") submits a proposal to its shareholders for consideration on the matters that will be resolved at the Annual and Extraordinary Shareholders' Meetings, to be held, cumulatively, on **April 29, 2022**, **at 10 am**, exclusively digitally via Zoom platform ("Meetings"), pursuant the terms proposed below ("Proposal"):

All information and documents related to the Agenda of Vale's Shareholders' Meetings are available to its shareholders at the Company's headquarters, on its investors page (www.vale.com/investidores) and on the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br) and of the Securities and Exchange Commission ("SEC") (www.sec.gov), as well as included in the Annexes to this Proposal, in compliance with CVM Instruction No. 481, dated December 17, 2009 ("ICVM 481").

In addition to the documents mentioned in this Proposal, we strongly recommend the joint reading of the Manual for Meetings (*Proxy Statement)*, which can be found at www.vale.com/investidores.

Any doubts or clarifications on the matters included in the Agenda of Shareholders' Meetings may be resolved or obtained, as the case may be, by contacting the Investor Relations Department, including by email to assembleias@vale.com.

Rio de Janeiro, March 11, 2022.

The Management

Matters included on the agenda of the Annual Shareholders' Meeting

Pursuant to Law No. 6,404/1976 ("Corporate Law"), the Company must hold an Annual General Meeting ("AGM") within the four months following the end of the fiscal year.

1.1. Evaluation of the management accounts, report and analysis, discussion and voting on the financial statements for the fiscal year ended December 31, 2021

On 02.24.2022, Vale's Board of Directors approved the Management Report and the Financial Statements ("DFs") of Vale, accompanied by the Opinion of the Independent Auditors, for the fiscal year ended on 12.31.2021.

To rule on this item, the Company makes the following documents available to shareholders:

(i) The Management Report and Financial Statements for the fiscal year ended on 12.31.2021, followed by the Opinion of the Independent Auditors published in the newspapers on 03.08.2022 available at the link;
(ii) Opinions of the Fiscal Council, the Audit Committee and the Board of Directors of 02.24.2022, already disclosed to the market and available at the link;
(iii) 2021 DFP Form (Standardized DFs); and
(iv) Management comments on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481 (**Annex I**).

Click here to access Vale's Complete Financial Statements.

1.2. Proposed allocation of the income from the fiscal year 2021

To rule on this item, the following are made available to Shareholders:

(i) Proposal for the allocation of income for the year ended 12.31.2021 and Annex 9-1-II, prepared pursuant to ICVM 481 (**Annex II**); and
(ii) Opinions of the Fiscal Council and the Board of Directors on the allocation of results of 02.24.2022 already disclosed to the market and available at the link.

1.3. Individual election of members of the Board of Directors

In Vale's last AGM, held on 04.30.2021 and ended on 05.03.2021, the composition of the Board was set at 13 (thirteen) effective members and 01 (one) alternate member, of which 12 (twelve) members were elected by the process of cumulative vote and 01 (one) effective member and his alternate were elected by a separate voting process by the Company's employees.

On 11.22.2021, Mr. José Maurício Pereira Coelho presented his resignation from the position of effective member of the Board. On 11.25.2021, the Board of Directors appointed Mr. Daniel André Stieler as a member of the Board, to meet the term of office until the next General Meeting to be held.

Considering that Mr. José Maurício had been elected by the aforementioned cumulative voting process, the AGM will resolve on the election of 12 (twelve) members of the Board, who will fulfill the term of office until the AGM of 2023.

The election of the members of the 12 members of the Board of Directors will observe the provisions of Article 11 of Vale's Bylaws and the applicable legislation. Therefore, the following candidates for effective members will be put to the vote, individually, as recommended by the Nominating Committee ("NC"):

José Luciano Duarte Penido
Fernando Jorge Buso Gomes
Daniel André Stieler
Eduardo de Oliveira Rodrigues Filho
Ken Yasuhara
Manuel Lino Silva de Sousa Oliveira (Ollie)
Marcelo Gasparino da Silva
Mauro Gentile Rodrigues Cunha
Murilo Cesar Lemos dos Santos Passos
Rachel de Oliveira Maia
Roberto da Cunha Castello Branco
Roger Allan Downey

Shareholders may include candidates for the election of the Company's Board of Directors in the Distance Voting Ballot ("Ballot" or "BVD"), provided that the participation percentage (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Art. 21-L-I and Art. 21-M of ICVM 481.

To rule on this item, the Company makes the following documents available to shareholders:

(i) Extract from the minutes of the Board of 03.04.2022 and the NC Report, already released to the market and available at the link;
(ii) Extract from the minutes of the Board of Directors of 03.11.2022, available at the link;
(iii) the information to the candidates according to items 12.2 to 12.5 of the FR and the Circular Letter/Annual 2022 - CVM/SEP ("Circular Letter") (**Annex III**), and
(iv) Participation Manual with summary and profile of the nominees, available at this link.

Scenarios that may occur in the process for the election of the members of the Board of Directors

In compliance with the Circular Letter, we highlight below some scenarios, among others, that can be seen in the process for the election of members of the Board of Directors during the meeting.

The election of the members of the Board of Directors may be carried out through 3 (three) voting systems, namely: (i) by individual voting process; (ii) by cumulative voting process; or (iii) by a separate voting process.

Cumulative voting process

Pursuant to Art. 141 of the Corporation Law, combined with CVM Instruction No. 165/1991, amended by CVM Instruction No. 282/1998, the minimum percentage of interest in Vale's voting capital required to request the cumulative voting process for the election of the members of the Board of Directors is 5% (five percent) of the voting capital. Any requests to adopt the multiple vote procedure will only be considered valid if received by Vale up to 48 (forty-eight) hours before the Meetings.

Notwithstanding the aforementioned deadline, it is important that any requests for cumulative voting process be made as early as possible, in order to facilitate the processing of the request by the company and the participation of the other shareholders.

In the cumulative voting process, each share now has as many votes as there are positions to be filled, and the shareholder can concentrate them on a single candidate or distribute them among several candidates.

In addition, once the multiple voting process has been adopted for the election of the members of the Board of Directors, the votes cast by a shareholder who, via BVD, have opted to abstain from the item of prior distribution of votes in the candidates informed in the Ballot, are considered as abstention in the respective resolution of the Meetings, so that the votes of such shareholders are not counted in the resolution quorum and, therefore, these shareholders do not participate in the process of electing the members of the Board of Directors.

If there is a request for a multiple vote, shareholders may concentrate their votes on a single candidate or distribute them among several candidates, with the first 12 (twelve) candidates who gather the largest number of votes from the Shareholders present at the Meetings being elected.

If **there is no request for a cumulative voting process** and **there is nomination** of members by other shareholders with at least 0.5% of the capital stock (Art.21-L-I and Art. 21-M of ICVM 481), the first 12 (twelve) candidates who gather the greatest number of votes from the Shareholders present at the Meetings will be individually elected.

Separate vote

After the termination of the shareholders' agreement on November 09, 2020, Vale does not have a controlling shareholder, which is why the separate vote referred to in Article 141, §4 of the Corporation Law does not apply.

1.4. Election of the Chairman of the Board of Directors:

The Board of Directors proposes, based on the opinion of the NC, the election of the following candidate to occupy the position of Chairman of the Board of Directors: *José Luciano Duarte Penido*

To rule on this item, the Company makes the following documents available to shareholders:

(i) Extract from the minutes of the Board of Directors dated 04.03.2022, and the CN Report, already released to the market and available at the link; and
(ii) the candidate's information according to items 12.2 to 12.5 of the FR and the Circular Letter (**Annex III**).

Shareholders may include candidates for Chairman of the Company's Board of Directors in the BVD, provided that the percentage of interest (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Art. 21-L-I and Art. 21-M of ICVM 481.

1.5. Election of the Vice-Chairman of the Board of Directors;

The Board of Directors proposes, based on the opinion of the NC, the election of the following candidate to occupy the position of Vice-President of the Board of Directors: *Fernando Jorge Buso Gomes.*

To rule on this item, the Company makes the following documents available to shareholders:

(i) Extract from the minutes of the Board of 04.03.2022, and the CN Report, already released to the market and available at the link; and
(ii) the candidate's information according to items 12.5 to 12.10 of the FR and in the Circular Letter (**Annex III**).

Shareholders may include candidates for Vice-President of the Company's Board of Directors in the BVD, provided that the percentage of interest (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Art. 21-L-I and Art. 21-M of ICVM 481.

1.6. Election of the members of the Fiscal Council:

Vale's Fiscal Council is a permanent body, composed of 03 (three) to 05 (five) effective members and the same number of alternates.

The members of the Fiscal Council will serve until the Annual General Meeting to be held in 2023.

Up to the date of publication of this material, Vale received three nominations from shareholders to the Fiscal Council, besides the indication of the Federal Government, holder of the special preferential class (Golden Shares). The shareholders will determine the number of positions, following the law, at the Meeting, as such a decision is not up to the management. Below are indicated the abovementioned nominations:

Effective Member	Alternate Member	Appointed by	Date of the appointment
Gueitiro Matsuo Genso	-	Mitsui & Co, Ltda	03/09/2022
Marcelo Amaral Moraes	Marcus Vinícius Dias Severini	Bradespar S.A.	03/09/2022
Márcio de Souza	-	Previ*	03/09/2022

*Caixa de Previdência dos Funcionários do Banco do Brasil –Previ

To rule on this item, the Company makes available to shareholders the information in **Annex III** provided by the respective shareholders who appointed the candidates, according to the items 12.5 to 12.10 of the Reference Form, as provided in Art. 10 of ICVM 481 and in the Circular Letter.

Any appointment of candidates for the election of the Fiscal Council by Shareholder(s) holding common shares must comply with the legal provisions, including those contained in the Corporate Law, ICVM 481 and the Circular Letter. Shareholders may include candidates for the election of the Company's Fiscal Council in the Ballot, provided that the percentage of interest (equivalent to 0.5% of Vale's capital stock) and the other procedures provided for in Art. 21-L-I and Art. 21-M of ICVM 481.

In addition to the above-mentioned nominations, the Company received, on 02/21/2022, the appointment by the sole holder of preferred shares issued by Vale ("Golden Shares") of Mr. **Esteves Pedro Colnago Júnior** and Mr. **Adriano Pereira de Paula**, to the positions of effective and alternate members of the Fiscal Council, respectively. Pursuant to Vale's Bylaws, the holder of Golden Shares has the right to elect and remove a member of the Board of Directors and the respective alternate, in a separate voting process.

1.7. Establishment of the overall annual compensation of the Company's directors and members of the Fiscal Council for the year 2021

To rule on this item, the Company makes the following documents available to shareholders:

(i) Extract from the Minutes of the Board's Meeting of 03.11.2022; and
(ii) The information provided for in item II of Art. 12 of ICVM 481, along the lines of Item 13 of the Reference Form and in the Circular Letter, in particular the proposal to be submitted to the shareholders and explained in item 1.7 of **Annex IV**.

1.8. Ratification of the annual remuneration paid to the management in the 2021 financial year

To rule on this item, the Company makes available to the shareholders the documents with the information in accordance with the item II of Art. 12 of ICVM 481 and set forth in the item 1.8 of the **Annex IV**.

Matters included in the Agenda of the Extraordinary General Meeting

2.1 Change of *caput* of Art. 5 and item XVIII of Art. 14 of the Bylaws.

The changes to (a) *caput* of Art. 5 of Vale's Bylaws due to the cancellation of common shares issued by Vale approved by the Board of Directors on 09.16.2021 and 02.24.2022; and (b) amendment of item XVIII of Article 14 to reflect the new denomination of the Compliance Office, in accordance with the recommendation of the international certification process by the *IIA - Internal Institute of Audit*.

To rule on this item, the Company makes the following documents available to shareholders on the **Annex V**:

(i) table detailing the changes and their justifications, including their possible legal and economic effects, as well as the draft of Vale's Bylaws, highlighting the drafting proposals for the statutory provisions to be amended, pursuant to Art. 11 of ICVM 481;
(ii) Extracts from the minutes of the Board of Directors of 09.16.2021 and 02.24.2022, which resolved on the cancellation of shares, already disclosed to the market; and,
(iii) Opinion of the Fiscal Council issued on 02.24.2022, already released to the market and available at the link.

2.2 Matters related to the mergers of New Steel Global S.À.RL, New Steel SA and Centro Tecnológico de Soluções Sustentáveis SA

This is a proposal for the merger of New Steel Global S.à.rl ("NSG"), a wholly-owned subsidiary of Vale, New Steel SA ("New Steel") and Centro Tecnológico Soluções Sustentáveis ("CTSS"), into Vale, which must occur in the aforementioned sequence and in an interdependent manner, that is, the approval of each merger is conditioned to the approval of the others.

The purpose of the operation is to reduce costs related to business management and increase business synergies, since research and development of technological engineering solutions will be fully integrated with current operations and future projects.

To resolve on these items, they are made available to Shareholders in the **Annex VI**:

(i) Protocol and Justification of Merger of NSG, New Steel and CTSS;
(ii) Proposals for the provision of services by Macso Legate Auditores Independentes for the preparation of Appraisal Reports for NSG, New Steel and CTSS;
(iii) Appraisal Reports on the Accounting Shareholders' Equity of NSG, New Steel and CTSS;
(iv) Information on the appraiser, pursuant to Annex 21 of ICVM 481;
(v) Information on the mergers, pursuant to Annex 20-A of ICVM 481;
(vi) Extract from the minutes of the Board of 02.24.2022, already disclosed to the market and available at the link; and
(vii) Fiscal Council's opinion of 02.24.2022, already disclosed to the market and available at the link.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

10. Comments of the Management

The financial information included in this item 10, unless otherwise stated, refers to the consolidated financial statements of Vale S.A. ("Vale" or "Company"), prepared in accordance with the international financial reporting standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), and with the accounting practices adopted in Brazil, which comprise the accounting practices provided for in Law No. 6,404/76 and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee – CPC and approved by the Brazilian Securities and Exchange Commission ("CVM"), for the fiscal years ended December 31, 2021, 2020 and 2019.

The information contained in this item 10 must be read and analyzed together with Vale's consolidated financial statements, available on the Company's website (www.vale.com) and on the website of the Brazilian Securities and Exchange Commission (www.gov.br/cvm).

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

10.1. General Financial and Equity Conditions

a. General Financial and Equity Conditions

The bodies responsible for making operating, fund allocation and performance evaluation decisions, including the Board of Executive Officers and the Board of Directors, use adjusted EBITDA[1] as a performance measure. The adjusted EBITDA was reconciled with the Company's net earnings in item 10.1 (h) of this document.

In 2021, the Company recorded a net income of R$ 121,228 million compared to an income of R$ 26,713 million in 2020. The income for the year was mainly due to: (i) higher adjusted EBITDA from continuing operations[2] (R$ 168,056 million); (ii) an increase in net financial result of R$ 41,964 million, partially offset by (iii) the complement in the provisions for de-characterization of dams (R$ 9,747 million) and Renova Foundation (R$ 9,253 million); and (iv) recognition of impairment losses due to the process to divest coal assets (R$ 17,178 million), and this segment is now presented as a discontinued operation. For information on the results of discontinued operations and sale of these assets, see item 10.3(a) of this document.

The main impacts on the financial result arise from the reclassifications of exchange rate variation accumulated in shareholders' equity to the income, mainly due to (i) capital reduction of a wholly-owned subsidiary abroad (R$ 13,634 million); (ii) liquidation of a wholly-owned subsidiary previously operating in international iron ore logistics (R$ 4,284 million); (iii) completion of the sale of Vale Nouvelle-Calédonie SAS ("VNC") (R$ 6,391 million); and (iv) discontinuation of operations of subsidiaries located in Australia (R$ 2,134 million).

In 2021, the adjusted EBITDA from the Company's continuing operations increased by R$ 75,820 million compared to the same period in 2020, mainly due to a strong performance in the ferrous minerals segment, due to the increase in realized prices and sales volume (R$ 64,331 million and R$ 9,577 million, respectively).

In 2020, the Company recorded a net earnings of R$ 26,713 million compared to a loss of R$ 6,672 million in 2019. These earnings were mainly due to: (i) higher adjusted EBITDA from continuing operations (R$ 92,236 million); (ii) reduction in losses recognized for asset impairment (R$ 6,845 million); and (iii) partially offset by the updating of the assumptions used in the preparation of the estimated costs necessary for the execution of the reparation and compensation programs by the Renova Foundation, resulting in the complement of the provision recognized by the Company by R$ 5,530 million.

In 2020, the adjusted EBITDA from the Company's continuing operations was R$ 92,236 million compared to R$ 44,435 million registered in the same period of 2019, an increase of R$ 47,801 million, mainly due to: (i) strong performance of the ferrous mineral segment, due to the increase in realized prices (R$ 24,948 million), (ii) positive effect of the devaluation of the real against the dollar on net operating revenue (R$ 46,831 million), partially offset by lower volumes of sales of iron ore and pellets (R$ 9,492 million) and higher costs for acquisition of iron ore from third parties (R$ 957 million). Adjusted EBITDA was also affected by expenses related to Brumadinho, de-characterization of dams and donations related to COVID-19, which totaled R$ 27,608 million in 2020.

[1] The Adjusted EBITDA is the operating profit or loss plus dividends received and interest on loans from associates and joint ventures, excluding (i) depreciation, depletion and amortization, and (ii) impairment and write-off of noncurrent assets.

[2] Adjusted EBITDA from continuing operations is the adjusted EBITDA excluding the coal segment, which, in 2021, started to be presented as a discontinued operation.

The table below shows the Company's equity conditions:

(in millions of Reais)	On December 31, 2021	2020	2019
Current assets	119,332	126,805	68,698
Non-current assets held for sale	5,468	-	-
Noncurrent assets	374,328	351,325	300,973
Current liabilities	82,836	75,838	55,806
Liabilities related to non-current assets held for sale	1,978	-	-
Noncurrent liabilities	217,256	221,306	156,716
Shareholders' equity held by controlling shareholders	**192,403**	**185,785**	**161,480**
Current liquidity ratio (1)	**1.44**	**1.67**	**1.23**
General liquidity ratio (2)	**1.65**	**1.61**	**1.74**

(1) The current liquidity ratio is calculated by dividing current assets by current liabilities.

(2) The general liquidity ratio is calculated by dividing the sum of current assets and noncurrent assets by the sum of current liabilities and noncurrent liabilities.

As of December 31, 2021, the Company's current liquidity ratio was 1.44, compared to 1.67 as of December 31, 2020. The reduction in the liquidity ratio was mainly due to (i) reduction of the balance in cash and cash equivalents, and financial investments in 2021, (ii) increase in the balance of taxes payable, and (iii) effect of the appreciation of the dollar against the real, impacting the balance of loans and financing.

As of December 31, 2020, the current liquidity ratio of the Company (which is the index found by dividing the current assets by the current liability) was 1.67, compared to 1.23 as of December 31, 2019. The increase in the liquidity ratio was mainly due to the increase in cash and cash equivalents in fiscal year of 2020.

In view of the ratios noted above, the Company has sufficient financial and equity conditions to implement its business plan and fulfill its short- and medium-term obligations.

For further information on the significant changes in the equity conditions of the Company, see item 10.1 (h) of this document.

b. Capital Structure

The table below presents the funding standard adopted for Company activities, considering equity and third-party capital:

(in millions of Reais)	On December 31, 2021	AV 1 (%)	2020	AV 1 (%)	2019	AV 1 (%)
Third-Party Capital (current and noncurrent liabilities)	302,070	60.5%	297,144	62.1%	212,522	57.5%
Equity (shareholders' equity)	197,058	39.5%	180,986	37.9%	157,149	42.5%
Total Capital (third party + equity)	**499,128**	**100.0%**	**478,130**	**100.0%**	**369,671**	**100.0%**

(1) Vertical analysis.

The Company's capital structure has an adequate proportion between equity and third-party capital, considering the performance of operating cash, financial indicators and the Company's equity condition.

c. Payment capacity in relation to the financial commitments assumed

In the normal course of business, the Company's main funding needs are destined for investments in property, plant and equipment and payments of obligations related to Brumadinho and Renova Foundation, in addition to debt service. The Company expects to meet these requirements, in accordance with its historical policies and practices, using cash generated by operating activities.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

The Company constantly evaluates opportunities for generating additional cash and is committed to continuing to reduce its costs and expenses, maintaining the level of indebtedness and discipline in the allocation of capital.

The Company adopted the concept of expanded net debt to manage its liquidity and cash flow management, and includes, in addition to the obligations contracted with financial institutions, also the obligations to deliver cash to third parties outside its regular operating process, more specifically the liabilities related to the Brumadinho event, de-characterization of dams, Renova Foundation and REFIS.

The table below presents information on the Company's indebtedness:

	On December 31,		
(in millions of Reais)	**2021**	**2020**	**2019**
Gross debt	**76,909**	**78,088**	**59,843**
Cash and cash equivalents and financial investments	66,437	74,092	32,956
Net debt	**10,472**	**3,996**	**26,887**
Exchange swaps	4,036	4,591	62
REFIS	12,772	14,262	15,749
Brumadinho Provisions	19,737	23,774	12,022
Dam de-characterization	19,666	11,897	10,034
Provisions for Renova Foundation / Germano Dam (Samarco)	17,371	10,782	6,853
Expanded net debt	**84,054**	**69,302**	**71,607**
Adjusted EBITDA	167,032	87,340	42,307
Expanded net debt / Adjusted EBITDA Ratio	**0.5**	**0.8**	**1.7**

As of December 31, 2021, the Company's gross debt[3], including lease obligations, totaled R$ 76,909 million, compared to R$ 78,088 million as of December 31, 2020, representing a reduction of 1.5%, is mainly due to early redemption of 3.75% eurobonds p.a. maturing in January 2023 (R$ 4,946 million), being partially offset by the devaluation of the real against the dollar, which changed from an exchange rate of R$ 5.20 to US$ 1.00, on December 31, 2020, to R$ 5.58 to US$ 1.00, on December 31, 2021.

In the other components of the expanded debt, we highlight the increase in the provision for de-characterization of dams by R$ 9,747 million (see item 10.3) and Renova Foundation by R$ 9,253 million (see item 10.3).

As of December 31, 2020, the Company's gross debt totaled R$ 78,088 million, compared to R$ 59,843 million as of December 31, 2019, representing an increase of 30%, mainly due to the exchange variation of debts contracted in foreign currency (impact of R$ 16,111 million), due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 4.03 to US$ 1.00, on December 31, 2019, to R$ 5.20 to US$ 1.00 on December 31, 2020.
The Company understands that, based on the current financial position and projection of its most recent cash flows, it is fully able to honor its short- and long-term financial commitments.

d. Sources of financing for working capital and investments in noncurrent assets used

The sources of funds used by the Company to finance working capital and investments in noncurrent assets in the fiscal years analyzed in this document were substantially the result of its own generation of operating cash.

In 2021, the Company's operating activities generated cash flows from operations of R$ 136,766 million compared to R$ 75,208 million in 2020, due to better operating results, driven by better prices realized in the main products and higher sales volumes of the ferrous minerals segment. There was also a positive impact of the change in working capital (R$ 12,224 million).

[3] Gross debt comprises the balance of liabilities for loans and financing and leases.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

In 2020, the Company's operating activities generated cash flows from operations in the amount of R$ 75,208 million compared to R$ 47,282 million in 2019, mainly due to better operating results and lower interest on loans (R$ 849 million), but adversely affected by greater variation in working capital (R$ 16,048 million). The Company also issued bonds in July 2020, totaling R$ 8,214 million for use in general corporate purposes.

For information on the most relevant loan and financing contracts that occurred in the last three fiscal years, see item 10.1(f) of this document.

e. Financing sources for working capital and for investments in noncurrent assets that it intends to use to cover liquidity deficiencies

The main sources of financing for working capital and for investments in noncurrent assets used by the Company are its own operating cash generation. Additionally, to mitigate liquidity risk, the Company has two revolving credit facilities (RCF), maturing in 2022 and 2024, in the total amount of R$ 27,903 million (US$ 5,000 million) to assist in managing short-term liquidity and enabling greater efficiency in cash management, consistent with the strategic focus on reducing the cost of capital.

f. Indebtedness levels and composition of such debts

Debt structure			**On December 31,**
(in millions of Reais)	**2021**	**2020**	**2019**
Debt contracts	67,967	69,426	52,625
Average term of amortization (in years)	8.7	8.4	8.5
Average cost (in %)	4.6	4.5	4.9

The average term of the debt remained at 8.7 years on December 31, 2021, in line with the 8.4 years on December 31, 2020. The average cost of debt, after foreign exchange and interest swaps, remained at 4.6% per year as of December 31, 2021, compared to 4.5% per year as of December 31, 2020.

The average term of the debt remained at 8.4 years on December 31, 2020, in line with the 8.5 years on December 31, 2019. The average cost of debt, after exchange and interest rate swaps, decreased to 4.5% per year on December 31, 2020, when compared to 4.9% per year on December 31, 2019, mainly due to lower interest rates in the international stock market.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

i. Relevant loan and financing contracts

Please find below the position of the Company's loans and financing at the end of the years 2021, 2020 and 2019:

(in millions of Reais)	Average interest rate (i)	2021	2020	2019
				On December 31,
Listed on the secondary market:				
Bonds	6.0%	41,564	38,709	23,979
Eurobonds	4.3%	-	4,783	3,398
Debentures	10.5%	2,160	2,577	4,011
Debt contracts in Brazil in:				
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.3%	1,975	4,470	5,368
R$, with fixed interest	2.9%	73	180	358
Basket of currencies and bonds in US$ indexed to LIBOR	2.3%	61	290	400
Debt contracts on the international market in:				
US$, with variable and fixed interest	2.2%	20,173	16,759	12,871
EUR, with variable interest	-	-	-	907
Other currencies, with variable and fixed interest	3.2%	1,083	616	482
Charges incurred		878	1,043	819
Total		**67,967**	**69,426**	**52,593**

The most important categories of the total debt of the Company are presented below. The amounts shown exclude accrued interest.

Listed on the secondary market:

(i) **Fixed income instruments issued in U.S. dollars (equivalent to R$ 41,564 million, R$ 38,709 million and R$ 23,978 million, on December 31, 2021, 2020 and 2019, respectively).** The Company has issued several debt securities in the stock market, including through its wholly-owned subsidiary, Vale Overseas, in the total amount of US$ 6,631 million (equivalent to R$ 37.001 million) until December 31, 2021. The subsidiary Vale Canada has issued debt securities in the amount of US$ 297 million (equivalent to R$ 1,657 million).

(ii) **Fixed income instruments issued in euros (equivalent to R$ 4,783 million, R$ 3,398 million, on December 31, 2020 and 2019, respectively).** The Company has issued debt securities in the stock markets in the total amount of EUR 750 million in the fiscal year prior to 2019. In March 2021, the Company redeemed the 3.750% bonds maturing in January 2023, in the total amount of R$ 4,946 million (EUR 750 million). All payments were made under the indenture of the repurchased bond.

Debt contracts in Brazil, including debentures:

a. **Loans contracted in Brazil (R$ 4,269 million, R$ 7,517 million and R$ 10,137 million on December 31, 2021, 2020 and 2019, respectively).** The Company has several loans taken out in Brazil, mainly with BNDES and some Brazilian private banks.

Debt contracts on the international market:

b. **Loans and financing contracted in U.S. dollars (equivalent to R$ 20,173 million, R$ 16,759 million, and R$ 12,871 million, on December 31, 2021, 2020 and 2019, respectively).** These loans include credit facilities for exports, financing imports from the export credit agencies and loans from commercial banks and multilateral organizations.

c. **Loans and financing contracted in other debts (equivalent to R$ 1,475 million, R$ 1,659 million, and R$ 1,390 million, on December 31, 2021, 2020 and 2019, respectively).** This category includes export credit facilities.

Among other more relevant operations in the three-year period, the following are highlighted:

2021

i. In October and December 2021, the Company contracted credit facilities, in the amounts of R$ 1,953 (US$ 350 million) and R$ 1,563 (US$ 280 million), with maturities in 2027 and 2032, with a commercial bank and Japanese development bank, respectively.

ii. In March 2021, the Company redeemed the 3.750% eurobonds maturing in January 2023, in the total amount of R$ 4,946 million (EUR 750 million). All payments were made under the indenture of the repurchased bond.

iii. In January 2021, the Company contracted a credit facility in the amount of R$ 1,633 (US$ 300 million) with a development bank, maturing in 2035.

2020

iv. In 2020, the remaining balance of the loan granted by Export Development Canada – EDC to Vale Canada was paid in advance, in the amount of US$ 10.294 billion (equivalent to R$ 56.719 billion).

v. In December 2020, there was an early settlement of the loan granted by the French government to Vale Canada, and which was destined for investments made by Vale Nova Caledônia of € 200 million (equivalent to R$ 1,180 million).

vi. In August 2020, a loan of US$ 300 million (equivalent to R$ 1,626 million) was contracted, offered by The Export-Import Bank of China ("CEXIM") related to the charter contracts signed between Vale International and companies directly or indirectly controlled by the Chinese.

vii. In July 2020, the Company issued, through its wholly-owned subsidiary Vale Overseas Limited, bonds maturing in July 2030, in the amount of US$ 1,500 billion (equivalent to R$ 8,214 million) with a coupon of 3.75% p.a., paid semiannually and a yield of 3.85% p.a.

viii. In March 2020, the US$ 5,000.000 million (equivalent to R$ 25,984 million) of the revolving credit facilities (RCF) were fully disbursed, with US$ 2.000 million (equivalent to R$ 10,393 million) of the credit facility, maturing in 2022, and the US$ 3.000 million (equivalent to R$ 15,591 million) of the credit facility maturing in 2024. These credit facilities were paid in full in September 2020.

2019

ix. In December 2019, the Company prepaid US$ 518 million (equivalent to R$ 2,088 million) to development agencies.

x. In September and December 2019, the Company settled US$ 2,167 million (equivalent to R$ 8,903 million) in securities issued by its wholly owned subsidiary Vale Overseas Ltd., maturing in 2021, 2022, 2026, 2034, 2036 and 2039, and US$ 103 million (equivalent to R$ 429 million) in securities issued by its wholly owned subsidiary Vale Canada Limited, maturing in 2032, totaling US$ 2,270 million (equivalent to R$ 9,332 million).

(i) **Other long-term relationships with financial institutions**

Although there are no debt-related contracts other than those described above, the Company maintains a commercial relationship in the normal course of its business with some of the main international financial institutions and in the country, in accordance with usual financial market practices.

(ii) **Degree of subordination among debts**

There is no degree of contractual subordination among the Company's unsecured corporate debts. Financial debts that are secured through collateral have the privileges and prerogatives granted by the law.

Degree of subordination among debts			On December 31,
(in millions of Reais)	2021	2020	2019
Loans and financing	67,967	69,426	52,625
Unsecured obligations	99.3%	98.7%	98.3%
Secured obligations	0.7%	1.3%	1.7%

The securities issued by the Company through its financial subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

- **Any restrictions imposed on the Company, in particular, in relation to debt limits and contracting of new debts, the distribution of dividends, the sale of assets, the issuance of new securities and the sale of corporate control, as well as whether the Company has fulfilling these restrictions.**

Some of the Company's long-term financial instruments contain obligations related to the compliance with financial indicators. The indicators are:

- leverage, thus understood as the ratio obtained by dividing gross debt over Adjusted EBITDA ("Leverage"); and
- interest coverage, thus understood as the ratio obtained by dividing Adjusted EBITDA over interest expenses ("Interest Coverage").

For further information on adjusted EBITDA for continuing operations, including its calculation, see item 10.1 (h) of this document.

			On December 31,
	2021	2020	2019
Leverage *Maximum limit of 4.5x*	0.4x	0.8x	1.2x
Interest coverage *Minimum limit of 2.0x*	46.7x	20.3x	10.9x

On December 31, 2021, 2020 and 2019, the Company was in compliance with the levels required for the Leverage and Interest Coverage indicators. The amounts of debt subject to those clauses are R$ 13,411 million, R$ 11,339 million, R$ 9,914 million as of December 31, 2021, 2020 and 2019, respectively.

In the normal course of its operations, the Company has observed all applicable contractual positions and claims to be in compliance with all obligations assumed in its financial contracts.

g. Limits of financing contracted and percentages already used

All outstanding financing as of December 31, 2021 had 100% of the percentage used, except for the financing contracted in December 2021 in the amount of R$ 1,563 million (US$ 280 million), with maturities in 2032, with a Japanese development bank, whose percentage used was 58.3%.

h. Significant changes in each item of Vale's consolidated financial statements

Analysis of the income statement for the fiscal years ended December 31, 2021, 2020 and 2019

Income statement (in millions of Reais)	Fiscal year ended December 31, 2021	AV (%)[1]	2020	AV (%)[1]	2019	AV (%)[1]	Horizontal Analysis (2021 x 2020) %	Horizontal Analysis (2020 x 2019) %
Net sales revenue	293,524	100	206,098	100	144,635	100.0	42.4	42.5
Cost of goods sold and services rendered	(117,267)	(40.0)	(90,948)	(44.1)	(76,437)	(52.8)	28.9	19.0
Gross Income	**176,257**	**60.0**	**115,150**	**55.9**	**68,198**	**47.2**	**53.1**	**68.8**
Operating expenses								
Administrative and selling expenses	(2,601)	(0.9)	(2,529)	(1.2)	(1,872)	(1.3)	2.8	35.1
Research and development	(2,964)	(1.0)	(2,151)	(1.0)	(1,644)	(1.1)	37.8	30.8
Pre-operating and operation stoppages	(3,467)	(1.2)	(4,517)	(2.2)	(4,559)	(3.2)	(23.2)	(0.9)
Brumadinho event and de-characterization of dams	(14,379)	(4.9)	(27,016)	(13.1)	(28,818)	(19.9)	(46.8)	(6.3)
Other net operating expenses	(2,212)	(0.8)	(4,202)	(2.0)	(2,107)	(1.5)	(47.4)	99.4
	(25,623)	**(8.7)**	**(40,415)**	**(19.6)**	**(39,000)**	**(27.0)**	(36.6)	3.6
Impairment and write-off of noncurrent assets	(2,352)	(0.8)	(6,968)	(3.4)	(13,813)	(9.6)	(66.2)	(49.6)
Operating income	**148,282**	**50.5**	**67,767**	**32.9**	**15,385**	**10.6**	118.8	340.5
Financial revenue	1,822	0.6	1,570	0.8	1,802	1.2	16.1	(12.9)
Financial expenses	(8,942)	(3.0)	(16,666)	(8.1)	(14,499)	(10.0)	(46.3)	14.9
Other net financial items	24,932	8.5	(9,056)	(4.4)	(678)	(0.5)	(375.3)	1,235.7
Result of interests and other results in associates and joint ventures	(6,947)	(2.4)	(5,210)	(2.5)	(2,585)	(1.8)	33.3	101.5
Profit (loss) before taxes on profit	**159,147**	**54.2**	**38,405**	**18.6**	**(575)**	**(0.4)**	314.4	(6,779.1)
Taxation on profit								
Current taxes	(30,079)	(10.2)	(17,828)	(8.7)	(5,985)	(4.1)	68.7	197.9
Deferred taxes	4,759	1.6	13,201	6.4	8,494	5.9	(63.9)	55.4
	(25,320)	**(8.6)**	**(4,627)**	**(2.2)**	**2,509**	**1.7**	447.2	(284.4)
Net earnings from continued operations	**133,827**	**45.6**	**33,778**	**16.4**	**1,934**	**1.3**	296.2	1,646.5
Net income (loss) attributable to non-controlling shareholders	591	0.2	(11)	(0.0)	449	0.3	(5,472.7)	(102.4)
Net income from continuing operations attributed to Vale's shareholders	**133,236**	**45.4**	**33,789**	**16.4**	**1,485**	**1.0**	294.3	2,175.4
Discontinued operations								
Loss from discontinued operations	(12,484)	(4.3)	(8,875)	(4.3)	(10,631)	(7.4)	40.7	(16.5)
Loss attributable to non-controlling shareholders	(476)	(0.2)	(1,799)	(0.9)	(2,474)	(1.7)	(73.5)	(27.3)
Loss from discontinued operations attributable to Vale's shareholders	**(12,008)**	**(4.1)**	**(7,076)**	**(3.4)**	**(8,157)**	**(5.6)**	69.7	(13.3)
Net income (loss)	**121,343**	**41.3**	**24,903**	**12.1**	**(8,697)**	**(6.0)**	387.3	(386.3)
Net income (loss) attributable to non-controlling shareholders	115	0.0	(1,810)	(0.9)	(2,025)	(1.4)	(106.4)	(10.6)
Net income (loss) attributable to the Vale's shareholders	**121,228**	**41.3**	**26,713**	**13.0**	**(6,672)**	**(4.6)**	353.8	(500.4)

(1) Relating to net sales revenue.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Net sales revenue

In 2021, net sales revenue totaled R$ 293.524 million, compared to R$ 206.098 million on December 31, 2020. The increase of R$ 87,426 million is mainly due to the result of ferrous minerals due to (i) higher realized prices (R$ 64,331 million), (ii) higher sales volume (R$ 12,415 million), and (iii) positive exchange rate effect (R$ 5,032 million).

In 2020, net sales revenue totaled R$ 206.098 million, compared to R$ 144.635 million on December 31, 2019. The increase of R$ 61,463 million is mainly due to the positive effect of the 30.7% devaluation of the real against the dollar in the year, and the higher realized iron ore prices and higher revenues from base metal by-products, partially offset due to the lower volumes sold of ferrous minerals (R$ 14,256 million).

For further information on Company's revenues, see item 10.2(b) of this document.

Costs of goods sold and services rendered

Costs related to each business segment are detailed below:

Cost of goods sold and services rendered per segment (in millions of Reais)	Fiscal Year Ended on December 31, 2021	2020	2019	Change (2021 x 2020) %	(2020 x 2019) %
Ferrous minerals	76,056	53,169	47,505	43.0	11.9
Base metals	24,213	18,329	12,770	32.1	43.5
Other segments	1,568	4,146	3,645	(62.2)	13.7
Depreciation	15,430	15,304	12,517	0.8	22.3
Total	**117,267**	**90,948**	**76,437**	**28.9**	**19.0**
Discontinued operations (Coal)	7,504	7,619	7,399	(1.5)	3.0

Increase in costs between the fiscal years presented has the impact related to the negative effect of exchange rate variations, on costs linked to other currencies, mainly in the base metals and coal segment, where most of the Company's operations are located internationally. In ferrous minerals, the foreign exchange also had a negative impact, due to the costs of international sea freight and the acquisition of iron ore from third parties, which are expressed in dollars.

Total costs 2021 x 2020

As of December 31, 2021, the total cost of products and services sold totaled R$ 117,267 million, compared to R$ 90,948 million as of December 31, 2020. The increase of R$ 26.319 million or 28.9% is due mainly to:

- Increase in costs mainly due to higher costs of ferrous minerals with (i) royalties, leasing and acquisition of iron ore from third parties (R$ 5,748 million), due to the correlation with the iron ore market quotations, which increased by 46.5% in the year; (ii) sea freight, mainly due to the 31.2% increase in the bunker (R$ 4,801 million); (iii) service and material providers due to inflation and expenses to reinforce and prevent the pandemic of COVID-19 (R$ 2,711 million); (iv) maintenance of operations, due to the search for improvement and recovery of volumes of operations (R$ 2,183 million); and (v) higher sales volumes (R$ 2,838 million).

- In the base metal segment, the stoppage of base metal operations in Canada, due to the strike, resulted in higher maintenance costs and resumption of operations (R$ 1,177 million), in addition to higher volumes purchased of third-party products (R$ 4,562 million) to serve customers during the period of strike.

2020 x 2019 total costs

As of December 31, 2020, the total cost of products and services sold totaled R$ 90,948 million, compared to R$ 76,437 million as of December 31, 2019. The increase of R$ 14,511 million or 19.0% is due mainly to:

- In the ferrous mineral segment, the following were identified: increases in costs with royalties and acquisition of ore from third parties impacted by higher iron ore reference prices by 16.6% (R$ 1,364 million); higher production costs due to higher expenses with providers of services and materials (R$ 1,520 million), maintenance of operations (R$ 1,930 million), and personnel (R$ 1,139 million) due to the search for improvement and recovery of volumes of the ferrous minerals operations, and extraordinary expenses related to COVID-19; the lower sales volume of ferrous minerals (R$ 4,368 million) and lower sea freight costs (R$ 2,893 million), mainly due to 23% reduction in bunker, partially offset the increase in costs for the year.

- In the base metals segment, higher volumes sold by the base metal operations in Canada resulted in higher costs compared to the previous fiscal year (R$ 701 million), in addition to higher costs due to higher volumes sold and average realized prices of third-party copper (R$ 1,243 million) and higher costs related to scheduled maintenance at the Copper Cliff refinery in Sudbury (R$ 201 million).

Pre-operating and shutdown expenses

A substantial part of these expenses refers to the consequences of the Brumadinho event, where some iron ore operations were halted or their production volumes were reduced due to court decisions or technical analyzes carried out on the structures of dams built upstream, located in Brazil.
As of December 31, 2021, pre-operating expenses and those related to operation stoppages totaled R$ 3,467 million, a decrease of R$ 1,050 million when compared to R$ 4,517 million as of December 31, 2020, mainly due to the gradual resumption of volumes and certain iron ore operations.

As of December 31, 2020, pre-operating and shutdown expenses totaled R$ 4,517 million, in line when compared to R$ 4,559 million as of December 31, 2019.

Other net operating expenses

As of December 31, 2021, other operating expenses totaled R$ 2,212 million compared to R$ 4,202 million in 2020, mainly due to lower expenses with obligations for the decommissioning of assets. In 2021, the Company recognized expenses of R$ 682 million related to the provision for the demobilization of a water structure of the base metal operations in Canada, while, in 2020, the Company recorded R$ 1,605 million related to the provision for the demobilization of basic metal structures in Canada and iron ore in Brazil.

As of December 31, 2020, other operating expenses totaled R$ 4,202 million compared to R$ 2,107 million in 2019, mainly due to increased obligations for asset decommissioning (R$ 1,605 million) and expenses with early termination of contracts for converted ships (R$ 610 million).

Impairment and write-off of noncurrent assets

Segments per asset class (in millions of Reais)	2021	Fiscal Year Ended on December 31, 2020	2019
Property, plant and equipment and intangible assets			
Base metals - Nickel	549	4,728	10,319
Manganese	192	412	-
Other assets	535	681	487
Impairment of noncurrent assets	**1,276**	**5,821**	**10,806**
Onerous contracts	100	-	987
Write-offs of noncurrent assets	976	1,147	2,020
Impairment and write-offs of noncurrent assets	**2,352**	**6,968**	**13,813**

Base metals

Vale Nouvelle-Calédonie S.A.S. ("VNC"), Nickel – The New Caledonia operation faced difficulties throughout 2019, mainly in relation to the production and processing of refined nickel, associated with the challenges resulting from the remote location of this asset. Therefore, the Company initiated studies on alternatives for New Caledonia, taking into account operational and commercial alternatives to improve Vale Nova Caledonia's short-term cash flows. Based on the review of business plans carried out in 2019, the Company reduced the expected production levels of refined nickel products for the remaining useful life of the mine, resulting in an impairment loss of R$ 10,319 million, recognized on December 31, 2019.

With the operational difficulties faced at VNC, in 2020, the Company started a program for the sale of this asset. As a result of negotiations with interested parties, VNC's assets and liabilities were classified as "held for sale" and measured at fair value, resulting in the recognition of an impairment loss in the amount of R$ 4,728 million in the income for the fiscal year ended 31 December 2020, mainly due to the need for financing for the continuity of VNC's operations, including the commitment to make investments for the conversion of the tailings deposit from wet stacking to dry stacking ("Lucy Project"), which were estimated at R$ 2,820 million (US$ 500 million).

In March 2021, the Company signed the stock purchase agreement with Prony Resources, completing the transaction for the sale of its interest in VNC. Pursuant to the final agreement, there was an increase in the amount of the obligations assumed by Vale for the maintenance of VNC's activities, which, combined with other adjustments in working capital, resulted in an additional loss of R$ 549 million in the results for the year ended December 31, 2021.

Ferrous minerals

Minas Gerais Operations, Manganese Ferroalloys – In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. ("Vale Manganês") and are related to the manganese ferroalloy business, for the amount of R$ 223 million. Thus, these assets and liabilities were classified as "held for sale" and measured at fair value less disposal costs, resulting in the recognition of a loss in the amount of R$ 143 million, recognized in the income statement for the year ended December 31, 2021 as "Impairment and write-offs of noncurrent assets".

Simões Filho, Manganese Ferroalloys – In 2020, the Company decided to close its operations at the Simões Filho plant, in Bahia, a plant owned by Vale Manganês, which produced manganese ferroalloys. The Company conducted the impairment test for this Manganese cash-generating unit (CGU), resulting in the full impairment of inventories, other assets related to the Simões Filho operation and the recognition of provisions necessary for the closure of the plant. As a result, the Company recognized an impairment loss of R$ 412 million as "Impairment and write-off of noncurrent assets" in the fiscal year ended December 31, 2020. In 2021, the Company recognized an additional loss of R$ 49 million as a result of the reassessment of the recoverability of the remaining assets, in the result for the year ended December 31, 2021, as "Impairment and write-offs of noncurrent assets".

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Net Financial Results

2021 x 2020

As of December 31, 2021, net financial result totaled a gain of R$ 17,812 million compared to a loss of R$ 24,152 million as of December 31, 2020, representing a decrease of R$ 41,964 million, mainly for the following reasons:

i. The Company recognized gains in the amount of R$ 24,367 million, in the reclassification of the accumulated conversion adjustments to the income, due to the reclassification of the exchange rate variation recorded in shareholders' equity as a result of (i) capital reduction of a wholly-owned subsidiary abroad (R$ 13,634 million); (ii) liquidation of a wholly-owned subsidiary, previously operating in international iron ore logistics (R$ 4,284 million); and (iii) completion of the sale of Vale Nouvelle-Calédonie SAS ("VNC") (R$ 6,391 million).

ii. Financial expenses totaled R$ 8,942 million in 2021 compared to R$ 16,666 million in 2020, a decrease of R$ 7,724 million, mainly due to (i) a decrease of R$ 4,559 million in the fair value of participating debentures, whose measurement is carried out through the quotation of these debentures in the secondary market, and (ii) a reduction of R$ 3,998 million in the fair value of the financial guarantees granted in U.S. currency and provided to certain affiliates and joint ventures.

ii. The effect of the derivatives' fair value represented a loss of R$ 153 million in 2021 compared to a loss of R$ 5.526 million in 2020, due to the following main programs:

   a. Loans and financing protection program – the Company recognized a loss of R$ 891 million in 2021 compared to a loss of R$ 5,373 million in 2020. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in reais linked to the interest rates of the hedged debts.

   b. Cash flow protection program for the purchase of fuel oil (gasoil), Brent oil and freight – the Company recognized a gain of R$ 666 million in 2021 compared to a loss of R$ 496 million in 2020. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company's cash flow, operations were carried out to protect this input, through the contracting of options.

   c. Base metal products and inputs protection program – the Company recognized a loss of R$ 8 million in 2021 compared to a gain of R$ 58 million in 2020.

a. The Company recognized a loss of R$ 1.454 million in 2021 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 789 million in 2020.

b. The Company recognized an exchange gain of R$ 2,172 million in 2021 compared to an exchange loss of R$ 2,741 million in 2020.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

2020 x 2019

As of December 31, 2020, the net financial result totaled a loss of R$ 24,152 million compared to a loss of R$ 13,375 million as of December 31, 2019, representing an increase of R$ 10,777 million, mainly for the following reasons:

iii. The effect of the derivatives' fair value represented a loss of R$ 5,526 million in 2020 compared to a gain of R$ 926 million in 2019, due to the following main programs:

  d. Loans and financing protection program – the Company recognized a loss of R$ 5,373 million in 2020 compared to a gain of R$ 154 million in 2019. In these swap transactions, fixed or floating rates are paid in dollars and received remuneration in reais linked to the interest rates of the hedged debts.

  e. Cash flow protection program for the purchase of fuel oil (gasoil), Brent oil and freight – the Company recognized a loss of R$ 496 million in 2020 compared to a gain of R$ 158 million in 2019. In order to reduce the effect of fluctuations in the price of fuel oil when contracting and making available sea freight and, consequently, reducing the volatility of the Company's cash flow, operations were carried out to protect this input, through the contracting of options.

  f. Base metals products and inputs protection program – the Company recognized a gain of R$ 58 million in 2020 compared to a gain of R$ 222 million in 2019.

c. Financial expenses totaled R$ 16,666 million in 2020 compared to R$ 14,499 million in 2019, an increase of R$ 2,167 million, mainly due to (i) increase of R$ 2,563 million in the fair value of participating debentures, whose measurement is carried out through the quotation of these debentures quoted in the secondary market, (ii) increase of R$ 1,010 million in the fair value of financial guarantees granted in U.S. currency and provided to certain affiliates and joint ventures, partially offset by (iii) lower expenses related to repurchase of bonds in the amount of R$ 1,100 million.

d. The Company recognized a loss of R$ 789 million in 2020 in relation to monetary restatements indexed by inflation, compared to a loss of R$ 1,867 million in 2019.

e. The Company recognized an exchange loss of R$ 2,741 million in 2020 compared to an exchange gain of R$ 263 million in 2019, due to the depreciation of the real against the dollar.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Result of interests and other results in associates and joint ventures

(in millions of Reais)	Fiscal Year Ended on December 31, 2021	2020	2019
Equity of the investments in affiliates and joint ventures	2,653	(329)	970
Samarco / Germano	61	(884)	(993)
Renova Foundation	(9,253)	(5,530)	(1,963)
Result on sale of investments	(408)	1,533	(599)
Result of interests and other results in associates and joint ventures	**(6,947)**	**(5,210)**	**(2,585)**

In the exercises analyzed, the main impacts related to interests and other results in affiliates and joint ventures were as follows:

- During 2021, new court decisions emerged regarding individual compensation for damages to residents of cities impacted by the breach of the Fundão tailings dam, impacting the provision related to the Renova Foundation. These decisions changed and expanded mainly the number of types of damage, categories, indemnifiable amounts to the impacted municipalities and, together with the periodic review of expenses carried out by Renova, resulted in a supplementary provision of R$ 9,253 million, which corresponds to the proportional liability of the Company to the Renova Foundation, compared to an additional provision of R$ 5,530 million in 2020 and R$ 1,963 million recognized in 2019.

- Due to the new safety requirements established by the National Mining Agency ("ANM"), Samarco Mineração S.A. ("Samarco") has developed a project to de-characterize the Germano dam, which was also built using the upstream raising method and has been inactive since the breach of the Fundão tailings dam. Samarco prepared a project to de-characterize this dam, resulting in a provision for de-characterization recognized by the Company in the amount of R$ 993 million during 2019, offset by insurance received during the year in the amount of R$ 412 million. During 2020, the Company recognized an additional provision of R$ 136 million, equivalent to the proportion of its stake in Samarco of 50% of the variation in the estimated costs to carry out the project to de-characterize this structure, offset by the amount of insurance received in R$ $86 million. During 2021, the Company recognized an additional provision of R$ 7 million, offset by insurance received in the amount of R$ 181 million;

- The Company had expenses in the amount of R$ 113 million, R$ 845 million and R$ 402 million during the fiscal year 2021, 2020 and 2019, respectively, made available to Samarco and used for working capital.

- In 2021, the Company recognized an impairment loss on the investment of an associate in the amount of R$ 338 million. In 2021, the company recognized a loss of R$ 54 million related to the sale of Biopalma da Amazônia S.A. ("Biopalma") and Anyang Yu Vale Yongtong Pellet Co. ("Anyang").

- In 2020, the Company recognized a gain of R$ 885 million with the exercise of the option to purchase 8% of the shares held by Vale in VLI S.A. ("VLI"), by BNDES Participações S.A., now holding 29.6% of VLI's total shares (37.60% in 2019).

- In December 2019, the Company entered into an agreement to sell its 25% stake in Henan Longyu, and as a result, this investment was classified as an asset held for sale and an impairment loss in the amount of R$ 630 million was recognized in the result of 2019. In 2020, the Company completed the divestment and recognized a gain of R$ 598 million related to the reclassification of the reserve from "Accumulated conversion adjustments" to income.

Adjusted EBITDA

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

The following table shows the reconciliation of adjusted EBITDA with net income (loss) for the years ended December 31, 2021, 2020 and 2019.

Continuing operations

EBITDA (in millions of Reais)	Fiscal year ended December 31, 2021	 2020	 2019
Net income from continuing operations attributed to Vale's shareholders	**133,236**	**33,789**	**1,485**
Net income (loss) attributable to non-controlling shareholders	591	(11)	449
Net income	**133,827**	**33,778**	**1,934**
Depreciation, depletion and amortization	16,379	16,597	13,814
Taxation on profit	25,320	4,627	(2,509)
Financial result	(17,812)	24,152	13,375
EBITDA from continuing operations	**157,714**	**79,154**	**26,614**
Items for reconciliation of Adjusted EBITDA			
Result of interests and other results in associates and joint ventures	6.947	5,210	2,585
Dividends received and interest from loans of affiliates and joint ventures	1,043	904	1,423
Impairment and write-off of noncurrent assets	2,352	6,968	13,813
Adjusted EBITDA of continuing operations	**168,056**	**92,236**	**44,435**

Discontinued operations (Coal)

EBITDA (in millions of Reais)	Fiscal year ended December 31, 2021	 2020	 2019
Loss from continuing operations attributable to Vale's shareholders	**(12,008)**	**(7,076)**	**(8,157)**
Loss attributable to non-controlling shareholders	(476)	(1,799)	(2,474)
Loss	**(12,484)**	**(8,875)**	**(10,631)**
Depreciation, depletion and amortization	359	82	937
Taxation on profit	(4,336)	(1,602)	-
Financial result	(2,309)	(12)	71
EBITDA from discontinued operations	**(18,770)**	**(10,407)**	**(9,623)**
Items for reconciliation of Adjusted EBITDA			
Result of interests and other results in associates and joint ventures	144	226	99
Dividends received and interest from loans of affiliates and joint ventures	424	434	447
Impairment of noncurrent assets	17,178	4,851	6,949
Adjusted EBITDA of discontinued operations	**(1,024)**	**(4,896)**	**(2,128)**

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Analysis of equity variations on December 31, 2021, 2020 and 2019

Assets (in millions of Reais)	12/31/2021	AV (%)[1]	12/31/2020	AV (%)[1]	12/31/2019	AV (%)[1]	Change 2021 x 2020 %	Change 2020 x 2019 %
Current assets								
Cash and cash equivalents	65,409	13.1	70,086	14.7	29,627	8.0	(6.7)	136.6
Short-term financial investments	1,028	0.2	4,006	0.8	3,329	0.9	(74.3)	20.3
Accounts receivable	21,840	4.4	25,944	5.4	10,195	2.8	(15.8)	154.5
Other financial assets	619	0.1	1,707	0.4	2,449	0.7	(63.7)	(30.3)
Inventories	24,429	4.9	21,103	4.4	17,228	4.7	15.8	22.5
Taxes to recover	4,809	1.0	2,646	0.6	3,719	1.0	81.7	(28.9)
Others	1,198	0.2	1,313	0.3	2,151	0.6	(8.7)	(39.0)
	119,332	**23.9**	**126,805**	**26.5**	**68,698**	**18.6**	**(5.9)**	**84.6**
Non-current assets held for sale	5,468	1.1	-	-	-	-	100.0	-
	124,800	**25.0**	**126,805**	**25.4**	**68,698**	**18.6**	**(1.6)**	**84.6**
Noncurrent assets								
Deposits in court	6,808	1.4	6,591	1.4	12,629	3.4	3.3	(47.8)
Other financial assets	796	0.2	9,271	1.9	10,724	2.9	(91.4)	(13.5)
Taxes to recover	5,220	1.0	5,670	1.2	4,853	1.3	(7.9)	16.8
Deferred taxes on profit	63,847	12.8	53,711	11.2	37,151	10.0	18.9	44.6
Others	3,604	0.7	3,380	0.7	2,348	0.6	6.6	44.0
	80,275	**16.1**	**78,623**	**16.4**	**67,705**	**18.3**	**2.1**	**16.1**
Investments	9,771	2.0	10,557	2.2	11,278	3.1	(7.4)	(6.4)
Intangible asset	50,287	10.1	48,309	10.1	34,257	9.3	4.1	41.0
Property, plant and equipment	233,995	46.9	213,836	44.7	187,733	50.8	9.4	13.9
	374,328	**75.0**	**351,325**	**73.5**	**300,973**	**81.4**	**6.5**	**16.7**
Total assets	**499,128**	**100.0**	**478,130**	**100.0**	**369,671**	**100.0**	**4.4**	**29.3**

(1) In relation to the total assets.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Liabilities and shareholders' equity (in millions of Reais)	12/31/2021	AV (%)¹	12/31/2020	AV (%)¹	12/31/2019	AV (%)¹	Horizontal Analysis 2021 x 2020 %	Horizontal Analysis 2020 x 2019 %
Current liabilities								
Suppliers and contractors	19,393	3.9	17,496	3.7	16,556	4.5	10.8	5.7
Loans, financing and leases	6,720	1.3	5,901	1.2	5,805	1.6	13.9	1.7
Other financial liabilities	10,946	2.2	9,906	2.1	5,658	1.5	10.5	75.1
Taxes payable	12,150	2.4	4,950	1.0	2,065	0.6	145.5	139.7
Refinancing program ("REFIS")	1,810	0.4	1,769	0.4	1,737	0.5	2.3	1.8
Liabilities related to interest in affiliates and joint ventures	9,964	2.0	4,554	1.0	2,079	0.6	118.8	119.0
Provisions(2)	5,830	1.2	8,663	1.8	3,731	1.0	(32.7)	132.2
Liabilities related to Brumadinho	6,449	1.3	9,925	2.1	6,319	1.7	(35.0)	57.1
Provision for de-characterization of dams and demobilization of assets(2)	3,468	0.0	3,029	0.6	2,472	0.7	14.5	22.5
Dividends payable	-	0.0	6,342	1.3	6,287	1.7	(100.0)	0.9
Others	6,106	1.2	3,303	0.7	3,097	0.8	84.9	6.7
	82,836	**16.6**	**75,838**	**15.9**	**55,806**	**15.1**	**9.2**	**35.9**
Liabilities related to non-current assets held for sale	1,978	0.4	-	-	-	-	100.0	-
	84,814	**17.0**	**75,838**	**15.9**	**55,806**	**15.1**	**11.8**	**35.9**
Noncurrent liabilities								
Loans, financing and leases	70,189	14.1	72,187	15.1	54,038	14.6	(2.8)	33.6
Participating debentures	19,078	3.8	17,737	3.7	10,416	2.8	7.6	70.3
Other financial liabilities	14,344	2.9	23,719	5.0	7,206	1.9	(39.5)	229.2
Refinancing program ("REFIS")	10,962	2.2	12,493	2.6	14,012	3.8	(12.3)	(10.8)
Deferred taxes on profit	10,494	2.1	9,198	1.9	7,585	2.1	14.1	21.3
Provisions(2)	19,082	3.8	21,377	4.5	17,930	4.9	(10.7)	19.2
Liabilities related to Brumadinho	13,288	2.7	13,849	2.9	5,703	1.5	(4.1)	-
Provision for de-characterization of dams and demobilization of assets(2)	41,753	8.4	32,368	6.8	25,090	6.8	29.0	-
Liabilities related to interest in affiliates and joint ventures	7,407	1.5	6,228	1.3	4,774	1.3	18.9	30.5
Streaming transactions	9,927	2.0	10,419	2.2	8,313	2.2	(4.7)	25.3
Others	732	0.1	1,731	0.4	1,649	0.4	(57.7)	5.0
	217,256	**43.5**	**221,306**	**46.3**	**156,716**	**42.4**	**(1.8)**	**41.2**
Total liabilities	**302,070**	**60.5**	**297,144**	**62.1**	**212,522**	**57.5**	**1.7**	**39.8**
Shareholders' Equity								
Vale shareholders' equity	192,403	38.5	185,785	38.9	161,480	43.7	3.6	15.1
Shareholders' equity of non-controlling shareholders	4,655	0.9	(4,799)	(1.0)	(4,331)	(1.2)	(197.0)	10.8
Total shareholders' equity	**197,058**	**39.5**	**180,986**	**37.9**	**157,149**	**42.5**	**8.9**	**15.2**
Total liabilities and shareholders' equity	**499,128**	**100.0**	**478,130**	**100.0**	**369,671**	**100.0**	**4.4**	**29.3**

(1) Relating to total liabilities and shareholders' equity.
(2) Reclassification to present the balance for the year 2019.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Assets

Cash and cash equivalents

As of December 31, 2021, the balance of cash and cash equivalents totaled R$ 65,409 million, compared to R$ 70,086 million as of December 31, 2020. The decrease of R$ 4,677 million or 6.7% is mainly due to the payment of dividends to shareholders (R$ 73,112 million) and share buybacks (R$ 29,121 million), which were partially due to the increase in operating cash generation as a result of higher realized prices and higher sales volumes of ferrous minerals (R$ 64,331 million and R$ 9,577 million, respectively).

As of December 31, 2020, the balance of cash and cash equivalents totaled R$ 70,086 million, compared to R$ 29,627 million as of December 31, 2019. The increase of R$ 40,459 million or 136.6% is mainly due to the increase in operating cash generation in 2020, arising from higher average realized prices of iron ore and the effect of the appreciation of the dollar against the real (R$ 7,605 million).

Accounts receivable

As of December 31, 2021, the balance of accounts receivable totaled R$ 21,840 million compared to R$ 25,944 million as of December 31, 2020. The decrease of R$ 4,104 million or 15.8% is due to higher provisional revenues caused by the increase in iron ore prices, mainly in December, when provisional sales totaled an approximate amount of R$ 12,123 million, partially offset by higher volume sold in 2021.

As of December 31, 2020, the balance of accounts receivable totaled R$ 25,944 million compared to R$ 10,195 million as of December 31, 2019. The increase of R$ 15,749 million or 154.5% is mainly due to the following factors: higher provisional revenues caused by higher iron ore prices during the year, mainly in December, when provisional sales totaled an approximate amount of R$ 12,123 million and the exchange variation of customer balances in foreign currency with an effect of R$ 1,745 million.

Inventories

As of December 31, 2021, the balance of inventories totaled R$ 24,429 million compared to R$ 21,103 million as of December 31, 2020. The increase of R$ 3,326 million, or 15.8%, is mainly due to (i) higher production costs, the increase in the prices of inputs and contracts and expenses linked to commodities and bunker, and (ii) the positive effect of the conversion to reais of inventories in subsidiaries abroad.

As of December 31, 2020, the balance of inventories totaled R$ 21,103 million compared to R$ 17,228 million as of December 31, 2019. The increase of R$ 3,875 million, or 22.5%, is mainly due to (i) the positive effect of the conversion into reais of inventories in subsidiaries abroad; and (ii) the greater volume of iron ore, which is a reflection of lower sales of products along the supply chain resulting from the international inventory replenishment strategy.

Taxes to recover

<u>Current</u>

As of December 31, 2021, the balance of taxes recoverable totaled R$ 4,809 million compared to R$ 2,646 million as of December 31, 2020. The increment of R$ 2,163 million, or 81.7%, is mainly due to the gain recognized in relation to the thesis of exclusion of ICMS (State Goods and Services Tax) from the tax basis of the contribution to PIS and COFINS, discussed by the Company in two lawsuits. With the definition of the favorable ruling given by the Federal Supreme Court for all taxpayers in the leading case, the Company recognized an asset of R$ 954 million in this fiscal year.

As of December 31, 2020, the balance of taxes recoverable totaled R$ 2,646 million compared to R$ 3,719 million as of December 31, 2019. The reduction of R$ 1,073 million is mainly due to the receipt of R$ 889 million (CAD 221 million), which corresponded to the amount due for the refund of income tax, including estimated interest, as a result of the settlement of a tax dispute related to the tax treatment adopted by the Company's wholly-owned subsidiary in Canada in merger and acquisition transactions that took place in 2006.

Noncurrent

As of December 31, 2021, the balance of taxes recoverable totaled R$ 5,220 million compared to R$ 5,670 million on December 31, 2020. The decrease of R$ 450 million or 7.9% is mainly due to the transfer of ICMS credits from coal assets that were reclassified to discontinued operations.

As of December 31, 2020, the balance of taxes recoverable totaled R$ 5,670 million compared to R$ 4,853 million as of December 31, 2019. The increase of R$ 817 million or 16.8% is mainly due to the recognition of R$ 313 million of the credit related to the ICMS exclusion process in the PIS/COFINS tax basis, in relation to which the company obtained a final decision in court.

Judicial Deposits

As of December 31, 2021, the balance of deposits in court totaled R$ 6,808 million compared to R$ 6,591 million on December 31, 2020. The increase of R$ 217 million or 3.3% is basically due to the adjustment for inflation.

As of December 31, 2020, the balance of judicial deposits totaled R$ 6,591 million compared to R$ 12,629 million on December 31, 2019. The reduction of R$ 6,038 million or 47.89% is due to the use of judicial deposits related to the Brumadinho event, in the amount of R$ 5,400 million to write off the respective liabilities as a result of the Global Agreement[4], signed in February 2021.

Deferred taxes on profit

As of December 31, 2021, the balance of deferred taxes on profit totaled R$ 63,847 million compared to R$ 53,711 million on December 31, 2020. The increase of R$ 10,136 million or 18.9% is mainly due to the recognition of deferred income tax arising from tax losses of its subsidiaries abroad.

As of December 31, 2020, the balance of deferred taxes on profit totaled R$ 53,711 million compared to R$ 37,151 million as of December 31, 2019. The increase of R$ 16,560 million or 44.6% is mainly due to the recognition of deferred income tax arising from a temporary difference in the provisions related to the Brumadinho event and fair value of financial instruments.

Intangible Asset

As of December 31, 2021, the balance of intangibles totaled R$ 50,287 million compared to R$ 48,309 million on December 31, 2020. The increase of R$ 1,490 million is due to the review of the estimate of the concession contracts of the Estrada de Ferro Carajás ("EFC") and the Vitória-Minas Railway ("EFVM"), the readjustment in the value of the grants and the update of the discount rate on investment obligations.

As of December 31, 2020, the balance of intangibles totaled R$ 48,309 million compared to R$ 34,257 million as of December 31, 2019. The increase of R$ 14,052 million, or 41%, is mainly due to the extension of the concessions to operate the EFC and EFVM for thirty years, with the expiration date shifting from 2027 to 2057. After the signature, the Company recognized the intangible asset related to the right to use the EFC and EFVM.

Property, plant and equipment

As of December 31, 2021, the balance of property, plant and equipment totaled R$ 233,995 million compared to R$ 213,836 million on December 31, 2020. The increase of R$ 20,159 million, or 9.4%, is due to (i) greater investments in the expansion and maintenance of the Company's activities (R$ 29,782 million), (ii) appreciation due to the exchange rate impact of the assets of the Company's investees abroad denominated in dollars converted into reais (R$ 7,225 million), (iii) partially offset by asset depreciation (R$ 14,212 million).

[4] Judicial Settlement for Full Reparation entered with the State of Minas Gerais, the Public Defender's Office of the State of Minas Gerais and and the Federal and Minas Gerais State Public Prosecution Office, for the reparation of socio-economic and socio-environmental damage resulting from the collapse of Dam I in Brumadinho.

As of December 31, 2020, the balance of property, plant and equipment totaled R$ 213,836 million compared to R$ 187,733 million on December 31, 2019. The increase of R$ 26,103 million or 13.9% is due to the exchange rate impact, mainly of the assets of the Company's investees abroad expressed in dollars converted into reais.

Liabilities

Loans, financing and leases

Current and noncurrent

As of December 31, 2021, the balance of loans, financing and leases totaled R$ 76,909 million compared to R$ 78,088 million as of December 31, 2020. The decrease of R$ 1,179 million or 1.5% is mainly due to the early redemption of 3.75% bonds p.a. maturing in January 2023 (R$ 4,946 million), partially offset by the effect of the exchange rate variation.

As of December 31, 2020, the balance of loans, financing and leases totaled R$ 78,088 million compared to R$ 59,843 million as of December 31, 2019. The increase of R$ 18,245 million or 30.5% is mainly due to the effect of the change in the exchange rate.

Deferred taxes on profit

As of December 31, 2021, the balance of deferred income taxes totaled R$ 10,494 million compared to R$ 9,198 million as of December 31, 2020. The increase of R$ 1,296 million or 14.1% is mainly due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 5.20 to US$ 1.00, on December 31, 2020, to R$ 5.58 to US$ 1.00, on December 31, 2021.

As of December 31, 2020, the balance of deferred taxes on profit totaled R$ 9,198 million compared to R$ 7,585 million as of December 31, 2019. The increase of R$ 1,613 million or 21.3% is mainly due to the devaluation of the real against the dollar, which changed from an exchange rate of R$ 4.03 to US$ 1.00, on December 31, 2019, to R$ 5.20 to US$ 1.00, on December 31, 2020.

Liabilities related to interest in affiliates and joint ventures

As of December 31, 2021, the balance of the provision related to interest in affiliates and joint ventures totaled R$ 17,371 million compared to R$ 10,782 million on December 31, 2020. The increase of R$ 6,589 million mainly refers to the recognition of the additional provision for Renova Foundation as a result of new court decisions granted on individual indemnities for residents of cities impacted by the breach of the Fundão tailings dam. These decisions changed and expanded mainly the number of types of damage, categories, indemnifiable amounts to the impacted municipalities, which, together with the periodic review of expenses carried out by Renova, resulted in a supplementary provision of R$ 9,253 million, which corresponds to the proportional liability of the Company to the Renova Foundation. This increase was partially offset by disbursements made (R$ 2,169 million) and present value adjustment (R$ 502 million).

As of December 31, 2020, the balance of the provision related to interest in associates and joint ventures totaled R$ 10,782 million compared to R$ 6,853 million as of December 31, 2019. The increase of R$ 3,929 million refers mainly to the recognition of the additional provision of R$ 5,530 million for Renova Foundation. For further information on the liabilities related to the Renova Foundation, see item 10.3 of this document.

Provisions

Current and noncurrent

As of December 31, 2021, the balance of provisions totaled R$ 24,912 million compared to R$ 30,040 million as of December 31, 2020. The decrease of R$ 5,128 million or 17.1% is due to the following factors: (i) payment of a provision in the amount of R$ 3,134 million referring to the sale of VNC; (ii) reduction in pension fund obligations (R$ 3,227 million).

As of December 31, 2020, the balance of provisions totaled R$ 30,040 million, compared to R$ 21,661 million as of December 31, 2019. The increase of R$ 8,379 million or 38.7% is due to the following factors: (i) recognition of the provision in the amount of R$ 2,598 million related to the sale of VNC; (ii) reduction in pension fund obligations (R$ 3,471 million).

Liabilities related to Brumadinho

Current and noncurrent

As of December 31, 2021, the balance of liabilities related to Brumadinho totaled R$ 19,737 million compared to R$ 23,774 million as of December 31, 2020. The decrease of R$ 4,037 million is mainly related to (i) disbursements made in order to fulfill obligations under the Global Agreement, individual indemnities and other commitments, in the amount of R$ 6,882 million, (ii) partially offset by the increase in the provision resulting mainly from the IPCA adjustment on the obligations under the Global Agreement, which resulted in an impact of R$ 1,798 million, and mainly by the complement of environmental obligations, which generated an impact of R$ 1,140 million.

As of December 31, 2020, the balance of liabilities related to Brumadinho totaled R$ 23,774 million compared to R$ 12,022 million as of December 31, 2019. The increase of R$ 11,752 million mainly refers to (i) the recognition of an additional provision of R$ 19,924 million to meet the obligations under the Global Agreement, (ii) the recognition of provisions in the amount of R$ 1,331 million related to of geotechnical safety of the remaining structures at the Córrego do Feijão mine, partially offset by the disbursements that took place in 2020 (R$ 9,551 million).

For further information on the liabilities related to Brumadinho, see item 10.3 of this document.

Decharacterization of dams and demobilization of assets

Current and noncurrent

As of December 31, 2021, the balance of de-characterization of dams and decommissioning of assets totaled R$ 45,221 million compared to R$ 35,397 million as of December 31, 2020. The increase of R$ 9,824 million mainly refers to the complement of the provision for de-characterization of dams in the amount of R$ 9,747 million, due to changes in engineering methods and solutions for geotechnical structures, with the aim of guaranteeing safety in the execution of the works. These changes resulted in the need to increase the volume of tailings to be removed from certain structures, changes in containment plans and reinforcement of structures and use of remotely controlled equipment, to the detriment of conventional equipment.

As of December 31, 2020, the balance of de-characterization of dams and decommissioning of assets totaled R$ 35,397 million compared to R$ 27,562 million as of December 31, 2019. The increase of R$ 7,835 million is mainly related to the recognition of R$ 3,175 million in provisions to comply with obligations regarding the de-characterization of upstream dams, of which (i) R$ 1,900 million due to the development of engineering projects and changes in planned containment; and (ii) R$ 1,275 million related to other structures identified by the Company, which meet the criteria to be equally de-characterized.

For further information on the liabilities related to the de-characterization of dams, see item 10.3 of this document.

Analysis of changes in cash flows for the years ended December 31, 2021, 2020 and 2019

The following table presents the amounts related to the consolidated cash flow statements for the fiscal years ended December 31, 2021, 2020, and 2019:

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

	Fiscal year ended December 31,				
(in millions of Reais)	2021	Change (%)	2020	Change (%)	2019
Profit (loss) before taxes on profit from operations	159,147	314	38,405	(6,779)	(575)
Adjustments to reconcile net income for the year	18,753	(76)	77,357	12	69,034
Changes in assets and liabilities	915	(106)	(16,591)	2,253	(705)
Cash generated by the operations:	**178,815**	**80**	**99,171**	**46**	**67,754**
Funds from continuing operating activities	(40,317)	118	(18,501)	3	(17,924)
Funds from discontinued operating activities	(1,732)	(68)	(5,462)	114	(2,548)
Net cash from operating activities	**136,766**	**82**	**75,208**	**59**	**47,282**
Net cash used in investing activities for continuing operations	**(22,812)**	**(3)**	**(23,565)**	**(10)**	**(26,066)**
Net cash used in investing activities for discontinued operations	**(12,476)**	**1,765**	**(669)**	**41**	**(474)**
Net cash used in financing activities for continuing operations	**(109,154)**	**508**	**(17,963)**	**21**	**(14,829)**
Net cash used in financing activities for discontinued operations	**(72)**	**(8)**	**(78)**	**42**	**(55)**
Increase (decrease) in cash and cash equivalents	**(7,748)**	**(124)**	**32,933**	**462**	**5,858**
Beginning of the year cash and cash equivalents	70,086	137	29,627	32	22,413
Effect of exchange rate changes on cash and cash equivalents	3,071	(60)	7,605	461	1,356
Cash and cash equivalents of companies sold and merged, net	-	(100)	(79)	100	-
End of the year cash and cash equivalents	**65,409**	**(7)**	**70,086**	**137**	**29,627**

Net cash from operating activities for operations

Cash flow from operating activities increased by 82%, from R$ 75,208 million in 2020 to R$ 136,766 million in 2021, due to the higher cash generated by operations in the amount of R$ 79,644, impacted by the adjusted EBITDA for continuing operations of the Company, which increased by R$ 75,820 million compared to the same period in 2020, mainly due to the strong performance of the ferrous minerals segment, as a result of the increase in realized prices and sales volume (R$ 64,331 million and R$ 9,577 million, respectively).

Cash flow from operating activities increased by 59%, from R$ 47,282 million in 2019 to R$ 75,208 million in 2020, due to the higher cash generated by operations of R$ 31,227 million, strongly impacted by the increase in accounts receivable in the amount of R$ 14,095 million, and due to the higher realized prices for iron ore.

Net cash used in investing activities for continuing operations

The cash flow used in the Company's investment activities amounted to R$ 22.812 million in 2021, compared to R$ 23.565 million for the same period in 2020. In 2021, investments in property, plant and equipment and

intangible assets totaled R$ 27,301 million, R$ 5,581 million higher than in 2020, in addition to the disbursement made by the Company in the amount of R$ 3,134 million to complete the sale of its interest in Vale Nouvelle-Calédonie SAS, partially offset by the sale of the investment in Mosaic's shares for the amount of R$ 6,919 million.

The cash flow used in the Company's investment activities amounted to R$ 23.565 million in 2020, compared to R$ 26.066 million for the same period in 2019. In 2020, investments in property, plant and equipment and intangible assets totaled R$ 21,720 million, R$ 7,898 million higher than in 2019, mainly due to (i) greater replacement and acquisition of equipment, and (ii) investments in the tailings filtration plants. In 2020, the Company made financial investments and investments in investment funds, net of redemptions in the amount of R$ 1,247 million compared to R$ 3,408 million invested in 2019.

Net cash used in financing activities for continuing operations

Cash flow from financing activities for the year ended December 31, 2021 totaled R$ 109,154 million, compared to R$ 17,963 million in 2020. The increased use of cash in financing activities is mainly due to (i) higher dividends and interest on shareholders' equity paid to shareholders (R$ 73,112 million), and (ii) the share buyback program (R$ 29,121 million).

Cash flow from financing activities for continuing operations for the year ended December 31, 2020 totaled R$ 17,963 million, compared to R$ 14,829 million in 2019, an increase mainly due to (i) payment of dividends and interest on shareholders' equity to the shareholders (R$ 18,637 million), partially offset by (ii) lower borrowing and payments of net loans and financing (R$ 816 million).

10.2 – The directors must comment on:

a. . results of the issuer's operations, especially:

i. description of any key components of revenue

Vale's revenue depends, among other factors, on the volume of production at its facilities and the prices for its products. Further details on production can be obtained through a specific report on the subject, which is available on the Company's website (www.vale.com).

The following table summarizes, for the periods indicated, the distribution of Vale's net revenue per segment and product.

Net sales revenue per product					Fiscal Year Ended on December 31,		(2021 x 2020)	(2020 x 2019)
(in millions of Reais)	2021	%	2020	%	2019	%	%	%
Ferrous minerals	**249,143**	**84.9**	**167,365**	**81.2**	**118,767**	**82.1**	**48.9**	**40.9**
Iron ore	208,242	70.9	142,478	69.1	92,504	64.0	46.2	54.0
Pellets	37,951	12.9	22,043	10.7	23,446	16.2	72.2	(6.0)
Manganese and ferroalloys	937	0.3	1,177	0.6	1,112	0.8	(20.4)	5.8
Others	2,013	0.7	1,667	0.8	1,705	1.2	20.8	(2.2)
Base metals	**43,125**	**14.7**	**35,468**	**17.2**	**23,148**	**16.8**	**21.6**	**53.2**
Nickel and other products	29,148	9.9	24,112	11.7	15,642	10.8	20.9	54.1
Copper	13,977	4.8	11,356	5.5	7,506	5.2	23.1	51.3
Others	**1,256**	**0.4**	**3,265**	**1.6**	**2,720**	**1.9**	**(61.5)**	**20.0**
Net revenue	**293,524**	**100.0**	**206,098**	**100.0**	**144,635**	**100.0**	**42.4**	**42.5**

Discontinued operations (Coal)	**5,877**	**2.0**	**2,431**	**1.2**	**4,005**	**2.8**	**141.8**	**(39.3)**

The following table summarizes, for the periods indicated, the distribution of Vale's net sales revenue based on the geographical location of its customers.

					Fiscal Year Ended on December 31,	
(in millions of Reais)	**2021**	**%**	**2020**	**%**	**2019**	**%**
North America	**10,325**	**3.5**	**6,574**	**3.2**	**8,097**	**5.6**
USA	8,323	2.8	5,336	2.6	5,271	3.6
Canada	2,002	0.7	1,238	0.6	2,826	2.0
South America	**32,590**	**11.1**	**17,515**	**8.5**	**15,399**	**10.6**
Brazil	27,678	9.4	14,898	7.2	12,877	8.9
Others	4,912	1.7	2,617	1.3	2,522	1.7
Asia	**202,706**	**69.1**	**148,116**	**71.9**	**93,500**	**64.6**
China	154,067	52.5	121,125	58.8	72,405	50.1
Japan	24,399	8.3	11,363	5.5	9,811	6.8
South Korea	9,430	3.2	6,222	3.0	4,349	3.0
Taiwan	5,356	1.8	3,034	1.5	3,763	2.6
Others	9,454	3.2	6,372	3.1	3,172	2.2
Europe	**36,303**	**12.4**	**26,411**	**12.8**	**19,385**	**13.4**
Germany	11,003	3.7	7,848	3.8	6,653	4.6
France	3,138	1.1	1,343	0.7	2,038	1.4
England	636	0.2	3,380	1.6	660	0.5
Italy	3,494	1.2	1,401	0.7	1,408	1.0
Others	18,032	6.1	12,439	6.0	8,626	6.0
Other countries	**11,600**	**4.0**	**7,482**	**3.6**	**8,254**	**5.7**
Net revenue	**293,524**	**100.0**	**206,098**	**100.0**	**144,635**	**100.0**

Iron ore and pellets

Iron ore and iron ore pellets are priced based on a wide range of quality levels and physical characteristics.

Price differences arise from a number of factors, such as the iron content of the product, its contaminants, such as silica, alumina and phosphorus, the granulometry of the product, the beneficiation processes required to produce the desired end product, the moisture degree, the shipping mode and the pricing time system. In addition, usually, for the iron ore pellets, contractual premiums on the price index are traded on a quarterly basis.

Demand for iron ore and iron ore pellets is driven by global demand for crude steel. Demand for crude steel, in turn, is strongly influenced by the real estate sector, civil construction and global industrial production. Demand from China has been the principal driver of world demand and prices.

In 2021, the average Platts IODEX 62% iron ore benchmark price index was US$ 159.5/t, 46.5% higher than in 2020. The average of the MB65% index was US$ 122.3/dmt in 2021, in line with 2020, following the trend of the reference price.

The year 2021 was marked by important developments seeking to resume operations in order to allow the return of Vale's production volumes to levels prior to 2019. The Company resumed the production capacity of different assets during the fiscal year, with emphasis on the return of the Serra Leste operations in Carajás, the Timbopeba plant resuming iron ore processing lines and Fábrica restarting wet-processed production.

Vale's iron ore prices vary according to iron concentrations, and other chemical elements contained in the product selected by customers and are based on spot indexes for determining the prices exercised by customers. Final prices may be based on current spot indexes and average prices for specific periods.

In cases where the products are priced before the final price is determinable at the time of delivery, the sale is recognized based on a provisional price with a subsequent adjustment to reflect the final price.

The average realized price for iron ore fines, covering CFR/FOB sales, was US$ 140.5/t in 2021, being 30.8% above the value of US$ 107.4/t in 2020. The average price of pellets increased from US$ 135.9/t in 2020 to US$ 218.3/t in 2021.

Nickel

Nickel is a metal traded on the London Metal Exchange (LME) and Shanghai Futures Exchange (SHFE) and is mainly used in the production of stainless steel. Most nickel products are priced at a discount or premium to the LME price, depending on the technical and physical characteristics of the product.

Demand in the nickel market is heavily affected by the production of stainless steel, which accounted for 69% of consumption in 2021 (70% and 68% in 2020 and 2019, respectively). In 2021, the demand in the stainless steel nickel market increased by 11% and 15% compared to the demand in 2020 and 2019, respectively.

The average realized price of nickel in the fiscal year ended on December 31, 2021 was 17.7% and 28.0% higher than the average prices practiced in 2020 and 2019, respectively.

Vale maintains short-term fixed-volume contracts with customers for the majority of its expected annual nickel sales. These contracts, together with their sales for uses outside the stainless steel market (alloy steel, high nickel content alloys, galvanizing and batteries), provide stable demand for a significant portion of its annual production.

Copper

Copper prices are determined based on: (a) copper metal prices in final markets, such as the LME, SHFE and COMEX; and (b) for intermediate products, such as copper concentrate (which represents the majority of the company's sales) and copper anode, treatment and refining rates are negotiated with each client. According to a pricing system known as MAMA (month after month of arrival), sales of copper concentrate and anode are provisionally set at the time of shipment, and the final prices are set based on the LME at a future time, typically one to three months after product shipping.

Global demand for refined copper ended the year 4% and 3% higher compared to 2020 and 2019, respectively. China accounted for approximately 52% of world consumption in 2021, with the predominant use of copper in the country in the construction and electrical sectors. Chinese demand returned rapidly after the pandemic of COVID-19 was curbed in the country and then expanded. Construction and manufacturing activities recovered completely in March and have remained in expansion ever since. This led the imports of refined goods to reach record levels, even as domestic production of refined goods continued to expand.

The average realized price of copper in the fiscal year ended on December 31, 2021 was 59.2% and 71.5% higher than the average prices practiced in 2020 and 2019, respectively.

Coal – Discontinued Operation

The demand for metallurgical coal is driven by the demand for steel, especially in Asia. The demand for thermal coal is directly related to the consumption of electricity, which will continue to be driven by global economic growth, particularly in emerging economies, but, at the same time, impacted by greater emissions restrictions. Currently, metallurgical coal prices are established according to the spot reference indexes or established based on the quarterly average of the index and/or quarterly benchmark system for certain contents. The prices of thermal coal are set in spot negotiations and/or through reference indexes and annual contracts.

(1) Factors that materially affected the operating results

As of December 31, 2021, operating income totaled R$ 148,282 million, compared to R$ 67,767 million as of December 31, 2020, representing an increase of R$ 80,515 million. The main factor that materially affected this result was the increase in the performance of the ferrous minerals segment due to the increase in realized prices and sales volumes (R$ 73,908 million), which was partially offset by the increase in provisions for decharacterization of dams (R$ 9,747 million) and Renova Foundation (R$ 9,253 million). Additionally, the

2020 result was impacted by the recognition of provisions related to the obligations under the Global Agreement, individual indemnification and other commitments (R$ 19,737 million).

As of December 31, 2020, the operating profit totaled R$ 67,767 million, compared to R$ 15,385 million as of December 31, 2019. The increase of R$ 52,382 million is mainly due to (i) higher average realized prices for iron ore and pellets (R$ 24,948 million), (ii) positive net foreign exchange effect on revenues, costs and expenses (R$ 32,335 million), partially offset by (iii) effects resulting from the Brumadinho event (R$ 27,016 million) and (iv) recognition of losses related to impairment and write-off of noncurrent assets (R$ 6,845 million).

The Company had an operating margin of 50.5% and 32.9% in the fiscal years ended on December 31, 2021 and 2020, respectively.

b. Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and the introduction of new products and services

Exchange rate variations

	2021	Change (%)	2020	Change (%)	2019
Average Exchange Rate (Real/Dollar)	5.40	4.6%	5.16	30.7%	3.95
Closing Exchange Rate (Real/Dollar)	5.58	7.4%	5.20	28.9%	4.03

Most of Company's revenues are denominated in US Dollars. During the 2021 fiscal year, the U.S. Dollar appreciated 4.61% against the brazilian currency (2020 – 30.70%, 2019 – 7.94%), contributing with higher revenues of R$ 6,731 million in 2021 (2020 – R$ 45,579 million, 2019 – R$ 9,704 million).

Variations in Price and Volumes

The following table summarizes the average prices of the main products for each of the periods indicated.

			Fiscal Year Ended on December 31,
(R$ per metric ton, unless otherwise indicated)	2021	2020	2019
Iron ore	756	561	345
Pellets	1,175	706	543
Manganese	742	610	546
Ferroalloys	8,765	5,064	4,181
Nickel	97,296	79,354	56,696
Copper as a nickel by-product	50,815	30,236	21,321
Copper	50,453	30,682	21,408

The following table summarizes the volumes sold of main products for each of the periods indicated.

	Fiscal Year Ended on December 31,

(in thousand metric tons)	2021	2020	2019
Iron ore	275,456	254,012	267,992
Pellets	32,306	31,211	43,199
Manganese	573	1,378	1,063
Ferroalloys	58	67	127
Nickel	182	183	183
Copper as a nickel by-product	68	99	122
Copper	216	247	244

The Company's revenues are mainly affected by the exchange rate fluctuation, changes in prices and changes in the volumes of products it commercializes. Several factors influenced the prices and the demand for the different products of the Company, such as: (a) iron and impurities content and size of the particles (for iron ore and pellets); (b) tendencies of the carbon steel market and price of the main inputs (for manganese and ferroalloys); (c) demand for steel, especially in Asia, and supply of coal, especially in the Chinese production; (d) discount or premium in relation to the price negotiated on the London Metal Exchange (LME) and (e) price of copper metal in end markets (for copper).

Ferrous Minerals – Revenues from the ferrous minerals segment totaled R$ 249,143 million compared to R$ 167,365 million in 2020, driven by higher average realized prices for iron ore, reflecting the increase in the Platts IODEX 62% iron ore price benchmark index, which was 46.5% higher compared to 2020, with an impact on ferrous of (R$ 64,331 million), higher volumes of ferrous minerals sold (R$ 12,415 million) and the positive impact of the exchange rate (R$ 5,032 millions).

Sales volume of iron ore fines increased by 8.4% in 2021 compared to 2020 due to increased production. 2021 was marked by important developments seeking to resume operations. We resumed the full capacity of different assets, such as Serra Leste, Timbopeba and Fábrica.

Sales volume of iron ore pellets increased by 3.5% compared to 2020, due to the resumption of production at the Vargem Grande plant in early 2021, despite the restricted availability of pellet feed, mainly from the Itabira complex.

In 2020, revenues from ferrous minerals segment totaled R$ 167,365 million, compared to R$ 118,767 million in 2019, due to the higher average realized prices for iron ore, reflecting the increase in the Platts IODEX 62% iron ore price benchmark index, which was 16.6% higher than 2019 (R$ 25,732 million), a positive impact of exchange rate (R$ 37,906 million), partially offset by the lower volumes of ferrous minerals sold (R$ 14,256 million).

Base Metals – In 2021, the base metals segment totaled R$ 43,125 million, an increase of R$ 7,657 million compared to 2020, driven by higher nickel and copper sales prices (R$ 4,284 million) and the positive impact of foreign exchange (R$ 1,544 million).

Revenues from the base metals segment totaled R$ 35,468 million in 2020, an increase of R$ 12,882 million compared to 2019, driven by higher sale prices for nickel (R$ 1,336 million), due to the positive effect of the nickel revenue hedging program, copper as a by-product of nickel and PGMs (R$ 2,903 million) and the positive impact of the exchange rate (R$ 7,673 million). Nickel sales volume increased 5 million metric tons in 2020, when compared to 2019 (R$ 387 million).

Variations in the inflation rates

The Company's revenues are not significantly affected by inflation rates, and the main variations in operating revenue is attributable to price and volume changes.

c. Impact of inflation, price variations of main inputs and products, exchange rate and interest rates on operating results and the Vale's financial result, when relevant

For information on the effects of inflation, changes in prices of the main products and the exchange rate, see item 10.2(b) of this document.

Interest Rate

Vale is exposed to the risk of interest rates for loans and financings. Debt tied to interest rates in US$ consists mainly of loans, including export prepayment operations, loans from commercial banks and multilateral organizations. In general, these debts are indexed to the LIBOR rate (London Interbank Offered Rate). The floating rate of its debt expressed in Brazilian reais includes debentures, loans obtained from the BNDES, fixed assets and financing for the purchase of services in the Brazilian market. The interest on these obligations is tied primarily to the IPCA (Broad Consumer Price Index), at the reference interest rate in the Brazilian interbank market and at the TJLP (Long-Term Interest Rate).

In March 2021, *the UK Financial Conduct Authority* ("FCA"), the UK financial regulatory agency, announced the discontinuation of the LIBOR rate for all time periods in pounds, euros, Swiss francs, yen and for the 1-week and 2-month USD maturities at the end of December 2021 and the other maturities at the end of June 2023. The Federal Reserve ("Fed"), through its Alternative Reference Rates Committee ("ARRC"), also announced that, as of January 2022, banks subject to its regulation must not increase their exposure in USD LIBOR.
The Company has a multidisciplinary group dedicated to studying the rate transition and its potential impacts, and is monitoring and advising several areas within Vale on the necessary initiatives.

The Company uses swap transactions to convert a large part of this debt to fixed rates in U.S. dollars. On December 31, 2021, before swap transactions, 7% of the debt was denominated in reais and the remaining 93% was in other currencies. On December 31, 2020, before swap transactions, 11% of the debt was in reais and the remaining 89% was in other currencies. On December 31, 2019, before swap transactions, 19% of the debt was in reais and the remaining 81% was in other currencies.

As of December 31, 2021, around 35.8% of debt was tied to the floating interest rate, compared to 34.0% and 43.1% as of December 31, 2020 and 2019, respectively.

Price of main inputs

Fuel oil and gas costs are an important component of Vale's production cost and accounted for 4.7% of its total cost of goods sold in the fiscal year ended December 31, 2021 (4.8% in 2020 and 6.4% in 2019). Expenses with electricity account for 2.9% of total cost of products sold in the fiscal year ended on December 31, 2021; 3.8% in 2020, and 4.3% in 2019.

Vale seeks to disclose as much information as possible about its views on the various markets where it operates, its guidelines, strategies and their implementation, in order to provide stock market participants with good conditions for forming expectations about their medium and long-term performance.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

10.3 – The directors must comment on the relevant effects that the events below have caused or are expected to cause on the issuer's financial statements and results:

a. Introduction or disposal of operating segment

The Company has operations for the extraction and processing of metallurgical and thermal coal at Vale Moçambique S.A. ("Vale Moçambique"), which is a company controlled by Vale and had a minority interest in Mitsui & Co. Ltd. ("Mitsui"). Coal products are carried from the Moatize mine to the maritime terminal via the Nacala Logistics Corridor ("CLN"), which was a joint venture between Vale and Mitsui, whose main asset is the concessions of railways and ports located in Mozambique and Malawi.

As part of the strategic agenda for sustainable mining, the Company announced in 2021 its intention to divest coal assets. To achieve this purpose, it was necessary to carry out the corporate reorganization through the acquisition of the interests held by Mitsui in these assets, which, upon completion, allowed the Company to reach, in December 2021, an agreement with Vulcan Minerals ("Vulcan") for the sale of all coal assets.

Acquisition of minority interest in Vale Moçambique

On June 22, 2021, the Company acquired the 15% minority interest held by Mitsui in Vale Moçambique for an inmaterial consideration, which resulted in a loss of R$ 1,666 million (US$ 331 million) due to Vale Moçambique's negative net worth at the conclusion of the transaction. This transaction with non-controlling shareholders was recognized in shareholders' equity as "Acquisition and write-offs of non-controlling shareholders". With the acquisition of the interest previously held by Mitsui, the Company now holds 95% of Vale Moçambique's capital stock, while the remaining stake is held by the Government of Mozambique.

Acquisition of CLN Control

Also on June 22, 2021, the Company completed the acquisition of control of CLN through the disbursement of R$ 12,665 million (US$ 2,517 million) to settle CLN's debt to third parties ("Project Finance"), meeting all the conditions to complete the acquisition of the remaining 50% interest in CLN. As a result, the Company now holds the entirety of CLN's capital stock and consolidates the assets and liabilities of the logistics corridor in its balance sheet.

Upon completion of the transaction, the Company updated the discounted cash flow model to assess the fair value of the acquired business, resulting in a loss of R$ 3,880 million in the fair value of the loan receivable due to the drop in long-term prices of the thermal and metallurgical coal, as well as the reduction in the production curve projected in the flows, reflecting the operational challenges to reach the ramp-up of the coal business, after the renovation of the processing plants. Cash flows were discounted at the rate of 11.6% and the loss recognized is presented as "Impairment and write-offs of noncurrent assets" in income from discontinued operations for the year ended December 31, 2021.

The fair value of the identifiable assets acquired and liabilities assumed, as a result of the acquisition of CLN, is shown below:

(in millions of Reais)	June 22, 2021
Acquired assets	
Cash and cash equivalents	865
Inventories, taxes to be recovered and other assets	2,128
Intangible assets	11,166
Fixed assets	6,858
Assumed liabilities	(795)
Identifiable net assets acquired	**20,223**
Fair value adjustments (i)	(8,001)
Total net assets identifiable at fair value	**12,222**
Pre-existing relationship (loans receivable from CLN)	4,322
Loss on pre-existing relationship	(3,880)
	12,665
Cash Consideration	12,665
(-) Balances purchased	
Cash and cash equivalents	865
Net cash outflow	**11,800**

(i) R$ 2,218 million of this amount was allocated to property, plant and equipment and R$ 3,978 million was allocated to intangible assets and the remainder was allocated to other assets.

Fair value adjustments

After the decision to divest the coal segment, the Company started interactions with potential parties interested in acquiring these assets, and the negotiations that were in progress at the time resulted in the decision to create a provision for the carrying amount of these assets in full, mainly due to the difficulties in proving the productivity levels expected for the metallurgical coal and thermal coal, due to the delays that occurred to implement the mining plan and the strategy for the plant to reach the ramp-up of the asset, as a result of restrictions on travel and transportation of equipment arising from the COVID-19 pandemic. The impact recorded was R$ 13,298 million in the income statement of discontinued operations for the year ended December 31, 2021.

Binding agreement with Vulcan Minerals ("Vulcan")

On December 21, 2021, the Company entered into a binding agreement with Vulcan, a private company that is part of the economic group of mining company Jindal Group. The agreement sets forth that Vale will receive R$ 1,507 million (US$ 270 million) for the sale of the net coal assets and it is not expected to have a material impact on the results at the time of the transaction, as the value of the net coal assets approximates the consideration to be received by the Company. The agreement also establishes a variable royalty consideration with a term of 10 years, subject to certain conditions of production volume and coal price. Due to the nature and uncertainties related to the measurement of these royalties, gains will be recognized as incurred.

Additionally, at the closing of the transaction, expected for the second half of 2022, the Company will recognize in the income for the year a gain of approximately R$ 12,000 million related to the reclassification of the accumulated conversion adjustments, already deducting the write-off of the minority interest.

The conclusion of the transaction is subject to compliance with customary conditions precedent, including the approval by the Ministry of Mineral Resources and Energy of Mozambique, pursuant to Mining Law No. 20/2014, and the approval of the Government of Mozambique, pursuant to the Concession Agreements for the change in control and antitrust.

Annex I. Comments by the Management on Vale's financial situation, pursuant to item 10 of the Reference Form ("FR"), pursuant to ICVM 481

Income (loss) from discontinued operations

Income (loss) from discontinued operations (in millions of Reais)	Fiscal Year Ended on December 31, 2021	%	2020	%	2019	%	(2021 x 2020) %	(2020 x 2019) %
Net sales revenue	5,877	100.0	2,431	100.0	4,005	100.0	141.8	(39.3)
Cost of goods sold and services rendered	(7,504)	(127.7)	(7,619)	(313.4)	(7,399)	(184.7)	(1.5)	3.0
Operating expenses	(180)	(3.1)	(224)	(9.2)	(118)	(2.9)	(19.6)	89.8
Impairment and write-offs of noncurrent assets	(17,178)	(292.3)	(4,851)	(199.5)	(6,949)	(173.5)	254.1	(30.2)
Operating loss	**(18,985)**	**(323.0)**	**(10,263)**	**(422.2)**	**(10,461)**	**(261.2)**	**85.0**	**(1.9)**
Net financial result	2,309	39.3	12	0.5	(71)	(1.8)	19,141.7	(116.9)
Results from investments in affiliates and joint ventures	(144)	(2.5)	(226)	(9.3)	(99)	(2.5)	(36.3)	128.3
Loss before taxes on profit	**(16,820)**	**(286.2)**	**(10,477)**	**(431.0)**	**(10,631)**	**(265.4)**	**60.5**	**(1.4)**
Taxation on profit	4,336	73.8	1,602	65.9	-	-	170.7	#DIV/0!
Loss from discontinued operations	**(12,484)**	**(212.4)**	**(8,875)**	**(365.1)**	**(10,631)**	**(265.4)**	**40.7**	**(16.5)**
Loss attributable to non-controlling shareholders	(476)	(8.1)	(1,799)	(74.0)	(2,474)	(61.8)	(73.5)	(27.3)
Loss attributable to Vale's shareholders	**(12,008)**	**(204.3)**	**(7,076)**	**(291.1)**	**(8,157)**	**(203.7)**	**69.7**	**(13.3)**

Reclassification of accumulated conversion adjustments

In parallel, as the coal segment is classified as a discontinued operation, the Company concluded that its Australian subsidiaries (also in the coal segment), which were no longer operational, have been considered "abandoned" for the purposes of applying IAS 21/CPC 02 – Effects of changes in exchange rates and conversion of financial statements – and, consequently, the Company recognized a gain arising from accumulated conversion adjustments in the amount of R$ 2,134 million (US$ 424 million), which were reclassified to the income for the year, as "Other net financial items".

There was no introduction or disposal of operating segments in the fiscal years ended in 2020 and 2019.

b. Incorporation, acquisition or divestiture of equity interest

Main acquisitions and incorporations

There were no significant acquisitions, incorporations or developments from events that occurred in previous fiscal years.

Main disposals of investments and asset sales

California Steel Industries, Inc. ("CSI")

In December 2021, the Company entered into a binding agreement with Nucor Corporation ("Nucor") for the sale of its 50% stake in California Steel Industries, Inc. ("CSI"). In February 2022 (subsequent event), the Company completed the sale and transfer of its 50% stake in CSI for the total amount of R$ 2,440 million (US$ 437 million). Upon completion of the transaction, the Company will record a gain of approximately R$ 1,200 million in the income for the year 2022, of which R$ 309 million from the sale and R$ 891 million due to the reclassification of the accumulated adjustments from the conversion of shareholders' equity to the income for the year.

Vale Nouvelle-Calédonie S.A.S. ("VNC")

In December 2020, the Company signed a binding agreement with an option to sell its interest in VNC for an immaterial amount to Prony Resources, a consortium. Based on the terms of the agreement, the Company assumed the obligation to pay the buyers the amount of R$2,573 million (US$ 500 million) at the closing of the transaction and this amount was fully provisioned on December 31, 2020.

In March 2021, the Company signed the share purchase agreement with Prony Resources, completing the transaction for the sale of its interest in VNC. Under the terms of the final agreement, the Company disbursed R$ 3,134 million (US$ 555 million) to close the transaction and, as a result, an additional loss in the amount of R$ 549 million (US$ 98 million) was recognized as "Impairment and write-off of noncurrent assets" in the income for the year ended December 31, 2021.

The contract also established that Vale is entitled to supply a certain amount of VNC's annual nickel production with a predetermined price cap, over a period of 13 years. The predetermined price in the contract is an embedded derivative; however, it was considered intrinsically related to the master contract (nickel supply agreement), since the price cap was higher than the market price on the contract signature date ("out of the money"). Therefore, this derivative has not been separated from the master contract, which will be counted for as an executory contract.

At the closing of the transaction, the Company also reclassified the gain of R$ 6,391 million arising from the accumulated conversion adjustments that were recorded in shareholders' equity to the income statement under "Other financial items, net".

Vale Shipping Holding Pte. Ltd ("VSH")

In October 2021, the Company approved the liquidation of the wholly-owned subsidiary VSH, which owned and operated the Company's vessels. In November 2021, VSH repaid the capital to Vale International SA (its parent company) and, consequently, the Company reclassified to the income statement the total of R$ 4,284 million arising from the accumulated conversion adjustments that were recorded in the Company's shareholders' equity.

Operations in Minas Gerais, manganese ferroalloys

In September 2021, the Company signed an agreement to sell certain assets and liabilities located in the state of Minas Gerais, which are part of Vale Manganês S.A. and are related to the manganese ferroalloy business, for the amount of R$ 218 million. Due to this agreement, these assets and liabilities were classified as "held for sale" and measured at fair value less disposal costs, resulting in the recognition of a loss in the amount of R$ 165 million, recognized in the income statement for the year ended December 31, 2021 as "Impairment and write-offs of noncurrent assets". The completion of the transaction took place in January 2022 (subsequent event) and there will be no material impact on the results of the 2022 fiscal year.

c. Unusual events or operations

Dam de-characterization

As a result of the Brumadinho dam failure, the Company made the decision to accelerate its plan to de-characterize all tailings dams built under the upstream method (the same method as Dam I), certain structures called "line center" and containment dikes located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams; however, there are no safety, technical or regulatory reasons for these dams to be de-characterized. Therefore, these dams will be decommissioned using other methods.
In September 2020, the federal government enacted Law No. 14,066, which amended the National Dam Safety Policy (Law No. 12,334/2020), reinforcing the ban on the construction and elevation of upstream dams in Brazil. The statute also requires companies to de-characterize structures built by the upstream method by 2022, or later, if it is proven that de-characterization is not technically feasible by 2022.

Cash flows from dam de-characterization projects are projected for an average period of 15 years. The main impacts are summarized below:

(i) *Impact on the income statements:* The impact of the dam collapse on the income statement for the year ended December 31, 2021 was R$ 9,747 million, due to changes in engineering methods and solutions for geotechnical structures, in order to ensure safety in the execution of the works. These changes resulted in the need to increase the volume of tailings to be removed from certain structures, changes in containment plans and reinforcement of structures and use of remotely controlled equipment, to the detriment of conventional equipment.

These structures are in different stages of engineering design maturity, some of them are still in the conceptual engineering phase, for which the estimation of expenses includes in its methodology the high degree of uncertainty in the definition of the total cost of the project, according to market practices.

(ii) *Impact on Balance Sheet:* The total amount of provisions recognized in the balance sheet as of December 31, 2021, with regard to the de-characterization of dams, is R$ 19,666 million.

Renova Foundation and Samarco

In November 2015, the Fundão tailings dam, owned by Samarco Mineração S.A. ("Samarco"), collapsed, releasing tailings downstream, flooding certain communities, and impacting communities and the environment along the Doce River. The failure resulted in 19 deaths and caused material and environmental damage to the affected areas. Samarco is a joint venture also controlled by Vale S.A. and BHP Billiton Brasil Ltda. ("BHPB").

In June 2016, Samarco, Vale and BHPB created the Renova Fundation, a private non-profit foundation, to develop and implement (i) socioeconomic compensation and remediation programs, and (ii) environmental compensation and remediation programs in the region affected by the failure of the dam. The creation of Fundação Renova was envisaged in the Consent Decree and Transaction Agreement ("TTAC"), signed in March 2016 by Vale, BHPB, Samarco, the Brazilian federal government, the two Brazilian states affected by the rupture (Minas Gerais and Espírito Santo) and other governmental authorities.

On June, 2018, Samarco, Vale and BHPB signed a comprehensive agreement with federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorneys general, among others, enhancing the governance mechanism of the Renova Foundation, and establishing, among other things, a process for possible revisions of remediation programs provided in the TTAC ("TAC Gov").

The main impacts are summarized below:

- *Impact on the income statements:* The Company's results were impacted by R$ 9,192 million due to: (i) new court decisions on individual indemnities for residents of cities impacted by the breach of the Fundão tailings dam, which were rendered at the end of the current fiscal year. These decisions mainly changed and expanded the concept of damage, categories, indemnifiable amounts and affected municipalities, resulting in a supplementary provision of R$ 9,253 million; (ii) funds made available for Samarco's working capital in the amount of R$ 113 million; (iii) an increase of R$ 7 million in the provision for de-characterization of the Germano dam, which corresponds to the Company's proportional liability to Samarco; and (iv) being partially offset by the receipt of insurance based on civil liability policies in the amount of R$ 181 million.

- *Impact on Balance Sheet:* The total amount of provisions recognized in the balance sheet as of December 31, 2021, with regard to Renova Foundation and Samarco, is R$ 17,371 million, of which R$ 16,245 million are related to reparation and compensation programs and R$ 1,126 million is related to de-characterization of the Germano tailings dam.

Samarco court-supervised reorganization

According to the TTAC, TAC Gov and Renova's articles of incorporation, the Renova Foundation must be funded by Samarco, but to the extent that Samarco is unable to fund it, Vale and BHPB must reasonably support the TTAC financing requirements.

In April 2021, Samarco announced its petition for a Court-Supervised Reorganization ("RJ") filed with the Courts of Minas Gerais to renegotiate its debt, which is held by foreign holders of debt securities. The Court-Supervised Reorganization is a way for Samarco to restructure its debts and establish an independent and sustainable financial position, allowing Samarco to continue working on the safe resumption of its operations and to comply with its obligations related to the Renova Foundation.

The Court-Supervised Reorganization does not affect Samarco's obligation to redress and compensate for the impacts of the Fundão tailings dam collapse. However, as Samarco started the gradual resumption of its operations in December 2020, it is still not possible to reliably estimate when Samarco will generate sufficient cash to honor the commitment made in the TTAC agreement. Thus, the liability recorded by Vale as of December 31, 2021 does not consider Samarco's potential cash generation capacity to make future contributions to the Renova Foundation.

Additionally, ongoing discussions in the context of the court-supervised reorganization may result in loss of deductibility of part of the expenses incurred with the Renova Foundation and the deferred portion constituted on the total provision, depending on the method determined for restructuring Samarco's debts. The total amount exposed as of December 31, 2021 is R$ 8,476 million, of which R$ 2,376 million relates to expenses already incurred and considered as part of the Company's uncertain tax positions.

Brumadinho dam failure

On January 25, 2019, a tailings dam ("Dam I") collapsed at the Córrego do Feijão mine, in the municipality of Brumadinho, Minas Gerais. The breach released a stream of tailings, destroying some of Vale's facilities, affecting local communities and impacting the environment. The released tailings caused an impact of about 315 km in length, reaching the vicinity of the Paraopeba river. The dam breach in Brumadinho ("event") resulted in 270 fatalities or presumed fatalities, including 6 victims who are still missing, and caused extensive damage to property and the environment in the region.

As a result of the dam breach, the Company has been recognizing provisions to meet the commitments assumed, including individual indemnities to those affected by the event, expenses to remedy the impacted areas and compensation to society.

The main impacts are summarized below:

- *Impact on the income statements:* The impact of the dam failure on the income statement for the fiscal year ended December 31, 2021 was R$ 4,632 million, including (i) R$ 3,492 million as expenses with items such as communication services, accommodation and humanitarian aid, equipment, legal services, water, food aid, and taxes, among other items; and (ii) R$ 1,140 million as provisions related to geotechnical safety actions for the remaining structures at the Córrego do Feijão mine, including the removal and proper disposal of the residual tailings from Dam I. Additional provisions related to the Brumadinho dam failure may be recognized in the future.

- *Impact on Balance Sheet:* The total amount of the provisions recognized in the balance sheet as of December 31, 2021, with regard to the Brumadinho dam failure, including provisions for remediation and repairing obligations in accordance with the Global Agreement, individual indemnity and other commitments, is R$ 19,737 million.

Impacts of COVID-19

A significant part of the Company's revenue stems from sales made to customers in Asia and Europe, regions that have had their economic activities affected as a result of the COVID-19 pandemic. The Company also has an extensive logistics and supply chain, including several ports, distribution centers, and suppliers with operations in affected regions.

The Company continues to monitor the impacts of the pandemic, including the effects on economic activity and its financial statements. Despite several challenges posed by COVID-19, the effects of the pandemic have not significantly impacted the fair value of the Company's assets and liabilities to date. However, if the pandemic extends or increases in intensity in the regions where the Company operates, the Company's financial conditions or the results of operations could still be negatively impacted.

In 2021, the Company contributed R$ 238 million through humanitarian aid programs in the communities where it operates, with a special focus on the Brazilian communities that were most affected by the pandemic. These funds were used, for example, to purchase medical supplies and equipment. This amount was recognized in the income statement for the year ended December 31, 2021.

10.4 – The directors must comment on:

a. Significant changes in accounting practices

2021

Some accounting standards and interpretations have been issued recently; however, they are not yet effective for the year ended December 31, 2021 or had no impact on the financial statements. The Company has not adopted any of these standards in advance and does not expect these standards to have a material impact on the financial statements in subsequent periods.

The Company adopted the following changes in accounting policies in 2021:

i) IAS 21/CPC 02 – Effects of changes in exchange rates and conversion of financial statements

IAS 21 establishes that exchange differences originating from transactions and balances of operations abroad are recognized and accumulated in shareholders' equity until this transaction is fully or partially written off. The IFRS Interpretations Committee defined that "partial write-off" of the investment can be interpreted as (i) reduction in the percentage of equity interest; or (ii) reduction in the absolute value of the investment by reducing the capital of the investee, even without changing the percentage of equity interest. Therefore, according to this interpretation, there is an accounting policy choice regarding the definition of partial write-off and, consequently, for the reclassification of accumulated conversion adjustments in this context.

In 2021, the Company decided to improve its accounting policies by defining its interpretation on this topic, mainly due to the review of intragroup cash flows in view of the Dividend Policy in force and considering the appropriated retained earnings available for distribution to shareholders. Vale has concluded that capital reductions in investments abroad will be better reflected in its financial statements by applying the absolute value approach, as described in ii) above. Thus, the he Company started applying that policy prospectively and, therefore, the comparative information was not restated.

Capital reduction of Vale International S.A. ("VISA")

In December 2021, the Company approved a capital reduction of R$ 17,109 million (US$ 3,000 million) of VISA, which is a wholly-owned subsidiary abroad. The amount was received in December 2021 and recorded as a reduction in the investment held by the Parent Company.

Therefore, following the Company's new accounting policy, this transaction was characterized as a partial write-off and, in accordance with the requirements under IAS 21, when a foreign operation is partially disposed of, the exchange rate differences that were recorded in shareholders' equity are recognized in the income for the year.

Thus, the Company reclassified the accumulated conversion adjustments in the same proportion as the reduction in the net investment held in VISA, generating a gain of R$ 13,634 million recorded in "Other net financial items" in the income for the year ended December 31, 2021. The remaining balance of cumulative conversion adjustments of VISA represents R$ 34,841 million as of December 31, 2021.

ii) IFRS 2/CPC 10 – Stock-based payment

IFRS 2/CPC 10 defines that the recordkeeping of share-based payments depends on the way the plans are settled, which can be "cash-settled" or "equity-settled". When a plan is settled in cash, the obligation to pay the employee is recognized as a liability, which is updated at fair value at each date of preparation of the financial statements. When the plan is settled with equity instruments, the fair value of the plan is calculated only on the date the benefit is granted and

the fair value of the plan is recognized in income for the year on a straight-line basis as a contra entry to equity.

Until December 2020, long-term incentive programs for the Company's executive officers were recorded as liabilities, based on the practice adopted by the Company of settling its obligation related to these programs with cash payment instead of delivering Vale shares directly to its executive officers.

On April 30, 2021, the amendment to the regulation of the Virtual Stock Program was approved at the Annual and Special Shareholders' Meeting ("date of amendment"), providing for the use of the company's treasury stock to settle the obligation. Thus, the plans started to be treated as "settled with equity instruments" and their fair value was remeasured on the date of amendment.

The fair value of the Matching Program has been estimated using the Company's share price and ADR in the amount of R$ 109.02 and US$ 20.12 per share, respectively. The number of shares granted on the grant date for the 2019, 2020 and 2021 cycles were 1,222,721, 2,154,534 and 1,046,255, respectively. The fair value of the program is recognized on a straight-line basis over three years (period of service required), net of estimated losses. The remeasurement resulted in the recognition of R$ 23 million in the income, generating a reclassification of R$ 187 million to shareholders' equity at the date of the modification.

Regarding the PAV (Virtual Stock Program), the program has been remeasured by estimating the performance factor using Monte Carlo simulations for the Shareholder Return Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below. The remeasurement resulted in the recognition of R$ 5 million in the income, generating a reclassification of R$ 11 million to shareholders' equity at the date of the modification.

2020

There was no significant change in 2020. Normative documents issued in 2020 are related to the adoption of new accounting pronouncements or interpretations issued by the IASB, but not yet in force in 2020.

2019

IFRIC 23/ICPC 22 Uncertainty about tax treatment

IFRIC 23/ICPC 22 came into force for annual fiscal years starting on or after January 1st, 2019 and clarifies the criteria for measuring and recognizing IAS 12/CPC 32 – Income taxes. It does not apply to taxes or fees outside the scope of IAS 12/CPC 32, and does not specifically include requirements related to interest and fines associated with uncertain tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions that an entity considers about the assessment of tax treatments by tax authorities and (iii) how an entity determines taxable profit (tax loss), tax basis, unused tax losses, unused credits and tax rates.

Management periodically assesses the positions assumed in the income tax returns with regard to situations in which the applicable tax legislation is subject to interpretation and, when appropriate, recognizes provisions based on the amounts that it expects to pay to the tax authorities. The benefits arising from uncertain tax positions are recognized only when it is determined by Management that the tax authority is likely to accept the tax treatment adopted, in the event of an answer.

IFRS 16/CPC 06 (R2) Leases

The Company applied IFRS 16/CPC 06 (R2) from January 1, 2019, using the retrospective approach with the cumulative effect, recognized on the date of initial application. Accordingly, comparative information has not been restated and continues to be disclosed in accordance with IAS 17/CPC 06

(R1) and related interpretations. In the transition to IFRS 16/CPC 06 (R2), these agreements started to be classified as lease and were recognized in the balance sheet and measured by discounting the minimum contractual payments remaining at present value, using the incremental funding rate according to the remaining contractual term.

The Company used the following practical steps in applying IFRS 16/CPC 06 (R2): (i) application of a single discount rate to a lease portfolio with similar characteristics; (ii) application of the exemption of the non-recognition of right-of-use assets and liabilities for leases with a period of less than 12 months and/or for low value leases. Payments associated with these agreements are recognized as an expense on a straight-line basis over the contractual term; and (iii) use of retrospective observable information to determine the lease term, considering the options for agreement extension or termination.

As a result of the adoption of IFRS 16/CPC 06 (R2), the Company changed its accounting policy for lease agreements, except for the lease of mineral deposits of the Company, as this pronouncement excludes lease agreements from its scope to explore or use minerals, oil, natural gas and similar non-renewable resources.

At the beginning of an agreement, the Company assesses whether an agreement is, or contains, a lease. An agreement is, or contains a lease, when Vale obtains the right to control the use of an identified asset, for a period of time, in return for a consideration.

The Company recognizes the asset related to the right of use and a liability corresponding to the lease on the date of the beginning of the agreement. The right-of-use asset is initially measured at cost, which includes the initial value of the lease liability adjusted for any lease payment made at the time or before the start date. The asset is subsequently depreciated on a straight-line basis over the contractual period or until the end of the asset's useful life.

The lease liability is initially measured at the present value of the lease payments, deducted using the lease's implicit interest rate or, if this rate cannot be immediately determined, based on the Company's incremental funding rate. The lease payments included in the measurement of the lease liability comprise: (i) fixed payments, including essentially fixed payments; (ii) variable lease payments that depend on an index or rate; and (iii) strike price of a purchase or renewal option, when the exercise of the contractual option is probable and under the control of the Company.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments resulting from a change in an index or rate. When the lease liability is remeasured, a corresponding adjustment is made to the book value of the lease agreement asset or recognized directly in the income statement if the carrying amount of the asset has already been reduced to zero.

b. Significant effects of changes in accounting practices

The significant effects of changes in accounting practices were evidenced by item 10.4 (a) of this document.

c. Corrections and emphasis in the auditor's opinion

There were no corrections in the opinions of Vale's independent auditors relating to the consolidated financial statements for 2021, 2020, and 2019.

There were no emphasis-of-matter paragraphs in the consolidated financial statements for fiscal years ending on December 31, 2021, 2020 and 2019.

10.5 – Critical accounting policies

The preparation of consolidated financial statements requires the use of accounting estimates and the exercise of judgment by the Company's Management in the process of applying the Group's accounting policies.

These estimates are based on Management's experience and knowledge, information available at the balance sheet date and other factors, including expectations of future events that are believed to be reasonable under normal circumstances. Changes in facts and circumstances may lead to revision of such estimates. Actual future results may differ from the estimates.

Significant accounting estimates and judgments applied by the Company in preparing these consolidated financial statements of the Company are thus presented:

a) Streaming transactions

Defining the gain on the sale of mining rights and the portion of contractual liability of the gold transaction requires the use of critical accounting estimates for assumptions that include, but are not limited to: (i) allocation of costs between the main product and the sub-product based on relative prices; (ii) expected margin for the independent components (sale of mining rights and services for gold and cobalt extraction); and (iii) the discount rates used to measure the present value of future inflows and outflows.

b) Deferred income taxes

Significant judgments, estimates and assumptions are required to determine the amount of deferred tax assets that are recognized based on time and future taxable income. Deferred tax assets arising from tax losses and temporary differences are recognized considering assumptions and projected cash flows. Deferred tax assets may be affected by factors including, but not limited to: (i) internal assumptions about projected taxable income, based on production and sales planning, commodity prices, operating costs and capital cost planning; (ii) macroeconomic scenarios; and (iii) commercial and tax.

c) Uncertain tax positions

The Company applies critical accounting judgment in identifying uncertainties about tax positions on profit, which may impact the consolidated financial statements. The Company operates in several jurisdictions where uncertainties arise in the application of tax requirements due to the complexity of tax legislation in these locations. The Company and its subsidiaries are subject to reviews of income tax and other tax returns and, therefore, disputes with tax authorities may arise due to the interpretation of applicable laws and regulations.

c) Consolidation

In some circumstances, judgment is required to determine whether, after considering all relevant factors, the Company has control, joint control or significant influence over an entity. Significant influence includes situations of collective control.

The Company holds a majority of the voting capital in five joint arrangements (Aliança Geração de Energia S.A., Aliança Norte Energia Participações S.A., Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização), and the management has concluded that the Company does not have a sufficiently dominant voting interest to have the power to direct the activities of these entities. As a result, these entities are accounted for under the equity method due to shareholders' agreements, where relevant decisions are shared with other parties.

e) Mineral reserves and useful life of mines

The estimates of proven and probable reserves are regularly evaluated and updated. These reserves are determined using generally accepted geological estimation techniques. The calculation of reserves requires the Company to make assumptions about future conditions that are uncertain, including future ore prices, exchange and inflation rates, mining technology, availability of permits and production costs. Changes in some of these assumptions assumed could have a significant impact on proven reserves and probable reserves of the Company.

The estimated volume of mineral reserves is used as a basis for calculating the portion of the mining assets that is depleted, and their estimated useful life is a major factor in quantifying the provision of environmental recovery of the mines and the impairment of long-term assets. Any change to the estimate of the volume of reserves of the mines and the useful lives of the related assets may have a significant impact on the depreciation, depletion and amortization charges and the impairment assessment.

f) Impairment of assets

Significant judgments, estimates and assumptions are required to determine the existence of objective evidence of impairment, and in the preparation of the Company's cash flows. Management uses approved budgets as a starting point and the key assumptions are, but are not limited to: (i) mineral reserves and mineral resources measured by internal experts; (ii) costs and investments based on the best estimate of projects as supported by past performance; (iii) sales prices consistent with projections available in the reports published by the industry, considering the market quotation, when appropriate; (iv) useful life of each cash-generating unit (ratio between production and mineral reserves); and (v) discount rates that reflect the specific risks of each cash-generating unit.

These assumptions are subject to risks and uncertainties and may change the Company's projections and; therefore, may affect the recoverable value of the assets.

g) Fair value estimate

The fair value of financial instruments not traded in an active market is determined by using valuation techniques. The Company uses its judgment to choose the various methods. Assumptions are based on market conditions existing at the balance sheet date.

h) Brumadinho dam failure

Provisions for social, economic and environmental remediation may be affected by factors including, but not limited to: (i) changes in laws and regulations, (ii) changes in estimated current prices of direct and indirect costs related to inputs and services, (iii) changes in projected flow of payments of estimated costs, (iv) changes in technologies considered in the current measurement, (v) number of people entitled to payments of damages, (vi) resolution of potential and existing legal issues, (vii) demographic assumptions, (viii) actuarial assumptions and (ix) updates to the discount rate.

i) Liabilities related to interest in affiliates and joint ventures

Under Brazilian corporate law and under the terms of the joint venture agreement, the Company is under no obligation to provide funds to Samarco. As a result, the Company's investment in Samarco had its recoverable amount reduced to zero and no provision related to Samarco's negative owner's equity was recognized.

The provision related to the Renova Foundation requires the use of assumptions that may be affected primarily by: (i) changes in the scope of work included in the Agreement as a result of further technical analysis and ongoing negotiations with the Federal Prosecution Office; (ii) level of activity in Samarco's operations; (iii) discount rate updates; and (iv) resolution of existing legal claims.

Moreover, the main estimates and critical assumptions applied in the provision of Germano dam consider, among others: (i) the volume of tailings to be removed, which was based on the available historical information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) the approval of the engineering methods and solutions submitted to the competent authorities.

As a result, the expenses to be incurred in the future may differ from the amounts provisioned and changes in these estimates may result in a material impact on the amount of the provision in the future. At each date of presentation of its financial statements, the Company will reassess the main assumptions used by Samarco in the preparation of the projected cash flow, and any changes will be reflected in the respective provision, when necessary.

j) Provision for de-characterization of dams

The main estimates and critical assumptions applied in cost measurement and for the recognition of the provision for the de-characterization of dams consider, among others: (i) the volume of tailings to be removed, based on the available information and on the interpretation of the laws and regulations in force; (ii) the availability of places to deposit the tailings; (iii) engineering methods and solutions; (iv) security levels; (v) productivity of the equipment used; (vi) advances in geology studies and new hydrological information; and (vii) update to the discount rate.

Accordingly, the amounts effectively incurred by the Company may differ from the amounts currently provisioned, due to the confirmation of the assumptions used that depend on several factors, some of which are not under the control of the Company. These changes may result in a material impact on the amount of the provision in future periods. On each date of presentation of its financial statements, the Company will reassess the main assumptions used in preparing the projected cash flows and adjust the provision, when necessary.

k) Demobilization of assets

Upon recognition of the provision for decommissioning of environmental assets and liabilities, the corresponding cost is capitalized as part of property, plant and equipment and is depreciated over the useful life of the corresponding mining assets, resulting in an expense recognized in the income for the year.

The long-term liability is discounted at the present value using a rate before taxes reflecting the current market assessment of the time value of money and the specific risks of the liability, and it is recorded against the income or loss for the year and settled upon the start of the cash disbursement or contracting of obligation to pay related to the closing of the mine or deactivation of the mining assets. Potential costs covered by insurance or indemnities are not deducted from the provisioned amount.

Judgment is required to determine the main assumptions used in the measurement of the asset retirement obligations, such as interest rate, cost of closure, useful life of the asset, considering the current stage of depletion, and the projected dates of depletion of each mine. Any change in these assumptions may significantly affect the provisioned amount. Therefore, the Company considers the accounting estimates related to the costs for the closure of the mine as a critical accounting estimate and reviews them annually.

l) Lawsuits

Lawsuits will be contingent by nature, that is, resolved when one or more future events occur or fail to occur. Usually, the occurrence or not of such events does not depend on the Company, and the uncertainties in the legal environment involves exercising significant estimates and judgments on the part of the Management regarding the potential outcomes of future events.

m) Obligations with retirement benefits

The amounts reported depend on a number of factors that are determined based on actuarial calculations, which use several assumptions to determine the costs and liabilities. One of the assumptions used is the determination and use of the discount rate. Any changes in these assumptions affect the accounting records made.

At the end of each year, the Company, together with external actuaries, reviews which assumptions should be used for the following year. These assumptions are used to determine the fair value of assets and liabilities, costs and expenses and future values of estimated cash outflows, which are recorded in the pension plan obligations.

10.6 – The officers must describe the relevant items not included in the issuer's financial statements, indicating:

a. **a. Assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet (off-balance sheet items)**

i. **Receivables portfolios written off over which the entity maintains risks and responsibilities, indicating the respective liabilities**

There are no receivables portfolios written off on which Vale maintains risks and responsibilities that are not included in its balance sheet.

ii. **Agreement for future sale and purchase of products or services**

The commitments derive mainly from contracts for the acquisition of fuel and energy, and the acquisition of raw materials and services. The following table shows the minimum required and non-cancelable payments related to contractual obligations:

(in millions of Reais)	December 31st, 2021	December 31st, 2020	December 31st, 2019
Obligations to purchase raw materials and services	27,984	36,328	22,207
Obligations to purchase fuel and energy	15,322	15,306	14,380
Total minimum payments required	**43,306**	**51,634**	**36,587**

iv. **Unfinished construction agreements**

There are no unfinished construction agreements that are not shown in the Company's consolidated financial statements.

v. **Agreements for futures from financing**

There are no agreements for the futures from financing not shown in the Company's consolidated financial statements.

b. Other items not evidenced in the financial statements

There are no other items not shown in Vale's consolidated financial statements other than those previously reported.

10.7 – With regard to each of the items not shown in the financial statements indicated in item 10.6, the officers should comment on:

(a) How these items alter or may alter revenue, expenses, operating income, financial expenses or other items in the financial statements of the Company

The Company does not expect relevant effects on operations not shown in the consolidated financial statements that may change the revenues, expenses, operating profits and loss, financial expenses or other items in Vale's accounting information.

(b) Nature and purpose of the operation

For a description of the nature and purpose of each operation, see item "10.6" hereof.

(c) Nature and amount of obligations assumed and rights generated in favor of the Company arising from the operation

For a description of the amount of the obligations assumed and rights generated on behalf of Vale as a result of operations not shown in its financial statements, please refer to item "10.6" hereof.

10.8 - The officers must indicate and comment on the main elements of the issuer's business plan, specifically exploring the following topics

a. Investments, including:

NOTE: To convert the amounts of investments made, the average exchange rates in the periods were used for conversion.

(i) quantitative and qualitative description of investments in progress and planned investments:

The investment budget for 2022 is estimated at US$ 5.8 billion, an increase of 11% compared to 2021, mainly due to (i) postponement of the 2021 investment program due to the COVID-19 pandemic; (ii) delayed investments in Sudbury, as a result of work interruptions; (iii) higher disbursements in capital projects of the Ferrous business (e.g. Capanema, dry concentration plant in Vargem Grande, Serra Sul 120), and (iv) capital contribution for the West III project, which consists of the expansion of Shulanghu port facilities in China.

In 2021, investments totaled US$ 5.2 billion, of which US$ 1.0 billion in project performance and US$ 4.2 billion in the maintenance of operations. Investments were 18% higher than 2020, mainly due to: (i) advance in Salobo III, expansion of Voisey's Bay mine and Serra Sul 120 Mtpa project, as planned, (ii) beginning of the implementation of the Capanema (ferrous) and Sol do Cerrado (solar energy) project; and (iii) higher spending on the Coal business.

In 2020, Vale's investments (execution of projects and maintenance of operations) totaled US$ 4,430 million. The investment for project execution was US$ 522 million, while for maintenance of existing operations was US$ 3,908 million.

In 2019, Vale's investments (execution of projects and maintenance of operations) totaled US$ 3,704 million. The investment for project execution was US$ 544 million, while for maintenance of existing operations was US$ 3,160 million.

(ii) Investment financing sources

The Company informs that funds for operations and investments are obtained, mainly, through our operating cash flow, capital budget, bank loans, financing obtained from financial institutions, in addition to raising funds in the capital market through the issuance of bonds. For the investments to be made, the Company will, in due course, seek the best capital structure for financing.

(iii) Relevant divestments in progress and expected divestments

The Company informs that, in order to promote increasingly safer, environmentally responsible operations that guarantee the integrity of Vale's assets, in line with its strategy of the climate agenda, the Board of Directors approved operations that aim to reduce risks and allow continuous focus on the main businesses. The binding agreement with Vulcan Minerals ("Vulcan") to sell the Moatize coal mine ("Moatize mine") and the Nacala Logistics Corridor ("CLN") for a total of US$ 270 million stand out; as well as transfer of its 50% stake in California Steel Industries ("CSI") to Nucor Corporation ("Nucor"); sale of all common shares of The Mosaic Company; completion of the sale of the shareholding in Vale Nouvelle-Calédonie S.A.S ("VNC") to the Prony Resources New Caledonia consortium.

b. Already-disclosed acquisition of plant, equipment, patents or other assets that should materially affect Vale's production capacity

There is no disclosed acquisition of plants, equipment, patents or other assets that should materially affect Vale's production capacity.

c. New products and services, including: (i) description of ongoing researches already disclosed; (ii) the total amounts spent by the Company on research to develop new

products or services; (iii) ongoing projects already disclosed; and (iv) the total amounts spent by the Company to develop new products or services

Vale continually seeks to assess the needs of the market and its customers in relation to products and services. In order to meet the growning demand for products that reduce the carbon emission in the metallurgical process, Vale seeks to foster a high-quality products portfolio and innovative technologies, such as iron ore pellets, high quality pellet feed and sinter feed. Vale is also developing new products for direct blast furnace loading and working with partners to provide low CO2 solutions in metals.

The Company believes that its ability to provide customers with a complete iron ore solution and the quality of its products are extremely important advantages that help it improve its competitiveness over competitors who may be in a more convenient geographic location. Besides offering techinical assistance to clients, we have offices at (St. Prex (Switzerland), Tokyo (Japan), Singapore, Dubai (United Arab Emirates), Shanghai, Beijing and Qingdao (China), which support the global sales of Vale International, and an office in Brazil, which supports sales to South America.

In 2021, Vale announced a new product, the "green briquette", developed by the company over almost 20 years, which could reduce by up to 10% the emission of greenhouse gases (GHG) in the steel production of its steel customers. The "green briquette" is formed by iron ore and a technological solution of binders, which includes in its composition sand from the treatment of mining tailings, and is able to withstand the high temperature of the blast oven without disintegrating.

10.9 - Other factors with relevant influence on the operating performance that have not been identified or commented on other items in this section.

There are no other facts occurred in the last three fiscal years with relevant influence on the operational performance other than those identified and commented in other items in this section.

Annex II - Proposal for Allocation of Income for the Fiscal Year Ended on December 31, 2021 - Pursuant to Annex 9-1-II of CVM Instruction No. 481/09

DESCRIPTION	DATA
1. Net Income for the fiscal year 2021	R$ 121,227,595,297.20
2. Overall amount and the value per share of dividends, including prepaid dividends and interest on the stockholders' equity already reported.	Overall amount of: R$ 61,682,950,000.00 The amount of R$ 12,6194845 per outstanding common share and per preferred share of special class.
3. Percentage of net income distributed for the fiscal year 2021.	51% of the net income.
4. Overall amount and value per share of dividends distributed based on income from previous fiscal years.	The Board approved at a meeting of the Board of Directors held on June 17, 2021 distribution of dividends in the amount of R$ 7,411,500,000.00, referring to reserves of profits contained in the balance sheet of December 31, 2020, paid on June 30, 2021 to the value per share of R$ 1.469265176.
5. Compensation for the fiscal year 2021, less advanced dividends and interest on the stockholder's equity already declared.	The Board of Directors approved on February 24, 2022 the distribution of compensation to shareholders on the form of dividends in the amount of R$ 17,848,950,000.00 equivalent to R$3.701840165/share based on the number of shares on January 31, 2022 and updated to R$3.719256588/share on March 8, 2002, as disclosed to the market. This proposal is consistent with Vale's Shareholder Compensation Policy and the approved amount will be paid on March 16, 2022. All shareholders holding shares issued by Vale at the close of business of B3 S.A. – Brasil, Bolsa, Balcão ("B3") on March 8, 2022 and all holders of American Depositary Receipts ("ADRs") issued by Vale at the close of business in New York Stock Exchange ("NYSE") on March 10, 2022 shall be entitled to such compensation. Thus, Vale's shares and ADRs will be traded ex-rights at B3 and NYSE as of March 9, 2022.
6. Statement of dividends or interest on equity based on profits calculated on half-yearly balance sheets or shorter periods.	The Board of Directors approved on (a) June 17, 2021, the distribution of dividends in the amount of R$3,634,000,000.00 declared on the basis of the balance sheet raised on March 31, 2021 and refer to the advance of the allocation of the income for the fiscal year 2021, paid on June 30, 2021 to the amount per share of R$ 0.720404889; and (b) September 16, 2021 the distribution of dividends in the total amount of R$40,200,000,000.00 declared based on the balance sheet raised on June 30, 2021 and referring to the advance of the 2021 income, paid on September 30, 2021 to the amount per share of R$ 8.197239442.

Annex II - Proposal for Allocation of Income for the Fiscal Year Ended on December 31, 2021 - Pursuant to Annex 9-1-II of CVM Instruction No. 481/09

7. Provide a comparative table indicating the following values per share of each type and class: a) net income for the year and for the 3 (three) previous years; b) dividends and interest on the stockholders' equity distributed in the 3 (three) previous years.	Fiscal year	2021	2020	2019	2018
	Net income per share	24.18	5.21	(1.30)	4.95
	Gross compensation per preferred and common share	-	4.262386983	-	1.480361544
	Net compensation per preferred and common share	-	3.623028936	-	1.258307312
8. Allocation of income to the statutory reserve	Details of how the legal reserve is calculated: For this reserve, it must be allocated 5% of the net income for the fiscal year up to the limit of 20% of the Capital Stock, pursuant to the provisions of article 193 of Law No. 6.404/1976 and article 39 of the Articles of Incorporation, which totals R$6,061,379,764.86. Such reserve may cease to be created in the year in which the balance of the statutory reserve, plus the amount of capital reserves addressed in §1 of article 182 of Law No. 6,404, exceeds 30% of the capital stock, which has not yet occurred.				
9. Preferred shares entitled to fixed or minimum dividends	Pursuant to article 5, paragraph 5 of the Articles of Incorporation, the holder of special-class preferred shares will be entitled to receive dividends to be distributed, as calculated pursuant to Chapter VII of the Articles of Incorporation, in accordance with the following criteria: (a) priority in receiving the dividends corresponding to (i) a minimum of 3% (three percent) of the net equity value of the share, as calculated based on the financial statements drawn up, which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated over the part of the capital constituted by this class of share, whichever of the two is greater; (b) the right to share distributed profits, under equal conditions with the common shares, after being assured the latter a dividend equal to the minimum priority established in accordance with item "a" above. (c) the right to share any bonuses, under equal conditions with the common shares, observing the priority established for the distribution of dividends.				
	Net income for the year is sufficient for full payment of fixed or minimum dividends.				
	There is no unpaid cumulative installment.				
	On December 31, 2021, the reference value for the minimum annual dividend of the special-class preferred shares, taking as a basis (a) 6% over the portion of the capital composed of such preferred shares, is R$ 10.61, which corresponds to R$ 0.884400000 per special-class preferred share; or (b) 3% of the net equity of the special-class preferred share, is R$ 14.31, which corresponds to R$ 1.192672570 per special-class preferred class, whichever is greater.				

10. Mandatory minimum compensation	Pursuant to article 39 of the Articles of Incorporation, after the legal reserve has been formed, the allocation of the remaining portion of the net income determined at the end of each fiscal year (which will coincide with the calendar year) will, upon Management's proposal, be submitted to the resolution of the Shareholders' Meeting, being certain that the amount, paid or credited, as interest on the stockholders' equity (JCP), as provided in article 9, paragraph 7 of Law No. 9,249/1995 and the relevant legislation and regulation, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, such amount integrating the amount of dividends distributed by the company for all legal purposes. At least 25% of the annual net profits, adjusted according to the legislation, will be used to pay dividends.
	Adjusted net income for fiscal year 2021 was R$ 101,387,370,191.74, corresponding to net income for the fiscal year, R$ 121,227,595,297.20, less the allocation to the statutory reserve of R$ 6,061,379,764.86 and the allocation to the reserve for tax incentives of R$ 13,778,845,340.60. Thus, the minimum mandatory compensation of 25% of the adjusted net income totals up R$ 25,346,842,547.94, which corresponds to the total amount of R$ 5.237365453 per outstanding common share and per special-class preferred share issued by Vale on December 31, 2021. This amount was fully paid during the year 2021.
11. If the mandatory dividend is retained due to the company's financial situation, (a) inform the amount of the retention; (b) describe, in detail, the company's financial situation, also addressing aspects related to liquidity analysis, working capital and positive cash flows; (c) justify the retention of dividends.	Not applicable.
12. If there is allocation of income to the contingency reserve, (a) identify the amount allocated to that reserve; (b) identify the loss	Not applicable.

considered likely and its cause; (c) explain why the loss was considered likely; and (d) justify the creation of the reserve.	
13. If there is allocation of income to the unrealized retained earnings, (a) inform the amount allocated to the unrealized retained earnings; (b) inform the nature of the unrealized earnings that gave rise to the reserve.	Not applicable
14. If there is allocation of income to statutory reserves, (a) describe the statutory clauses establishing the reserve; (b) identify the amount allocated to the reserve; (c) describe how the amount was calculated.	Investment reserve Pursuant to article 40, item II, of the Articles of Incorporation, the amount not exceeding 50% of net income must be allocated to this reserve, distributable up to the maximum limit of the Company's capital stock, in order to ensure the maintenance and development of the Company's main activities, in order to meet the investment projects provided for in Vale's budget. In this regard, we propose that the total amount of R$42,616,191,940.54 be allocated to the statutory investment reserve, corresponding to 42.03% of the adjusted net income for fiscal year 2021. (*) Constitution of the tax incentive reserve is detailed in item 16.
15. Retained earnings stipulated in capital budget	Not applicable
16. Allocation of income to the tax incentive reserve	The Company has tax incentives for partial reduction of income tax generated by operations conducted in the north and northeast regions with iron ore, copper and nickel. The incentive is calculated based on the tax profit of the encouraged activity (exploration profit), and takes into account the allocation of operating profit at the levels of production encouraged during the periods defined as beneficiaries for each

	product, which are generally for 10 years. Most of the Company's incentives expire until 2024 and the last recognized tax incentive will expire in 2027. An amount equal to that obtained from the tax economy shall be appropriated in the profit reserve account, in shareholders' equity, and cannot be distributed as dividends to shareholders. In addition to these incentives, part of the income tax due may be reinvested in the acquisition of new machinery and equipment, subject to subsequent approval by the Amazon Development Superintendence ("SUDAM"). The reinvestment subsidy, which will expire in 2023, is recorded in a profit reserve account, with impediment to the distribution of dividends to shareholders. The Company is subject to review by local authorities of income tax for up to 10 years, depending on the jurisdiction in which it operates. Amount allocated to the tax incentive reserve: R$13,778,845,340.60 Vale is the beneficiary of a reduction in the income tax calculated on the exploration profit, granted by SUDAM in accordance with the following administrative acts: (a) Constitutive Reports No. 058/2015 and 108/2018 relating to the tax incentive granted to the extraction of iron ore in Pará, (b) Constitutive Report No. 074/2014 regarding the tax incentive granted to the extraction of Iron Nickel in the State of Pará, and (c) Constitutive Report No. 12/2018 relating to the tax incentive granted to the extraction of Copper Concentrate in the State of Pará. Vale also enjoys the reinvestment benefit that allows part of the income tax due to be reinvested in the acquisition of new equipment for operations located in the areas covered by SUDAM. As a condition for receiving the tax incentive, set out in article 523 of the current Income Tax Regulation (RIR), the amount of income tax that is not paid as a result of exemption and reduction cannot be distributed to shareholders, and must be registered in a reserve that can be used exclusively to increase capital stock or absorb losses. Based on article 195-A of Law 6,404, included in Law 11,638, we propose that the total amount of R$13,778,845,340.60 be added to this reserve, equivalent to the total income tax that Vale benefited from, arising from the following incentives in the SUDAM area: (a) R$12,830,039,903.37 as tax benefit to reduce income tax for the base year 2021, and (b) R$948,805,437.23 as a reinvestment tax benefit for the base year 2021. In addition, we propose that the amount of R$ 16,397,472.00 be allocated to this reserve of tax incentives, to be transferred from the investment reserve constituted in years prior to 2021, as a complement to the base year 2018, to meet the rules of the SUDAM tax incentive.

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

12.5 / 6 - Composition and professional experience of the administration and the fiscal council

Name	Date of Birth	Administration body	Election date	Term of office
CPF or passport number	**Occupation**	**Elective position the person is a candidate to** **Description of another position/job**	**Date of office**	**Elected by the controller**
Other positions and jobs performed at the issuer	**Independent Member**	**Criterion used to determine independence**	**Number of Consecutive Mandates**	**% of participation of the member in meetings held after office**
José Luciano Duarte Penido	03/08/1948	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
091.760.806-25	Mine Engineer	20 – Chairman of the Board of Directors	Until 05/29/2022	No
Coordinator of the Nomination Committee, Member of the People, Remuneration and Governance Committee and Member of the Sustainability Committee	Yes	In the terms of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	2	100%
Fernando Jorge Buso Gomes	06/06/1956	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
370.624.177-34	Bank	21 - Vice-Chairman of the Board of Directors	Until 05/29/2022	No
Coordinator of the Finance Committee and Member of the People, Remuneration and Governance Committee	No	N/A	4	97%
Daniel André Stieler	03/14/1965	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
391.145.110-53	Accountant	22 - Board of Directors (Effective)	Until 05/29/2022	No
Member of the Finance Committee and Nomination Committee	No	N/A	0	100%
Eduardo de Oliveira Rodrigues Filho	08/20/1954	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
442.810.487-15	Civil Engineer	22 - Board of Directors (Effective)	Until 05/29/2022	No
Member of the Operational Excellence and Risk Committee and Member of the Sustainability Committee	No	N/A	7	97%

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Ken Yasuhara	01/02/1978	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
234.081.558-44	Economist	22 - Board of Directors (Effective)	Until 05/29/2022	No
Member of the Innovation Committee	No	N/A	0	100%
Manuel Lino Silva de Sousa Oliveira	03/03/1952	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
717.221.071-97	Economist	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Coordinator of the Audit Committee and member of the People, Remuneration and Governance Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	0	90%
Marcelo Gasparino da Silva	02/13/1971	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
807.383.469-34	Lawyer	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Coordinator of the Sustainability Committee and Member of the Operational Excellence and Risk Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	1	97%
Mauro Rodrigues da Cunha	11/06/1971	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
004,275,077-66	Economist	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Coordinator of the People, Remuneration and Governance Committee and Member of the Audit Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	0	100%
Murilo César Lemos dos Santos Passos	07/06/1947	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
269.050.007-87	Chemical Engineer	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Member of the Finance Committee, Audit Committee and Nomination Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	2	97%

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Rachel de Oliveira Maia	01/30/1971	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
143.363.438-45	Accountant	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Member of the Sustainability Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	0	100%
Roberto da Cunha Castello Branco	07/20/1944	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
031.389.097-87	Executive and economist	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Coordinator of the Innovation Committee, Member of the Finance Committee and the Nomination Committee Member	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	0	100%
Roger Allan Downey	04/01/1967	Belongs only to Board of Directors	04/29/2022	Until the Annual General Meeting 2023
623.291.626-34	Administrator	27 - Board of Directors - Independent (Effective)	Until 05/29/2022	No
Coordinator of the Operational Excellence and Risk Committee and Member of the Innovation Committee	Yes	In the terms of of the Independence Criterion in the Novo Mercado Regulation and §4, Article 11 of Vale's Bylaws	2	100%
Esteves Pedro Colnago Junior	09/27/1973	Fiscal Council	04/29/2022	Until the Annual General Meeting 2023
611.417.121-72	Bachelor of Economics	44 – C.F. (Effective) Elected by Preferential shareholders	Until 05/29/2022	No
N/A	N/A	N/A	0	N/A
Adriano Pereira de Paula	10/13/1963	Fiscal Council	04/29/2022	Until the Annual General Meeting 2023
743.481.327-04	Bachelor of Economic Sciences	44 - C.F. (Alternate) Elected by Preferential shareholders	Until 05/29/2022	No
N/A	N/A	N/A	0	N/A
Marcelo Amaral Moraes	10/07/1967	Fiscal Council	04/29/2022	Until the Annual General Meeting 2023
929.390.077-72	Bachelor of Economic Sciences	45 - C.F. (Effective) Elected by Minor. Ordinary shareholders	Until 05/29/2022	No
N/A	N/A	N/A	18	100%
Marcus Vinícius Dias Severini	10/02/1957	Fiscal Council	04/29/2022	Until the Annual General Meeting 2023
632.856.067-20	Accountant	48 - C.F. (Alternate) Elected by Minor. Ordinary shareholders	Until 05/29/2022	No
N/A	N/A	N/A	0	100%

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Gueitiro Matsuo Genso	12/12/1971	Fiscal Council	04/29/2022	Until the Annual General Meeting 2023
624.201.519-68	Administrator	45 - C.F. (Effective) Elected by Minor. Ordinary shareholders	Until 05/29/2022	No
N/A	N/A	N/A	0	N/A
Márcio de Souza	05/06/1966	Fiscal Council	04/29/2022	Until the Annual General Meeting 2023
844.274.347-20	Banker	45 - C.F. (Effective) Elected by Minor. Ordinary shareholders	Until 05/29/2022	No
N/A	N/A	N/A	0	N/A

Professional Experience/Statement of Any Convictions/Independence Criterion

BOARD OF DIRECTORS

José Luciano Duarte Penido
091.760.806-25
He is a candidate for Independent Member and Chairman of the Board of Directors (since he has been a member of this body since May 2019 and Chairman since May 2021), Independent Member of the People, Remuneration and Governance Committee (since May 2021), Independent Member of the Sustainability Committee (since May 2021) and Independent Coordinator of the Nomination Committee (since January 2022) of Vale, where he also held the positions of Coordinator of the Sustainability Committee (from May 2019 to April 2021) and member of the Operational Excellence and Risk Committee (from May 2019 to April 2021). His main professional experience in the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (between September 2009 and January 2019), a publicly traded company in the field of planted forests and pulp and paper production; (ii) Independent member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil, a publicly traded financial institution; (iii) Independent member of the Board of Directors of Copersucar S.A. (from May 2013 to June 2021), private company in the sugar and ethanol logistics and commercialization sector; (iv) Independent member of the Board of Directors of Química Amparo Ypê (from May 2013 to December 2019), a private company in the field of production and sale of household cleaning products; and (v) Independent member of the Board of Directors and the People Committee of Grupo Algar S.A. (since 2015) and independent member of the Audit and Risk Committee (from 2015 to October 2021) of Grupo Algar S.A., a family holding with business in telecommunications, farming, hotels and entertainment. He graduated Mining Engineering from the School of Engineering of the Universidade Federal de Minas Gerais (in December 1970). Mr. José Luciano Duarte Penido declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. José Luciano Duarte Penido declared not to be a politically exposed person, as defined in the applicable regulation. Mr. José Luciano Duarte Penido is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Fernando Jorge Buso Gomes
370.624.177-34
He is a candidate for Member and Vice-Chairman of the Board of Directors of Vale (having already held the position of Vice-Chairman of this body since January 2017, and he has already been a member since April 2015), where he also holds the positions of non-independent Coordinator of the Finance Committee (since November 2021, considering that he has been a member of the committee since April 2015 and had been at coordination between December 2019 and April 2021) and Non-independent member of the People, Remuneration and Governance Committee (since May 2021), and where he also held the positions of Coordinator of the People, Remuneration and Governance Committee (from May 2019 to April 2021), Coordinator of

the Governance and Sustainability Committee (from April 2015 to October 2017) , member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and Member and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experience in the last 5 years includes: (i) Vice-Chairman of the Board of Directors of Valepar S.A. (from January to August 2017), a non-publicly traded holding which controlled Vale until 08/14/2017, when it was incorporated into Vale, where he also held the position of Executive Officer (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (since August 2020), Vice-Chairman of the Board of Directors (between April 2018 and October 2019) and Chairman of the Board of Directors (between October 2019 and April 2020) of Bradespar SA, a publicly traded company; (iii) Member of the Board of Directors of 2B Capital S.A. (from November 2014 to December 2018), a private equity investment administration company, where he also held the positions of (iv) Executive Officer (from June 2016 to December 2018); (v) Chief Executive Officer of Antares Holdings Ltda., a holding of non-financial institutions (from April 2015 to April 2017); (vi) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); and (vii) Investor Relations Officer of Millennium Security Holdings Corp, holding (since October 2015). He graduated as Bachelor of Economic Sciences from Faculdades Integradas Bennett in June 1979. Mr. Fernando Jorge Buso Gomes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Fernando Jorge Buso Gomes declared not to be a politically exposed person, as defined in the applicable regulation.

Daniel André Stieler
391.145.110-53
He is a candidate for Member of Vale´s Board of Directors (having held this position since November 2021), where he also holds the positions of Non-independent Member of the Financial Committee (since November 2021) and Non-independent Member of the Nomination Committee (since January 2022). His main professional experience in the last 5 years includes: (i) President of the Employees Pension Fund of Banco do Brasil - PREVI (since June 2021); (ii) Superintendent Director (from January to June 2021) of the Economus Instituto de Seguridade Social, a complementary social security entity, where he also served as Chairman of the Deliberative Board (from July 2020 to January 2021) and as a Member of the Fiscal Council (from June 2016 to July 2020); (iii) Member of the Board of Directors of Alelo S.A., a Brazilian solutions and services company (since April 2020); (iv) Member of the Board of Directors (from April 2020 to October 2021) of Livelo S.A., a company in the benefits, corporate expenses and incentives management sector; (v) Statutory Controlling Officer (from July 2019 to January 2021) of Banco do Brasil S.A., commercial bank; (vi) Member of the Advisory and Finance Board of Banco Votorantim S.A. (from October 2016 to October 2019); (vii) Executive Manager of the Accounting Disclosure Management of Conglomerate Banco do Brasil in the Accounting Division of Banco do Brasil S.A. (from March 2009 to June 2019); (viii) Member of the Deliberative Board of Universidade Corporativa da Previdência Complementar – UniAbraap, complementary social security (from February to June 2021); and (ix) Member of the Deliberative Board of the Brazilian Association of Closed Private Social Security Entities – ABRAPP (since July 2021). He graduated Accounting from the Universidade Federal de Santa Maria – UFSM in September 1989, a postgraduate degree in Financial Administration from Fundação Getúlio Vargas – FGV in November 1998, MBA in Auditing from Fundação Getúlio Vargas – FGV in November 2000 , and MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI in October 2003. He is certified as a member of the Fiscal Council by the Brazilian Institute of Corporate Governance - IBGC (valid until March 2023), having also participated in improvement courses in the following areas: People and Process Management, by Columbia University (completed in 2015); Corporate Governance, by Fipecapi/USP (completed in 2013); and Development of Management Skills, by Fundação Getúlio Vargas – FGV (completed in 2010). Mr. Daniel André Stieler declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Daniel André Stieler declared that he was a politically exposed person, as defined in the applicable regulation, due to the his position of Statutory Director of Banco do Brasil S.A., a private-public company, which the Federal Government of Brazil has share in (between 2019 and 2021).

Eduardo de Oliveira Rodrigues Filho
442.810.487-15
He is a candidate for Member of Vale´s Board of Directors (he has held this position since May 2019), where he also holds the positions of Non-Independent Member of the Operational Excellence and Risk Committee (since May 2021) and Non-Independent Member of the Sustainability Committee (since May 2021), where he also held the position of Coordinator of the Operational Excellence and Risk Committee (from May 2019 to April 2021), and where he had also held the positions of member of the Governance and Sustainability Committee (from April

2015 to October 2017), Deputy Member of the Board of Directors of Vale SA (from 2008 to 2018), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to 2019). His main professional experience in the last 5 years includes: (i) Effective member of the Board of Directors of Valepar S.A. (from May 2014 to August 2017), a privately traded holding company which controlled Vale until 08/14/2017, when it was incorporated into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. He graduated Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, in July 1978, and has a postgraduate degree in Transportation Planning from the University of Westminster, graduated in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Ken Yasuhara
234.081.558-44
He is a candidate for Member of Vale´s Board of Directors (he has already been in this position since May 2021), where he also holds the position of non-independent Member of the Innovation Committee (since May 2021), and where he had also held the position member of the Finance Committee (from June 2020 to April 2021) and the position of Deputy Member of the Board of Directors (from December 2019 to April 2021). His main professional experience in the last 5 years includes: **(i)** Director, General Manager, Minerals and Metals Unit of Mitsui & Co. (Brasil) S.A. (since October 2019), company in Brazil in the commerce branch, where he has also held the position of **(ii)** Supervisory Director, Deputy General Manager, Mineral Resources and Metals Unit, Brazil (between June 2018 and October 2019) ; and **(iii)** Deputy member of the Board of Directors, member of the Finance Committee and the Technical Committee of Alumina do Norte do Brasil (between June 2018 and September 2019), a mining company in Brazil. He graduated Policy Management from Keio University, Japan, in March 2001. Mr. Ken Yasuhara declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Ken Yasuhara declared not to be a politically exposed person, as defined in the applicable regulation.

Manuel Lino Silva de Sousa Oliveira
717.221.071-97
He is a candidate for Independent Member of Vale´s Board of Directors (he already holds this position, elected in May 2021), where he was also indicated to the positions of Independent Coordinator of the Audit Committee and Independent Member of the People, Remuneration and Governance Committee, with election in May 2021 and position held since August 2021. His main professional experience in the last 5 years includes: **(i)** Senior Independent Member of the Board of Directors of Antofagasta PLC, a publicly traded company in the natural resources and mining branch (between October 2011 and August 2021); **(ii)** Senior Independent Member of the Board of Directors of Polymetal International PLC, a publicly traded company in the gold and silver mining branch (from April 2018 to March 2022); and **(iii)** Independent Member of the Board of Directors of Blackrock World Mining Investment Trust PLC, a British mining investment company (between February 2020 and July 2021). He graduated Accounting and Business Economics from the University of Natal-Durban, South Africa, in December 1973, where he also graduated specialization in Accounting Theory in December 1975. He also completed specializations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa (in August 1978) and the Institute of Chartered Management Accounts of the United Kingdom (in October 1988). Mr. Manuel Lino Silva de Sousa Oliveira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Manuel Lino Silva de Sousa Oliveira declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Manuel Lino Silva de Sousa Oliveira is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Marcelo Gasparino da Silva
807.383.469-34
He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since April 2020), where he also holds the positions of Independent Member of the Operational Excellence and Risk Committee (since May 2021) and Independent Coordinator of the Committee (since May 2021), and where he also held the positions of member of the Sustainability Committee (between June 2020 and April 2021), deputy independent member of the Board of Directors (between May 2019 and April 2020) and deputy member of the Board of Directors (between May 2016 and April 2017). His main professional experience in the last 5 years includes: **(i)** Board member and member of the Investment and Minority Committees (since April 2021) of Petróleo do Brasileiro S.A – Petrobras, a publicly traded company in the petrochemical and energy branch; **(ii)** Member of the Board of Directors (from April 2017 to April 2020) of Kepler Weber SA, a publicly traded company in the industry and trade of products and raw materials related to metallurgy, import and export, service provision, trade of products intended for agribusiness, **(iii)** Member of the Board of Directors (since 2016) of Companhia Energética de Minas Gerais – CEMIG, a publicly treaded company in the energy distribution branch; **(iv)** Chairman of the Board of Directors (since April 2017) of ETERNIT S.A., a publicly traded company leader in the roofing segment and other segments, such as construction solutions, and in 2020, it launched the first Brazilian photovoltaic tile, Tégula Solar; **(v)** Member of the Board of Directors of Companhia Catarinense de Águas e Saneamento – CASAN, a company in the sanitation sector (from April 2019 to February 2020); **(vi)** Member of the Board of Directors of Centrais Elétricas Brasileiras de Santa Catarina – CELESC, holding in the energy sector (from 2011 to 2014 and from April 2018 to September 2019); **(vii)** Member of the Board of Directors of Battistella S.A., a publicly traded company in the port logistics, heavy vehicles and forestry sector (from April 2016 to April 2017); **(viii)** Director (from 2012 to 2014 and from April 2016 to April 2017) of Eletrobras, a publicly traded company in the electric power sector; **(ix)** Member of the Board of Directors, Chairman of the Related Parties Committee and member of the Audit Committee of Eletropaulo, an energy distribution company (between April 2016 and April 2018); **(x)** Member of the Board of Directors of Gasmig, a gas distribution company (between April 2020 and April 2021); **(xi)** Member of the Fiscal Council of Brasken, a petrochemical company (between 2018 and 2019). He graduated Law from Universidade Federal de Santa Catarina in January 1995, completed a postgraduate degree in Corporate Tax Administration from Fundação ESAG – ÚNICA in 2000. He has executive training in mergers and acquisitions at London Business School, and CEO FGV (IBE/FGV/IDE). Professor at Fundação ENÁ – Government School for certification of administrators of state-owned companies and private-public companies. He has been a Board Member Certified by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010. Mr. Marcelo Gasparino da Silva declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcelo Gasparino da Silva declared that he was a politically exposed person due to his Positions of (i) Director of Eletrobras (from April 2016 to April 2017); (ii) Member of the Board of Directors of CEMIG (since 2016); (iii) Member of the Board of Directors of CELESC (from April 2018 to April 2019); (iv) Member of the Fiscal Council of Petrobras (from May 2019 to April 2021); and (v) Member of the Board of Directors of Petrobras (from April 2021 to May 2021, and since August 2021). Mr. Marcelo Gasparino da Silva is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Mauro Rodrigues da Cunha
004.275.077-66
Graduated in Economics from the Pontifícia Universidade Católica – Rio de Janeiro (in December 1992) and with an MBA from the University of Chicago (concluded in July 1998), Mauro Rodrigues da Cunha has more than 27 years of experience in capital markets and corporate governance. From 2012 to 2019, he served as President of AMEC - Association of Capital Market Investors. In this position, he led the association that represents around 60 institutional investors, with approximately USD 150 billion invested in the Brazilian equity market, with the objective of developing the capital market and defending the rights of minority shareholders. Previously, he worked at several asset managers, including Opus Gestão de Recursos Ltda., Mauá Investimentos Ltda., Bradesco Templeton, Investidor Profissional Gestão de Recursos Ltda., Banco BTG Pactual S.A. and Morgan Stanley Asset Management, among others. He was also Chairman of the Board of Directors of IBGC – Brazilian Institute of Corporate Governance for two years, and director of the institution for 7 years. Since 1999, he has participated in Boards of Directors and Fiscal Councils of Brazilian companies, always as an independent member. In 2013, he became the first independent member of the board of directors effectively elected by minority shareholders at Petrobras (a publicly held company in the oil and natural gas exploration and production sector), where he served for two years. Between 2019 and 2020, he served as Chairman of the Board of Directors of Caixa Econômica Federal. He has also served on the board of directors of companies such as Eletrobrás, a publicly held company in the electricity generation sector (from 2018 to 2021); Usiminas – Usinas Siderúrgicas de Minas Gerais S.A, publicly-held company in the steel sector (from 2015 to 2017); CESP – Companhia Energética de São Paulo, publicly-held company in the electricity generation sector (from 2013 to 2017); Mahle Metal Leve, a publicly held company operating in the auto parts sector (from

2015 to 2017), among others. He currently serves as an independent member of Vale's Board of Directors (since May 2021), and is also an independent Coordinator of the People, Compensation and Governance Committee (since May 2021), and Interim Coordinator (from May to August 2021) and independent member of the Audit Committee (since May 2021). He is also a member of the Board of Directors and Coordinator of the Audit and Risks Committee of brMalls Participações, a publicly held company that manages shopping centers (since 2016), member of the Board of Directors, of the People and Remuneration Committee and of the Audit Committee of Totvs, a publicly held company in the software development sector (since 2016) and member of the Board of Directors of Klabin, a publicly held company producing and exporting papers (since 2019). Mauro is a consultant and professor of corporate governance, in addition to having the CFA (since 1997), CGI (IBGC), CGA (Anbima) and CNPI (Apimec) designations. Mr. Mauro da Cunha declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal condemnation, any condemnation in an administrative proceeding by the Comissão de Valores Mobiliários - CVM (Brazilian Securities and Exchange Commission), or even any condemnation by final decision, in the judicial or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Mauro Rodrigues da Cunha declared that he was not a politically exposed person, as defined in the applicable regulations. Mr. Mauro Rodrigues da Cunha is an independent member of the Board of Directors and of the committees described above of the Company, in accordance with the Criteria of Independence contained in the Novo Mercado Regulation and Paragraph 4 of Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively. He is a candidate for Independent Member of the Board of Directors (and has held this position since 2021) and, if elected, will limit his role to the board of three companies, in addition to Vale itself.

Murilo César Lemos dos Santos Passos
269.050.007-87
He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since December 2019), where he also holds the positions of Independent Member of the Financial Committee (since May 2021), Independent Member of the Audit Committee (since October 2021) and Independent Member of the Nomination Committee (since January 2022), and where he also held the position of member of Vale's Finance Committee (from January 2020 to April 2021). His main professional experience in the last 5 years includes: **(i)** Member of the Board of Directors of Odontoprev S.A., a company in the dental plan sector (since April 2008); **(ii)** Chairman of the Board of Directors of São Martinho S.A., a company in the sugar-energy sector (since 2020), where he also held the position of Member of the Board of Directors (from 2006 to 2020); **(iii)** Member of the Board of Directors (from 2019 to 2021) of Suzano Holding S.A., a holding company in the pulp and paper sector, where he also held the positions of **(iv)** Member of the Management Committee (from 2006 to 2019); and **(v)** Coordinator of the Audit Committee (from 2019 to 2021); **(vi)** Chairman of the Board of Directors of CPFL Energia, a company in the energy sector (between 2010 and 2017); **(vii)** Chairman of the Board of Directors of CCR S.A., a Brazilian infrastructure, transport and service concession company (between 2017 and 2018); and **(viii)** Chairman of the Board of Tegma Gestão Logística, a company in the logistics sector (since April 2017). He graduated Chemical Engineering from Universidade Federal do Rio de Janeiro in July 1971. Mr. Murilo César Lemos dos Santos Passos declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Murilo César Lemos dos Santos Passos declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Murilo César Lemos dos Santos Passos is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Rachel de Oliveira Maia
143.363.438-45
She is a candidate for Independent Member of Vale´s Board of Directors (she has held this position since May 2021), where she also holds the position of Independent Member of the Sustainability Committee (since May 2021). Her main professional experience includes: **(i)** Founder and CEO of RM Consulting, focus on S of ESG and Leadership (since April 2018); **(ii)** CEO of Lacoste S.A. (Brazil), luxury apparel company (between October 2018 and September 2020); **(iii)** CFO of Tiffany & Co. Brazil, jewelry sector (between April 2001 and October 2008); **(iv)** CEO of Pandora Brasil, jewelry sector (between April 2010 and April 2018); **(v)** Member of the General Council of the Danish Consulate (from April 2014 to November 2020); **(vi)** Member of the Danish Chamber of Commerce (from April 2014 to November 2020); **(vii)** Member of the President's Committee of the American Chamber of Commerce (from April 2016 to October 2019); **(viii)** Member of the Institute for Retail Development (from 2016 to 2018); **(ix)** Member of the Group Women of Brazil (since 2020); **(x)** Member of the Economic and Social Committee of the Development Council (since 2018); **(xi)** Independent Member of the Board of Directors of Banco do Brasil (since May 2021); **(xii)** Independent Member of the Board of Directors of CVC Corp (since March 2021), travel group in Latin America; **(xiii)** Independent Member of the Board of Directors of Grupo Soma (since December 2020), working in the clothing retail business; **(xiv)** Administrative Consultant of Sumup (between December 2020 and June 2021), mobile payment company; **(xv)** Diversity and Inclusion Advisor at Carrefour (since

November 2020), supermarket chain; **(xvi)** Chairman of the UNICEF Advisory Board (between October 2019 and September 2021), pro bono work; **(xvii)** Chairman of the Amcham-Brasil Committee (American Chamber of Commerce) (between April 2016 and October 2019); **(xviii)** Executive Leadership Group (ELG) Americas Council (between January 2013 and March 2018). She volunteered for 8 years for needy families in many of the most challenging regions of Brazil and Sociedade dos Vicentinos (from 1991 to 1999). Rachel recently founded, in December 2018, a non-profit organization, CAPACITA-ME, which trains students and professionals from poor communities in São Paulo. She graduated Accounting from Centro Universitário FMU in December 1996 and holds MBA from Fundação Getúlio Vargas (FGV), graduated in February 2018; in addition, she has taken several courses, she has the following courses: general management training at the University of Victoria, British Columbia, Canada (in 2001), Harvard Business School Executive Education Negotiation & Leadership (done in 2014); FIA - Fundação Instituto de Administração Master of Business Administration, Finance Executive (between 2006 and 2007); University of Victoria English Language and Leadership Program, General Management (between 2000 and 2001); and Saint Paul SEER: Advanced Program for CEOs, Board Members and Presidents (held in 2021). Mrs. Rachel de Oliveira Maia declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mrs. Rachel de Oliveira Maia declared not to be a politically exposed person, as defined in the applicable regulation. Mrs. Rachel de Oliveira Maia is an independent member of the Board of Directors and the committee of the Company described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Committee's Internal Regulations, respectively.

Roberto da Cunha Castello Branco
031.389.097-87
He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since May 2021), where he also holds the positions of Independent Member of the Financial Committee (since May 2021), Independent Coordinator of the Innovation Committee (since May 2021) and Independent Member of the Nomination Committee (since January 2022), and where he has also held the position of Director (between 2003 and 2014). His main professional experience in the last 5 years includes: **(i)** Chairman and member of the Board of Directors of Petrobras (from May 2015 to April 2016 and from January 2019 to April 2021), a publicly traded company in the oil and natural gas exploration and production sector; **(ii)** Director of the Center for Studies in Economic Growth and Development at Fundação Getúlio Vargas (from August 2014 to December 2018); **(iii)** member of the Board of Directors of Invepar S.A. (May 2017 to December 2018), private urban mobility and transport infrastructure administration company; **(iv)** Member of the Board of Directors of GRU Airport, airport administrator (between May and December 2018); **(v)** Member of the CEO Steering Committee of the Oil and Gas Climate Initiative (OGCI) and the US Brazil CEO Forum (from January 2019 to April 2021; and **(vi)** Vice-Chairman of the Board of Directors of Omega Energia SA, a company from the renewable energy generation sector (since December 2021). In 2021, elected by the magazine Exame as one of the 100 business leaders in Brazil with the best reputation. He graduated Economics from Faculdade de Economia e Finanças do Rio de Janeiro in December 1971, holds a master's degree in Economics from Escola de Pós Graduação em Economia (EPGE) of Fundação Getúlio Vargas (FGV), graduated in June 1974, PhD in Economics from Escola de Pós Graduação em Economia (EPGE) at Fundação Getúlio Vargas (FGV), completed in June 1977, and Post Doctoral Fellow from the University of Chicago, completed in June 1979. He also has executive training at Sloan School of Management (MIT), International Institute For Management Development (IMD) and Chicago Booth School of Business, completed in 2004, 2007 and 2012, respectively. Mr. Roberto da Cunha Castello Branco declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roberto da Cunha Castello Branco declared that he was a politically exposed person, as defined in the applicable regulation, due to his position of President of Petrobras, a company controlled by the Federal Government, between January 2019 and April 2021. Mr. Roberto da Cunha Castello Branco is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Roger Allan Downey
623.291.626-34
He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since December 2019), where he also holds the positions of Independent Coordinator of the Operational Excellence and Risk Committee (since May 2021) and Independent Member of the Innovation Committee (since May 2021), and where he had also held the positions of **(i)** Member of the Operational Excellence and Risk Committee (from January 2020 to April 2021); and Vale Executive Officer responsible for the business area, related to the coal, fertilizers and strategy area (between May 2012 and June 2017). His main professional experience in the last 5 years includes: **(i)** Member of the Board of Directors of Tupy S.A. (May 2021 to April 2022),

a publicly traded company from the metallurgy branch; **(ii)** Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação S.A. (between March 2019 and November 2020), a company in Brazil in the fertilizers and animal nutrition area, where he holds the position of **(iii)** Member of the Board of Directors (since October 2018) of PrimaSea - Fertimar Mineração e Navegação S.A.; and **(iv)** Chief Executive Officer of Vale Fertilizantes S.A. (between June 2012 and June 2017), a company which was a member of Vale's economic group at that time, from the fertilizer sector. He graduated Business Administration from the Australian National Business School in February 2003 and completed a Master´s degree in Business Administration from the University of Western Australia in April 2003. Mr. Roger Allan Downey declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roger Allan Downey declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Roger Allan Downey is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

FISCAL COUNCIL

Esteves Pedro Colnago Junior
611.417.121-72
He is a candidate for Effective Member of Vale's Fiscal Council. His main professional experience in the last 5 years includes: **(i)** Special Secretary of the Treasury and Budget of the Ministry of Economy, in the federal public administration (since October 2021); **(ii)** Member of the Fiscal Council of the Serviço Social do Comércio – SESC (from July 2021 to December 2021); **(iii)** Head of Special Advisory for Institutional Relations at the Ministry of Economy, in the federal public administration (from January 2020 to October 2021); **(iv)** Deputy Special Secretary of Finance at the Ministry of Economy, federal public administration (from January 2019 to January 2020); **(v)** Minister of State and Planning of the Ministry of Planning, Development and Management, federal public administration (from April 2018 to December 2018); **(vi)** Executive Secretary of the Ministry of Planning, Development and Management, federal public administration (from April 2017 to April 2018); **(vii)** Deputy Executive Secretary of the Ministry of Planning, Development and Management, federal public administration (from May 2016 to April 2017). He graduated in Economic Sciences from the University of Brasília in September 1996 and has a master's degree in Economics from the same institution, completed in June 2004. Mr. Esteves Pedro Colnago Junior declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Esteves Pedro Colnago Junior declared, for all legal purposes, to be a politically exposed person, due to the exercise of the position of Special Secretary of the Treasury and Budget of the Ministry of Economy.

Adriano Pereira de Paula
743,481,327-04
He is a candidate for Deputy Member of Vale's Fiscal Council. His main professional experience in the last 5 years includes the Undersecretary for Fiscal Policy at the Ministry of Economy (since August 2016), the federal public administration. He graduated in Economic Sciences from the Centro de Ensino Unificado de Brasília in March 1986, completed a postgraduate degree in Public Sector Economics at Fundação Getúlio Vargas of the Federal District in March 2000 and an MBA in IT Management - latu sensu from Fundação Universa /Católica de Brasília, completed in March 2007. Mr. Adriano Pereira de Paula declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Adriano Pereira de Paula declared, for all legal purposes, not to be a politically exposed person, as defined in the applicable regulation.

Marcelo Amaral Moraes
929.390.077-72
He is a candidate for Effective Member of Vale's Fiscal Council, a position he has held since April 2004. At Vale, he also held the position of Alternate Member of the Board of Directors (from May to August 2003). His main professional experiences in the last 5 years include: **(i)** Member of the Board of Directors of CPFL Energia S.A., a publicly held company in the energy sector (since April 2017); **(ii)** Member of the Fiscal Council of Aceco TI S.A., a privately held company in the construction sector (from March 2016 to April 2018); **(iii)** Member of the Board of Directors of Eternit S.A. (from April 2016 to February 2018), a publicly traded company specialized in the industrialization of products for civil construction; **(iv)** Member of the Fiscal Council of Gol Linhas Aéreas Inteligentes S.A. (since May 2018), a publicly-held company in the air transport sector; **(v)** Member of the Fiscal Council of Linx S.A. (May 2018 to August 2021), publicly traded company in the technology sector; **(vi)** Member of the Fiscal Council of Ultrapar Participações S.A., holding (from May 2019 to April 2021); and **(vii)** Member of the Audit Committee of Ser Educacional S.A. (since May 2021), a publicly traded company in the education sector. He graduated in Economics from the Federal University of Rio de Janeiro – UFRJ in January 1991, completed an MBA in Business Administration from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas – EASP in November 2003. Mr. Marcelo Amaral Moraes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by a final decision, in the judicial or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Marcelo Amaral Moraes declared that he was not a politically exposed person, as defined in the applicable regulations.

Marcus Vinícius Dias Severini
632.856.067-20
He is a candidate for Alternate Member of Vale's Fiscal Council (having held the position of Effective member of the Fiscal Council since April 2017), where he also served as Controllership Officer (between October 1994 and March 2015). His main professional experiences in the last 5 years include: **(i)** Member of the Audit Committee of Fundação Vale do Rio Doce de Seguridade Social – VALIA, a closed non-profit private pension entity created by Vale (since January 2019); **(ii)** Member of the Audit and Compliance Committee of OceanPact Serviços Marítimos S.A. (since February 2021); **(iii)** Member of the Fiscal Council of BRF S.A. (from April 2015 to April 2019), publicly-held company in the food sector; and **(iv)** Member of the Fiscal Council of Mills Estruturas e Serviços de Engenharia S.A. (between April 2015 and April 2018), a publicly-held company operating in the civil construction sector. He graduated in Electrical Engineering at Universidade Federal Fluminense – UFF in December 1979 and in Accounting Sciences at UniverCidade in December 2003. He completed a specialization in Economic Engineering at UniSUAW in December 1980, specialization in Business Management at Fundação Dom Cabral in December 2004, specialization in Senior Leadership Program by MIT – Sloan School of Management in September 2005 and specialization in The Mastering Leadership Challenges Program by IMD International in September 2007. Mr. Marcus Vinícius Dias Severini declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by a final and unappealable decision, in the judicial or administrative sphere, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Marcus Vinícius Dias Severini declared that he is not a politically exposed person, as defined in the applicable regulations.

Gueitiro Matsuo Genso
624.201.519-68
He is a candidate for Effective Member of Vale's Fiscal Council, where he has held the position of Chairman of the Board of Directors (from 2015 to 2019). His main professional experiences in the last 5 years include: **(i)** CEO of Picpay, a fintech in the payments sector (from July 2019 to July 2020), where he has also held the position of **(ii)** Member of the Board of Directors (from July 2019 to December 2020); **(iii)** Chairman of the Board of Directors (from May 2019 to April 2021) of Tupy S.A., a publicly-held company in the capital goods sector, where he also held the position of **(iv)** Member of the Innovation Committee; **(v)** Vice-President of Retail at Banco do Brasil, a financial institution (from July 2018 to December 2018); **(vi)** President of Banco do Brasil Employees Pension Fund – PREVI (from February 2015 to July 2018); **(vii)** Chairman of the Deliberative Council of ABRAPP - Brazilian Association of Closed Complementary Pension Entities (from March 2015 to August 2018); **(viii)** Chairman of the Board of Directors of Valepar S.A. (from March 2015 to April 2019); **(ix)** Member of the Board of Directors of Cielo, financial services (from September 2018 to February 2019); and, **(x)** Member of the Board of Directors of Banco do Brasil Seguridade (from August 2018 to December 2018). He graduated in Business Administration from Faculdade Sociedade Paranaense de Ensino e Informática (SPEI) in August 2002, holds an MBA – Basic General Training for Executives from Fundação Getúlio Vargas (FGV-PR), completed in August 1998, as well as an MBA – Agribusiness – ESALQ – School of Agriculture "Luiz de Queiroz", completed in June 2002. Mr. Gueitiro Matsuo Genso declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and

Exchange Commission, or even any conviction by final decision, in the judicial or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Gueitiro Matsuo Genso declared, for all legal purposes, to be a politically exposed person, as defined in the applicable regulations.

Márcio de Souza
844.274.347-20
He is a candidate for Effective Member of Vale's Fiscal Council. His main professional experiences in the last 5 years include: **(i)** Administration Director of Caixa de Previdência dos Empregos do Banco do Brasil – PREVI (since June 2018), where he has held/also holds the positions of **(ii)** Executive Benefits Manager (from 2013 to 2018) and **(iii)** Data Processing Officer – DPO; **(iv)** Member of the Board of Directors (from April 2019 to April 2021) of Embraer – Empresa Brasileira de Aeronáutica SA, a publicly-held company in the aerospace sector, where he has also held the position of **(v)** Member of the Audit, Risks and Ethics Committee (from April 2019 to April 2021); **(vi)** Member of the Board of Directors (since August 2021) of Neoenergia, a publicly held company in the energy sector, where he also holds the position of **(vii)** Member of the Remuneration and Succession Committee (since September 2021). He graduated in Law from Universidade Católica de Petrópolis – UCP, holds an MBA in Project Management from Fundação Getúlio Vargas, specialization in Writ of Mandamus, from UCP, as well as a specialization in Executive Development, from Insper – Instituto de Ensino e Pesquisa. He has CPA-20 certification, by Anbima, and Certification as a Manager with an emphasis on Administration, by the ICSS – Institute for the Certification of Social Security Professionals. Mr. Márcio de Souza declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or even any conviction by final decision, in the judicial or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Márcio de Souza declared that he is not a politically exposed person, as defined in the applicable regulations.

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

12.7 / 8 - Composition of the statutory committees and the audit, finance and remuneration committees

Name	Type of Committee	Elective position held	Occupation	Election date	Term of office
CPF or passport number	**Description of other committees/Description of other positions held**	**Number of Consecutive Mandates**	**Date of Birth**	**Date of Office**	**% of participation of the member in meetings held after office**
Other positions/jobs performed at the issuer		**Independent Member**	**Criterion used to determine independence**		
José Luciano Duarte Penido	Other Committees	Committee Member (Effective)	Mine Engineer	05/18/2021	Until the Annual General Meeting 2023
091.760.806-25	People, Remuneration and Governance Committee	1	03/08/1948	05/18/2021	67%
Independent Chairman of the Board of Directors, Member of the Sustainability Committee and Coordinator of the Nomination Committee.		Yes	Independence Criterion of the New Market Regulation		
José Luciano Duarte Penido	Other Committees	Committee Member (Effective)	Mine Engineer	05/18/2021	Until the Annual General Meeting 2023
091.760.806-25	Sustainability Committee	1	03/08/1948	05/18/2021	100%
Independent Chairman of the Board of Directors, Member of the People, Remuneration and Governance Committee and Coordinator of the Nomination Committee.		Yes	Independence Criterion of the New Market Regulation		
José Luciano Duarte Penido	Other Committees	Coordinator	Mine Engineer	01/27/2022	Until the Annual General Meeting 2022
091.760.806-25	Nomination Committee	0	03/08/1948	01/27/2022	N/A
Independent Chairman of the Board of Directors, Member of the People, Remuneration and Governance Committee and Member of the Sustainability Committee.		Yes	Independence Criterion of the New Market Regulation		

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Fernando Jorge Buso Gomes	Financial Committee	Coordinator	Bank	05/18/2021	Until the Annual General Meeting 2023
370.624.177-34	N/A	4	06/06/1956	05/18/2021	94%
Vice-Chairman of the Board of Directors and Member of the People, Remuneration and Governance Committee. Assigned Coordinator of the Finance Committee in November 2021.		No	N/A		
Fernando Jorge Buso Gomes	Other Committees	Committee Member (Effective)	Bank	05/18/2021	Until the Annual General Meeting 2023
370.624.177-34	People, Remuneration and Governance Committee	3	06/06/1956	05/18/2021	100%
Vice-Chairman of the Board of Directors and Coordinator of the Finance Committee		No	N/A		
Daniel André Stieler	Financial Committee	Committee Member (Effective)	Accountant	11/25/2021	Until the Annual General Meeting 2023
391.145.110-53	N/A	0	03/14/1965	11/25/2021	100%
Member of the Board of Directors and Member of the Nomination Committee.		No	N/A		
Daniel André Stieler	Other Committees	Committee Member (Effective)	Accountant	01/27/2022	Until the Annual General Meeting 2023
391.145.110-53	Nomination Committee	0	03/14/1965	01/27/2022	N/A
Member of the Board of Directors and Member of the Finance Committee.		No	N/A		

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Eduardo de Oliveira Rodrigues Filho	Other Committees	Committee Member (Effective)	Engineer	05/18/2021	Until the Annual General Meeting 2023
442,810,487-15	Operational Excellence and Risk Committee	1	08/20/1954	05/18/2021	100%
Member of Vale´s Board of Directors and Member of the Sustainability Committee		No	N/A		
Eduardo de Oliveira Rodrigues Filho	Other Committees	Committee Member (Effective)	Engineer	05/18/2021	Until the Annual General Meeting 2023
442.810.487-15	Sustainability Committee	0	08/20/1954	05/18/2021	83%
Member of the Board of Directors and Member of the Operational Excellence and Risk Committee		No	N/A		
Ken Yasuhara	Other Committees	Committee Member (Effective)	Economist	05/18/2021	Until the Annual General Meeting 2023
234.081.558-44	Innovation Committee	0	01/02/1978	05/18/2021	100%
Member of the Board of Directors		No	N/A		
Manuel Lino Silva de Sousa Oliveira	Audit Committee	Coordinator	Economist	05/18/2021	Until the Annual General Meeting 2023
717.221.071-97	N/A	0	03/03/1952	08/01/2021	100%
Independent Member of the Board of Directors and Member of the People, Remuneration and Governance Committee		Yes	Independence Criterion of the New Market Regulation		
Manuel Lino Silva de Sousa Oliveira	Other Committees	Committee Member (Effective)	Economist	05/18/2021	Until the Annual General Meeting 2023
717.221.071-97	People, Remuneration and Governance Committee	0	03/03/1952	08/01/2021	100%
Independent Member of the Board of Directors and Coordinator of the Audit Committee		Yes	Independence Criterion of the New Market Regulation		

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Marcelo Gasparino da Silva	Other Committees	Committee Member (Effective)	Lawyer	05/18/2021	Until the Annual General Meeting 2023
807.383.469-34	Operational Excellence and Risk Committee	0	02/13/1971	05/18/2021	100%
Independent Member of the Board of Directors and Coordinator of the Sustainability Committee		Yes	Independence Criterion of the New Market Regulation		
Marcelo Gasparino da Silva	Other Committees	Coordinator	Lawyer	05/18/2021	Until the Annual General Meeting 2023
807.383.469-34	Sustainability Committee	1	02/13/1971	05/18/2021	100%
Independent Member of the Board of Directors Member of the Operational Excellence and Risk Committee		Yes	Independence Criterion of the New Market Regulation		
Mauro Rodrigues da Cunha	Audit Committee	Committee Member (Effective)	Consultant	05/18/2021	Until the Annual General Meeting 2023
004.275.077-66	N/A	0	11/06/1971	05/18/2021	100%
Independent Member of the Board of Directors and Coordinator of the People, Remuneration and Governance Committee		Yes	Independence Criterion of the New Market Regulation		
Mauro Rodrigues da Cunha	Other Committees	Coordinator	Consultant	05/18/2021	Until the Annual General Meeting 2023
004.275.077-66	People, Remuneration and Governance Committee	0	11/06/1971	05/18/2021	100%
Independent Member of the Board of Directors and Independent Member of the Audit Committee		Yes	Independence Criterion of the New Market Regulation		
Murilo César Lemos dos Santos Passos	Financial Committee	Committee Member (Effective)	Chemical Engineer	05/18/2021	Until the Annual General Meeting 2023
269.050.007-87	N/A	1	07/06/1947	05/18/2021	100%
Independent Member of the Board of Directors, Member of the Audit Committee and the Nomination Committee.		Yes	Independence Criterion of the New Market Regulation		
Murilo César Lemos dos Santos Passos	Audit Committee	Committee Member (Effective)	Chemical Engineer	10/28/2021	Until the Annual General Meeting 2023
269.050.007-87	N/A	0	07/06/1947	10/28/2021	100%
Independent Member of the Board of Directors, Member of the Finance Committee and Member of the Nomination Committee.		Yes	Independence Criterion of the New Market Regulation		

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Murilo César Lemos dos Santos Passos	Other Committees	Committee Member (Effective)	Chemical Engineer	01/27/2022	Until the Annual General Meeting 2022
269.050.007-87	Nomination Committee	0	07/06/1947	01/27/2022	N/A
Independent Member of the Board of Directors, Member of the Finance Committee and the Audit Committee.		Yes	Independence Criterion of the New Market Regulation		
Rachel de Oliveira Maia	Other Committees	Committee Member (Effective)	Accountant	05/18/2021	Until the Annual General Meeting 2023
143.363.438-45	Sustainability Committee	0	01/30/1971	05/18/2021	100%
Independent member of the Board of Directors		Yes	Independence Criterion of the New Market Regulation		
Roberto da Cunha Castello Branco	Financial Committee	Committee Member (Effective)	Executive and Economist	05/18/2021	Until the Annual General Meeting 2023
031.389.097-87	N/A	0	07/20/1944	05/18/2021	88%
Independent Member of the Board of Directors, Coordinator of the Innovation Committee and Member of the Nomination Committee.		Yes	Independence Criterion of the New Market Regulation		
Roberto da Cunha Castello Branco	Other Committees	Coordinator	Executive and Economist	05/18/2021	Until the Annual General Meeting 2023
031,389,097-87	Innovation Committee	0	07/20/1944	05/18/2021	100%
Independent Member of the Board of Directors, Member of the Finance Committee and Member of the Nomination Committee.		Yes	Independence Criterion of the New Market Regulation		
Roberto da Cunha Castello Branco	Other Committees	Committee Member (Effective)	Executive and Economist	01/27/2022	Until the Annual General Meeting 2022
031.389.097-87	Nomination Committee	0	07/20/1944	01/27/2022	N/A
Independent Member of the Board of Directors, Member of the Finance Committee and Coordinator of the Innovation Committee.		Yes	Independence Criterion of the New Market Regulation		
Roger Allan Downey	Other Committees	Coordinator	Administrator	05/18/2021	Until the Annual General Meeting 2023
623.291.626-34	Operational Excellence and Risk Committee	1	04/01/1967	05/18/2021	100%
Independent Member of the Board of Directors and Member of the Innovation Committee		Yes	Independence Criterion of the New Market Regulation		

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Roger Allan Downey	Other Committees	Committee Member (Effective)	Administrator	05/18/2021	Until the Annual General Meeting 2023
623.291.626-34	Innovation Committee	0	04/01/1967	05/18/2021	83%
Independent Member of the Board of Directors and Coordinator of the Operational Excellence and Risk Committee		Yes	Independence Criterion of the New Market Regulation		

Professional Experience/Statement of Any Convictions/Independence Criterion

José Luciano Duarte Penido
091.760.806-25
He is a candidate for Independent Member and Chairman of the Board of Directors (he has been a member of this body since May 2019 and Chairman since May 2021), Independent Member of the People, Remuneration and Governance Committee (since May 2021), Independent Member of the Sustainability Committee (since May 2021) and Independent Coordinator of the Nomination Committee (since January 2022) of Vale, where he also held the positions of Coordinator of the Sustainability Committee (from May 2019 to April 2021) and member of the Operational Excellence and Risk Committee (from May 2019 to April 2021). His main professional experience in the last 5 years includes: (i) Chairman of the Board of Directors of Fibria Celulose (between September 2009 and January 2019), a publicly traded company in the field of planted forests and pulp and paper production; (ii) Independent member of the Board of Directors (from May 2017 to April 2019) of Banco Santander Brasil, a publicly traded financial institution; (iii) Independent member of the Board of Directors of Copersucar S.A. (from May 2013 to June 2021), private company in the sugar and ethanol logistics and commercialization sector; (iv) Independent member of the Board of Directors of Química Amparo Ypê (from May 2013 to December 2019), a private company in the field of production and sale of household cleaning products; and (v) Independent member of the Board of Directors and the People Committee of Grupo Algar S.A. (since 2015) and independent member of the Audit and Risk Committee (from 2015 to October 2021) of Grupo Algar S.A., a family holding with business in telecommunications, farming, hotels and entertainment. He graduated Mining Engineering from the School of Engineering of the Universidade Federal de Minas Gerais (in December 1970). Mr. José Luciano Duarte Penido declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. José Luciano Duarte Penido declared not to be a politically exposed person, as defined in the applicable regulation. Mr. José Luciano Duarte Penido is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Fernando Jorge Buso Gomes
370,624,177-34
He is a candidate for Member and Vice-Chairman of the Board of Directors of Vale (having already held the position of Vice-Chairman of this body since January 2017, and he has already been a member since April 2015), where he also holds the positions of non-independent Coordinator of the Finance Committee (since November 2021, considering that he has been a member of the committee since April 2015 and had been at coordination between December 2019 and April 2021) and Non-independent member of the People, Remuneration and Governance Committee (since May 2021), and where he also held the positions of Coordinator of the People, Remuneration and Governance Committee (from May 2019 to April 2021), Coordinator of the Governance and Sustainability Committee (from April 2015 to October 2017) , member of the Executive Development Committee (from April 2015 to October 2017), member of the Strategic Committee (from April to October 2017), Coordinator of the Sustainability Committee (from November 2017 to April 2019) and Member and Coordinator of the People Committee (from November 2017 to April 2019). His main professional experience in the last 5 years includes: (i) Vice-President of the Board of Directors of Valepar S.A. (from January to August 2017), a non-publicly traded holding which controlled Vale until 08/14/2017, when it was incorporated into Vale, where he also held the position of Executive Officer (from April 2015 to August 2017) and Member of the Board of Directors (from April 2015 to August 2017); (ii) Chief Executive Officer (since April 2015), Investor Relations Officer (since April 2015), Member of the Board of Directors (since August 2020), Vice-Chairman of the Board of Directors (between April 2018 and October 2019) and Chairman of the Board of Directors (between October 2019 and April 2020) of Bradespar SA, a publicly traded company; (iii) Member of the

Board of Directors of 2B Capital S.A. (from November 2014 to December 2018), a private equity investment administration company, where he also held the positions of (iv) Executive Officer (from June 2016 to December 2018); (v) Chief Executive Officer of Antares Holdings Ltda., a holding of non-financial institutions (from April 2015 to April 2017); (vi) Chief Executive Officer of Brumado Holdings Ltda. (from April 2015 to April 2017); and (vii) Investor Relations Officer of Millennium Security Holdings Corp, holding (since October 2015). He graduated as Bachelor of Economic Sciences from Faculdades Integradas Bennett in June 1979. Mr. Fernando Jorge Buso Gomes declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Fernando Jorge Buso Gomes declared not to be a politically exposed person, as defined in the applicable regulation.

Daniel André Stieler
391,145,110-53
He is a candidate for Member of Vale´s Board of Directors (having held this position since November 2021), where he also holds the positions of Non-independent Member of the Financial Committee (since November 2021) and Non-independent Member of the Nomination Committee (since January 2022). His main professional experience in the last 5 years includes: (i) President of the Employees Pension Fund of Banco do Brasil - PREVI (since June 2021); (ii) Superintendent Director (from January to June 2021) of the Economus Instituto de Seguridade Social, a complementary social security entity, where he also served as Chairman of the Deliberative Board (from July 2020 to January 2021) and as a Member of the Fiscal Council (from June 2016 to July 2020); (iii) Member of the Board of Directors of Alelo S.A., a Brazilian solutions and services company (since April 2020); (iv) Member of the Board of Directors (from April 2020 to October 2021) of Livelo S.A., a company in the benefits, corporate expenses and incentives management sector; (v) Statutory Controlling Officer (from July 2019 to January 2021) of Banco do Brasil S.A., commercial bank; (vi) Member of the Advisory and Finance Board of Banco Votorantim S.A. (from October 2016 to October 2019); (vii) Executive Manager of the Accounting Disclosure Management of Conglomerate Banco do Brasil in the Accounting Division of Banco do Brasil S.A. (from March 2009 to June 2019); (viii) Member of the Deliberative Board of Universidade Corporativa da Previdência Complementar – UniAbraap, complementary social security (from February to June 2021); and (ix) Member of the Deliberative Board of the Brazilian Association of Closed Private Social Security Entities – ABRAPP (since July 2021). He graduated Accounting from the Universidade Federal de Santa Maria – UFSM in September 1989, a postgraduate degree in Financial Administration from Fundação Getúlio Vargas – FGV in November 1998, MBA in Auditing from Fundação Getúlio Vargas – FGV in November 2000 , and MBA in Accounting from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI in October 2003. He is certified as a member of the Fiscal Council by the Brazilian Institute of Corporate Governance - IBGC (valid until March 2023), having also participated in improvement courses in the following areas: People and Process Management, by Columbia University (completed in 2015); Corporate Governance, by Fipecapi/USP (completed in 2013); and Development of Management Skills, by Fundação Getúlio Vargas – FGV (completed in 2010). Mr. Daniel André Stieler declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Daniel André Stieler declared that he was a politically exposed person, as defined in the applicable regulation, due to the his position of Statutory Director of Banco do Brasil S.A., a private-public company, which the Federal Government of Brazil has share in (between 2019 and 2021).

Eduardo de Oliveira Rodrigues Filho
442,810,487-15
He is a candidate for Member of Vale´s Board of Directors (he has held this position since May 2019), where he also holds the positions of Non-Independent Member of the Operational Excellence and Risk Committee (since May 2021) and Non-Independent Member of the Sustainability Committee (since May 2021), where he also held the position of Coordinator of the Operational Excellence and Risk Committee (from May 2019 to April 2021), and where he also held the positions of member of the Governance and Sustainability Committee (from April 2015 to October 2017), Deputy Member of the Board of Directors of Vale SA (from 2008 to 2018), Member of the Finance Committee (from April 2011 to April 2019) and Member of the Sustainability Committee (from November 2017 to 2019). His main professional experience in the last 5 years includes: (i) Effective member of the Board of Directors of Valepar S.A. (from May 2014 to August 2017), a privately traded holding company which controlled Vale until 08/14/2017, when it was incorporated into Vale; and (ii) Managing Partner of CWH Consultoria em Gestão Empresarial (since March 2008), a consulting firm. He graduated Civil Engineering from Pontifícia Universidade Católica do Rio de Janeiro – PUC-RJ, in July 1978, and has a postgraduate degree in Transporting Planning from the University of Westminster, graduated in October 2000. Mr. Eduardo de Oliveira Rodrigues Filho declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative

proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Eduardo de Oliveira Rodrigues Filho declared not to be a politically exposed person, as defined in the applicable regulation.

Ken Yasuhara
234,081,558-44
He is a candidate for Member of Vale´s Board of Directors (he has already been in this position since May 2021), where he also holds the position of non-independent Member of the Innovation Committee (since May 2021), and where he had also held the position member of the Finance Committee (from June 2020 to April 2021) and the position of Deputy Member of the Board of Directors (from December 2019 to April 2021). His main professional experience in the last 5 years includes: **(i)** Director, General Manager, Minerals and Metals Unit of Mitsui & Co. (Brasil) S.A. (since October 2019), company in Brazil in the commerce branch, where he has also held the position of **(ii)** Supervisory Director, Deputy General Manager, Mineral Resources and Metals Unit, Brazil (between June 2018 and October 2019) ; and **(iii)** Deputy member of the Board of Directors, member of the Finance Committee and the Technical Committee of Alumina do Norte do Brasil (between June 2018 and September 2019), a mining company in Brazil. He graduated Policy Management from Keio University, Japan, in March 2001. Mr. Ken Yasuhara declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Ken Yasuhara declared not to be a politically exposed person, as defined in the applicable regulation.

Manuel Lino Silva de Sousa Oliveira
717,221,071-97
He is a candidate for Independent Member of Vale´s Board of Directors (he already holds this position, elected in May 2021), where he was also indicated to the positions of Independent Coordinator of the Audit Committee and Independent Member of the People, Remuneration and Governance Committee, with election in May 2021 and position held since August 2021. His main professional experience in the last 5 years includes: **(i)** Senior Independent Member of the Board of Directors of Antofagasta PLC, a publicly traded company in the natural resources and mining branch (between October 2011 and August 2021); **(ii)** Senior Independent Member of the Board of Directors of Polymetal International PLC, a publicly traded company in the gold and silver mining branch (April 2018 to March 2022); and **(iii)** Independent Member of the Board of Directors at Blackrock World Mining Investment Trust PLC, a British mining investment company (between February 2020 and July 2021). He graduated Accounting and Business Economics from the University of Natal-Durban, South Africa, in December 1973, where he also graduated specialization in Accounting Theory in December 1975. He also completed specializations in chartered accountant and chartered management accountant from the Institute of Chartered Accountants in South Africa (in August 1978) and the Institute of Chartered Management Accounts of the United Kingdom (in October 1988). Mr. Manuel Lino Silva de Sousa Oliveira declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Manuel Lino Silva de Sousa Oliveira declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Manuel Lino Silva de Sousa Oliveira is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Marcelo Gasparino da Silva
807,383,469-34
He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since April 2020), where he also holds the positions of Independent Member of the Operational Excellence and Risk Committee (since May 2021) and Independent Coordinator of the Committee (since May 2021), and where he also held the positions of member of the Sustainability Committee (between June 2020 and April 2021), deputy independent member of the Board of Directors (between May 2019 and April 2020) and deputy member of the Board of Directors (between May 2016 and April 2017). His main professional experience in the last 5 years includes: **(i)** Board member and member of the Investment and Minority Committees (since April 2021) of Petróleo do Brasileiro S.A – Petrobras, a publicly traded company in the petrochemical and energy branch; **(ii)**

Member of the Board of Directors (from April 2017 to April 2020) of Kepler Weber SA, a publicly traded company in the industry and trade of products and raw materials related to metallurgy, import and export, service provision, trade of products intended for agribusiness, **(iii)** Member of the Board of Directors (since 2016) of Companhia Energética de Minas Gerais – CEMIG, a publicly treaded company in the energy distribution branch; **(iv)** Chairman of the Board of Directors (since April 2017) of ETERNIT S.A., a publicly traded company leader in the roofing segment and other segments, such as construction solutions, and in 2020, it launched the first Brazilian photovoltaic tile, Tégula Solar; **(v)** Member of the Board of Directors of Companhia Catarinense de Águas e Saneamento – CASAN, a company in the sanitation sector (from April 2019 to February 2020); **(vi)** Member of the Board of Directors of Centrais Elétricas Brasileiras de Santa Catarina – CELESC, holding in the energy sector (from 2011 to 2014 and from April 2018 to September 2019); **(vii)** Member of the Board of Directors of Battistella S.A., a publicly traded company in the port logistics, heavy vehicles and forestry sector (from April 2016 to April 2017); **(viii)** Director (from 2012 to 2014 and from April 2016 to April 2017) of Eletrobras, a publicly traded company in the electric power sector; **(ix)** Member of the Board of Directors, Chairman of the Related Parties Committee and member of the Audit Committee of Eletropaulo, an energy distribution company (between April 2016 and April 2018); **(x)** Member of the Board of Directors of Gasmig, a gas distribution company (between April 2020 and April 2021); **(xi)** Member of the Fiscal Council of Brasken, a petrochemical company (between 2018 and 2019). He graduated Law from Universidade Federal de Santa Catarina in January 1995, completed a postgraduate degree in Corporate Tax Administration from Fundação ESAG – ÚNICA in 2000. He has executive training in mergers and acquisitions at London Business School, and CEO FGV (IBE/FGV/IDE). Professor at Fundação ENÁ – Government School for certification of administrators of state-owned companies and private-public companies. He has been a Board Member Certified by Experience (CCA+) by the Brazilian Institute of Corporate Governance – IBGC since 2010. Mr. Marcelo Gasparino da Silva declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Marcelo Gasparino da Silva declared that he was a politically exposed person due to his Positions of (i) Director of Eletrobras (from April 2016 to April 2017); (ii) Member of the Board of Directors of CEMIG (since 2016); (iii) Member of the Board of Directors of CELESC (from April 2018 to April 2019); (iv) Member of the Fiscal Council of Petrobras (from May 2019 to April 2021); and (v) Member of the Board of Directors of Petrobras (from April 2021 to May 2021, and since August 2021). Mr. Marcelo Gasparino da Silva is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Mauro Rodrigues da Cunha
004,275,077-66
Graduated in Economics from the Pontifícia Universidade Católica – Rio de Janeiro (in December 1992) and with an MBA from the University of Chicago (concluded in July 1998), Mauro Rodrigues da Cunha has more than 27 years of experience in capital markets and corporate governance. From 2012 to 2019, he served as President of AMEC - Association of Capital Market Investors. In this position, he led the association that represents around 60 institutional investors, with approximately USD 150 billion invested in the Brazilian equity market, with the objective of developing the capital market and defending the rights of minority shareholders. Previously, he worked at several asset managers, including Opus Gestão de Recursos Ltda., Mauá Investimentos Ltda., Bradesco Templeton, Investidor Profissional Gestão de Recursos Ltda., Banco BTG Pactual S.A. and Morgan Stanley Asset Management, among others. He was also Chairman of the Board of Directors of IBGC – Brazilian Institute of Corporate Governance for two years, and director of the institution for 7 years. Since 1999, he has participated in Boards of Directors and Fiscal Councils of Brazilian companies, always as an independent member. In 2013, he became the first independent member of the board of directors effectively elected by minority shareholders at Petrobras (a publicly held company in the oil and natural gas exploration and production sector), where he served for two years. Between 2019 and 2020, he served as Chairman of the Board of Directors of Caixa Econômica Federal. He has also served on the board of directors of companies such as Eletrobrás, a publicly held company in the electricity generation sector (from 2018 to 2021); Usiminas – Usinas Siderúrgicas de Minas Gerais S.A, publicly-held company in the steel sector (from 2015 to 2017); CESP – Companhia Energética de São Paulo, publicly-held company in the electricity generation sector (from 2013 to 2017); Mahle Metal Leve, a publicly held company operating in the auto parts sector (from 2015 to 2017), among others. He currently serves as an independent member of Vale's Board of Directors (since May 2021), and is also an independent Coordinator of the People, Compensation and Governance Committee (since May 2021), and Interim Coordinator (from May to August 2021) and independent member of the Audit Committee (since May 2021). He is also a member of the Board of Directors and Coordinator of the Audit and Risks Committee of brMalls Participações, a publicly held company that manages shopping centers (since 2016), member of the Board of Directors, of the People and Remuneration Committee and of the Audit Committee of Totvs, a publicly held company in the software development sector (since 2016) and member of the Board of Directors of Klabin, a publicly held company producing and exporting papers (since 2019). Mauro is a consultant and professor of corporate governance, in addition to

having the CFA (since 1997), CGI (IBGC), CGA (Anbima) and CNPI (Apimec) designations. Mr. Mauro da Cunha declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal condemnation, any condemnation in an administrative proceeding by the Comissão de Valores Mobiliários - CVM (Brazilian Securities and Exchange Commission), or even any condemnation by final decision, in the judicial or administrative, which has suspended or disqualified him from the practice of any professional or commercial activity. Mr. Mauro Rodrigues da Cunha declared that he was not a politically exposed person, as defined in the applicable regulations. Mr. Mauro Rodrigues da Cunha is an independent member of the Board of Directors and of the committees described above of the Company, in accordance with the Criteria of Independence contained in the Novo Mercado Regulation and Paragraph 4 of Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively. He is a candidate for Independent Member of the Board of Directors (and has held this position since 2021) and, if elected, will limit his role to the board of three companies, in addition to Vale itself.

Murilo César Lemos dos Santos Passos
269,050,007-87
He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since December 2019), where he also holds the positions of Independent Member of the Financial Committee (since May 2021), Independent Member of the Audit Committee (since October 2021) and Independent Member of the Nomination Committee (since January 2022), and where he also held the position of member of Vale's Finance Committee (from January 2020 to April 2021). His main professional experience in the last 5 years includes: **(i)** Member of the Board of Directors of Odontoprev S.A., a company in the dental plan sector (since April 2008); **(ii)** Chairman of the Board of Directors of São Martinho S.A., a company in the sugar-energy sector (since 2020), where he also held the position of Member of the Board of Directors (from 2006 to 2020); **(iii)** Member of the Board of Directors (from 2019 to 2021) of Suzano Holding S.A., a holding company in the pulp and paper sector, where he also held the positions of **(iv)** Member of the Management Committee (from 2006 to 2019); and **(v)** Coordinator of the Audit Committee (from 2019 to 2021); **(vi)** Chairman of the Board of Directors of CPFL Energia, a company in the energy sector (between 2010 and 2017); **(vii)** Chairman of the Board of Directors of CCR S.A., a Brazilian infrastructure, transport and service concession company (between 2017 and 2018); and **(viii)** Chairman of the Board of Tegma Gestão Logística, a company in the logistics sector (since April 2017). He graduated Chemical Engineering from Universidade Federal do Rio de Janeiro in July 1971. Mr. Murilo César Lemos dos Santos Passos declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Murilo César Lemos dos Santos Passos declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Murilo César Lemos dos Santos Passos is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Rachel de Oliveira Maia
143,363,438-45
She is a candidate for Independent Member of Vale´s Board of Directors (she has held this position since May 2021), where she also holds the position of Independent Member of the Sustainability Committee (since May 2021). Her main professional experience includes: **(i)** Founder and CEO of RM Consulting, focus on S of ESG and Leadership (since April 2018); **(ii)** CEO of Lacoste S.A. (Brazil), luxury apparel company (between October 2018 and September 2020); **(iii)** CFO of Tiffany & Co. Brazil, jewelry sector (between April 2001 and October 2008); **(iv)** CEO of Pandora Brasil, jewelry sector (between April 2010 and April 2018); **(v)** Member of the General Council of the Danish Consulate (from April 2014 to November 2020); **(vi)** Member of the Danish Chamber of Commerce (from April 2014 to November 2020); **(vii)** Member of the President's Committee of the American Chamber of Commerce (from April 2016 to October 2019); **(viii)** Member of the Institute for Retail Development (from 2016 to 2018); **(ix)** Member of the Group Women of Brazil (since 2020); **(x)** Member of the Economic and Social Committee of the Development Council (since 2018); **(xi)** Independent Member of the Board of Directors of Banco do Brasil (since May 2021); **(xii)** Independent Member of the Board of Directors of CVC Corp (since March 2021), travel group in Latin America; **(xiii)** Independent Member of the Board of Directors of Grupo Soma (since December 2020), working in the clothing retail business; **(xiv)** Administrative Consultant of Sumup (between December 2020 and June 2021), mobile payment company; **(xv)** Diversity and Inclusion Advisor at Carrefour (since November 2020), supermarket chain; **(xvi)** Chairman of the UNICEF Advisory Board (between October 2019 and September 2021), pro bono work; **(xvii)** Chairman of the Amcham-Brasil Committee (American Chamber of Commerce) (between April 2016 and October 2019); **(xviii)** Executive Leadership Group (ELG) Americas Council (between January 2013 and March 2018). She volunteered for 8 years for needy families in many of the most challenging regions of Brazil and Sociedade dos Vicentinos (from 1991 to 1999). Rachel recently founded, in December 2018, a non-profit organization, CAPACITA-ME, which

trains students and professionals from poor communities in São Paulo. She graduated Accounting from Centro Universitário FMU in December 1996 and holds MBA from Fundação Getúlio Vargas (FGV), graduated in February 2018; in addition, she has taken several courses, she has the following courses: general management training at the University of Victoria, British Columbia, Canada (in 2001), Harvard Business School Executive Education Negotiation & Leadership (done in 2014); FIA - Fundação Instituto de Administração Master of Business Administration, Finance Executive (between 2006 and 2007); University of Victoria English Language and Leadership Program, General Management (between 2000 and 2001); and Saint Paul SEER: Advanced Program for CEOs, Board Members and Presidents (held in 2021). Mrs. Rachel de Oliveira Maia declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mrs. Rachel de Oliveira Maia declared not to be a politically exposed person, as defined in the applicable regulation. Mrs. Rachel de Oliveira Maia is an independent member of the Board of Directors and the committee of the Company described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Committee's Internal Regulations, respectively.

Roberto da Cunha Castello Branco

031,389,097-87

He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since May 2021), where he also holds the positions of Independent Member of the Financial Committee (since May 2021), Independent Coordinator of the Innovation Committee (since May 2021) and Independent Member of the Nomination Committee (since January 2022), and where he has also held the position of Director (between 2003 and 2014). His main professional experience in the last 5 years includes: **(i)** Chairman and member of the Board of Directors of Petrobras (from May 2015 to April 2016 and from January 2019 to April 2021), a publicly traded company in the oil and natural gas exploration and production sector; **(ii)** Director of the Center for Studies in Economic Growth and Development at Fundação Getúlio Vargas (from August 2014 to December 2018); **(iii)** member of the Board of Directors of Invepar S.A. (May 2017 to December 2018), private urban mobility and transport infrastructure administration company; **(iv)** Member of the Board of Directors of GRU Airport, airport administrator (between May and December 2018); **(v)** Member of the CEO Steering Committee of the Oil and Gas Climate Initiative (OGCI) and the US Brazil CEO Forum (from January 2019 to April 2021; and **(vi)** Vice-Chairman of the Board of Directors of Omega Energia SA, a company from the renewable energy generation sector (since December 2021). In 2021, elected by the magazine Exame as one of the 100 business leaders in Brazil with the best reputation. He graduated Economics from Faculdade de Economia e Finanças do Rio de Janeiro in December 1971, holds a master's degree in Economics from Escola de Pós Graduação em Economia (EPGE) of Fundação Getúlio Vargas (FGV), graduated in June 1974, PhD in Economics from Escola de Pós Graduação em Economia (EPGE) at Fundação Getúlio Vargas (FGV), completed in June 1977, and Post Doctoral Fellow from the University of Chicago, completed in June 1979. He also has executive training at Sloan School of Management (MIT), International Institute For Management Development (IMD) and Chicago Booth School of Business, completed in 2004, 2007 and 2012, respectively. Mr. Roberto da Cunha Castello Branco declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roberto da Cunha Castello Branco declared that he was a politically exposed person, as defined in the applicable regulation, due to his position of President of Petrobras, a company controlled by the Federal Government, between January 2019 and April 2021. Mr. Roberto da Cunha Castello Branco is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Roger Allan Downey

623,291,626-34

He is a candidate for Independent Member of Vale´s Board of Directors (he has held this position since December 2019), where he also holds the positions of Independent Coordinator of the Operational Excellence and Risk Committee (since May 2021) and Independent Member of the Innovation Committee (since May 2021), and where he had also held the positions of **(i)** Member of the Operational Excellence and Risk Committee (from January 2020 to April 2021); and Vale Executive Officer responsible for the business area, related to the coal, fertilizers and strategy area (between May 2012 and June 2017). His main professional experience in the last 5 years includes: **(i)** Member of the Board of Directors of Tupy S.A. (May 2021 to April 2022), a publicly traded company from the metallurgy branch; **(ii)** Chief Executive Officer of PrimaSea – Fertimar Mineração e Navegação S.A. (between March 2019 and November 2020), a company in Brazil in the fertilizers and animal nutrition area, where he holds the position of **(iii)** Member of the

Board of Directors (since October 2018) of PrimaSea - Fertimar Mineração e Navegação S.A.; and **(iv)** Chief Executive Officer of Vale Fertilizantes S.A. (between June 2012 and June 2017), a company which was a member of Vale's economic group at that time, from the fertilizer sector. He graduated Business Administration from the Australian National Business School in February 2003 and completed a Master´s degree in Business Administration from the University of Western Australia in April 2003. Mr. Roger Allan Downey declared, for all legal purposes, that, in the last 5 years, he has not suffered any criminal conviction, any conviction in an administrative proceeding by the Securities and Exchange Commission, or yet any conviction by a final and unappealable decision in the judicial or administrative area, which has suspended or disqualified him to perform any professional or commercial activity. Mr. Roger Allan Downey declared not to be a politically exposed person, as defined in the applicable regulation. Mr. Roger Allan Downey is an independent member of the Company's Board of Directors and the committees described above, in accordance with the Independence Criterion in the New Market Regulation and §4, Article 11 of Vale's Bylaws, and the Internal Regulations of the Committees, respectively.

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

12.9 - Existence of marital, stable union or kinship relationship up to the 2nd degree related to the issuer's managers, subsidiaries and controllers

Justification for non-completion of the chart:

All members of Vale's Board of Directors, Executive Board and Fiscal Council declared, individually and for all legal purposes, that there is no marital, stable union or kinship relationship up to the second degree between them and (i) the other Vale administrators; (ii) the administrators of Vale's direct or indirect subsidiaries; (iii) direct or indirect controlling shareholders of Vale; and (iv) the administrators of Vale's direct and indirect controlling companies.

Furthermore, all members of the Board of Directors, the Executive Board and the Fiscal Council of Vale's direct and indirect subsidiaries declared, individually and for all legal purposes, that there is no marital, stable union or kinship relationship up to the second degree between them and direct or indirect controllers of Vale.

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

12.10 - Subordination, service provision or control relationships between administrators and subsidiaries, controllers and others

2021

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			
Fiscal Year 12/31/2021			
Issuer´s administrator			
Daniel André Stieler	391.145.110-53	Subordination	
Board Member			
Related person			
Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI.	33754482/0001-24		
Remark			
Mr. Daniel André Stieler is President of the Caixa de Previdência dos Empregos do Banco do Brasil – PREVI, which holds a direct interest in the Company and is considered a Shareholder with Relevant Interest.			

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			
Fiscal Year 12/31/2021			
Issuer´s administrator			
Eduardo de Oliveira Rodrigues Filho	442.810.487-15	Service provision	
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26703816/0001-75		
Remark			
Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has a contract to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and is considered a Shareholder with Relevant Interest.			

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			
Fiscal Year 12/31/2021			
Issuer´s administrator			
Ken Yasuhara	234.081.558-44	Subordination	
Board Member			
Related person			
Mitsui & Co. (Brasil) S.A.	61139697/0001-70		
Remark			
Mr. Ken Yasuhara is an employee of Mitsui & Co. (Brazil) S.A. which is a subsidiary of Mitsui & Co., Ltd., which is a shareholder of the Company and is considered a Shareholder with Relevant Interest.			

2020

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			
Fiscal Year 12/31/2020			
Issuer´s administrator			
Eduardo de Oliveira Rodrigues Filho	442.810.487-15	Service provision	
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26703816/0001-75		
Remark Mr. Eduardo de Oliveira Rodrigues Filho is a Managing Partner of CWH Consultoria em Gestão Empresarial, which has a contract to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and is considered a Shareholder with Relevant Interest.			

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			
Fiscal Year 12/31/2020			
Issuer´s administrator			
Ken Yasuhara	234,081,558-44	Subordination	
Board Member			
Related person			
Mitsui & Co. (Brasil) S.A.	61139697/0001-70		
Remark Mr. Ken Yasuhara is an employee of Mitsui & Co. (Brazil) S.A. which is a subsidiary of Mitsui & Co., Ltd., which is a shareholder of the Company and is considered a Shareholder with Relevant Interest.			

2019

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			
Fiscal Year 12/31/2019			
Issuer´s administrator			
Eduardo de Oliveira Rodrigues Filho	442,810,487-15	Service provision	
Board Member			
Related person			
CWH Consultoria em Gestão Empresarial	26703816/0001-75		
Remark Mr. Eduardo de Oliveira Rodrigues Filhois a Managing Partner of CWH Consultoria em Gestão Empresarial, which has a contract to provide consulting services to Mitsui & Co., Ltd., which, in turn, is a shareholder of the Company and is considered a Shareholder with Relevant Interest.			

Identification	CPF / CNPJ	Type of relationship between the Administrator and the related person	Type of related person
Job/Position			

Annex III - Information on the candidates nominated to be members of the Board of Directors and the Fiscal Council

Fiscal Year 12/31/2019			
Issuer´s administrator			
Ken Yasuhara	234,081,558-44	Subordination	
Board Member			
Related person			
Mitsui & Co. (Brasil) S.A.	61139697/0001-70		
Remark Mr. Ken Yasuhara is an employee of Mitsui & Co. (Brazil) S.A. which is a subsidiary of Mitsui & Co., Ltd., which is a shareholder of the Company and is considered a Shareholder with Relevant Interest.			

Annex IV. Management compensation

1.7 Management's proposal for setting the overall annual compensation of members of management and of the Fiscal Council for the year 2022

Preparation of the proposed overall annual compensation is based on market principles, from a global competitiveness perspective.

On March 11, 2022, the Company's Board of Directors resolved on the proposed overall compensation of management (directors and members of the Executive Board), members of the Committees and of the Fiscal Council for the year 2022, in the amount of up to two hundred sixty-one million, one hundred forty-four thousand, four hundred eleven *Reais* and one cent (**R$261,144,411.01**) to be individualized by Vale's Board of Directors.

It should be clarified that the monthly compensation of each permanent member of the Fiscal Council should correspond to ten percent (10%) of the average compensation that is monthly assigned to each Executive Officer, not including benefits, entertainment allowance and profit sharing.

In addition to the compensation established above, permanent members of the Fiscal are also entitled to reimbursement of travel and accommodation expenses required for the performance of their functions, it being certain that alternates will only be entitled to compensation when exercising a position due to vacancy, impediment or in the absence of the respective permanent member. It should be stressed that the amount proposed considers management's responsibilities, the time devoted to the functions, the competency, professional reputation and the value of their services on the market.

(a) period to which the proposed compensation refers:

Management's proposal refers to the period from January 1, 2022 to December 31, 2022, that is, the current fiscal year.

(b) Amounts approved in the previous proposal and amounts actually paid, clarifying the reasons for any differences:

See clarifications included in item 1.8 below.

(c) comments on any differences between the current proposal and previous proposal amounts and those included in item 13.2 hereof:

According to the Annul Circular Letter from CVM/SEP, the Company informs that the amounts proposed at the Annual Shareholders' Meeting held on April 30, 2021 were BRL 202,759,895.90 (cash basis) and the proposed for fiscal year 2022, to be voted by shareholders at the Annual General Meeting on April 29, 2022 is R$261,144,411.01 (accrual basis). The difference between the values is due to the change in the methodology to report the remuneration of executive officers, from the *cash basis regime* to the accrual basis regime, starting at 2022 fiscal year, to match the with the estimated values in the financial statements. For a proper understanding and comparison, the Company provides more information on a cash basis and on an accrual basis, in item 13.16 of this Proposal.

1.8 Ratification of the annual compensation paid to members of management and of the Fiscal Council in the year 2021

The Company presents below a summary table with the consolidated annual amount, broken down by body, showing (i) the amounts proposed at the Annual General Meeting held on April 30, 2021 and (ii) the amounts actually paid in the fiscal year 2021.

Management Compensation [1]			
in Reais (net of charges)	2021 Forecast [2] (cash basis)	Actual 2021[2] (cash basis)	*Var. %*
Board of Directors [3]	16,479,519.38	15,655,172.08	-5%
Committees [4] [5]	7,392,846.00	5,524,808.16	-25%
Fiscal Council	1,521,399.60	1,572,552.90	3%
Statutory Executive Officers	177,366,130.92	184,210,025.79	4%
Total	**202,759,895.90**	**206,962,558.93**	2%

(1) Amounts net of charges.
(2) Amounts reported on the cash basis.
(3) Includes compensation due to permanent members of the Board of Directors for participation in committees: (A) 2021 Forecast: R$3,658,666.36 and (B) 2021 Forecast: R$4,421,432.02.
(4) Includes compensation of external members and alternate members of the Board of Directors who participate in committees: (A) 2021 Forecast: R$5,280,000.00 and (B) 2021 Actual: R$3,380,064.52.
(5) Incudes compensation due to the members of the Independent Advisory Committees: (A) 2021 Forecast: R$2,112,846.00 and (B) 2021 Actual: R$2,144,743.64.

Compensation paid in 2021 exceeded by 2% the amount approved at the Annual General Meeting held in 2021, primarily because of the payment to the Statutory Officers of virtual dividends connected to the Matching Program (the Company's share-based compensation plan).

However, it should be clarified that the increase resulting from the payment of virtual dividends referred to above was partially offset by: (i) lower expenses for fees, bonuses and benefits, given the election of new Statutory Officers in months subsequent to the one originally considered for budget purposes; and (ii) lower compensation of the Board of Directors and Advisory Committees than originally foreseen, due to the difference between the composition (permanent, alternate and external members) originally foreseen for said bodies and the composition after the election.

13. Management compensation

13.1 - Describe the compensation policy or practice of the board of directors, statutory and non-Statutory Executive Officers, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects

a. **objectives of the compensation policy or practice**

Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 23 countries, with shareholders in all continents, and 72,266 own employees and 141,147 outsourced employees (of which 71,037 are permanent and 70,110 of projects) operating in their operations on December 31, 2021.

Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication.

As a global company, Vale knows that attracting the best professionals, retaining talent, motivating and involving leaders who occupy strategic positions, especially Statutory Officers (also addressed as Executive Officers, as provided for in Vale's Articles of Incorporation), Board of Directors, Fiscal Council and Advisory Committees, is a critical challenge for the Company's success at all times. Therefore, the market is always a benchmark within a global perspective, as well as the vision of aligning the Company's long-term success with its executives' compensation policies and practices. Vale considers, among other elements, such as its long-term strategy, the compensation policies and practices adopted by major mining companies and other large global companies in industries and similar sectors.

That said, the annual compensation proposal is prepared based on these market principles, also considering the responsibilities of each member, their competence and the value of their services. Additionally, it considers the market practices, its alignment with the short- and long-term strategies, its return to shareholders, and the sustainability of its business.

The compensation proposals and policies are prepared with the support of the Committee of People, Compensation and Governance ("CPRG"), composed by four members of the Board of Directors and one independent (external) member and specialized in corporate governance.

CPRG is the guardian of the governance of the Company's compensation programs and seeks to work for constant evolution of the programs, always valuing contribution of shareholders. It is the responsibility of the Board of Directors to forward the compensation proposal for evaluation and approval of shareholders at the Annual Shareholders' Meeting, in accordance with the provisions of article 10, Paragraph 4 of the Company's Articles of Incorporation, and, once approved, the Board of Directors shall distribute it, with the support

of the CPRG, among the Executive Officers and the members of the Advisory Committees to the Board.

The Executive Board's Compensation Policy was approved in 2019 by Vale's Board of Directors and made available in Portuguese and English versions on the Company's website for access by shareholders and investors.

In the last years, significant advances have been made in aligning executive compensation with the best governance practices and in generating future value. The Malus and Clawback rules were adopted for the Statutory Executive Officers, whereby, through facts or events of exceptional gravity, variable compensation may be eliminated, reduced or even returned by the Statutory Officer to the Company. The minimum shareholding position requirement for Statutory Officers was also implemented. ESG targets were included in the long-term share-based program for all officers participating in the program.

In addition, the total compensation package has been revisited in order to proportionally increase the weight of elements based on long-term value creation. On the other hand, the metrics related to variable compensation began to have a greater weight in the critical elements for the achievement of business strategies, namely: risk management, safety, fixed expenditure, operational discipline through the implementation of the Vale management model, sustainability and diversity and inclusion.

b. Composition of the compensation, indicating:

i. Description of the elements of compensation and the objectives of each one:

<u>Board of Directors</u>

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the purpose of remunerating the services of each member of the Board, within the scope of the responsibility assigned to the Company's Board of Directors. The Company has only the provision of a single alternate member of the Board of Directors (referring to the vacancy occupied by the member elected by Vale's employees) as provided for in its Articles of Incorporation. That alternate member shall be remunerated only for each meeting to which he/she attends in the seat of the full member, in the amount of 50% of the compensation awarded for that purpose to the full member, subject to the expectation that such compensation shall not exceed the compensation assigned to the full member.

Direct and Indirect Benefits: The directors are not entitled to direct and indirect benefits, except for the receipt of life insurance, and exclusively in the case of the Chairman of the Board of Directors, assistance for rent in 2022 of an apartment in the city where the Company's headquarters is located, to be used for their stay, as required, to fulfill its duties.

Participation in Committees: The full members of the Board of Directors who are also members of the Committee receive, in addition to compensation as members of the Board of Directors, the monthly compensation attributed to the members of the Committees.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Fiscal Council

Fixed Compensation

Base fee: The compensation consists exclusively of the payment of a fixed monthly amount (fees), with the objective of remunerating the services of each member of the The Fiscal Council's compensation corresponds to 10% of the average compensation assigned to the Company's Statutory Officers.

In the event of vacancy, the full member shall not be compensated, while the alternate member shall be compensated only in cases where he/she carries out his/her activities due to vacancy, impediment or absence of the respective full member.

Direct and Indirect Benefits: The members of the Fiscal Council are not entitled to direct and indirect benefits.

Participation in Committees: The members of the Fiscal Council are not entitled to representation funds or compensation for participation in Committees, except for reimbursement of travel and per diem expenses necessary for the performance of their duties, to which they are entitled.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation.

Advisory Committees

The compensation considers exclusively the payment of a monthly amount (fees), for the purpose of remunerating the services of each member, within the scope of responsibility assigned to each Advisory Committee.

The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: (a) People, Compensation and Governance Committee, (b) Operational Excellence and Risk Committee Committee, (c) Finance Committee, (d) Audit Committee, (e) Nomination Committee Committee, (f) Sustainability Committee, and (g) Innovation Committee (collectively, "Advisory Committees").

As a result of the rupture of the Dam I of the Córrego de Feijão Mine, which took place in the city of Brumadinho on January 25, 2019, the Board of Directors decided to create three (3) Independent Extraordinary Advisory Committees ("CIAEs"), which were non-statutory committees, namely:

- The Support and Reparation CIAE is dedicated to monitoring the measures aimed at assisting victims and recovering the affected area;
- The Investigation CIAE was focused on the investigation of the causes; and
- The Dam Safety CIAE was focused on recommending measures to be taken to reinforce the safety conditions thereof.

In February 2020, the Support and Repair CIAE and the Verification CIAE delivered their reports and were discontinued, while the Dam Safety CIAE was maintained for another year and issued its Final Report and was discontinued in May 2021.

Fixed Compensation

Base fee. The compensation of members of the Advisory Committees consists exclusively of payment of a monthly amount (fees) for purpose of remunerating the services provided, within the scope of responsibility attributed to each Advisory Committee. The compensation of the members of the Advisory Committees is defined by the Board of Directors.

Direct and indirect benefits. They are not entitled to direct and indirect benefits.

Variable Compensation, Benefits and Others

They are not entitled to other types of compensations or benefits, including bonuses, profit sharing, compensation for participation in meetings, commissions, post-employment benefits, benefits motivated by the termination of position, and share-based compensation. Members of the committees are entitled to life insurance.

Statutory Officers (Board of Executive Directors or Executive Board)

Fixed Compensation

Base fee. This is the monthly fixed fee, which aims to attract and retain executives with experience and capacity compatible with the scope and responsibility of the position assigned to them in the Company's management. These components are not associated with Vale's performance.

Direct and indirect benefits. Statutory Officers are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, supplementary private pension, life insurance and use of Vale-owned cars with driver service, among others.

For information about the Complementary Pension Plan (Valia), see item 13.10 of this document.

Participation in Committees. The Statutory Officers are not entitled to any compensation or benefits for participation in committees.

Variable compensation

Bonus. It is the variable short-term compensation, which remunerates the Statutory Officer according to the performance achieved in view of the challenges for the year, with goals and

weights defined and approved annually by the Board of Directors. The Bonus is calculated based on the results of the Company and the achievement of different collective and individual goals, derived from the strategic planning and the annual budget. Its main purposes are to: (a) foster the delivery of strategic priorities, (b) ensure the company's competitiveness, (c) focus on social and environmental issues, and (d) recognize the role of the Statutory Officer in Vale's performance. The annual, collective and specific goals are an important management tool and define the expectation of performance on finance, health and safety, risk, sustainability, VPS (Vale Process System), and strategic themes, in addition to the Company's overall result, measured by cash generation, individual performance of each Statutory Officer.

For the calculation of the payment of the Statutory Officers' Bonus, the following elements are considered:



Goal Panel result x Vale result must be equal or less than 2
Annual bonus
in multiple of fixed fees
Target
number of fixed fees
Goal Panel
0 to 1.5
Vale multiplier
Maximum of 1,3333
Performance Behavioral Factor (FCD)
0.3 to 1.2

Since 2020, short-term compensation has been aligned to Vale's ambition to be a leader in sustainable mining and includes the Risk Management element for all Company employees, giving greater relevance to Health, Safety and Sustainability goals.

In 2021, Vale included Productivity goals (weight 5%), VPS (weight 10%) and Cultural Transformation (weight 10%) for top management, with collective scope, reinforcing the integrated performance of the areas.

In 2022, the Company will continue to encourage mutual cooperation through collective goals, in line with the key behavior "Responsibility for the Whole". Vale also prioritizes critical objectives in Safety, Risk Management and Sustainability, to achieve the goal of becoming a benchmark in safety and sustainable mining.

- The economic and financial goal, in addition to EBITDA (adjusted), the commitment to reduce US$ 1 billion in expenses in the year was included, with the indicator "Fixed Expenditure".
- The Areas of Health and Safety, Geotechnics, Reparation, Risk and Compliance have goals entirely focused on Risk, Dam and Safety Management, in line with Vale's commitment to best practices in the topics. Thus, these areas do not have goals linked to financial and production results in their variable compensation.
- The goal "Vale Management Model - VPS" remains on the panel, for continuous advancement of the maturity of the model, aiming at greater security, stability and reliability of our operations and the desired cultural transformation.

- The People goal, which seeks to increase the total number of women and the number of black people in leadership positions is present in the panel, in line with Vale's Diversity, Equity and Inclusion strategy.

In this regard, it is noted that the Company remains engaged in the responsibility and commitment to act based on Environmental, Social and Governance ("ESG") goals (both general and specific), with direct impact on the short-term compensation of its Statutory Officers.

Other. They are not entitled to profit sharing, compensation for participation in meetings, and commissions, except for possible extraordinary mechanisms of attraction, retention and/or incentives for relevant deliveries and other initiatives that bring differentiated value to the company, which can generate extraordinary bonuses upon approval by the Board of Directors, on the recommendation of the People, Compensation and Governance Committee, observing the total amount approved at the General Meeting by the Company's shareholders.

Post-Employment Benefits

They may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 12 months after their termination, including dependents, so that they can seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position

They are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 hereof, for any indemnity arising from the termination or non-renewal of the employment contract of said Statutory Officers with the Company, provided that these events occur at the Company's initiative. For further information, see item 13.12 hereof.

Share-based Compensation

Vale Shares Plan (VSP)

It is one of the long-term variable compensation programs, in the Performance Shares modality, which directs the efforts and encourages management performance in the creation of Vale's sustainable and long-term value, aligning executives' focus to shareholders' vision and encouraging retention and performance.

In this program, the compensation is linked to the relative performance of the Company vis-à-vis other large mining companies and similar peers and absolute performance through ESG metrics related to the dimensions of health, safety and sustainability, including the action plan to eliminate the main ESG GAPs in relation to the best market practices, which considers issues related to dams, community development, human rights, ethics and corruption, among others.

Until the 2020 reward, the VSP was paid in cash at the end of the 3-year cycle. As approved at the 2021 Special and Annual Shareholders' Meeting, as of the 2021 concession, the VSP will be paid in shares issued by the Company ("Real Shares") (and not in cash anymore).

Additionally, also from the 2021 concession, the VSP will make payments equivalent to dividends or interest on equity that the Company will distribute to its shareholders during the three-year cycle period. These "virtual dividends", if any, will be paid at the end of each cycle.

For further information on VSP, see item 13.4 hereof.

Matching Program

It is one of the long-term variable compensation programs, in the Restricted Shares modality, and the participation therein by the Statutory Officers is mandatory throughout the duration of the cycle, while they continue active in the Company. The program functions as a deferral of the annual bonus, converting into shares part of the payment of the bonus paid in the year. To comply with the program, they must use their own resources to acquire common shares issued by the Company (through the purchase in the market or the use of shares that the participant already owns, detached from current cycles) and keep them in their possession for at least the three-year cycle, observing the Rule of Stock Ownership Guidelines ("SOG"), as described below in this item and in item 13.4 hereof. After the three years of the cycle, the participants who are still in the Company and own these shares receive the program award, corresponding to at least the same number of shares originally acquired.

For further information on Matching, see item 13.4 hereof.

<u>Other compensation practices applicable to the Statutory Executive Officers</u>

Malus and Clawback Clauses

In 2019, the Malus rule was implemented and in 2021 the Clawback rule was implemented, as a complement to Malus. The adoption of such rules allows, through facts or events of exceptional gravity, the Board of Directors to decide to eliminate, reduce or even obtain the return, in whole or in part, of the variable compensation provided for payment or installments already paid to the Statutory Officers.

Malus	Possibility of eliminating or reducing, in whole or in part, the variable compensation already provided for payment.
Clawback	Possibility to request the executive, in whole or in part, the return of the variable compensation already paid.

Through facts or events of exceptional gravity, with obvious adverse impacts on Vale's market value and/or reputation:

(i) fraud or unlawful conduct by the executive;

(ii) catastrophic environmental or health and safety events that affect Vale System's or Vale's reputation;

(iii) any extraordinary events arising from Vale's action and with an adverse impact on the stock market value by more than 15%;

(iv) non-approval or republication of financial statements due to the AGO resolutions.

The Malus and Clawback rules apply to the members of Vale's Statutory Executive Officers only.

Individual Performance Assessment

The Individual Performance Assessment process has assessments carried out 100% online and in an anonymous format, a broad concept (360º for Chief Executive Officer and 180º for other Statutory Officers) and includes the definition of the Behavioral Performance Factor (FCD) individually, with direct impact on the Annual Bonus, being able to leverage or reduce the amount to be paid, based on the performance presented in the year. As output of the process, possible individual actions with an impact on the compensation of the Statutory Officers are approved.

As a result of the appraisals, in addition to the reduction/leverage factor of the Annual Bonus, individual meritocracy actions and differentiation of the executives who present the best performance can be implemented, focusing on meritocracy and pay for performance, with a direct impact on their compensation, as well as feedback and development actions, if there are members with less than desired performance.

Mandatory Ownership of Shares

Statutory Officers shall comply with the Stock Ownership Guidelines (SOG) or Mandatory Ownership of Shares rule, which determines the maintenance of a minimum shareholding position: in the case of the Chief Executive Officer, at least 36 times the monthly base fee; in the case of the other Statutory Officers, at least 24 times the monthly base fee. Statutory Officers may reach these positions throughout their terms of office, through the programs, and cannot trade any shares that are in their possession before the minimum shareholding position is reached.

Distribution of compensation

The compensation mix for Statutory Officers is adjusted based on the interests of shareholders, the consequences of the annual executive performance appraisal process, through share-based compensation aligned with individual performance, and the profile of the international executive market, which has greater focus and relevance on the components of long-term variable compensation.

Based on the compensation elements applicable to the Company's Statutory Executive Officers, as presented in previous items (fixed fees, Bonuses, Matching and VSP), the following compensation distribution considers the achievement of the target performance for short-Deadlines and long-term variable compensation1:

Evolution of the compensation mix	CEO				Other Statutory Officers			
	2019	2020	2021	2022E	2019	2020	2021	2022E

1 This is the expected distribution according to the designed model (compensation policy) assuming the achievement of the target performance. Accordingly, the information above does not correspond to the information in the tables presented in items 13.1.b.ii and 13.2 that reflect the results of each fiscal year.

Fixed Compensation	27%	19%	11%	11%	33%	31%	29%	27%
Annual Bonus	33%	24%	19%	18%	33%	31%	29%	27%
Long-Term Incentives	40%	57%	70%	71%	34%	38%	42%	46%

CEO

Other Statutory Officers


CEO
2022 Forecast
11% 18% 71%
2021 11% 19% 70%
2020 19% 24% 57%
2019 27% 33% 40%
Fixed Bonus LTI


Executive Officers
2022 Forecast
27% 27% 46%
2021 29% 29% 42%
2020 31% 31% 38%
2019 33% 33% 34%
Fixed Bonus LTI

Non-Statutory Executive Officers

Executives are employees of the Company with employment and may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses.

Fixed Compensation

Base fee. Executives are entitled to receive a monthly fixed amount, defined based on the Company structure of positions, which is aligned to the market practices and the purpose of which, according to the employment agreement signed with each officer, is to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company.

Direct and indirect benefits. They are entitled to a benefits package compatible with local market practices, such as meal vouchers, medical and dental care, hospital care, supplementary private pension, and life insurance, among others.

For more information on the Complementary Pension Plan (Valia), see item 13.10 hereof.

Participation in Committees. Executives are not entitled to compensation for participation in committees.

Variable compensation

Annual Bonus (short term). Executives are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. This amount is distributed according to the performance measured

by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Executive Officers, as mentioned above, is described in detail in item 13.1 (d) below.

Other. They are not entitled to bonuses, compensation for participation in meetings and commissions.

Post-Employment Benefits

They may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, for a period of six months from projection of prior notice so that they may seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position

They may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale.

Share-based Compensation

Vale Shares Plan ("VSP")

The VSP rules and conditions offered to Non-Statutory Officers are the same as applicable to Statutory Officers, as described above in this same item.

For further information on VSP, see item 13.4 hereof.

Matching Program

The Matching rules and conditions offered to Non-Statutory Officers are the same applicable to Statutory Officers, as described above, in this same item, except with regard to: (i) the conditions of obligation of participation and permanence until the end of the cycle, as the program is voluntary for Non-Statutory Officers, and (ii) maintenance of ownership of share (SOG), which is not applicable to Non-Statutory Officers.

For further information on Matching, see item 13.4 hereof.

Additional information

It bears emphasizing that the information described in "Other compensation practices" above, which are applicable to the Statutory Executive Officers, does not apply to Non-Statutory Officers.

<u>Non-Statutory Committees</u>

The Company also has six non-statutory committees, namely: (a) Business Risk Executive - Operational, (b) Business Risk Executive Committee - Geotechnical; (c) Business Risk Executive Committee - Strategic, Financial and Cyber; (d) Executive Business Risk Committee - Compliance; (e) Executive Business Risk Committee - Sustainability and

Reputation Risks; and (f) the Conduct and Integrity Committee. Only external members of the Committees (i.e., who are not statutory, non-statutory officers and other Company leaders) are eligible to receive a monthly portion (fees) as compensation for participation in committees.

ii. In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

According to the tables below2, the proportions of each element in the total compensation for the fiscal years of 2019, 2020 and 2021 were approximately:

For information on the reporting methodology used by the Company, see item 13.16 of this document.

Fiscal Year 2019

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Executive Officers	Non-Statutory Executive Officers (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	72.18%	83.33%	29.17%	39.86%	86.26%
Direct or Indirect Benefits	-	-	9.52%	8.94%	-
Participation in committees	12.06%	-	-	-	-
Other (2)	15.76%	16.67%	5.74%	9.76%	13.74%
Variable compensation	-	-	-	-	-
Bonus	-	-	0.00%	-	-
Profit sharing	-	-	-	0.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	4.55%	0.00%	-
Post-Employment Benefits	-	-	-	-	-
Termination of performance of the position	-	-	20.96%	-	-
Share-based Compensation	-	-	30.06%	41.44%	-
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Executive Officers.
(2) Payments related to payroll charges under responsibility of VALE - INSS and bonus referring to hiring of new executives.

Fiscal Year 2020

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Executive Officers	Non-Statutory Executive Officers (1)	Committees
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	65.53%	83.33%	13.54%	26.01%	86.61%
Direct or Indirect Benefits	-	-	4.07%	8.77%	-
Participation in committees	18.60%	-	-	-	-
Other (2)	15.87%	16.67%	2.71%	6.96%	13.39%
Variable compensation	-	-	-	-	-
Bonus	-	-	22.14%	-	-
Profit sharing	-	-	-	21.47%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (2)	-	-	5.87%	4.29%	-
Post-Employment Benefits	-	-	-	-	-
Termination of performance of the position	-	-	23.86%	-	-
Share-based Compensation	-	-	27.80%	32.50%	-
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(3) Amounts related to the termination of office have not been considered in the Non-Statutory Executive Officers.
(4) Payments related to payroll charges under responsibility of VALE - INSS and other types of bonuses paid.

Fiscal Year 2021

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Executive Officers	Non-Statutory Executive Officers (1)	Committees
Monthly Fixed Compensation					
Salary or pro-labore	71.76%	100.00%	14.51%	31.21%	100.00%
Direct or Indirect Benefits			3.60%	6.11%	
Participation in committees	28.24%				
Other (2)					
Variable compensation					
Bonus			19.19%		
Profit sharing				38.34%	
Participation in Meetings					
Commissions					
Other (2)			6.89%		
Post-Employment Benefits					
Termination of performance of the position			9.64%		
Share-based Compensation			46.17%	24.34%	
TOTAL	100.00%	100.00%	100.00%	100.00%	100.00%

(5) Amounts related to the termination of office have not been considered in the Non-Statutory Executive Officers.

(6) Considers the additional payments made in 2021, such as contractual renewal bonuses, recognition payment and hiring bonuses, as a form of attraction, retention, merit and compensation of losses. It does not include charges for 2021.

iii. Methodology for calculation and adjustment of each element of compensation

The annual global amount of the compensation of the members of the Board of Directors, the Statutory Executive Officers, the Fiscal Council and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors, with the recommendation of the People, Compensation and Governance Committee.

Board of Directors

The definition of values that make up the fees for full members and alternates occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. Full members receive every month the fixed portion of the compensation, while alternates receive the fixed portion of the compensation when there is participation in a meeting of the Board of Directors, replacing the full member.

Fiscal Council

The amounts that make up the fees for full members have as reference the value of 10% (ten percent) of the fixed compensation that, on average, is attributed to Statutory Officers for their compensation (not counting the benefits, representation budgets, profit sharing or any other payment or award that may be part of the compensation package of those stakeholders). The members of the Fiscal Council are also entitled to reimbursement of

travel and per diem expenses necessary for the performance of their duties. Alternate members shall only be remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member.

Advisory Committees

The fixed monthly compensation (fees) is defined based on market practice, verified through benchmark research performed by specialized companies, in which the behavior of compensation for companies of similar size is observed and evaluated, together with the other elements of executive compensation, by the People, Compensation and Governance Committee (with subsequent evaluation by the Board of Directors), and readjusted as necessary, based on the references of the international executive market.

Statutory Executive Officers (Executive Officers)

The fixed fees are determined from market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. The fees are assessed, along with the other elements of executive compensation, by the People, Compensation and Governance Committee (with subsequent assessment by the Board of Directors), and adjusted as necessary, having as based on the references of the international executive market.

The direct and indirect benefits to which they are entitled are calculated according to local market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors.

The bonus component is calculated based on the Company's results and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established (collective and/or specific), the individual performance (FCD) and cash generation of the Company for each fiscal year, as described in item 13.1 (d) below.

The components of share-based compensation (VSP and Matching) are defined based on a multiple of the monthly fixed portion specific to the level that the participant occupies and the location in which he/she operates in the Company:

(i) The VSP uses the average price of the common shares issued by the Company in the last 60 trading sessions of the previous reporting period for the calculation of the shares granted and makes payments conditional on Vale's performance in the ranking of peer companies, as measured by Vale's cumulative TSRs and of companies in the period, however, for cycles starting from 2020, such payments still have the impact of ESG metrics.

(ii) Matching uses the average purchase price of the common shares issued by the Company, at the time the cycle is granted, using the own funds of the participants who choose to purchase the shares.

For more information regarding the method of calculating share-based compensation, see item 13.4 hereof.

All components of the compensation package of the Statutory Executive Officers, as well as the methodologies for adjustment of amounts are evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors.

Non-Statutory Executive Officers

The fixed compensation of Officers, with employment relationship, is represented by the payment of monthly fixed amounts. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company's compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system is based on points assessment system, which is used by world-class companies and assesses the weight of positions based on their complexity, allowing the global ranking of positions.

There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy).

The direct and indirect benefits to which they are entitled are defined in accordance with local market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size.

The profit-sharing (PLR) component is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash generation for each year. The readjustment of the fixed compensation resulting from inflation or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation.

Share-based compensation (VSP and Matching) has the same methodology of calculations as previously described in the item above regarding the Statutory Officers and item 13.4 hereof.

iv. Reasons justifying the composition of the compensation

The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's short-term performance and long-term results, in particular the appreciation of common shares, the performance of the relative TSR (which measures Vale's position in relation to peer companies) and the achievement of ESG commitments. In relation to the executive officers (statutory and non-statutory), Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the components of long-term variable compensation (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company.

v. **Existence of members not remunerated by the issuer and the reason therefor**

As of the date of this Proposal, the Company does not have unpaid members, except for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company.

For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation.

c. Main performance indicators that are taken into account in determining each element of compensation:

All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the People, Compensation and Governance Committee and approved by the Board of Directors.

The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and relative TSR (that measures Vale positioning as compared to peer companies), and general goals of productivity, sustainability, risk management, in addition to the individual performance evaluated annually, based on key behaviors for leadership, among others.
It is worth highlighting that in 2020 the indicators related to the ESG theme were implemented as parameters for the definition of compensation within the short and long term variable compensation programs, focusing on health & safety and sustainability aspects.
For more information, see items 13.1 (b) and 13.4 hereof.

d. How compensation is structured to reflect the evolution of performance indicators

The definition of targets of executives' performance and commitment to safety and sustainability and those related to ESG themes for structuring the payment of short-term variable compensation is derived from the strategic planning and budget approved by the Board of Directors and reviewed each year to support the goals and expected results for the Company.

The performance indicators considered in determining the compensation derived since the share-based compensation plan are the quotation of the Company's shares in the market and, specifically for the VSP, the Company's ranking among a group of other companies with characteristics similar to those of Vale (peer group) and ESG metrics (these since 2020).

e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term

The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established for the medium and long term, and in line with the return to shareholders.

To that end, the VSP and Matching were defined with grace periods for payment of the compensation, which deadlines are described in item 13.4 and established so that such programs are in line with the evolution of the Company's own performance indicators.

f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers

At the date of this Reference Form, there is no estimated compensation of the Company Management for fiscal year 2022 that may be supported by subsidiaries, direct or indirect parent companies, by virtue of the positions held by them in the Company.

g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling interest of the issuer

At the date hereof, there is no provision for compensation or benefit in the Company linked to the occurrence of a certain corporate event.

However, it should be noted that there may occur any awards, bonuses or other payments or compensation increments approved by the Company's Board of Directors, in line with the performance presented by the executives, and future challenges, and with the Compensation Policy of the Executive Board, may be paid to the members of the Executive Board.

h. Practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and board of executive officers, indicating:

i. The issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The People, Compensation and Governance Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the compensation of the Statutory Officers. After a technical evaluation of the market surveys received, the committee prepares a compensation proposal that is sent for resolution by the Board of Directors and, next, to the Meeting, as established in the Company's Bylaws.

In addition, as explained above, we clarify that the Company's Executive Officers is not responsible for approving its compensation, nor is it responsible for determining targets and parameters for purposes of determining its variable compensation.

ii. Criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies

In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices, with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size.

It should be noted that the market is always the benchmark, within a global competition perspective, and Vale considers, for purposes of determining the compensation of its management, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries.

iii. How often and in which way the board of directors assesses the adequacy of the issuer's compensation policy

The Board of Directors evaluates on an annual basis, with the support of the People, Compensation and Governance Committee, the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 – Total compensation per body recognized in the result of the last 3 fiscal years and the one foreseen for the current fiscal year of the board of directors, Statutory Executive Officersand fiscal council

Total compensation forecast for the current year Dec 31, 2022 - Annual Amounts (cash regime, without charges)				
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	13.50	10.00	5.00	**28.50**
No. of members receiving compensation	13.50	10.00	5.00	**28.50**
Annual fixed compensation				
Salary or pro-labore	12,032,600.50	32,078,723.44	1,603,936.15	**45,715,260.09**
Direct and indirect benefits	120,000.00	7,862,528.12	0.00	**7,982,528.12**
Participation in committees	7,311,332.80	0.00	0.00	**7,311,332.80**
Others	0.00	0.00	0.00	**0.00**
Description of other fixed compensations	-	-	-	-
Variable compensation				
Bonus	0.00	35,955,926.14	0.00	**35,955,926.14**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in Meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	14,652,113.10	0.00	**14,652,113.10**
Description of other variable compensations	-	Additional retention payment and executive hiring bonuses	-	
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	8,885,187.47	0.00	**8,885,187.47**
Share-based, including options	0.00	137,942,063.29	0.00	**137,942,063.29**
Notes	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. It considers the full members and the alternate member of the effective member by the employees compensated for the participation in the meetings of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The figures presented are estimated considering the accrual basis and do not include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. Amount reported for "Termination of Position" includes the provision for additional contractual termination in 2022. 3. The figures presented are estimated considering the accrual basis and do not include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. The full members (5 members) of the Fiscal Council are considered. 3. The figures presented are estimated considering the accrual basis and do not include charges. See item 13.16.	
Total compensation	**19,463,933.30**	**237,376,541.56**	**1,603,936.15**	**258,444,411.01**

Compensation in the Fiscal year ending Dec 31, 2021 – Annual Amounts (cash regime without charges)				
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	13.25	8.61	5.00	26.86
No. of members receiving compensation	13.25	8.61	5.00	26.86
Annual fixed compensation				
Salary or pro-labore	11,233,740.06	26,723,539.06	1,572,552.90	39,529,832.02
Direct and indirect benefits	0.00	6,638,797.07	0.00	6,638,797.07
Participation in committees	4,421,432.02	0.00	0.00	4,421,432.02
Others	0.00	0.00	0.00	0.00
Description of other fixed compensations	-	-	-	
Variable compensation				
Bonus	0.00	35,350,518.41	0.00	35,350,518.41
Profit sharing	0.00	0.00	0.00	
Participation in Meetings	0.00	0.00	0.00	
Commissions	0.00	0.00	0.00	
Others	0.00	12,686,182.44	0.00	12,686,182.44
Description of other variable compensations	-	contractual renewal bonus, recognition payment and hiring bonuses	-	
Post-employment	0,00	0,00	0,00	0,00
Termination of position	0,00	17.759.883,29	0,00	17.759.883,29
Share-based, including options	0,00	85.051.105,52	0,00	85.051.105,52
Notes	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The amounts presented consider the cash basis and do not include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. The "Termination of position" field covers severance payments made to Executive Officers who have left the company in 2019 and 2020. 3. The amounts presented consider the cash basis and do not include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. The full members (5 members) of the Fiscal Council are considered. 3. The amounts presented consider the cash basis and do not include charges. See item 13.16.	
Total compensation	15,655,172.08	184,210,025.79	1,572,552.90	201,437,750.77

Compensation in the Fiscal year ending Dec 31, 2020 – Annual Amounts (cash regime <u>with</u> charges)

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	13.25	6.35	4.75	**24.35**
No. of members receiving compensation	13.25	6.35	4.75	**24.35**
Annual fixed compensation				
Salary or pro-labore	9,541,887.60	22,404,890.44	1,680,907.88	**33,627,685.92**
Direct and indirect benefits	0.00	6,730,673.70	0.00	**6,730,673.70**
Participation in committees	2,707,977.62	0.00	0.00	**2,707,977.62**
Others	2,310,506.52	4,480,978.09	336,181.58	**7,127,666.19**
Description of other fixed compensations	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees	
Variable compensation				
Bonus	0.00	36,629,008.34	0.00	**36,629,008.34**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in Meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	9,709,809.10	0.00	**9,709,809.10**
Description of other variable compensations		Other charges paid on compensation		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	39,473,868.92	0.00	**39,473,868.92**
Share-based, including options	0.00	45,992,204.06	0.00	**45,992,204.06**
Notes	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The amounts presented consider the cash basis and include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. It includes the Bonus that was due for payment in 2019 (which was suspended due to the accident), in addition to the Bonus due for payment in 2020. 3. Severance payments made to Executive Officers who have left the company in 2018, 2019 and 2020. 4. It includes the Matching that was due for payment in 2019 (which was suspended due to the accident), in addition to the Matching and VSP due for payment in 2020. 5. The amounts presented consider the cash basis and include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. The full members (5 members) of the Fiscal Council are considered. 3. The amounts presented consider the cash basis and include charges. See item 13.16.	
Total compensation	**14,560,371.74**	**165,421,432.65**	**2,017,089.46**	**181,998,893.85**

Compensation in the Fiscal year ending Dec 31, 2019 – Annual Amounts (cash regime with charges)				
	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	12.92	6.91	5.00	**24.83**
No. of members receiving compensation	12.92	6.91	5.00	**24.83**
Annual fixed compensation				
Salary or pro-labore	7,142,459.33	24,913,435.61	1,833,960.00	**33,889,854.94**
Direct and indirect benefits	0.00	8,130,545.72	0.00	**8,130,545.72**
Participation in committees	1,194,000.00	0.00	0.00	**1,194,000.00**
Others	1,559,291.87	4,898,186.06	366,792.00	**6,824,269.93**
Description of other fixed compensations	INSS on fixed fees	INSS on fixed fees	INSS on fixed fees	
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	0.00	0.00	**0.00**
Participation in Meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	3,885,703.39	0.00	**3,885,703.39**
Description of other variable compensations		Hiring bonus and INSS on variable compensation and termination of position		
Post-employment	0.00	0.00	0.00	**0.00**
Termination of position	0.00	17,899,948.43	0.00	**17,899,948.43**
Share-based, including options	0.00	25,676,497.21	0.00	**25,676,497.21**
Notes	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. It considers the full members (12 members between January and April, 13 members between May and November and 11 members in December) and the alternate members (5 months with alternate member participation in the year) remunerated for participating in the Board of Directors' meetings. 2. The compensation for participation in Committees includes the participation of sitting members only. 3. The amounts presented consider the cash basis and include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. Share-based Compensation: values referring to VSP due for payment in 2019(1). There was no payment for the Matching (suspended). 3. Bonus: There was no payment for the Bonus (suspended). 4. Termination of position: severance payments made to executive officers who left the company in 2017, 2018 and 2019. 5. Payment referring to VSP was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse. 6. The amounts presented consider the cash basis and include charges. See item 13.16.	1. The total number of members was established according to 2022 Annual Circular Letter CVM/SEP. 2. The full members (5 members) of the Fiscal Council are considered. 3. Payment referring to VSP was made in January, 2019 before the Brumadinho dam collapse. The other variable compensations that should have been paid this year were suspended due to the dam collapse. 4. The amounts presented consider the cash basis and include charges. See item 13.16.	
Total compensation	**9,895,751.20**	**85,404,316.42**	**2,200,752.00**	**97,500,819.62**

13.3 - Variable compensation related to the past three fiscal years and expected compensation forecast for the current fiscal year of the board of directors, Statutory Executive Officersand fiscal council:

Variable compensation forecast for the current fiscal year (2022)

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.50	10.00	5.00	**28.50**
No. of members receiving compensation (2)	0.00	10.00	0.00	**10.00**
Bonus (3)				
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	**0.00**
Maximum Amount Forecast in the compensation plan (4)	-	71,911,852.30	-	**71,911,852.30**
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	35,955,926.1	-	**35,955,926.14**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-

(1) Estimate of the annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Estimated number of members, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2023, according to the panel of targets and other 2022 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2023, according to the panel of target and other 2022 results.

Variable compensation - Fiscal Year ended on Dec 31, 2021

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.25	8.61	5.00	**26.86**
No. of members receiving compensation (2)	0.00	8.61	0.00	**8.61**
Bonus (3)				
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	**0.00**
Maximum Amount Forecast in the compensation plan (4)	-	43,921,935.48	-	**43,921,935.48**
Amount Estimated in the compensation plan, if the targets are met ("Target") (5)	-	21,960,967.74	-	**21,960,967.74**
Value effectively recognized in the income for the fiscal year (6)	-	35,350,518.41	-	**35,350,518.41**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are met	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.
(2) Number of members, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.
(3) It only considers installments referring to short-term variable compensation plan (annual bonus).
(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of targets and other 2020 results.
(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2021, according to the panel of target and other 2020 results.
(6) Value referring to the result calculated in the fiscal year, regarding the annual bonus program, linked to the results and targets for the 2020 fiscal year, for payment in 2021.

Variable compensation - Fiscal Year ended on Dec 31, 2020

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	13.25	6.35	4.75	**24.35**
No. of members receiving compensation (2)	0.00	6.35	0.00	**6.35**
Bonus (3)				
Minimum Amount Forecast in the Compensation Plan	0.00	0.00	0.00	**0.00**
Maximum Amount Forecast in the compensation plan (4)	0.00	42,667,926.48	0.00	**42,667,926.48**
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	0.00	21,333,963.24	0.00	**21,333,963.24**
Value effectively recognized in the income for the fiscal year (6)	0.00	19,048,646.32	0.00	**19,048,646.32**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

(3) Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the fiscal year.

(4) Value corresponding to 200% of the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of targets and other 2019 results.

(5) Value corresponding to the target established with reference to the market, considering the statutory members eligible to the bonus in 2020, according to the panel of target and other 2019 results.

(6) Refers to the annual bonus program, linked to the results and targets of the 2019 fiscal year, paid in 2020. This amount does not consider the bonus paid in 2020 linked to the 2018 fiscal year, whose payment was suspended in 2019 due to the accident (the amount was R$ 17.580.362,02).

Variable compensation - Fiscal Year ended on Dec 31, 2019

Item / Year	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members (1)	12.92	6.91	5.00	**24.83**
No. of members receiving compensation (2)	0.00	6.91	0.00	**6.91**
Bonus (3)				
Minimum Amount Forecast in the Compensation Plan	-	0.00	-	**0.00**
Maximum Amount Forecast in the compensation plan (4)	-	35,760,234.48	-	**35,760,234.48**
Amount Forecast in the compensation plan if the targets are reached ("Target") (5)	-	17,880,117.24	-	**17,880,117.24**
Value effectively recognized in the income for the fiscal year (6)	-	0.00	-	**0.00**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) Annual average of the number of members of said body verified monthly pursuant to item 13.2.

(2) Number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

(3) Considers only the portions of the short-term variable compensation plan. It does not consider other bonuses that have been recognized in the fiscal year.

(4) Value corresponding to 200% of the target established with reference to the market, considering the members who occupied the Board of Executive Officers in 2018.

(5) Value corresponding to the target established with reference to the market, considering the members who occupied the Board of Executive Officers in 2018.

(6) Value effectively recognized in the fiscal year, regarding the annual bonus program, linked to the results and targets for the 2018 fiscal year. This amount was suspended due to the Brumadinho dam breach, and, accordingly, there was no payment in 2019.

13.4 - Regarding the share-based compensation of the Board of Directors and Statutory Executive Officers, in force in the last fiscal year and anticipated for the current fiscal year, report:

The Company has two share-based compensation plans for the Statutory Executive Officers and the Non-Statutory Executive Officers, which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company.

General Terms and Conditions

Vale Shares Plan ("VSP")

About VSP:

It is a long-term incentive of compensation, in the mode of Performance Shares, which is tied to the Company's performance and that directs management efforts in creating sustainable and long-term value, aligning the focus of executives with the shareholders' vision and encouraging retention and performance of participants. This program applies to Statutory Officers (Executive Board) and Non-Statutory Officers.

Examples of how to calculate the amonut of shares to be granted to each participant:

For purposes of calculating the number of shares to be granted to each program participant at the beginning of the cycle, as shown below are considered (a) the fee at the end of the year prior to the beginning of the cycle, (b) the reference value for the program, according to the participant's level and location and (c) the historical price of shares issued by Vale in the last 60 trading sessions of the year prior to the beginning of the cycle, weighted by the volume of shares traded.



Start of the VSP cycle
(i)
R$ 100,000.00
Fee on Dec-31, previous year (hypothetical)
(ii)
9.00
Reference value for VP in Brazil
(iii)
R$ 75.00
VALE3 weighted price for 60 trading days, previous year
N. of shares
12,000.00
Number of shares (gross)

(*) The above chart introduces the calculation of the number of gross shares. It is important to highlight that the concession to the participant is made in terms of the number of net shares (considering the income tax rate of the participant's location in the concession). At the time of awarding, by the end of the cycle, a gross-up is made based on the location where the participant is located.

Historical summary:

Cycle started in 2018: gradual payment over a four-year cycle (0%/ 20%/ 30%/ 50%); in cash, linked to the value of the shares; conditioned to the performance factor, composed of 100% TSR.

Cycle started in 2019: full payment after three years of cycle; in cash, linked to the value of the shares; conditioned to the performance factor, composed of 100% TSR.

Cycle started in 2020: full payment after three years of cycle; in cash, linked to the value of the shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG.

Cycle started in 2021: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 80% TSR and 20% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

Cycle started in 2022: full payment after three years of cycle; in shares; conditioned to the performance factor, composed of 75% TSR and 25% ESG; provides for additional payment (virtual dividends) at the end of the cycle.

The evolutions are intended to strengthen the feeling of ownership and the engagement of executives, in addition to aligning their actions with the interests of shareholders..

		2018	2019	2020	2021	2022
Cycle length		4 years	3 years	3 years	3 years	3 years
Awarding	how	cash	cash	dinheiro	shares	shares
	when	gradual (0/20/30/50%)	full (100%)	full (100%)	full (100%)	full (100%)
Virtual dividends		no	no	no	yes	yes
Performance metric		Relative TSR	Relative TSR	Relative TSR 80% ESG 20%	Relative TSR 80% ESG 20%	Relative TSR 75% ESG 25%

Cycle started in 2022: even more focus on the ESG metrics (from 20% to 25%), reinforcing Vale's commitment with the best environmental, social and governance practices.

Bellow, the historical results of the last VSP payment:

Historical Results: Awards results history:			Award year (January) Year of the award (month of January)			
			2019	2020	2021	2022
Price VALE3 - Average of the last 60 trading sessions of the year prior to payment			54.28	49.73	71.72	73.27
TSR Metric	*Ranking position*	*2019 Cycle*	n/a	n/a	n/a	8th place
		2018 Cycle	n/a	7th place	5th place	8th place
		2017 Cycle	2nd place	3rd place	3rd place	n/a
		2016 Cycle	4th place	4th place	n/a	n/a
		2015 Cycle	1st place	n/a	n/a	n/a
	Performance Factor	*2019 Cycle*	n/a	n/a	n/a	0%
		2018 Cycle	n/a	40%	70%	25%
		2017 Cycle	125%	100%	100%	n/a
		2016 Cycle	85%	85%	n/a	n/a
		2015 Cycle	150%	n/a	n/a	n/a

Cycles ended in 2021:

The cycles that started in 2018 and 2019 ended in December 2021, with payments scheduled to take place in 2022. More information about the 2019 cycle is below:

- Performance Metric - Total Shareholder Return (TSR): relative: to the metric of total shareholder return, in measures the return that an investment provides to the investor/shareholder, and considers the share price fluctuation and the distribution of dividends, based on a period.
-

$$\text{TSR} = \frac{\text{Final Price} - \text{Initial Price} + \text{Dividends}}{\text{Initial Price}}$$

Final Price: price on the last day of the period

Initial Price: price on the first day of the period

Dividends: dividends or IOC distributed in the period

A relative TSR is used, by comparing the TSR of Vale to the TSRs of large mining peers and similar companies. TSRs are calculated on an accumulated basis, considering the period of the cycle, and arranged in order of value, thus forming a ranking of companies. If Vale is in first place in the ranking (P100 percentile), the amount of compensation increases by 50% (performance factor of 150%);%; if Vale is in the P25 (first quartile (P25) or below, there is no payment (zero performance factor); if Vale is in the awards; and for the intermediate positions (between P25 and P100), it is paid according to the , the premium is fixed according to performance and varies between 10% and 150% of the value, as shown below.


Ranking
1º Lugar
2º Lugar
3º Lugar
4º Lugar
5º Lugar
6º Lugar
7º Lugar
Fator de desempenho
150%
100%
70%
40%
10%
0%
0%

- **Award in the end of the cycle -** After the three-year cycle, the program is awarded conditioned to the achievement of the performance factor and considering, at least, the same number of shares originally granted. On the gross amount paid, the Withholding Income Tax discount applies.

Current cycles:

In addition to the TSR metric, the Company included, in 2020, the performance metric related to ESG - Environmental, Social and Governance it includes:

(i) Health & Safety, with the Indicator of Recordable Injuries with High Potential (N2), that is, incidents that can generate fatalities and/or high potential injuries, with the purpose of zeroing N2 incidents by 2025, according to the curve presented to the market in 2020; and

(ii) Sustainability, with metrics based on Vale's 2030 commitments, (reducing greenhouse gas emissions, in line with the Paris Agreement; 100% global consumption of renewable energy; 10% reduction in the catchment of new water; recovery and protection of an additional 500,000 hectares of degraded land beyond Vale's boundaries; and elimination of key ESG GAPs in relation to best practices), apply to the whole Company in a global level.

As approved at the 2021 Annual Meeting of Shareholders, the award at the end of the cycle, conditioned to the achievement of the performance factor, from the 2021 cycle onwards will be made through the delivery of Common Shares issued by the Company, after the end of the cycle. In addition to the regular award, in 2021 the additional payment related to virtual dividends was also included, conditioned to the distribution of dividends or interest on capital by the Company, to be paid at the end of the cycle and which is based on the following calculation:

(i) the amount to be paid per share in the dividend or interest on capital distribution by Vale to its shareholders during the cycle length; and

(ii) the number of shares to which the executive will be entitled in the award of the program, after the application of the performance factor (TSR / ESG).

Upcoming cycles:

Improvements are being studied, so that the program continues to evolve and fulfill its purpose in the Company.

Next cycles:

The Company is evaluating changes to the VSP, so that the program continues to evolve and fulfil its purpose in the Company.

Matching

About Matching

This is a long-term compensation incentive, in the form of Restricted Shares, based on the expected performance of the Company reflected in its market value and share price, and which works as a deferral of the annual bonus, converting part of the of the payment of the bonus paid in the year. This program applies to Statutory Officers (Executive Board) and Non-Statutory Officers, volunteering for this second group.

In this program, the participation of the Statutory Officers is mandatory during the full duration of the cycle while they remain active in the Company. To comply with it, they must use their own resources to acquire common shares issued by the Company (through purchases in the market or the use of shares already owned by the participant, detached from current cycles) and keep them in their possession for at least the three-year cycle.

Example of calculation of the number of shares to be acquired by each participant:

- The executive's fee at the end of the year prior to the beginning of the cycle;
- The Matching Program reference value, according to the executive's level and location; and
- The average purchase price of the shares on the market, on the effective date of the purchase.



Start of the Matching cycle
(i)
R$ 100,000.00
Fee on Dec-31, previous year (hypothetical)
(ii)
6.00
Reference value for VP in Brazil
(iii)
R$ 75.00
VALE3 average price
N. of shares
R$ 8,000.00
Number of shares (net)

(*) The grant to the participant is made in the number of net shares and, at the time of the award, at the end of the cycle, the gross-up is carried out based on the participant's location.

Program cycle awards:

After the three-year cycle, if the executives are in the Company and in possession of these shares, the program is awarded, considering, at least, the same number of shares originally acquired, plus the amount of the Withholding Income Tax, which is borne by the Company for the executive.

Participants must observe the Stock Ownership Guidelines or "SOG". The executive who has not reached the minimum shareholding position is prohibited from trading with the

shares in his/her possession, even after the end of the Matching cycles of which he/she is a party.

In addition to the award at the end of each cycle, the Matching program makes additional payments during the cycles (virtual dividends) since 2019, based on (a) the amount to be paid per share in the distribution of dividends or interest on equity by Vale to its shareholders during the duration of the cycle and (b) in the number of shares to which the participant will be entitled to in the program award.

It is important to mention, in 2019, the rule of Stock Ownership Guidelines (SOG), or Mandate of Stock Ownership, was implemented, as explained in item 13.1.b.i "Other compensation practices" hereof, which determines the maintenance of a minimum shareholding position: in the case of the Chief Executive Officer, at least 36 times the monthly base fee; in the case of the other Executive Directors, at least 24 times the monthly base fee. This level of participation can be achieved throughout the mandates, and no shares that are in their possession may be traded before the minimum shareholding position is reached. This obligation does not apply to Non-Statutory Officers.

b. Main Objectives of the Plan

The main objectives of share-based compensation plans are: to focus management efforts on creating value and wealth for Vale, to align officers and shareholders interests, to strengthen a sustainable performance culture, to serve as a lever for retaining executives and to encourage the "feeling of ownership".

c. How the plan contributes to these objectives

The share-based compensation plans align the interests of the shareholders and the Statutory and Non-Statutory Officers insofar as they ensure that there are only gains for the officers when there are gains for the Company.

d. How the plan fits into the issuer's compensation policy

The share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and consider the movements of the national and international market.

e. How the plan aligns the interests of managers and issuer in the short, medium and long term

The design of the share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year year period and, still, in the case of the VSP, the Company's relative performance compared to a group of companies with characteristics similar to Vale, and, since 2020, alignment with the Company's main strategic deliveries (via ESG metrics). Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term.

f. Maximum number of shares covered

Not applicable. There is no granting of stock options under the share-based compensation plans.

In the VSP, the number of common shares granted as a reference under the plan varies according to the base compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant.

In the Matching Plan, the calculation basis is the fixed compensation received, with the parameters of this calculation being pre-established for each hierarchical level and each country where the Company operates.

g. Maximum number of options to be granted

Not applicable. There is no granting of stock options under the share-based compensation plans.

h. Conditions for acquisition of shares

Not applicable. Share-based compensation plans do not grant officers with options to acquire Company shares.

i. Criteria for setting the acquisition price or fiscal year

Not applicable. As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise.

Considering the Company's current plans:

(i) in the VSP, for the definition of the reference price to be considered at the beginning of cycle (for the purposes of calculating the number of shares granted), it is considered the history of prices of the shares issued by Vale of the last 60 trading sessions of the year before the beginning of the respective cycle, weighted by the volume of shares traded in each of these trading sessions. To define the reference price to be considered at the end of the cycle (for award purposes), it is considered, for cycles started by 2020 (including) (with awards in Virtual Shares), the price history of the shares issued by Vale of the last 60 trading sessions of the year of end of the cycle, weighted by the volume of shares traded in each of these trading sessions; and, for cycles beginning from 2021 onwards (which will be awards in shares), the average purchase price of Vale's shares issued in the market, at the end of the cycle;

(ii) (ii) in Matching, in order to define the reference price to be considered at the beginning of the cycle (for the purpose of calculating the quantity of shares acquired), the average purchase price of Vale's shares is held on the market, at the beginning of the cycle. To set out the reference price to be considered at the end of the cycle (for award purposes), the average purchase price of Vale's shares is issued in the market, at the end of the cycle, is considered.

j. Criteria for setting the fiscal year

Not applicable. The share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for the exercise.

Considering the current programs: in the VSP, since 2019, the cycles have a duration of three years and with full awards (100% at the end of the cycle, without gradual payments).

In the Matching Program, the reward occurs at the end of the 3-year cycle, and as of 2019 there may also be gradual payments, whenever there is distribution of dividends or interest on equity by Vale to its shareholders.

k. Settlement Form

Matching is awarded in at least the same number of shares initially acquired by the executive, according to the executive's performance, at the end of the three-year cycle.

In addition to the final award, the Matching program provides for partial payments related to virtual dividends, which will be made whenever there is a distribution of dividends or interest on equity to its shareholders, throughout the duration of the cycle.

The VSP, until the 2020 reward, was paid in cash at the end of the 3-year cycle. After approval by the 2021 Annual Meeting of Shareholders and Special Meeting of Shareholders, as of the 2021 granting, the VSP will be awarded in the form of shares issued by the Company, in at least the same number of shares initially granted to the participant, multiplied by the performances at the end of the program.

In addition to the final award, the VSP provides for payment related to virtual dividends, which will be due whenever there is a distribution of dividends or interest on equity to its shareholders, throughout the duration of the cycle, and will be paid on an accrued basis at the end of the cycle.

Both plans include the withholding tax, which is borne by the Company for the benefit of the participants.

Restrictions on the transfer of shares

In the Matching Plan, if the participant trades, transfers or sells any of the Company's shares linked to the Plan within the period of three years, he loses the right to the reward at the end of the cycle.

Also, within the scope of the Plan, operations involving derivatives, which may show to be positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties, are prohibited, considering that the Matching program has as one of its purposes the exposure and alignment of the officer to the Company's listed shares during the period of the Plan. The transactions (involving derivatives and share leases) related to any share of Vale that the participant holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan.

The Statutory Officers must also observe the rule of Stock Ownership Guidelines (SOG).

This item is not applicable to the VSP, since the participants of the Plan are not required to maintain a shareholding position in the Company.

Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan

In the Matching program, any transfer, trade or sale of the shares issued by Vale linked to the plan by the participant before the end of the three year cycle, leads to the cancellation of any rights related to the Plan, besides the compliance with the Stock Ownership Guidelines for Statutory Officers, whose rules are described in item 13.1.b(i) hereof.

In the Matching program and in the VSP, the voluntary termination by the officer leads to the extinction of any future rights related to the Plans.

Additionally, for Statutory Officers, there may still be the application of the Rules of Malus and/or Clawback, which are described in item 13.1.b(i) hereof.

Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan

As it is a retention mechanism, in case of termination by his own initiative, the participant loses the right to receive any rewards from the share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract.

For participants who are terminated at the Company's initiative, Matching and VSP awards are paid in proportion to the period worked, as follows:

- For Statutory Officers, they will be made only at the end of the cycles and based on the official results (share price and performance metrics) that are determined at the end of the cycles.

- For other participants, they will be made at the time of shutdown and based on partial results (share price and performance metrics) that are calculated in the month prior to the shutdown.

13.5 - Regarding the share-based compensation recognized for the past three fiscal years, and that anticipated for the current fiscal year, for the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content:

The share-based compensation plans (described on item 13.4) do not contemplate the granting of stock options, because they are based on the quotations of the shares of the Company to define the amount to be paid as an incentive to Executive Officers.

Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the information of incentive plan, including amounts in each period, is disclosed in the tables below for reference purposes.

Share-based compensation forecast for the current fiscal year (2022):

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	13.50	10.00	23.50
Number of members receiving compensation (2)	0.00	10.00	10.00
Weighted average price of fiscal year:			
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the estimate of the annual average of the number of members of said administrative body to be verified monthly pursuant to item 13.2.

(2) Corresponds to the number of members, as applicable, who were estimated to be assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

Share-based compensation - Fiscal Year ended Dec 31, 2021:

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	13.25	8.61	21.86
Number of members receiving compensation (2)	0.00	8.61	8.61
Weighted average price of fiscal year:			
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of members, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2022 CVM/SEP.

Share-based compensation - Fiscal Year ended Dec 31, 2020:

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	13.25	6.35	19.60
Number of members receiving compensation (2)	0.00	6.35	6.35
Weighted average price of fiscal year:			
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2002 CVM/SEP.

Share-based compensation - Fiscal Year ended Dec 31, 2019:

	Board of Directors	Statutory Executive Officers	Total
Total Number of members (1)	12.92	6.91	19.83
Number of members receiving compensation (2)	0.00	6.91	6.91
Weighted average price of fiscal year:			
(a) of the outstanding options at beginning of fiscal year	n/a	n/a	n/a
(b) of the lost options during the fiscal year	n/a	n/a	n/a
(c) of the exercised options during the fiscal year	n/a	n/a	n/a
(d) of the expired options during the fiscal year	n/a	n/a	n/a
Potential dilution in case of exercise of all the Options granted	n/a	n/a	n/a

(1) It corresponds to the annual average of the number of members of said management body verified monthly, pursuant to item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Annual Official Circular Letter 2002 CVM/SEP.

Share-based compensation forecast for the current fiscal year (2022):

	Board of Directors	Statutory Executive Officers	Total
Granting of stock options (Incentive Grant)			
Date of grant (Date of granting the incentive)	-	Matching: cycle 2019 - 04/26/19 cycle 2020 - 03/23/20 cycle 2021 - 03/29/21 cycle 2022 - 03/30/22 VSP: cycle 2020 - 01/01/20 cycle 2021 - 01/01/21 cycle 2022 - 01/01/22 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	Matching: cycle 2019 - March/22 cycle 2020 - March/23 cycle 2021 - March/24 cycle 2022 – March/25 VSP: cycle 2020 – December/22 cycle 2021 – December/23 cycle 2022 – December/24	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant	-	R$ 137,942,063.29 (estimated amount to be recognized in the financial statements)	R$ 137,942,063.29 (estimated amount to be recognized in the financial statements)

(1) All cycles in force in 2022 were considered in proportion to the duration of each one within that year.

Share-based compensation - fiscal year ended 12/31/2021:

	Board of Directors	Statutory Executive Officers	Total
Granting of stock options (Incentive Grant)			
Date of grant (Date of granting the incentive)	-	January 2017 and 2018 and March 2018 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	December 2020 and March 2021 (2)	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	R$85,051,105.52	R$85,051,105.52

(1) The VSP cycles began in January 2017 and 2018, and the Matching cycle began in March 2018, with payments scheduled for 2021.
(2) On December 31, 2020, the third and second windows of anticipation of the VSP cycles began respectively on December 31st, 2017 and 2018; the Matching cycle began in 2018 and will end in March 2021.

Share-based compensation - fiscal year ended 12/31/2020:

	Board of Directors	Statutory Executive Officers	Total
Granting of stock purchase options (Incentive Grant)			
Date of grant (Date of granting the incentive)	-	January 2016, 2017 and 2018, and March 2017 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	December 2019 and March 2020 (2)	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	R$35,325,905.85	R$35,325,905.85

(1) The VSP cycles began in January 2016, 2017 and 2018, and the Matching cycle began in March 2017, with payments scheduled for 2020. The Matching cycle began in 2016 with payment originally scheduled for 2019, but, due to its suspension, it was also paid in 2020, but not taken into account in the above table.

(2) On December 31, 2019, the third, second and first windows of anticipation of the VSP cycles were closed (they had begun, respectively, in 2016, 2017 and 2018); and the Matching cycle, that began in 2017, was closed in March 2020. The Matching cycle began in 2019, but due to its suspension it was also paid in 2020, but not taken into account in the above table.

Share-based compensation - fiscal year ended 12/31/2019:

	Board of Directors	Statutory Executive Officers	Total
Granting of stock purchase options (Incentive Grant)			
Date of grant (Date of granting the incentive)	-	January 2015, 2016 and 2017 (1)	-
Number of granted options	n/a	n/a	n/a
Deadline for options to become exercisable (Deadline for receipt of the incentive)	-	December 2018 (2)	-
Deadline for exercise of options	n/a	n/a	n/a
Term of restriction on the transfer of shares	n/a	n/a	n/a
Fair value of the options on the date of each grant (Amount of Incentive Paid)	-	R$25,676,497.21	R$25,676,497.21

(1) The VSP cycles began in January 2015, 2016 and 2017, with payments scheduled for 2019. The Matching cycle begun in 2016 with payment originally scheduled for 2019, is being budgeted for 2020 due to its suspension.

(2) The third, second and first windows of anticipation of the VSP cycles begun, respectively, in 2015, 2016 and 2017, were closed pm December 31st, 2018. The Matching cycle that ended in March 2019 is being budgeted for 2020 due to its suspension.

13.6 - Regarding open stock options of the Board of Directors and Statutory Executive Officersat the end of the fiscal year, prepare table with the following content:

Not applicable since the company’s share-based compensation plans does not contemplate the granting of stock options.

For more information on the Company's share-based compensation plans, see items 13.4, 13.5, 13.7 and 13.8 hereof.

13.7 - Regarding stock options exercised and shares delivered related to the share-based compensation of the Board of Directors and Board of Statutory Executive Officers, prepare a table with the following content, for the past three fiscal years:

The VSP program does not contemplate the granting of stock options, but starts to contemplate the delivery of shares issued by the Company, starting in the cycle initiated in 2021.

Until the 2020 grant, the VSP was paid in cash at the end of the cycle. Thus, it did not include the granting of stock options or the delivery of shares issued by the Company. As approved at the 2021 Special and Annual Shareholders' Meeting, as of the 2021 grant, the Program starts being paid in shares issued by the Company ("Real Stock") (and not in cash anymore), at the end of the three-year cycle; therefore, it will begin to include the delivery of stock issued by the Company.

The Matching plan does not contemplate the granting of stock options, but contemplates the delivery of shares issued by the Company.

Therefore, under the of the Programs plan, the Company, to make good on its benefits, may directly purchase shares in the market or use shares in its treasury in order to meet the Program's benefits. For additional information regarding the number of shares in the treasury and the amount used for this purpose, please see items 19.2 and 19.3 of the Reference Form of the Company.

For reference purposes only, the shares delivered to participants (which were bought in the market) due to the Matching Plan in the last 3 (three) fiscal years are presented below: Under the VSP, there will only be delivery of shares as of 2024.

Share-based compensation - fiscal year ended 12/31/2021

Entity	Board of Directors	Statutory Executive Officers
Total Number of members(1)	**13.25**	**8.61**
No. of Members Receiving Compensation(2)	**0.00**	**8.61**
Options exercised		
Number of shares	N/A	N/A
Weighted average price of fiscal year	N/A	N/A
Difference between the exercise value and the market value of the shares linked to the options exercised	N/A	N/A
Shares delivered		
Number of shares delivered	N/A	296,314(3)
Weighted average purchase price	N/A	R$101.60(4)
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of members, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 01/2014.

(3) This is the number of shares delivered by the Company to the Statutory Officers, as the award of the Matching program started in 2018.

(4) This is the price of the share issued by the Company, at the end date of the 2018 Matching cycle, for awards in 2021.

Share-based compensation - fiscal year ended 12/31/2020

Entity	Board of Directors	Statutory Executive Officers
Total Number of members(1)	**13.25**	**6.35**
No. of Members Receiving Compensation(2)	**0.00**	**6.35**
Options exercised		
Number of shares	N/A	N/A
Weighted average price of fiscal year	N/A	N/A
Difference between the exercise value and the market value of the shares linked to the options exercised	N/A	N/A
Shares delivered		
Number of shares delivered	N/A	432,920 [3]
Weighted average purchase price	N/A	44,06 4
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.
(2) Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Annual Circular Letter 2022 CVM/SEP.
(3) That is a total of 132,157 shares related to the Matching cycle started in 2016 (whose payment was suspended in 2019 and happened only in 2020) and 300,763 shares related to the cycle started in 2017 (with payment originally scheduled for 2020).
(4) This is the simple average between the weighted average price of the 2016 cycle (whose payment was suspended in 2019 and happened only in 2020), which was R$ 46,35 and the weighted average price of the 2017 cycle (with payment originally scheduled for 2020), which was R$ 41,47.

Share-based compensation - fiscal year ended 12/31/2019

Entity	Board of Directors	Statutory Executive Officers
Total Number of members(1)	**12.92**	**6.91**
No. of Members Receiving Compensation(2)	**0.00**	**6.91**
Options exercised		
Number of shares	N/A	N/A
Weighted average price of fiscal year	N/A	N/A
Difference between the exercise value and the market value of the shares linked to the options exercised	N/A	N/A
Shares delivered		
Number of shares delivered	N/A	0
Weighted average purchase price	N/A	N/A
Difference between the purchase price and the market value of the purchased shares	N/A	N/A

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.
(2) Corresponds to the number of executive officers and advisors linked to the Matching program, as provided for in Annual Circular Letter 2022 CVM/SEP.

For more information, see items 13.4 to 13.6 hereof.

13.8 - Summary description of information necessary to understand the data disclosed in items 13.5 to 13.7, such as the explanation regarding the stock and option pricing methods, indicating at least:

Item not applicable. See items 13.4 to 13.7 hereof.

Nevertheless, to clarify 13.5 item, the Company for the fiscal years 2019, 2020 and 2021were considered the amounts paid in the plans based in shares (since the Company does not have stock option plans), for which the applicable prices and performance factors were considered, according to the programs policy .

It is clarified that, in order to benefit from the Matching Program, the Company may purchase shares directly on the market or treasury shares. For the VSP, shares will only be delivered from the award that will occur in 2024, for which the Company may also use the acquisition of shares directly on the market or shares in treasury

The information on the number of shares delivered and the weighted average price, reported in item 13.7, is the total number of shares that were awarded by the Company to the Executive Directors in the year in question, according to the price established in the program policy.

13.9 - Inform the number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the Board of Directors, Statutory Executive Officersor Fiscal Council, grouped by department.

a. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the board of directors, executive officers or Fiscal Council, grouped by department at the date of closing of the last fiscal year:

Shares issued by VALE S.A.

Shareholders on 12/31/2021	ON
Board of Directors[1] Statutory Executive Officers[2] Fiscal Council	98,197 1,761,963 9,635
Total3	1,869,795

1 Includes 790 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.
2 Includes 89.919 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.
3 Includes 90,709 shares in American Depositary Receipts (ADRs), on the New York Stock Exchange, issued by Vale S.A.

b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the board of directors, executive officers or Fiscal Council, grouped by body, on the closing date of the last fiscal year:

As of December 31, 2021, the Company had no controlling shareholders.

c. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the board of directors management, Statutory Executive Officers or Fiscal Council, grouped by body, at the closing date of the last fiscal year:

The members of the Board of Directors, Statutory Executive Officers or Fiscal Council, grouped by administrative body, do not hold, directly or indirectly, shares or stocks, in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, on the closing date of the last fiscal year.

13.10 - Regarding pension plans in force granted to members of the Board of Directors and statutory officers, to provide the following information in the form of a table:

According to a contractual clause, the Company pays the amounts of the employer and the executive, up to 9% of the fixed compensation, to Valia – Fundação Vale do Rio Doce de Seguridade Social ("Valia"), or to another supplementary pension plan of the statutory officer's choice.

In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia – Fundação Vale do Rio Doce de Seguridade Social

	Board of Directors	Statutory Executive Officers	Total
Number of members (1)	-	10 members	-
Name of the Plan	Benefit Plan Vale Mais		
Number of administrators who qualify for retirement	-	1 per Normal Retirement Income.	-
Conditions for early retirement	-	be at least 45 years of age; to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$11,632,929.03 (2)	-
Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$2,389,344.77 (3)	-
Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability and is not using the benefit of the Valiaprev Plan shall be eligible to receive the Redemption.	-

	Board of Directors	Statutory Executive Officers	Total
		The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account.	

(1) Corresponds to the number of directors and officers, as applicable, linked to the retirement plan, as provided for in Annual Circular Letter 2022 CVM.

(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2021.

(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2021.

13.11 - In form of a table, nominate, for the 3 last fiscal years, regarding the Board of Directors, Statutory Executive Officers and Fiscal Council:

BOARD OF DIRECTORS	Total number of members	No. of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2021 (without charges)	13.25	13.25	2,042,308.16	765,011.50	1,181,522.42
2020 (without charges)	13.25	13.25	1,515,887.77	697,332.64	924,518.13
2019 (with charges)	12.92	12.92	1,224,000.00	540,000.00	765,925.02

Note:
2021: the members with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for full members.
2020: the members with the highest and lowest individual compensations were compensated for twelve months in the period. It does not consider charges and considers participation in committees for full members.
2019: the members with the highest and lowest individual compensations were compensated for twelve months in the period. It considers charges and considers participation in committees for full members.

STATUTORY EXECUTIVE OFFICERS	Total number of members	No. of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2021 (without charges)	8.61	8.61	55,144,333.69 (*)	11,309,940.55	21,394,892.66
2020 (without charges)	6.35	6.35	31,517,607.55	6,668,017.46	23,836,572.62
2019 (with charges)	6.91	6.91	15,102,649.02	3,281,499.41	12,359,524.81

Notes:
2021: It does not include charges.
The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2021.
The average compensation refers to the total paid to statutory officers divided by the number of active members, according to guidelines in the Annual Official Circular Letter 2022 CVM/SEP.
The highest individual compensation refers to a member with 12 months of activity in the company in 2021.

(*) The Company clarifies that the maximum individual remuneration for the year 2021 was impacted by the positive results presented by the Company in that year, since 87% of the maximum remuneration reported referred to payments linked to the Company's performance, the main ones being related to to: (i) Matching Program: having paid a price related to the share of BRL 101.60, higher than the original estimate, (ii) Bonus referring to the year 2020: which had the results of its calculation above the target value, both in the achievement of collective goals and in individual performance, as well as in the overall performance of the Company; and (iii) Virtual dividends: which were paid in line with the notices and amounts disclosed by the Company for the distribution of dividends and/or interest on equity to its shareholders in 2021.

2020: It does not include charges. The highest individual compensation refers to a member with 12 months of activity in the company in 2020.

The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period in 2020.
The average compensation refers to the total paid to statutory officers divided by the number of active members, according to guidelines in the Annual Official Circular Letter 2022 CVM/SEP.
2019: The highest individual compensation refers to a member with 6 months of activity in the company.
The lowest individual compensation refers to a member with 12 months of activity, in view of the orientation of excluding members who have worked for a shorter period.

FISCAL COUNCIL	Total number of members	No. of members receiving compensation	Amount of the highest individual compensation (R$)	Amount of the lowest individual annual compensation (R$)	Average amount of the individual annual compensations (R$)
2021 (without charges)	5.00	5.00	314,510.58	314,510.58	314,510.58
2020 (without charges)	4.75	4.75	348,453.88	263,834.86	331,530.08
2019 (with charges)	5.00	5.00	440,116.55	440,116.55	440,140.40

Note:

2021: the members with the highest and lowest individual compensation were compensated for 12 months in the period. It considers charges.

2020: the members with the highest individual compensation were compensated for 12 months in the period, while the member with smallest individual compensation was compensated for 9 months in the period. It considers charges.

13.12 - Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement, indicating the financial consequences for the issuer.

The contracts entered with the Company's Statutory Officers contain indemnification and non-competition (period of unavailability) clauses for cases of termination, non-renewal of the contract and retirement.

Until the 2020 fiscal year, the indemnification and non-competition values were fixed based on a multiple of the officer's monthly base salary.

At the end of 2020, the severance package for the Company's Statutory Officers was reviewed, to be implemented as of 2021, in the following terms:

Establishment of a range varying from zero to the current multiple of the officer's monthly of the base salary, being the final value to be defined for each officer for indemnification for the period of unavailability (non-competition clause) to be appreciated by the Board of Directors. The adjustments allow the Company to establish indemnity funds compatible with the complexity of the position, maturity of the executive in the function and performance in the conduct of results, replacing the previously defined fixed and previously defined multiples in the same way for all.

Changes in the payment format of long-term variable compensation programs that are in force at the time of termination of the officer, which will be paid only at the moment of the vesting of the cycles and based on the official results obtained (share price and performance metrics), and no longer at the time of termination based on partial results.

Vale does not enter into any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office, with the members of the Board of Directors and members of the Fiscal Council, other than those described of this document.

For details regarding insurance policies and indemnity agreements involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company.

13.13 - Regarding the 3 last fiscal years, indicate the percentage of total compensation of each administrative body recognized in the issuer's results, related to members of the Board of Directors, Statutory Executive Officersor Fiscal Council who are parties related to the controllers, direct or indirect, as defined by the accounting rules that address this matter.

Entity	**2021**	**2020**	**2019**
Board of Directors	17.9%	32.6%	46.9%
Statutory Executive Officers	0.00%	0.00%	0.00%
Fiscal Council	0.00%	0.00%	0.00%

13.14 - Regarding the last three fiscal years, indicate the values recognized in the issuer's results as compensation paid to members of the Board of Directors, Statutory Executive Officers or Fiscal Council, grouped by administrative body, for any reason other than the position they hold, such as, for instance, commissions and consultancy or advisory services provided.

In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Executive Officers or Fiscal Council for any reason other than the position they hold.

13.15 - Regarding the last three fiscal years, indicate the values recognized in the results of direct or indirect controllers, companies under common control and subsidiaries of the issuer, such as compensation paid to members of the Board of Directors, Statutory Executive Officers or Fiscal Council of the issuer, grouped by administrative body, specifying to what titles such values were attributed to such individuals

Fiscal Year 2021 - compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Executive Officers**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	R$ 0.00	R$ 0.00	R$ 0.00	**R$ 0.00**
Company's Subsidiaries	R$ 0.00	R$ 0.00	R$ 0.00	**R$ 0.00**
Companies Under Common Control	R$ 0.00	R$ 0.00	R$ 0.00	**R$ 0.00**

Fiscal Year 2020 - compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Executive Officers**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 2,904.23 related to benefits granted abroad	-	**R$ 2,904.23**
Companies Under Common Control	-	-	-	-

Fiscal Year 2019 - compensation received due to the exercise of a position in the Company				
	Board of Directors	**Statutory Executive Officers**	**Fiscal Council**	**Total**
Direct and Indirect Controllers	-	-	-	-
Company's Subsidiaries	-	Total: R$ 3,751,415.76, composed of: (a) Fixed portion and direct and indirect Benefits: R$ 743,033.44; and (b) Termination of Position: R$ 3,008,382.32	-	**R$ 3,751,415.76**
Companies Under Common Control	-	-	-	-

13.16 - Provide other information deemed as material by the issuer.

The Company clarifies that the reporting methodology used to disclose its compensation was changed to the accrual basis, as of the 2022 fiscal year related, in order to align the compensation amounts with the estimates of the amounts subject to provisioning in the financial statements.

Accordingly, the Company presents in the table below:

(i) the proposed compensation for the fiscal year 2022 on the **accrual basis**; which will be subject to approval at the Annual Shareholders' Meeting to be held on April 29, 2022 (R$ 261,144,411.01); and

(ii) for exclusive information and comparison purposes, the compensation amounts from the fiscal years 2019, 2020 and 2021, on the accrual basis:

Amounts in R$ - net of charges.	*Accrual Basis*			
	Actual 2019 (Pro forma)	**Actual 2020 (Pro forma)**	**Actual 2021 (Pro forma)**	**2022 Forecast [4]**
(A) Board of Directors, Advisory Committees and Fiscal Council	*Accrual Basis*			
Board of Directors [1]	**8,358,523**	**12,285,410**	**15,685,551**	**19,463,933**
Advisory Committees [2][3]	**13,754,367**	**10,956,965**	**5,492,869**	**2,700,000**
Fiscal Council	**1,833,960**	**1,680,578**	**1,572,553**	**1,603,936**
Total (A)	**23,946,850**	**24,922,953**	**22,750,973**	**23,767,869**
(B) Executive Board				
Annual Fixed Compensation	**32,648,231**	**29,584,984**	**33,301,594**	**39,941,252**
Salary or pro-labore fees	*24,687,436*	*22,840,769*	*26,723,539*	*32,078,724*
Benefits	*7,960,795*	*6,744,215*	*6,578,055*	*7,862,528*
Variable Compensation	**34,303,587**	**38,761,396**	**55,646,138**	**50,608,039**
Bonus	*28,261,554*	*32,436,700*	*42,959,956*	*35,955,926*
Other	*6,042,033*	*6,324,696*	*12,686,182*	*14,652,113*
Share-based	**32,024,013**	**62,974,675**	**66,887,193**	**137,942,063**
Cessation of office	**12,134,893**	**33,940,774**	**7,909,251**	**8,885,188**
Total (B)	**111,110,724**	**165,261,829**	**163,744,175**	**237,376,542**
TOTAL COMPENSATION (A) + (B)	**135,057,574**	**190,184,782**	**186,495,148**	**261,144,411**

(1) Includes compensation due to permanent members of the Board of Directors for participation in committees.
(2) Includes compensation of external members and alternate members of the Board of Directors who participate in committees.
(3) Incudes compensation due to the members of the Independent Advisory Committees.
(4) Subject to approval at the Annual Shareholders' Meeting to be held on April 29, 2022.

Until the 2021 fiscal year, the compensation of Vale's executives is reported on a cash basis, that is, based on the amounts actually paid by the Company to the executives in the current year (amounts disbursed during the fiscal year). In this way, the actual amounts of the management compensation for the fiscal years of 2019, 2020 and 2021, according to the cash basis, are shown throughout the document. The amount estimated for 2022 on a cash basis is presented **for informational and comparability purposes only and will not be** subject to approval at the Annual General Meeting to be held on April 29, 2022.

It should be clarified that the compensation amounts of the Board of Directors, Fiscal Council and Statutory Executive Officers are aligned with the amounts disclosed in item 13.2 hereof for such years, net of charges.

Amounts in R$ - net of charges.	Accrual Basis			
	Actual 2019 (Pro forma)	2020 Actual	2021 Actual	2022 Forecast (profroma)[4]
(A) Board of Directors, Advisory Committees and Fiscal Council				
Board of Directors [1]	**8,336,459**	**12,249,865**	**15,655,172**	**19,463,933**
Advisory Committees [2][3]	**13,399,326**	**10,921,847**	**5,524,808**	**2,700,000**
Fiscal Council	**1,833,960**	**1,680,908**	**1,572,553**	**1,603,936**
Total (A)	**23,569,745**	**24,852,620**	**22,752,533**	**23,767,869**
(B) Executive Board				
Fixed annual compensation	**33,043,981**	**29,135,564**	**33,362,336**	**39,941,252**
Salary or *pro labore*	*24,913,436*	*22,404,890*	*26,723,539*	*32,078,723*
Benefits	*8,130,546*	*6,730,674*	*6,638,797*	*7,862,528*
Variable compensation - short-term bonus	**2,758,621**	**36,760,599**	**48,036,701**	**68,879,517**
Bonus	-	36,629,008	35,350,518	54,227,404
Others	2,758,621	131,591	12,686,182	14,652,113
Variable compensation - share-based	**25,676,497**	**45,992,204**	**85,051,106**	**60,063,022**
Termination of position	**17,899,948**	**39,473,869**	**7,759,883**	**8,885,187**
Total (B)	**79,379,048**	**151,362,236**	**184,210,026**	**177,768,978**
TOTAL COMPENSATION (A) + (B)	**102,948,793**	**176,214,856**	**206,962,559**	**201,536,847**

(1) Includes compensation due to members of the Board of Directors for participating in committees.
(2) Includes the compensation of external members and alternate members of the Board of Directors participating in committees.
(3) Includes the compensation due to members of the Independent Advisory Committees.
(4) The amount estimated for 2022 on a cash basis is presented for **comparability purposes only** and **will not be subject to approval at the Annual General Meeting to be held on April 29, 2022.**

EXHIBIT V

Current By-Laws	Amendment Proposal	Justification
Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into 5,284,474,782 (five billion, two hundred and eighty-four million, four hundred and seventy-four thousand and seven hundred and eighty-two) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into 5,284,474,770 (five billion, two hundred and eighty-four million, four hundred and seventy four thousand, seven hundred and seventy) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...)	**Article 5 -** Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into ~~5~~4,~~284~~999,~~474~~040,~~782~~ 063 (~~five~~ four billion, ~~two~~ nine hundred and ~~eighty-four~~ninety-nine million, ~~four hundred and seventy-four~~fourty thousand and ~~seven hundred and eighty-two~~sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into ~~5~~4,~~284~~999,~~474~~040,~~770~~ 051 (~~five~~ four billion, ~~two~~ nine hundred and ~~eighty-four~~ninety-nine million, ~~four hundred and seventy four~~forty thousand ~~, seven hundred~~ and ~~seventy~~fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value. (...)	Adjustment of wording to reflect the cancellations of 152,016,372 common shares and 133,418,347 common shares approved by the Board of Directors on 09/16/2021 and 02/24/2022, respectively. The cancelled shares were acquired in buyback programs and were held in treasury until the respective cancellation dates. *Legal and economic effects*: The acquisition of own shares with subsequent cancellation increases the percentage of the shareholder's interest in the Company's capital stock, and is capable of providing a greater return in terms of remuneration (dividends and interest on equity). Pursuant to the legislation, the cancelled shares had no political or economic rights since their acquisition by Vale until the cancellation dates.
Article 14 - The Board of Directors shall be responsible for: (...) **XVIII** - appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the integrity and the internal auditing area, as well as the Whistleblower Channel of the Company, who shall report directly to the Board of Directors; (...)	**Article 14 -** The Board of Directors shall be responsible for: (...) **XVIII** - appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes Audit and Compliance Office~~the integrity and the internal auditing area, as well as the Whistleblower Channel of the Company~~, who shall report directly to the Board of Directors; (...)	Adjustment of the nomenclature of the Compliance Department, which is now called Audit and Compliance Department, in compliance with the recommendation of the international certification process by the IIA - Internal Institute of Audit. *Legal and economic effects*: None.

BY-LAWS

CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 – Vale S.A., referred to in abbreviated form as "Vale" or "Company", is a joint-stock company governed by the present By-Laws and by applicable legislation.

Sole Paragraph – With Vale's entrance to the special listing segment called the "Novo Mercado" of B3 S.A. – Brasil, Bolsa, Balcão ("B3"), Vale, its shareholders, including controlling shareholders, administrators, executive officers and members of the Fiscal Council are subjected to the Listing Rules of the B3 Novo Mercado ("Novo Mercado Listing Rules").

Article 2 - The purpose of the Company is:

I. the exploitation of mineral deposits in Brazil and abroad by means of research, exploitation, extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II. the building and operation of railways and the exploitation of own or third party rail traffic;

III. the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV. the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;

V. the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII. constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related, accessory or instrumental to its business purpose.

Article 3 - The head office and legal venue of the Company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the Company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the Company shall be unlimited.

CHAPTER II - CAPITAL AND SHARES

Article 5 - Vale's capital stock is R$77,300,000,000.00 (seventy-seven billion and three hundred million Reais), fully subscribed and paid-up, divided into ~~5~~4,~~284~~999,~~474~~040,~~782~~ 063 (~~five~~ four billion, ~~two~~ nine hundred and ~~eighty-four~~ninety-nine million, ~~four hundred and seventy-four~~forty thousand and ~~seven hundred and eighty-two~~sixty-three) book-entry shares, of which R$77,299,999,823.12 (seventy-seven billion, two hundred and ninety-nine million, nine hundred and ninety-nine thousand, eight hundred and twenty-three Reais and twelve cents) are divided into ~~5~~4,~~284~~999,~~474~~040,~~770~~ 051 (~~five~~ four billion, ~~two~~ nine hundred and ~~eighty-four~~ninety-nine million, ~~four hundred and seventy-four~~forty thousand~~, seven hundred~~ and ~~seventy~~fifty-one) common shares and R$176.88 (one hundred and seventy-six Reais and eighty-eight cents) are divided into 12 (twelve) special-class preferred shares, all without nominal value.

§ 1 - The shares are common shares and "special"-class preferred shares. Vale cannot issue other preferred shares.

§ 2 - The special-class preferred shares shall belong exclusively to the Federal Government and shall have the rights which are expressed and specifically attributed to these shares in these By-Laws.

§ 3 - Each common share and each special-class preferred share shall confer the right to one vote in decisions made at General Meetings, observing the provisions of § 4 below.

§ 4 - The special-class preferred shares will have the same political rights as the common shares, except with respect to voting for the election of members of the Board of Directors, which shall only be ensured to the special-class

preferred shares in the events set forth in **§ 4** and **§ 5** of Article **141** of Law No. 6,404/76. The special-class preferred shares are also ensured the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§ 5 - The shareholder holding special-class preferred shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:

a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders' equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;

b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter "a" above is ensured; and

c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.

§ 6 – Special-class preferred shares shall acquire full and unrestricted voting rights should the Company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of § 5 of **Article 5**.

Article 6 - The Company is authorized to increase its paid-up capital up to the limit of 7,000,000,000 (seven billion) common shares. Within the limit authorized in this Article, the Company, as a result of decision by the Board of Directors, may increase its paid-up capital independently of amendment to its By-Laws, through the issue of common shares.

§ 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

§ 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into common shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law No. 6.404/76, may be rescinded or have its exercise period reduced.

§ 3 - Provided that the plans approved by the General Meeting are complied with, the Company shall be entitled to delegate the option of common share purchase to its administrators and employees, with common shares held in Treasury or by means of the issuance of new shares, excluding the shareholders' preemptive right.

Article 7 - The special class share shall possess a veto right regarding of the following subjects:

I - change of name of the company;

II - change of location of the head office;

III - change of the corporate purpose with reference to mineral exploitation;

IV - the winding-up of the Company;

V - the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the Company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI - any alteration of the rights assigned to the types and classes of the shares issued by the Company in accordance with the prescriptions set forth in the present By-Laws;

VII - any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.

CHAPTER III - GENERAL MEETING

Article 8 - The Shareholders' General Meeting shall be held, on an ordinary basis, within the first four months following the end of the fiscal year and, on an extraordinary basis, whenever called by the Board of Directors.

§ 1 - An Extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.

§ 2 - The holder of the special-class share shall be formally requested by the Company to attend for the purpose of discussing the subjects specified in

Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§ 3 - Should the holder of the special-class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in **Article 7** shall be deemed as having been approved by the holder of the said special class.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the Company, and the Secretary shall be appointed by the Chairman of the Meeting.

§ 1 - In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by another director or by a person specially appointed by the Chairman of the Board of Directors.

§ 2 – The minutes of the General Meetings shall be recorded as a summary of the resolutions taken and shall be published, omitting the signatures of the shareholders present, pursuant to legislation in force. In addition, the minutes shall be signed by the number of shareholders required to constitute the majority needed to approve the matters reviewed.

CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the Company.

§ 1 - The investiture of the members of the Board of Directors and Executive Board shall be conditional on signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in Article 53, in the Minute Book of the Board of Directors or Executive Board, as applicable, as well as in compliance with the applicable legal requirements.

§ 2 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

§ 3 - The positions of Chairman of the Board of Directors and Chief Executive Officer or the Company's main executive may not be held by the same person.

§ 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties. The Board of Directors shall apportion the remuneration fixed by the General Meeting among its members and the Executive Board.

§ 5 - The Board of Directors shall be supported by advisory bodies, denominated Committees, regulated as set forth in **Section II - Committees** hereinafter.

§ 6 - The members of the Board of Directors and the Executive Board shall exercise their duties based on the highest principles of ethics, aiming to advance the best interests of Vale and its shareholders, as well as respect for the environment and the sustainable development of the communities in which the company operates.

SECTION I - BOARD OF DIRECTORS

Subsection I - Composition

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting, as set forth in this article, and shall be formed of a minimum of 11 (eleven) and a maximum of 13 (thirteen) members and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.

§ 1 - The unified term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.

§ 2 - From among the members of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the Company.

§ 3 - Of the members of the Board of Directors, at least seven (7) shall be independent directors (as defined in § 4 of this article), and the classification of the nominated members to the Board of the Directors as independent directors shall be voted on in the General Meeting that elected them. Members elected pursuant to the provisions of **Article 141**, **§ 4** and **§ 5** of Law No. 6,404/76 shall also be regarded as independent, in the event there is a controlling shareholder.

§ 4 - For the purposes of this article, the following shall be deemed independent directors: (i) those so defined in the Novo Mercado Listing Rules; and (ii) those who do not hold a direct or indirect share above 5% (five percent) of the Company's capital stock or a formal or stated tie with a shareholder who holds a direct or indirect share above 5% (five percent) of the Company's capital stock. In any event, anyone who has held five (5) terms of office, or spent 10 (ten) years, consecutively or not, as a director of the Company will not be deemed an independent director.

§ 5 - The Chairman and the Vice-Chairman of the Board of Directors shall be individually elected by the General Meeting, subject to Article 10, § 3.

§ 6 - If the elected Chairman is not an independent director, the elected independent members shall appoint an independent director with the duties described in §6 of this article; even if the Chairman is an independent director, the Board of Directors may proceed with this appointment. The director appointed pursuant to this paragraph shall act, in alignment with the Investor Relations area, as an alternate contact for the shareholders, as well as in support of the Chairman of the Board of Directors and as an element for connection and mediation between the Chairman and the other directors, in all cases without an individual decision-making role; the internal rules of the Board of Directors may regulate this position, considering the limits established herein. This independent director shall always report interactions had directly with shareholders to the Board of Directors, in order to keep informational unity within the Board of Directors.

§ 7 - The Board of Directors shall be represented externally by its Chairman, or by a director and for the purposes indicated by the Chairman.

§ 8 - In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman. Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective replacements in the first General Meeting to be held after the vacancy.

§ 9 - In cases of (i) impediments or temporary absences; or (ii) vacancy in the position of director; the remaining directors may, at their discretion, with the exception of the provisions in §§ 3 and 12 of this article, appoint the replacement, who shall serve until the first General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§ 10 – Except for the right to use the separate vote described in §§4 and 5 of article 141 of Law No. 6,404/76, in the event there is a controlling shareholder, subject to §§ 11 and 12 of this article, and/or a request to adopt the multiple vote regime, the election shall follow the following process:

I. Based on a reasoned proposal of the Nomination Committee, the Board of Directors shall approve, at least five (5) days prior to notice of a General Meeting that will elect the new board, according to the disclosed calendar of corporate events, a list of candidates to the board with a number corresponding to at least the proposal for composition in that term of office, respecting the limits of the By-Laws, and always considering the candidate's availability for the position in terms of time, including considering the duties of simultaneous exercise of similar duties with other entities, especially publicly-traded companies;

II. The list mentioned in item I above shall be disclosed at least 5 (five) days prior to the date of disclosure of management's proposal and the Absentee Ballot;

III. The candidates named on the list referred to in item II above, as well as any candidates whose inclusion in the Absentee Ballot is requested on a timely basis in accordance with the rules established by the CVM, shall have their names submitted to the General Meeting;

IV. Each candidate on the list submitted to the General Meeting by the Board of Directors, as well as any separate candidate submitted by the date of the meeting, shall be subject to individual voting;

V. If a separate vote is requested, if applicable, the election referred to in this § 10 shall be for the other directors, except for the provision in § 2 of this article.

§ 11 - If the Board of Directors is elected under the multiple vote regime, as established in **Article 141** of Law No. 6,404/76, the Chairman of the General Meeting shall inform those shareholders present that the common shares which elected a member of the Board of Directors, by means of a separate vote in accordance with **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, when applicable, will not participate in the multiple vote regime and will not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

§ 12 - With the exception of members elected by means of separate vote, respectively, by the employees of the Company (and his/her respective alternate) and by the holders of common and/or preferred shares, under **§ 4** and **§ 5** of **Article 141** of Law No. 6,404/76, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, elected through the multiple vote system by the General Meeting, shall result in the removal of the other members of the Board of Directors also elected through the multiple vote system, and consequently a new election shall be held; in other cases of vacancy the provisions in § 9 shall apply, in which case the remaining directors may appoint the replacement until the first General Meeting, which shall elect the whole Board.

Subsection II – Workings

Article 12 - The Board of Directors shall meet on an ordinary basis at least 8 (eight) times a year and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by 1/3 (one third) of directors acting together.

Sole Paragraph - The meetings of the Board of Directors shall be held at the Company's headquarters or at offices of the Company, but, under exceptional circumstances, may be held at a different location, being permitted to participate by teleconference, videoconference or other means of communication that could ensure effective participation and authenticity of vote.

Article 13 - Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Sole Paragraph - The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

Subsection III – Responsibilities

Article 14 - The Board of Directors shall be responsible for:

I. electing, evaluating and removing, at any time, the Executive Officers of the Company, and assigning functions to them;

II. distributing the remuneration established by the General Meeting among its members and those of the Executive Board;

III. assigning the functions of Investor Relations to an Executive Officer;

IV. approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;

V. approving the Company's human resources general policies as submitted to it by the Executive Board;

VI. establishing the general guidance of the business of the Company, its wholly owned subsidiary companies and controlled companies, considering safety of people, social progress and respect for the environment;

VII. approving the purpose, strategic guidelines and the strategic plan of the Company submitted by the Executive Board, in the case of the strategic guidelines and strategic plan, on an annual basis, considering the safety of people, social progress and respect for the environment, as well as acting as guardian for execution of the approved strategy and its tie to the Company's purpose;

VIII. approving the Company's annual and multi-annual budgets, submitted to it by the Executive Board;

IX. monitoring and evaluating the economic and financial performance of the Company, considering Vale's performance in its sustainability initiatives, and may request the Executive Board to provide reports with specific performance indicators;

X. approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI. issuing opinions on operations relating to merger, split-off, incorporation in which the Company is a party, as well as share purchases submitted by the Executive Board;

XII. with the provisions set forth in **Article 2** of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect

participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

XIII. approving the risks policies of the Company submitted by the Executive Board;

XIV. approving the issuance and the cancellation of simple debentures, not convertible into share and without collateral submitted by the Executive Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;

XV. calling Shareholders' General Meetings and approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI. approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary General Meeting;

XVII. selecting, removing and setting the scope of work for external auditors of the Company, in each case based on the Audit Committee's recommendation, and observing applicable legislation;

XVIII. appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the ~~integrity and the internal auditing area, as well as the Whistleblower Channel of the Company~~Audit and Compliance Office, who shall report directly to the Board of Directors;

XIX. approving the policies and the annual audit plan of the Company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX. overseeing the management of the Company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and

about any other actions, in order to ensure the financial integrity of the Company;

XXI. acting as guardian of the model and practices of corporate governance, including, but not limited to, approval of changes to the corporate governance rules, the process of rendering of accounts and the process of disclosure of information;

XXII. acting as guardian of the Company's culture, ensuring its ownership with respect to the strategic guidelines, supporting the advancement of modernizing initiatives, when necessary;

XXIII. approving policies of employee conducts based on ethical and moral standards described in the Code of Conduct of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies, as well as acting as a guardian of the company's commitments related to human rights;

XXIV. approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXV. approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

XXVI. establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on non-current assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with.

XXVII. establishing criteria for the Executive Board for the provision of guarantees in general and contracting of loans and financing and for the signing of other contracts;

XXVIII. establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under **section XII** of **Article 14**;

XXIX. approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose

limits exceed the criteria established for the Executive Board, as established in **Article 14**;

XXX. approving any reformulation, alteration, or amendment of shareholders' agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the Company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXXI. authorizing the negotiation, signing or alteration of contracts of any kind of value between the Company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the Company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all Company transactions with related parties, observing the provisions of **Paragraph 3** below;

XXXII. expressing its opinion regarding any matter to be submitted to the General Meeting of shareholders;

XXXIII. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIV. approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions; and

XXXV. preparing and disclosing a substantiated opinion on any tender offer to purchase the Company's shares, disclosed fifteen (15) days before the publication of the tender offer notice, which opinion shall address, at least: (a) the benefit and opportunity of the tender offer with respect to the interest of Vale and all of Vale's shareholders, including with respect to the price and liquidity of the securities owned by them; (b) the strategic plans disclosed by the offeror in relation to the Company; (c) alternatives to accepting the tender offer available in the market; (d) other matters that the Board of Directors deems appropriate, as well as any information required by applicable rules of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*—CVM). The opinion

referred to above must include a substantiated opinion in favor of or against acceptance of the tender offer for share purchase, advising that it is each shareholder's responsibility to make a final decision about such acceptance.

§ 1 - The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the administrative, advisory and audit bodies of those companies and organizations in which the Company participates, directly or indirectly.

§ 2 - The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.

§3 - Transactions with related parties shall be made at arm's length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company's interests shall be excluded from participating in the decision-making process.

SECTION II - COMMITTEES

Article 15 - The Board of Directors, shall have, on a permanent basis, 7 (seven) advisory committees, denominated as follows: Personnel, Compensation and Governance Committee, and Operational Excellence and Risk Committee, Finance Committee, Audit Committee, Nomination Committee, Sustainability Committee and Innovation Committee.

§ 1 - The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill tasks beyond those set forth for the permanent committees as set forth in the head paragraph of this Article.

§ 2 - The members of the committees shall be remunerated as established by the Board of Directors, observing the provisions of **Article 10, §4** above.

§ 3 – The coordinator of each advisory committee must be a member of the Board of Directors.

Subsection I – Mission

Article 16 - The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.

Subsection II – Composition

Article 17 - The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee's responsibility and shall be subject to the same legal duties and responsibilities as the administrators.

Article 18 - The composition of each committee shall be defined and removed by the Board of Directors.

§ 1 - The members of the committees shall be appointed by the Board of Directors and may belong to such body, prohibiting participation of Vale's Executive Officers and with due regard to applicable legal and regulatory provisions, in particular the provisions of **Article 20** below with respect to the appointment of members of the Audit Committee.

§ 2 - The term of management for the members of the committees shall begin upon signing the instrument of investiture, and termination shall coincide with the end of the unified management term of the members of the Board of Directors, and reappointment shall be permitted.

Subsection III – Workings and Responsibilities

Article 19 - Standards relating to the workings and responsibilities of the committees shall be defined by the Board of Directors and the specific Internal Rules of each Committee; the provisions of **Subsection IV** below shall be observed with respect to the Audit Committee.

§ 1 - The committees established within the Company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.

§ 2 - Except if required by applicable legislation or regulations, the committees' reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.

Subsection IV – Audit Committee

Article 20 - The Audit Committee, the advisory board tied to the Board of Directors, is comprised of at least three (3) members, respecting the following requirements:

I - the members of the Audit Committee must be independent members;

II - at least one (1) member must also be an independent director of the Company;

III - at least one (1) member must not be a member of the Company's Board of Directors;

IV - at least one (1) member must have recognized experience in corporate accounting matters, under the terms of the applicable regulations and will be given the title of Financial Specialist at the time of his appointment; and

V - the following are not allowed to be members of the Audit Committee: officers of the Company, officers of its controlled companies, of its controlling shareholder, of associated companies or of companies under common control.

§1 - The same member of the Audit Committee may accumulate the characteristic set forth in **item IV** of the **head paragraph** with one of the characteristics set forth in **items II** and **III** of the **head paragraph** of this **Article**.

§2 - To be considered independent, the member of the Audit Committee must obey the independence criteria set forth in applicable regulations and legislation and in the Internal Rules of the Audit Committee.

§3 - The duties of the Audit Committee Coordinator shall be defined in its Internal Rules, approved by the Board of Directors.

Article 21 - The Audit Committee is responsible for, among other matters:

I - providing its opinion and assistance to the Board of Directors in the hiring, compensation and removal of independent auditor services and other services that may be provided by the Company's external auditors;

II - evaluating and monitoring the quality and integrity of quarterly information, intermediary statements and financial statements;

III - supervising the work of internal audit, the area of internal controls and the area responsible for preparing the Company's financial statements;

IV - monitoring the quality and integrity of the internal control mechanisms and the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements that were not foreseen in the structure of the usual reports on financial statements;

V - evaluating and monitoring the Company's risk exposure;

VI - evaluating, monitoring and recommending to management the correction or improvement of the Company's internal policies, including the Policy on Related Party Transactions;

VII - ensuring that the Company has procedures to be used to receive, process and handle accusations, complaints and information about (a) non-compliance with legal and normative provisions applicable to the Company, in addition to internal regulations and codes, (b) accounting issues, (c) internal controls, and (d) audit matters; as well as ensuring specific procedures to protect the whistleblower's identity and the confidentiality of the information;

VIII - supervising and evaluating the work of the external auditors, in order to evaluate their independence, the quality of services provided and the suitability of services provided related to the needs of the Company, and telling the Company's management at any point to retain compensation of the external auditors; and

IX - mediate any disagreements between management and internal and external auditors regarding the Company's financial statements, problems or difficulties found by the auditors during the audit process, and disagreements with management regarding accounting principles and related matters.

Article 22 - For adequate performance of its duties, the Audit Committee may decide to engage services of lawyers, consultants and analysts, as well as other resources that may be necessary for the performance of its duties, observing the budget proposed by the Audit Committee and approved by the Board of Directors.

SECTION III - EXECUTIVE BOARD

Subsection I – Composition

Article 23 - The Executive Board, which shall be the executive management body of the Company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.

§ 1 - The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

§ 2 - The Executive Officers shall have their individual duties defined by the Board of Directors.

§ 3 - The management term of the members of the Executive Board shall be 3 (three) years, and re-election shall be permitted.

Subsection II – Workings

Article 24 - The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:

§ 1 - In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer's temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§ 2 - In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer's temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer's nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board

meetings, for the duration of the temporarily impaired or absent Executive Officer's term.

§ 3 - Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer's name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§ 4 - Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

Article 25 - In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.

Article 26 - The Executive Board shall meet on an ordinary basis once every fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute, and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication that could ensure effective participation and authenticity of the vote.

Sole Paragraph - The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;

Article 27 - The meetings of the Executive Board shall only begin with the presence of the majority of its members.

Article 28 - The Chief Executive Officer shall chair the meetings of the Executive Board in order to prioritize consensual approvals amongst its members.

§ 1 - When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests

of the Company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in **Article 29**, and in respect of the exceptions stated in **§ 2** below;

§ 2 - Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the Company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§ 3 - The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), § 1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III – Responsibilities

Article 29 - The Executive Board shall be responsible for:

I - approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II - preparing and submitting to the Board of Directors the Company's general policies on human resources, and executing the approved policies;

III - complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors, protecting the safety of people and the environment in all places where the Company operates;

IV - preparing and submitting to the Board of Directors, the Company's purpose, strategic guidelines and the strategic plan, in the case of the latter two, on an annual basis, considering socioenvironmental issues and executing the approved strategic plan;

V - preparing and submitting the Company's annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI - planning and steering the Company's operations and reporting the Company's economic and financial performance, as well as Vale's performance in its sustainability initiatives, to the Board of Directors, and producing reports with specific performance indicators;

VALE

VII - identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII - identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the Company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX - preparing and submitting the Company's finance policies to the Board of Directors, and executing the approved policies;

X - submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI - defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of Company dividends and, when necessary, the capital budget;

XII - preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII - adhering to and encourage adhesion to the Company's code of conduct, established by the Board of Directors;

XIV - preparing and submitting to the Board of Directors the Company's policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV - authorizing the purchase of, sale of and placing of liens on fixed and non-fixed assets including securities, the contracting of services, the Company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;

XVI - authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the Company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards of the Executive Board established by the Board of Directors;

XVII - proposing to the Board of Directors any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the Company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII - authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX - authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of **section XII** of **Article 14**, being empowered to establish standards and delegate powers in accordance with the criteria and standards of the Executive Board established by the Board of Directors;

XX - establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI - establishing, based on the limits fixed for the Board of Directors for the Executive Board, the limits throughout the whole of the Company's administrative organization hierarchy.

§ 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the Company participates, directly or indirectly, the investment plans and programs of the Company approved by the Board of Directors, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§ 2 - The Executive Board shall nominate, for decision by the Board of Directors, persons who shall form part of the administrative, consultant and audit bodies of those companies and organizations in which the Company participates directly or indirectly.

Article 30 - The responsibilities of the Chief Executive Officer are to:

I - take the chair at meetings of the Executive Board;

II - exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III - coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV - select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;

V - coordinate the decision-making process of the Executive Board, as provided for in **Article 28** of **Subsection II – Workings**;

VI - nominate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to **Article 24** of **Subsection II – Workings**;

VII - keep the Board of Directors informed about the activities of the Company;

VIII - together with the other Executive Officers, prepare the annual report and draw up the balance sheet.

Article 31 - The Executive Officers are to:

I - organize the services for which they are responsible;

II - participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination;

III - comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV - contract the services described in **Article 22**, in compliance with determinations of the Audit Committee.

Article 32 - The Company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for

this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with **§ 1** of this Article, or by 1 (one) proxy jointly with an Executive Officer.

§ 1 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which shall be specified the powers granted and the term of validity of powers of attorney.

§ 2 - The Company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney "ad judicia" or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

§ 3 - In the case of commitments assumed abroad, the Company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§ 4 - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in **§ 1** of this Article.

CHAPTER V - FISCAL COUNCIL

Article 33 - The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) principal members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Sole Paragraph – The investiture of the members of the Fiscal Council shall be conditional on the prior signature of a term of investiture, which shall include their subjection to the arbitration clause referred to in **Article 53**, as well as to meeting the applicable legal requirements.

Article 34 - The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 35 - In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.

Article 36 – The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members.

Sole Paragraph - The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Shareholders' General Meeting is held, their analysis of the management report and the financial statements.

CHAPTER VI - COMPANY PERSONNEL

Article 37 - The Company shall maintain a social security plan for its employees administered by a foundation established for this purpose, in compliance with the provisions of prevailing legislation.

CHAPTER VII - FISCAL YEAR AND DISTRIBUTION OF PROFITS

Article 38 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.

Article 39 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of Article 9, § 7 of Law No. 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the special-class preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the Company.

Article 40 - The proposal for distribution of profit shall include the following reserves:

I. Tax Incentive Reserve, to be constituted in accordance with the fiscal legislation in force;

II. Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the Company's purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the Company's share capital.

Article 41 - At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 42 - At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders' equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 43 - The dividends and interest on stockholders' equity mentioned in the **Sole Paragraph** of **Article 39** shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favor of the Company.

CHAPTER VIII — SALE OF CONTROL AND EXIT FROM THE NOVO MERCADO

Article 44 - The direct or indirect sale of control of the Company, whether through a single transaction or through a series of transactions, shall be undertaken pursuant to the condition that the purchaser of control undertakes to conduct a tender offer to purchase common shares, the object of which is shares issued by the Company and owned by the other common shareholders of the Company, in compliance with the terms and conditions provided for under applicable law, regulations in effect and the Novo Mercado Listing Rules, so as to ensure them equal treatment as that given to the selling controlling shareholder.

Article 45 - For the purposes of these By-Laws, the following capitalized terms will have the following meanings:

“Group of Shareholders” means a group of persons tied together by a voting agreement with any person (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), or which represents the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company. Among the examples of a person representing the same interest as the shareholder, which may subscribe for and/or acquire shares of the Company, is any person (i) who is directly or indirectly controlled or managed by such shareholder, (ii) who controls or manages, in any way, the shareholder, (iii) who is directly or indirectly controlled or managed by any person who directly or indirectly controls or manages such shareholder, (iv) in which the controller of such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, (v) in which such shareholder holds, directly or indirectly, an equity interest equal to or greater than thirty percent (30%) of the capital stock, or (vi) who directly or indirectly holds an equity interest equal to or higher than thirty percent (30%) of the shareholder’s capital stock.

“Economic Value” means the value of the Company and of its shares as may be determined by a valuation firm using recognized methodology or based on other criteria as may be defined by the CVM.

Article 46 - Any person, shareholder or Group of Shareholders who acquires or becomes, or has become, by any means, the holder of an amount equal to or greater than 25% (twenty-five percent) of the Company’s total issued common shares or of its total capital stock, excluding shares held in treasury, shall, within thirty (30) days after the date of acquisition or the event resulting in the ownership of shares in an amount equal to or greater than the aforementioned limit, make or request the registration of, as the case may be, a tender offer for all common shares issued by the Company (*oferta pública para aquisição*, or “OPA”), in compliance with applicable CVM and B3 regulations and the terms of this Article.

§ 1 - The OPA shall be (i) addressed equally to all shareholders holding common shares issued by the Company, (ii) made in an auction to be held at B3, (iii) launched at the price determined in accordance with the provisions of § 2 below, and (iv) paid in cash in Brazilian currency for the acquisition of the Company’s common shares issued in the OPA.

§ 2 - The minimum purchase price in the OPA of each common share issued by the Company shall be equal to the greater of:

(i) the Economic Value determined in an appraisal report;

(ii) 120% of the weighted average unit price of the common shares issued by the company during the period of 60 (sixty) trading sessions prior to the OPA; and

(iii) 120% of the highest price paid by the purchasing shareholder during the 12 (twelve) months before the purchasing shareholder attained a significant equity interest.

§ 3 - The OPA referred to in the head paragraph of this Article shall not exclude the possibility of another shareholder of the Company or, as the case may be, the Company itself, formulating a competing OPA, pursuant to the applicable regulations.

§ 4 - The person, shareholder or Group of Shareholders shall be required to comply with any standard requests or requirements of the CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

§ 5 - Any person, shareholder or Group of Shareholders that purchases or becomes the holder of other rights, including usufruct or trustee rights, related to the shares issued by the Company in an amount equal to or greater than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, shall be equally required to, within no later than 60 (sixty) days from the date of such purchase or the event resulting in the ownership of such rights related to shares in an amount equal to or higher than 25% (twenty-five percent) of the total common shares issued by the Company or of the total capital stock, excluding the shares held in treasury, make or request the registration, as the case may be, of an OPA, as described in this **Article 46**.

§ 6 - The obligations set forth in Article 254-A of Law No. 6,404/76 and in **Article 44** hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

§ 7 - The provisions of this **Article 46** are not applicable if a shareholder or Group of Shareholders becomes the holder of an amount exceeding 25% (twenty-five percent) of the total common shares issued by the company or of the total capital

stock, excluding the shares held in treasury, as a result of (a) the merger of another company into Vale, (b) the merger of shares of another company into Vale or (c) the subscription of Vale's shares, made in a single primary issuance approved at a General Meeting of the Company convened by the Board of Directors, and which proposal of capital increase has determined the issue price of the shares based on an Economic Value obtained from an economic and financial appraisal report of the Company prepared by an expert institution or firm with proven experience in the appraisal of publicly held companies.

§ 8 - Involuntary increases of equity interest resulting from the retirement of treasury stock, repurchase of shares or reduction of the Company's capital stock through the retirement of treasury stock shall not be included in the calculation of the percentage set forth in the head paragraph of this article.

§ 9 - If the CVM regulation applicable to the OPA set forth in this article provides for the adoption of a criterion for determining the OPA acquisition price of each share issued by the Company that results in an acquisition price higher than the acquisition price established under § 2 above, the acquisition price in the OPA set forth in this article shall be that determined pursuant to the terms of the CVM regulation.

Article 47 - In the event that any person, shareholder or Group of Shareholders fails to comply with the obligation of making a tender offer in accordance with the rules, proceedings and provisions set forth in this Chapter (the "Defaulting Shareholder"), including with respect to compliance with the deadlines for making and requesting registration of such offering, or compliance with potential requests by CVM:

(i) the Board of Directors of the Company shall convene an Extraordinary Shareholders' Meeting, in which the Defaulting Shareholder shall not be entitled to vote, to decide upon the suspension of the exercise of the rights of the Defaulting Shareholder, in accordance with Article 120 of Law No. 6,404/76; and

(ii) in addition to the obligation of making a tender offer under the terms set forth herein, the Defaulting Shareholder shall be required to cause the acquisition price of each of the Company's common shares in such tender offer to be fifteen percent (15%) higher than the minimum acquisition price determined for such tender offer.

Article 48 - The Company shall not register any transfer of common shares to the purchaser or to any person(s) who acquire(s) control until such person(s) have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.

Article 49 - No shareholders' agreement that provides for the exercise of control may be filed at the Company's headquarters unless the signatories thereof have complied with the provisions set forth in these By-Laws, subject to the provisions of **Article 46**.

Article 50 - Cases not expressly addressed in these By-Laws shall be resolved by the General Meeting and in accordance with Law No. 6,404/76, respecting the Novo Mercado Listing Rules.

Article 51 - Vale's exit from the Novo Mercado, whether by voluntary act, mandatory act or due to corporate reorganization, shall observe the rules in the Novo Mercado Listing Rules.

Article 52 - Without prejudice to the provisions of the Novo Mercado Listing Rules, the voluntary exit from the Novo Mercado shall be preceded by a tender offer that observes the procedures set forth in regulations of the CVM for tender offers for cancellation of registration as a publicly-held company and the following requirements:

(i) The offering price must be fair, and the request for a new appraisal of the Company shall be possible, as set forth in Law No. 6,404/76;

(ii) Shareholders owning more than 1/3 (one third) of the shares in circulation shall accept the tender offer or expressly agree with the exit from the segment without selling shares.

§ 1 - For the purposes of this **Article 52**, shares in circulation shall be considered to be only those shares whose owners expressly agree with the exit from the Novo Mercado or enable the auction of the tender offer, as set forth in the regulations of the CVM applicable to tender offers of publicly-held companies to cancel their registration.

§ 2 - The voluntary exit from the Novo Mercado may occur independently of holding the tender offer mentioned in this article, in the case waiver is approved by the General Meeting, under the Novo Mercado Listing Rules.

CHAPTER IX — ARBITRATION

Article 53 - The Company, its shareholders, administrators and members of the Fiscal Council and of the Committees undertake to resolve by arbitration before the Market Arbitration Chamber (*Câmara de Arbitragem do Mercado*), under its regulations, any and all disputes or controversies that may arise between or among them, related to or resulting from their condition as issuer, shareholders, administrators and members of the Fiscal Council, in particular, arising from the application, validity, effectiveness, interpretation, breach and its effects of the provisions of Law No. 6,385/76, Law No. 6,404/76, these By-Laws and the rules issued by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to the operation of capital markets in general, in addition to those in the Novo Mercado Listing Rules, other regulations of B3 and Participation Agreement Rules of the Novo Mercado.

CHAPTER X - PROHIBITION OF CONTRIBUTIONS TO POLITICAL MOVEMENTS

Article 54 - Vale and its controlled companies in Brazil or abroad are prohibited from making, directly or indirectly through third parties, any contribution to political movements, including those organized as parties, and to their representatives or candidates.

Annex VI - Documents related to the mergers of New Steel Global S.À.R.L., of New Steel S.A. and the Technological Center for Sustainable Solutions S.A

FILING AND JUSTIFICATION OF THE MERGER OF NEW STEEL GLOBAL S.À.R.L, NEW STEEL S.A. AND CENTRO TECNOLÓGICO SOLUÇÕES SUSTENTÁVEIS S.A. INTO VALE S.A.

VALE S.A., a publicly traded corporation whose principal place of business is Praia de Botafogo, 186 - suites 701, 1101, 1601, 1701, 1801 and 1901 | Botafogo | Rio de Janeiro, RJ 22250-145, bearer of CNPJ/ME 33.592.510/0001-54 and of Board of Trade of the State of Rio de Janeiro (JUCERJA) NIRE 33.3.0001976-6, hereby represented by its executive officers, Mr. Gustavo Duarte Pimenta, nationality: Brazilian, marital status: married, occupation: economist, I.D.: 5.762.765, issued by SSP/MG, Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 035.844.246-07; and Mr. Marcello Magistrini Spinelli, , nationality: Brazilian, marital status: married, occupation: production engineer, I.D.: 230121603, issued by SSP/SP, Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 197.378.918-30, whose professional address is Praia de Botafogo 186 - 19th floor | Botafogo | Rio de Janeiro, RJ 22250-145, hereinafter simply **VALE** or **Surviving Company**;

NEW STEEL GLOBAL S.À.R.L., a company incorporated under the laws of the Great Duchy of Luxembourg whose principal place of business is 14 rue Edward Steichen | L-2540 Luxembourg, bearer of CNPJ/ME 29.875.537/0001-87, hereby represented by its Director Mrs. Patricia Silva Rodrigues Scheel, nationality: Brazilian, marital status: married, occupation: engineer, I.D.: M8016140, issued by SSP/MG, Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 034.213.646-13, whose professional address is Praia de Botafogo 186 - 19th floor | Botafogo | Rio de Janeiro, RJ 22250-145, hereinafter simply **NSG**;

NEW STEEL S.A., a publicly traded corporation, with principal place of business at Praia de Botafogo, 186 - suite 701 | Botafogo | Rio de Janeiro, RJ 22250-145, bearer of CNPJ/ME 09.442.144/0001-72 and registered before the Board of Trade of the State of Rio de Janeiro (JUCERJA) under NIRE 33.3.0030358-8, hereby represented by its executive officers, Mr. Victor Pereira Padula, nationality: Brazilian, marital status: married, occupation: engineer, I.D.: MG.6.888.260, issued by SSP/MG, Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 027.679.626-82, and Mr. João Sichieri Moura, nationality: Brazilian, marital status: married, occupation: economist, I.D.: 65941015, issued by SSP/PR, Individual Taxpayer Number of the Ministry of Economy (Cadastro de Pessoas Físicas/Ministério da Economia – CPF/ME) 079.130.737-99, whose professional address is Praia de Botafogo 186 - 19th floor | Botafogo | Rio de Janeiro, RJ 22250-145, hereinafter simply **NS**; and

CENTRO TECNOLÓGICO SOLUÇÕES SUSTENTÁVEIS S.A., a closely held corporation, with principal place of business at Praia de Botafogo, 186 - suite 701 | Botafogo | Rio de Janeiro, RJ 22250-

145, bearer of CNPJ/ME 15.363.867/0001-89 and registered before the Board of Trade of the State of Rio de Janeiro (JUCERJA) under NIRE 33.3.0030215-8, hereby represented by its executive officers, Mr. Victor Pereira Padula and Mr. João Sichieri Moura, both already qualified above, whose professional address is Praia de Botafogo 186 - 19th floor | Botafogo | Rio de Janeiro, RJ 22250-145, hereinafter simply **CTSS**, and, together with **NSG** and **NS**, hereinafter **Absorbed Companies**;

VALE, **NSG**, **NS** and **CTSS**, also referred to jointly as **Corporations** or **Parties**, sign this Filing and Justification of Merger (Filing and Justification of Merger), which substantiates the conditions agreed upon got the merger of **NSG**, **NS** and **CTSS** into **VALE** as set forth in and for the purposes of articles 224, 225, 227 and 264 of Law 6404, enacted 12/15/76, (Business Corporation Act) and other applicable legal provisions (Mergers), as follows:

CLAUSE ONE – JUSTIFICATION OF THE MERGERS

1.1. **VALE** owns all shares issued by **NSG**, and **NSG** is the only shareholder in **NS**. For its part, **NS** owns all shares issued by **CTSS**. Therefore, Mergers will result in **VALE'S** direct management of **NSG**, **NS** and **CTSS** stock and in cost reductions on account of a more simplified corporate structure for all the aforementioned Corporations, including greater administrative and operational efficiency.

1.2. **VALE**, **NSG**, **NS** and **CTSS** management reviewed the alternatives for best conducting **NSG'S**, **NS'** and **CTSS'** managerial affairs and policies, taking into account the intent to streamline financial and operational resources. It was clear from the review that keeping several management structures would result in increased operating costs and simultaneously to a loss of important business synergies.

1.3. Therefore, in order to reduce operational costs, optimize business and corporate and financial organization, and optimize information flow, and given that **VALE** already directly or indirectly owns all **NSG**, **NS** and **CTSS** stock, and given **VALE**, **NSG**, **NS** and **CTSS** intend to carry out the Mergers interdependently, meaning approval of each merger is conditioned upon approval by the other mergers. Merger interdependency is justified on account of: (i) the impossibility of the merger of **NS** and **CTSS** into **NSG** without interrupting operations of the two Absorbed Companies since **NSG**, because it is a foreign corporation, can only operate in Brazil under specific government authorizations, which can take time to obtain; and (ii) the Parties' intent that Mergers occur on the same day to avoid separate bureaucratic and technical implementation processes for each merger.

1.4. As such and taking into account **NSG'S**, **NS'** and **CTSS'** current organizational structure, the most advantageous route for the Parties is to proceed with the Mergers. These Mergers will enable the Parties to better harness synergies, reduce operating costs and increase efficiency in addition to improving management and administration of **NSG'S**, **NS'** and **CTSS'** social businesses.

1.5. The Mergers will allow for **VALE** to absorb all **NSG**, **NS** and **CTSS** assets and liabilities, which will take effect fiscally and financially on the date Mergers are ultimately approved by the Corporations' shareholders. Once the Mergers are complete, which should be effected sequentially, each one immediately following the one before and conditioned on the others, **NSG**, **NS** and **CTSS** shall be dissolved for all legal effects, and **VALE** shall assume, as of said date, all rights, property and obligations without interruption. Following the Mergers, the balances in all credit and debit accounts that that compose **NSG'S**, **NS'** and **CTSS'** assets and liabilities should be reflected in **VALE'S** accounting books, transferred to the corresponding accounts and bearing any necessary adjustments.

CLAUSE TWO – PURPOSE AND BASE DATE OF MERGERS

2.1. The purpose of the operation is the comprehensive, sequential and interdependent Mergers of **NSG'S**, **NS'** and **CTSS'** stockholder equity, in that order, into **VALE**, and the **Absorbed Companies** shall automatically be dissolved for all legal purposes, and all their rights and obligations shall be survived by the **Surviving Company** pursuant to the terms of article 227 of the Business Corporation Act, which is why the Corporations, through their duly identified representatives, sign this agreement and for the purposes of articles 224 and 225 of the Business Corporation Act.

2.2. To clarify, the operation described in this Filing and Justification for Merger involves the sequential and interdependent Mergers of **NSG**, **NS** and **CTSS** into **VALE** as follows: (i) conditioned upon approval of the following items ii and iii, **NSG** shall merge into **VALE**, owner of all shares issued by **NSG**, and shall assume all rights and obligations of the Absorbed Company pursuant to the terms of 227 of the Business Corporation Act; (ii) immediately thereafter and conditioned upon approval of the foregoing item i and the following item iii, **NS** shall merge into **VALE**, which, on account of the merger with **NSG**, shall proceed to own all shares issued by **NS**, and shall assume all rights and obligations of the Absorbed Company pursuant to the terms of 227 of the Business Corporation Act; and (iii) finally and immediately thereafter and conditioned upon approval of the foregoing items i and ii, **CTSS** shall merge into **VALE**, which, on account of the merger with **NS**, shall proceed to own all shares issued by **CTSS**, and shall assume all rights and obligations of the Absorbed Company pursuant to the terms of 227 of the Business Corporation Act.

2.3. For the purpose of the Mergers, the base date is 11/30/2021 (Base Date), the preparation date for **NSG'S**, **NS'** and **CTSS'** stockholder equity documentation that shall serve as the basis for the sequential Mergers of the **Absorbed Companies'** stockholder equity into the **Surviving Company**.

CLAUSE THREE – APPRAISAL OF ABSORBED COMPANIES' PROPERTY

3.1. In accordance with legal requirements, notably the provisions set forth in articles 8 and 227 of the Business Corporation Act, the Merger must include an appraisal of the **Absorbed Companies'** stockholder equity at book value based on the **Absorbed Companies' financial statements** prepared

on the Base Date.

3.2. The firm of Macso Legate Auditores Independentes, located at Rua Bela Cintra 1200 | 2nd floor | São Paulo, SP and bearer of CNPJ 23.037.018/0001-63, State of São Paulo Accounting Board (CRC) registration 2SP033482/0-3 and Securities Commission (CVM) registration 12432, whose articles of incorporation are registered before the 9th Notary Office for Deeds and Documents for Individuals and Legal Entities in the State of São Paulo under entry 41387, in session dated 8/6/2015 including subsequent alterations, the last of which is dated 10/30/2019 under entry 53159 (Specialized Company), was retained to appraise the **Absorbed Companies'** stockholder equity. As set forth in articles 8, 226 and 227 of the Business Corporation Act, it prepared accounting appraisal reports of the **Absorbed Companies'** stockholder equity. The reports for **NS** and **CTSS** were dated 1/12/2022, and the report for **NSG** was dated 1/25/2022. The reports were based on the assets and liabilities listed in **NSG'S**, **NS'** and **CTSS'** financial statements prepared 11/30/2021 (Appraisal Reports), which are included in Annexes I, II and III to this Filing and Justification for Merger. The hiring of the Specialized Company and the Appraisal Reports shall be submitted for approval or ratification, as the case may be, by **Surviving Company**'s and **Absorbed Companies'** shareholders.

3.3. The Specialized Company appraised the **Absorbed Companies'** stockholder equity at book value pursuant to the **Absorbed Companies'** financial statements prepared on the Base Date, which had been prepared independently and in accordance with generally accepted accounting principles in Brazil.

3.4. According to the information in the Appraisal Reports prepared by the Specialized Company, (i) **NSG'S** stockholder equity at book value on the Base Date comes to R$77,452,728.67 (seventy-seven million four hundred fifty-two thousand seven hundred twenty-eight Brazilian *reals* and sixty-seven cents) (ii) **NS'** stockholder equity at book value on the Base Date comes to R$9,991,765.11 (nine million nine hundred ninety-one thousand seven hundred sixty-five Brazilian *reals* and eleven cents); and (iii) **CTSS'** accumulated deficit at Base Date comes to R$8,894,383.13 (eight million eight hundred ninety-four thousand three hundred eighty-three Brazilian *reals* and thirteen cents).

CLAUSE FOUR – ABSORBED COMPANIES' CAPITAL AND BASIC MERGER CONDITIONS

4.1. As of the date of this agreement, (i) **NSG'S** wholly subscribed and paid-in capital stands at EUR 51,904.78 (fifty-one thousand nine hundred four Euros and seventy-eight cents), equivalent, on the date this agreement is signed, to R$298,311.91 (two hundred ninety-eight thousand three hundred eleven Brazilian *reals* and ninety-one cents), represented by 5,190,478 (five million one hundred ninety thousand, four hundred seventy-eight) registered shares with a par value of EUR 0.01 (zero Euros and one cent) each, all owned by **VALE** and free and clear of all encumbrances; (ii) **NS'** wholly subscribed and paid-in capital stands at R$391,411,623.15 (three hundred ninety-one million four hundred eleven thousand six hundred twenty-three Brazilian *reals* and fifteen cents), represented by 19,888,420,595

(nineteen billion eight hundred eighty-eight million four hundred twenty thousand five hundred ninety-five) registered shares with no par value , all owned by **NSG** and free and clear of all encumbrances; and (iii) **CTSS'** wholly subscribed and paid-in capital stands at R$230.644.207,03 (two hundred thirty million six hundred forty-four thousand two hundred seven Brazilian *reals* and three cents), represented by 15,284,324,627 (fifteen billion two hundred eighty-four million three hundred twenty-four thousand six hundred twenty-seven) registered shares with no par value, all owned by **NS** and free and clear of all encumbrances.

4.2. With the Mergers, initially stockholder equity pertaining to **NSG**, a full subsidiary of **VALE,** shall be transferred to **VALE** at the corresponding book value since, as the **Surviving Company** is the sole shareholder of **NSG,** its stockholder equity already exclusively pertains thereto and figures in the **Surviving Company'** assets at the share value of shares issued by **NSG**. Once all 5,190,478 (five million one hundred ninety thousand, four hundred seventy-eight) shares issued by **NSG** and the **Surviving Company**'s property has expired as a result of said Merger, the respective value shall be replaced in **VALE'S** accounting ledgers with the value of **NSG'S** net equity.

4.3. Following the merger described in the foregoing Clause 4.2, **NS'** stockholder equity shall be transferred to **VALE** at book value since, following the merger of **NSG** into **VALE**, **the Surviving Company** shall be, as the universal successor of **NSG**, the sole shareholder of **NS**; in other words, **NS** shall momentarily be a wholly owned subsidiary of **VALE**, in which case **NS'** stockholder equity shall pertain entirely to **VALE** and shall figure in the **Surviving Company**'s assets at the share value of shares issued by **NS**. Thus, as result of the merger of **NS** into **VALE**, all 19,888,420,595 (nineteen billion eight hundred eighty-eight million four hundred twenty thousand five hundred ninety-five) shares issued by **NS** that, following the merger of **NSG** into **VALE**, are property of the **Surviving Company**, the respective value shall be replaced in **VALE'S** accounting ledgers with the value of **NS'** net equity.

4.4. Following the merger described in the foregoing Clause 4.3, **CTSS'** stockholder equity shall be transferred to **VALE** at book value since, following the merger of **NS** into **VALE**, **the Surviving Company** shall be, as the universal successor of **NS**, the sole shareholder of **CTSS**; in other words, **CTSS** shall momentarily be a wholly owned subsidiary of **VALE**, in which case **CTSS'** stockholder equity shall pertain entirely to **VALE** and shall figure in the Surviving Company's assets at the share value of shares issued by CTSS. Thus, as result of the Merger of **CTSS** into **VALE**, all 15,284,324,627 (fifteen billion two hundred eighty-four million three hundred twenty-four thousand six hundred twenty-seven) shares issued by **CTSS** that, following the Merger of **NS** into **VALE**, are property of the **Surviving Company**, the respective value shall be replaced in **VALE'S** accounting ledgers with the value of **CTSS'** net equity.

4.5. Any variations between the Base Date and effective Mergers of the calculated values of the **Absorbed Companies'** assets and liabilities to be transferred to the **Surviving Company** shall be

registered in the **Surviving Company**'s commercial and tax accounting records without interruption, and an expiration balance sheet shall be prepared on said date to meet legal requirements, at which time the pertinent transfers shall be recorded in the **Surviving Company**'s tax and accounting books.

4.6. On account of the provisions of the foregoing items 4.2, 4.3 and 4.4, the intended Mergers shall not result in an increase in the **Surviving Company**'s capital or in issuance of new shares.

4.7. With the automatic dissolution of the **Absorbed Companies**, the **Surviving Company** shall unconditionally assume, without interruption, all legal or agreed upon assets, rights and obligations beholden to **NSG**, **NS** and **CTSS**, and the **Absorbed Companies** shall be universally subsumed by the **Surviving Company**.

CLAUSE FIVE – MISCELLANEOUS

5.1. Approval of the Mergers **Absorbed Companies'** and the **Surviving Company**'s shareholders must be given at **NSG'S**, **NS'**, **CTSS'** and **VALE'S** special shareholders' meetings or equivalent, with the respective sequential dissolutions of the **Absorbed Companies** on account of the Mergers, in the case such are approved. It is hereby agreed that the Mergers may only be considered effective if approved by the respective applicable voting quorum of shareholders. Given that (i) **VALE** is currently the sole shareholder of **NSG**, (ii) it shall figure as the sole shareholder of **NS** and **CTSS** following the merger of **NSG** and **NS** respectively, and (iii) it proposes the Mergers by signing this instrument, no exchange of shares shall be necessary nor shall the rules regarding withdrawal rights to which articles 137, II, and 230 of the Business Corporation Act refer apply.

5.1. 1. Given the interdependent nature of the Mergers hereby proposed, the operation presented in this Filing and Justification for Merger shall only take place should all the Corporations' shareholders' meetings approve the mergers of all the **Absorbed Companies** into **VALE**. Should one of the stages described in items i through iii of item 2.2 not be approved, the Mergers shall not take place.

5.2. **VALE**, as the **Surviving Company** to the **Absorbed Companies**, shall be liable for complying with all acts required to carry out the Mergers, including registration and publication of all corporate acts related to the Mergers, cancellations, notary filings, registrations, communications and perfection of Mergers with government agencies or competent authorities. The **Surviving Company's** management shall also be liable for maintaining the **Absorbed Companies'** tax records, corporate records and accounting records as well as all tax documentation prepared during the Mergers as long as required by law.

5.3. The **Absorbed Companies'** and **Surviving Company**'s management understand the intended operation involving the Mergers is in the interest of the **Absorbed Companies**, the **Surviving Company** and their respective shareholders, which is why the operation is recommended.

5.4. This Filing and Justification for Merger may only be changed through a written instrument signed by all Parties and subject to the corporate approvals to which item 5.1 hereto refers, as applicable.

5.5. For all intents and purposes, the annexes to this Filing and Justification for Merger are an integral and inseparable part of this instrument.

5.6. Should any clause, provisions, term or condition of this Filing and Justification for Merger come to be considered void, the remaining clauses, provisions, terms and conditions shall not be affected and shall remain in effect.

5.7. This Filing and Justification for Merger shall be governed by and interpreted in accordance with the laws of Brazil.

5.8. The courts of the capital city and judicial district of Rio de Janeiro are chosen, with the waiver of any other court, however preferable it may be, to settle any controversy arising out of this agreement.

* * * * *

In witness whereof, the Parties hereto sign this instrument in the presence of the two undersigned witnesses and for a single purpose after being read and approved.

Rio de Janeiro, March 07, 2022.

VALE S.A.

By: Gustavo Duarte Pimenta Position: Executive Officer	By: Marcello Magistrini Spinelli Position: Executive Officer

NEW STEEL GLOBAL S.À.R.L.

By: Patricia Silva Rodrigues Scheel
Position: Director

NEW STEEL S.A.

____
By: Victor Pereira Padula
Position: President

____
By: João Sichieri Moura
Position: Executive Officer

CENTRO TECNOLÓGICO SOLUÇÕES SUSTENTÁVEIS S.A.

____
By: Victor Pereira Padula
Position: President

____
By: João Sichieri Moura
Position: Executive Officer

Witnesses:

____
Name: Adriana Nascimento Lemos de Moura
ID: 256145509 – DETRAN/RJ
Tax ID (CPF/MF): 142.481.967-94

____
Name: Katia Azeredo Diniz
ID: 1.353220 – IPF/RJ
Tax ID (CPF/MF): 609.504.127-91

ANNEX I
NSG Appraisal Report

ANNEX II
NS Appraisal Report

ANNEX III
CTSS Appraisal Report

ACCOUNTING EQUITY APPRAISAL REPORT (DETERMINED TRHOUG THE ACCOUNTING RECORDS) BASE DATE – NOVEMBRO 30, 2021

NEW STEEL GLOBAL S.à.r.l.

São Paulo, January 25, 2022.

To the shareholders of
New Steel Global S.à.r.l.
Rio de Janeiro - RJ

Dear Sirs,

As requested by you, we have carried out an appraisal of the shareholders' equity made up of all the components of the net assets (Shareholders' Equity) determined through the accounting records of the company **New Steel Global S.à.r.l.** on the base date of **November 30, 2021**.

We remain at your disposal for any necessary clarifications.

Yours sincerely

Macso Legate Auditores Independentes
CRC 2SP033482/O-3
CVM 12432

Rubens Lopes da Silva
Contador – CRC 1PR011811/O-1 TSP

APPRAISAL REPORT OF THE ACCOUNTING NET EQUITY FOR INCORPORATION PURPOSES DETERMINED THROUGH THE ACCOUNTING RECORDS

To the shareholders of
New Steel Global S.à.r.l.
Rio de Janeiro - RJ

Audit firm data

1. A **Macso Legate Auditores Independentes**, a company established in the city of São Paulo, at Rua Bela Cintra, 1.200 - 2nd floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo under no. CRC 2SP033482/O-3, and with the Securities and Exchange Commission - CVM under no. 12432, with its Articles of Incorporation registered with the 9th. Register Office of Securities and Documents and Civil Legal Entity of the Capital of the State if São Paulo, under no. 41.387 in session on 08/06/2015 and subsequent amendments, represented by its undersigned partner, Mr. Rubens Lopes da Silva, accountant. Rubens Lopes da Silva, accountant, registered in the Regional Accounting Council of the State of São Paulo under no. 1PR011811/O-1 TSP, holder of Identity Card no. 650.893-6 SSP-PR, enrolled in the CPF/ME under no. 044.701.689-04, resident and domiciled in this Capital of the State of São Paulo, with office at the same address as the represented party, appointed by the management of **New Steel S.à.r.l**. ("Company"), with registration no. B260414 registered with the Registre de Commerce Et Des Sociétés in Luxembourg, to carry out the valuation of the book net equity as of **November 30, 2021**, in accordance with Luxembourg accounting practices converted into Brazilian ones, presents below the result of its work.

Evaluation objective

2. The purpose of the evaluation of the book value on **November 30, 2021**, of **New Steel S.A**. is to incorporate it into **Vale S.A**., CNPJ No. 33.592.510/0001-54 and NIRE No. 33.3.0001976-6, to ensure the corporate reorganization of the companies of the group and meeting the requirements of articles 8 and 227 of Law nº. 6404 of December 15, 1976, and subsequent amendments.

Management responsibilities for accounting information

3. The Company's management is responsible for the accounting records and preparation of financial information in accordance with Luxembourg accounting practices and for such internal control as management determines is necessary to enable the preparation of financial information that is free from material misstatement, whether due to fraud or error. The summary of significant accounting practices adopted by the Company is described in **Appendix I** of the valuation report.

Scope of work and auditor's responsibility

4. Our responsibility is to express a conclusion on the book value of the Company's equity as of **November 30, 2021**, based on work conducted in accordance with Technical Communication CTG 2002 of 11/22/2018 - Valuation Report issued by an Independent Auditor, approved by the Federal Accounting Council - (CFC) which provides for the application of examination procedures to the balance sheet for the issuance of a valuation report. Accordingly, we have audited the Company's balance sheet, included in **Appendix II**, in accordance with the applicable accounting standards, which require that we comply with ethical requirements and plan and perform our work to obtain reasonable assurance about whether the net assets used in the preparation of our valuation report are free from material misstatement.

5. The issuance of a valuation report involves the execution of selected procedures to obtain evidence about the recorded amounts. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the Company's balance sheet in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our work also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6. Based on the work carried out, we have concluded that the amount of **R$ 77,452,728.67** (seventy-seven million, four hundred and fifty-two thousand, seven hundred and twenty-eight reais and sixty-seven cents) according to the balance sheet as of **November 30, 2021**, according to the accounting records and summarized in **Appendix II**, represents, in all relevant aspects, the Net Equity of **New Steel Global S.à.r.l.** measured in accordance with Luxembourg accounting practices and converted into Brazilian accounting practices.

Another subject

7. In compliance with the requirements of the Brazilian Securities and Exchange Commission - CVM, we inform that:

a. In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services provided by us and which are described above; and

b. We are not aware of any action by the company's controller or directors with the objective of directing, limiting, hindering, or performing any acts that have or may have compromised access, use, or knowledge of information, assets, documents, or work methodologies that are relevant to the quality of the respective conclusions.

São Paulo, January 25, 2022.

Macso Legate Auditores Independentes
CRC 2SP 033.482/O-3
CVM 12432

Rubens Lopes da Silva
Contador – CRC 1PR011811/O-1 TSP

APPENDIX I
New Steel Global S.à.r.l. (amounts in Dollar and Reais)

The details of the balance sheet, as well as the accounting policies adopted by the Company, are described below. The accounting policies, estimates and judgments are the same as those adopted in the preparation of the last annual financial statements.

The company's transactions are recorded in euros and translated into dollars for reporting purpose, therefore the amounts in this currency are converted into reais, based on the closing rate of November 30, 2021 of R$ 5.6199 for each US$ 1.00, except for the Advances for Future Capital Increase, Investments accounts which are converted at the historical rate.

1. Cash

These refer to bank balances and deposits held available to the company without any restrictions.

	US$	R$
Cash	2,619,883.89	14,723,485.48

2. Advance for future capital increase - AFAC

Advance for future capital increase - AFAC made to its subsidiary New Steel S.A. has an accumulated balance of USD 9,918,336.67 as of November 30, 2021, corresponding to the amount, in reais, of R$ 52,828,340.00. This amount will be capitalized after approval of the corporate act that will occur before the merger of the Company.

3. Investments

The Company holds all the shares issued by New Steel S.A., represented by 605,586,595 ordinary shares with full voting rights, all of them in registered form and without par value, and on November 30, 2021, the balance is USD 4,644,186.62, corresponding to R$ 9,991,765.11.

4. Suppliers

	US$	R$
Suppliers	16,167.89	90,861.92

5. Net Equity

The authorized share capital is EUR 51,904.78, divided into 5,190,478 ordinary shares of EUR 0.01, which revalued to dollars as of November 30, 2021 is US$ 58,979.40.

The Net Equity of the Company on November 30, 2021 is USD 17,166,239.29 equivalent to R$ 77,452.728,67

6. Net result

Income and expenses are recognized in the result for the year on an accrual basis, and in the eleven-month period ended November 30, 2021, a loss of US$ 12,550,838.96 equivalent to R$ 70,534,459.84 was presented.

APPENDIX II – BALANCE SHEET
New Steel Global S.à.r.l. on November 30, 2021 (amounts in Dollars and Reais)

ASSETS	US$	R$
Current Assets	**2,619,883.89**	**14,723,485.48**
Cash	2,619,883.89	14,723,485.48
Non Current Assets	**14,562,523.29**	**62,820,105.11**
Advance for future capital increase - AFAC	9,918,336.67	52,828,340.00
Investments	4,644,186.62	9,991,765.11
Total of the Assets	**17,182,407.18**	**77,543,590.59**
LIABILITIES AND NET EQUITY		
Current Liabilities	**16,167.89**	**90,861.92**
Suppliers	16,167.89	90,861.92
Total of the Liabilities	**16,167.89**	**90,861.92**
Net Equity	**17,166,239.29**	**77,452,728.67**
Total of the Liabilities and Net Equity	**17,182,407.18**	**77,543,590.59**

ACCOUNTING EQUITY APPRAISAL REPORT (DETERMINED TRHOUG THE ACCOUNTING BOOKS) BASE DATE – NOVEMBRO 30, 2021

NEW STEEL S.A.

São Paulo, January 12, 2022.

To the shareholders of
New Steel S.A.
Rio de Janeiro - RJ

Dear Sirs,

As requested by you, we have carried out an appraisal of the shareholders' equity made up of all the components of the net assets (Shareholders' Equity) determined through the accounting books of the company **New Steel S.A.** on the base date of **November 30, 2021**.

We remain at your disposal for any necessary clarifications.

Yours sincerely

Macso Legate Auditores Independentes
CRC 2SP033482/O-3
CVM 12432

Rubens Lopes da Silva
Contador – CRC 1PR011811/O-1 TSP

APPRAISAL REPORT OF THE ACCOUNTING NET EQUITY FOR INCORPORATION PURPOSES DETERMINED THROUGH THE ACCOUNTING BOOKS

To the shareholders of
New Steel S.A.
Rio de Janeiro - RJ

Audit firm data

1. A **Macso Legate Auditores Independentes**, a company established in the city of São Paulo, at Rua Bela Cintra, 1.200 - 2nd floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo under no. CRC 2SP033482/O-3, and with the Securities and Exchange Commission - CVM under no. 12432, with its Articles of Incorporation registered with the 9th. Register Office of Securities and Documents and Civil Legal Entity of the Capital of the State if São Paulo, under no. 41.387 in session on 08/06/2015 and subsequent amendments, represented by its undersigned partner, Mr. Rubens Lopes da Silva, accountant. Rubens Lopes da Silva, accountant, registered in the Regional Accounting Council of the State of São Paulo under no. 1PR011811/O-1 TSP, holder of Identity Card no. 650.893-6 SSP-PR, enrolled in the CPF/ME under no. 044.701.689-04, resident and domiciled in this Capital of the State of São Paulo, with office at the same address as the represented party, appointed by the management of **New Steel S.A.** ("Company"), CNPJ/MF 09.442.144/0001-72 and NIRE nº 33.3.0030358-8, to carry out the valuation of the book net equity as of **November 30, 2021**, in accordance with Brazilian accounting practices, presents below the result of its work.

Evaluation objective

2. The purpose of the evaluation of the book value on **November 30, 2021**, of **New Steel S.A**. is to incorporate it into **Vale S.A**., CNPJ No. 33.592.510/0001-54 and NIRE No. 33.3.0001976-6, to ensure the corporate reorganization of the companies of the group and meeting the requirements of articles 8 and 227 of Law nº. 6404 of December 15, 1976, and subsequent amendments.

Management responsibilities for accounting information

3. The Company's management is responsible for the accounting records and preparation of financial information in accordance with Brazilian accounting practices and for such internal control as management determines is necessary to enable the preparation of financial information that is free from material misstatement, whether due to fraud or error. The summary of significant accounting practices adopted by the Company is described in **Appendix I** of the valuation report.

Scope of work and auditor's responsibility

4. Our responsibility is to express a conclusion on the book value of the Company's equity as of **November 30, 2021**, based on work conducted in accordance with Technical Communication CTG 2002 of 11/22/2018 - Valuation Report issued by an Independent Auditor, approved by the Federal Accounting Council - (CFC) which provides for the application of examination procedures to the balance sheet for the issuance of a valuation report. Accordingly, we have audited the Company's balance sheet, included in **Appendix II**, in accordance with the applicable accounting standards, which require that we comply with ethical requirements and plan and perform our work to obtain reasonable assurance about whether the net assets used in the preparation of our valuation report are free from material misstatement.

5. The issuance of a valuation report involves the execution of selected procedures to obtain evidence about the recorded amounts. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the Company's balance sheet in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our work also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

6. Based on the work carried out, we have concluded that the amount of **R$ 9,991,765.11** (nine million, nine hundred and ninety-one thousand, seven hundred and sixty-five reais and eleven cents), according to the balance sheet as of **November 30, 2021**, recorded in the accounting books and presented in **Appendix II**, represents, in all relevant aspects, the Net Worth of **New Steel S.A**. evaluated in accordance with Brazilian accounting practices.

Another subject

7. In compliance with the requirements of the Brazilian Securities and Exchange Commission - CVM, we inform that:

a. In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services provided by us and which are described above; and

b. We are not aware of any action by the company's controller or directors with the objective of directing, limiting, hindering, or performing any acts that have or may have compromised access, use, or knowledge of information, assets, documents, or work methodologies that are relevant to the quality of the respective conclusions.

São Paulo, January 12, 2022.

Macso Legate Auditores Independentes
CRC 2SP 033.482/O-3
CVM 12432

Rubens Lopes da Silva
Contador – CRC 1PR011811/O-1 TSP

APPENDIX I
New Steel S.A. (amounts in Reais)

The details of the balance sheet, as well as the accounting policies adopted by the Company, are described below. The accounting policies, estimates and judgments are the same as those adopted in the preparation of the last annual financial statements.

1. Cash and Cash Equivalent

Cash and cash equivalents comprise cash, liquid and immediately redeemable deposits, financial investments in investments with insignificant risk of change in value. The financial investments refer to investments in Bank Deposit Certificates (CDB) and repurchase notes, readily convertible into cash, and indexed to the interbank deposit certificate rate ("DI rate" or "CDI").

Cash and Banks	103,580.39
Financial investments	3,859,560.64
Total	**3,963,141.03**

2. Taxes to recover

Current Assets

VAT (ICMS) to recover	12,053.75
VAT (PIS and COFINS) to recover	4,227.76
Income Tax (IRPJ/CSLL) to recover	437.37
Withholding taxes (IRRF) on financial investments	33,371.68
Withholding taxes (IRRF) on services provide by companies	1,700.69
Labor Tax (INSS) to recover	2,869.90
Service Tax (ISS) to recover	9,427.69
Total	**64,088.84**

Non-Current Assets

VAT (PIS and COFINS) to recover	244,688.19
Total	**244,688.19**

3. Other Current Assets

Advances for employees	176,244.29
Prepaid Insurance Expenses	27,009.50
Total	**203,253.79**

4. Judicial Deposits

Judicial deposits	36,573.66
Total	**36,573.66**

5. Advance for future capital increase

Advance for future capital increase - AFAC made to the Centro Tecnológico Soluções Sustentáveis S.A. has an accumulated balance on November 30, 2021, of R$ 46,341,640.00.

6. Fixed and Intangibles assets

Fixed Assets

Fixed assets are recognized at cost, net of accumulated depreciation and impairment losses, and are depreciated using the straight-line method based on their estimated useful lives, from the date the assets are available for their intended use.

Buildings	41,000.00
Facilities	6,199,210.34
Equipaments	5,056,942.72
IT Equipaments	611,380.10
Other fixed assets	4,822,648.05
Buildings - Accumulated depreciations	(32,430.51)
Facilities - Accumulated depreciations	(2,175,567.47)
Equipaments - Accumulated depreciations	(2,397,177.58)
IT Equipaments - Accumulated depreciations	(260,031.41)
Other fixed assets - Accumulated depreciations	(1,256,220.11)
Fixed Assets under Construction	8,014,337.40
Total	**18,624,091.53**

Intangible

Intangible assets are recognized at cost, net of accumulated amortization and impairment losses.

The Company has ongoing research, development projects and patents. Intangible research and development assets are not subject to amortization until the operational phase of the projects is complete.

Software	853,125.31
Software - Accumulated Amortizations	(633,305.81)
Patents	8,371,258.18
Total	**8,591,077.68**

7. Suppliers

Suppliers	1,407,959.96
Total	**1,407,959.96**

8. Salaries and charges payable

Salary and charges payable	77,828.31
Profit sharing	4,533,161.58
Total	**4,610,989.89**

9. Taxes payable

VAT (ICMS) payable	75,234.28
VAT (PIS and COFINS) payable	982.25
Service Tax (ISS) on services provided by companies	11,638.65
Other taxes on services provided by companies	26,105.70
Total	**113,960.88**

10. Provisions for contingencies

The Company is a party to labor and civil lawsuits, discussed at the administrative and judicial levels. The provisions for losses arising from these lawsuits are estimated and updated by the company, supported by the opinion of legal advisors.

Labor	62,672.88
Civil	158,482.87
Total	**221,155.75**

11. Advance for future capital increase

The Company received from its parent company New Steel Global N.V. advances for future capital increase - AFAC, whose balance on November 30, 2021, of R$ 52,828,340.00. This amount will be capitalized after approval of the corporate act that will take place before the incorporation of the Company.

12. Provisions for investment loss

The investment in the subsidiary Centro Tecnológico Soluções Sustentáveis S.A. presents Equity (Uncovered Liabilities) on November 30, 2021, in the amount of R$ 8,894,383.13.

13. Net Equity

The capital stock is R$ 198,583,283.16, fully subscribed and paid up in Brazilian currency, represented by 605,586,595 common shares with full voting rights, all of them registered and with no par value.

The item Accumulated losses on November 30, 2021, presents the amount of R$ 188,591,518.05, already including the loss for the period from January to November 2021 in the amount of R$ 67,817,416.23

Capital	198,583,283.16
Accumulated losses	(188,591,518.05)
Total of the Net Equity	**9,991,765.11**

14. Net result

Income and expenses are recognized in the income statement on an accrual basis. The eleven-month period ended **November 30, 2021**, resulted in a loss of R$ 67,817,416.23.

APPENDIX II – BALANCE SHEET
New Steel S.A. on November 30, 2021 (amounts in Reais)

ASSETS	
Current Assets	**4,230,483.66**
Cash and cash equivalents	3,963,141.03
Taxes to recover	64,088.84
Other current assets	203,253.79
Non Current Assets	**73,838,071.06**
Taxes to recover	244,688.19
Judicial deposits	36,573.66
Advance for future capital increase	46,341,640.00
Fixed assets	18,624,091.53
Intangible	8,591,077.68
Total of the Assets	**78,068,554.72**
LIABILITIES AND NET EQUITY	
Current Liabilities	**6,132,910.73**
Suppliers	1,407,959.96
Salary and charges payable	4,610,989.89
Taxes payable	113,960.88
Non Current Liabilities	**61,943,878.88**
Provision for contingencies	221,155.75
Advance for future capital increase	52,828,340.00
Provision for investment loss	8,894,383.13
Total of the Liabilities	**68,076,789.61**
Net Equity	
Capital	198,583,283.16
Accumulated losses	(188,591,518.05)
Total of the Net Equity	**9,991,765.11**
Total of the Liabilities and Net Equity	**78,068,554.72**

M/LEGATE

Morison KSi
Independent member

ACCOUNTING EQUITY APPRAISAL REPORT (DETERMINED TRHOUG THE ACCOUNTING BOOKS) BASE DATE – NOVEMBRO 30, 2021

CENTRO TECNOLÓGICO SOLUÇÕES SUSTENTÁVEIS S.A.

M/LEGATE

Morison KSi
Independent member

São Paulo, January 12, 2022.

To the shareholders of
Centro Tecnológico Soluções Sustentáveis S.A.
Rio de Janeiro - RJ

Dear Sirs,

As requested by you, we have carried out an appraisal of the shareholders' equity made up of all the components of the net assets (Shareholders' Equity) determined through the accounting books of the company **Centro Tecnológico Soluções Sustentáveis S.A.** on the base date of **November 30, 2021**.

We remain at your disposal for any necessary clarifications.

Yours sincerely

Macso Legate Auditores Independentes
CRC 2SP033482/O-3
CVM 12432

Rubens Lopes da Silva
Contador – CRC 1PR011811/O-1 TSP

APPRAISAL REPORT OF THE ACCOUNTING NET EQUITY FOR INCORPORATION PURPOSES DETERMINED THROUGH THE ACCOUNTING BOOKS

To the shareholders of
Centro Tecnológico Soluções Sustentáveis S.A.
Rio de Janeiro - RJ

Audit firm data

A **Macso Legate Auditores Independentes**, a company established in the city of São Paulo, at Rua Bela Cintra, 1.200 - 2nd floor, registered in the National Register of Legal Entities of the Ministry of Finance under no. 23.037.018/0001-63, registered with the Regional Accounting Council of São Paulo under no. CRC 2SP033482/O-3, and with the Securities and Exchange Commission - CVM under no. 12432, with its Articles of Incorporation registered with the 9th. Register Office of Securities and Documents and Civil Legal Entity of the Capital of the State if São Paulo, under no. 41.387 in session on 08/06/2015 and subsequent amendments, represented by its undersigned partner, Mr. Rubens Lopes da Silva, accountant. Rubens Lopes da Silva, accountant, registered in the Regional Accounting Council of the State of São Paulo under no. 1PR011811/O-1 TSP, holder of Identity Card no. 650.893-6 SSP-PR, enrolled in the CPF/ME under no. 044.701.689-04, resident and domiciled in this Capital of the State of São Paulo, with office at the same address as the represented party, appointed by the management of **Centro Tecnológico Soluções Sustentáveis S.A.** ("Company"), CNPJ/MF 15.363.867/0001-89 e NIRE nº 33.3.0030215-8, to carry out the valuation of the book net equity as of **November 30, 2021**, in accordance with Brazilian accounting practices, presents below the result of its work.

Evaluation objective

The purpose of the evaluation of the book value on November 30, 2021, **Centro Tecnológico Soluções Sustentáveis S.A.** is to incorporate it into **Vale S.A.**, CNPJ No. 33.592.510/0001-54 and NIRE No. 33.3.0001976-6, to ensure the corporate reorganization of the companies of the group and meeting the requirements of articles 8 and 227 of Law nº. 6404 of December 15, 1976, and subsequent amendments.

Management responsibilities for accounting information

1. The Company's management is responsible for the accounting records and preparation of financial information in accordance with Brazilian accounting practices and for such internal control as management determines is necessary to enable the preparation of financial information that is free from material misstatement, whether due to fraud or error. The summary of significant accounting practices adopted by the Company is described in **Appendix I** of the valuation report.

Scope of work and auditor's responsibility

2. Our responsibility is to express a conclusion on the book value of the Company's equity as of **November 30, 2021,** based on work conducted in accordance with Technical Communication CTG 2002 of 11/22/2018 - Valuation Report issued by an Independent Auditor, approved by the Federal Accounting Council - (CFC) which provides for the application of examination procedures to the balance sheet for the issuance of a valuation report. Accordingly, we have audited the Company's balance sheet, included in **Appendix II**, in accordance with the applicable accounting standards, which require that we comply with ethical requirements and plan and perform our work to obtain reasonable assurance about whether the net assets used in the preparation of our valuation report are free from material misstatement.

3. The issuance of a valuation report involves the execution of selected procedures to obtain evidence about the recorded amounts. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of the Company's balance sheet in order to design procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Our work also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion

4. Based on the work carried out, we conclude that the negative amount of **R$ 8,894,383.13** (eight million eight hundred and ninety-four thousand, three hundred and eighty-three reais and thirteen cents), according to the balance sheet as of **November 30, 2021**, recorded in the accounting books and presented in **Appendix II**, represents, in all relevant aspects, the Net Worth (Uncovered Liabilities) of the **Centro Tecnológico Soluções Sustentáveis S.A**. evaluated according to the Brazilian accounting practices.

Another subject

5. In compliance with the requirements of the Brazilian Securities and Exchange Commission - CVM, we inform that:

a. In accordance with the professional standards established by the Federal Accounting Council (CFC) through Resolution No. 821/97, we are not aware of any direct or indirect conflict of interest, nor of any other circumstance that represents a conflict of interest in relation to the services provided by us and which are described above; and

b. We are not aware of any action by the company's controller or directors with the objective of directing, limiting, hindering, or performing any acts that have or may have compromised access, use, or knowledge of information, assets, documents, or work methodologies that are relevant to the quality of the respective conclusions.

São Paulo, January 12, 2022.

Macso Legate Auditores Independentes
CRC 2SP 033.482/O-3
CVM 12432

Rubens Lopes da Silva
Contador – CRC 1PR011811/O-1 TSP

APPENDIX I
Centro Tecnológico Soluções Sustentáveis S.A. (amounts in Reais)

The details of the balance sheet, as well as the accounting policies adopted by the Company, are described below. The accounting policies, estimates and judgments are the same as those adopted in the preparation of the last annual financial statements.

1. Cash and Cash Equivalent

Cash and cash equivalents comprise cash, liquid and immediately redeemable deposits, financial investments in investments with insignificant risk of change in value. The financial investments refer to investments in Bank Deposit Certificates (CDB) and repurchase notes, readily convertible into cash, and indexed to the interbank deposit certificate rate ("DI rate" or "CDI").

Cash and Banks	129,068.89
Financial investments	4,997,033.88
Total	**5,126,102.77**

2. Inventory

The balance of R$34,700,404.94 refers to the acquisition of supplies for the construction of magnetic separators that will be sold after their construction.

3. Taxes to recover

Current Assets

Income Tax (IRPJ and CSSL) to recover	1,745.72
Withholding taxes (IRRF) on financial investments	31,826.24
VAT (ICMS) to recover	162,481.98
VAT (PIS and COFINS) to recover	110,710.68
Other taxes to recover	5,424.43
Total	**312,189.05**

Non-Current Assets

VAT (ICMS) to recover	3,236.52
VAT (PIS and COFINS) to recover	637,033.14
Total	**640,269.66**

4. Other Current Assets

Advances to employees	213,934.01
Other employees retentions	2,516.31
Total	**216,450.32**

5. Fixed and Intangibles Assets

Fixed Assets

Fixed assets are recognized at cost, net of accumulated depreciation and impairment losses, and are depreciated using the straight-line method based on their estimated useful lives, from the date the assets are available for their intended use.

Land	3,231,211.65
Buildings	5,276,152.49
Impairment (a)	(2,615,977.86)
Facilities	2,690,210.13
Equipments	10,369,692.99
IT Equipments	1,127,824.18
Other fixed assets	1,031,476.86
Buildings - Accumulated depreciations	(1,094,472.98)
Facilities - Accumulated depreciations	(1,289,710.89)
Equipments - Accumulated depreciations	(2,409,454.67)
IT Equipments - Accumulated depreciations	(364,251.30)
Other fixed assets - Accumulated depreciations	(388,665.07)
Fixed Assets under Construction	11,371,331.57
Total	**26,935,367.10**

(a) The Company performed a full impairment on one of its warehouses, registered in the buildings class, due to its structure being condemned and with high risk of collapse.

Intangible

Intangible assets are recognized at cost, net of accumulated amortization and impairment losses.

Software	189,845.74
Software - Accumulated amortizations	(100,398.19)
Total	**89,447.55**

6. Suppliers

Suppliers	12,063,644.76
Total	**12,063,644.76**

7. Salaries and charges payable

Profit sharing	1,571,561.71
Total	**1,571,561.71**

8. Taxes payable

VAT (ICMS) Payable	207,412.16
VAT (PIS) Payable	214.95
VAT (COFINS) Payable	1,255.97
Withholdings (IRRF) on services provided by companie:	4,196.43
Service Tax (ISS) on services provided by companies	27,072.11
VAT (PIS/COFINS) on services provided by companies	14,110.26
Total	**254,261.88**

9. Related Parties

Customer advance - Related parties - In November 2020, the Company entered into an agreement with Vale for the supply of magnetic separator blocks, spare parts, as well as the provision of assembly supervision services, monitoring of commissioning and assisted operation, and training for the operational team. The balance on November 30, 2021, is R$ 16,683,506.17.

Advance for future capital increase: The Company received from its parent company New Steel S.A. advances for future capital increase - AFAC, whose balance on November 30, 2021, of R$ 46,341,640.00. This amount will be capitalized after approval of the corporate act that will take place before the incorporation of the Company.

10. Net Equity (Uncovered Liabilities)

The capital stock is R$79,302,567.03 fully subscribed and paid up in Brazilian currency, represented by 150,160,627 common shares with full voting rights, all nominative and with no par value.

The balance of accumulated losses up to December 31, 2020, was R$ 40,037,568.12, and in the period from January to November 2021 a loss of R$ 48,159,382.04 was calculated, increasing the balance of this account to R$ 88,196,950.16, thus the company's net equity (uncovered liabilities) is R$ 8,894,383.13.

Capital	79,302,567.03
Accumulated losses	(88,196,950.16)
Total of the Net Equity (Uncovered Liabilities)	**(8,894,383.13)**

11. Net result

Income and expenses are recognized in the income statement on an accrual basis. The eleven-month period ended **November 30, 2021**, resulted in a loss of R$ 48,159,382.04

APPENDIX II – BALANCE SHEET

Centro Tecnológico Soluções Sustentáveis S.A. on November 30, 2021 (amounts in Reais)

ASSETS

Current Assets	**40,355,147.08**
Cash and cash equivalents	5,126,102.77
Estoques	34,700,404.94
Taxes to recover	312,189.05
Other current assets	216,450.32
Non Current Assets	**27,665,084.31**
Taxes to recover	640,269.66
Fixed assets	26,935,367.10
Intangible	89,447.55
Total of the Assets	**68,020,231.39**

LIABILILITES AND NET EQUITY (Uncovered Liabilities)

Current Liabilities	**30,572,974.52**
Suppliers	12,063,644.76
Salaries and charges payable	1,571,561.71
Customer advances - Related parties	16,683,506.17
Taxes payable	254,261.88
Non Current Liabilities	**46,341,640.00**
Advance for future capital increase	46,341,640.00
Total of the Liabilities	**76,914,614.52**
Net Equity (Uncovered Liabilities)	
Capital	79,302,567.03
Accumulated losses	(88,196,950.16)
Total of the Net Equity (Uncovered Liabilities)	**(8,894,383.13)**
Total of the Liabilities and Net Equity (Uncovered Liabilities)	**68,020,231.39**

Rua Bela Cintra, 1200 – 2º andar – Cerqueira César | São Paulo SP Brasil | CEP 01415-002 | Tel +55 11 5080-7500 | www.mlegate.com

São Paulo, January 3rd, 2022.

To:

VALE S.A.
Rio de Janeiro - RJ

Dear Sirs:

We are forwarding to you our proposal for providing services in the preparation of an Appraisal Report of the net book value of the assets of **New Steel Global S.à.r.l** (Luxembourg) to be incorporated, which is part of the corporate reorganization process.

We are, in advance, at your disposal for any clarifications that may be necessary.

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR 011811/O-1 T SP

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

A - TECHNICAL PROPOSAL

1. OBJECTIVE AND SCOPE OF WORK

The object of the present proposal is to render accounting valuation services and the consequent issuance of Asset Valuation Reports of the book net assets of **New Steel Global S.à.r.l (**Luxembourg), consisting of assets and liabilities, for the purposes of corporate reorganization, according to the Brazilian corporate law.

The Reports will be issued in accordance with Technical Communication CTG 2002 of November 22, 2018 - Valuation Report Issued by Accountant, approved by the Federal Accounting Council, based on the accounting net worth ascertained through the accounting books, duly signed by the accountants and legal representatives of the company, and includes the following procedures:

- Checking the values of the items against the Company's accounting records on the report's base date.
- Application of analytical review procedures for financial and accounting data.
- Review of information and subsequent events that have or may have material effects on the entity's financial position and operations.

We will develop the examinations on the net assets to be incorporated from the Target Company's balance sheet, comprising, among other procedures:

a. Work planning, considering the accounting system and internal controls.

b. Verification, based on tests, of the evidence and records that support the values to be presented in the report.

c. Evaluation of the representative accounting practices and estimates adopted by the Company's Management related to the amounts presented in the report.

d. For valuation of the company based on the accounting criteria and principles of the company's location in Luxembourg, a report will be prepared to be issued by the auditing firm **Eurolux Accounting** (Société à Responsabilité Limitée), also based in Luxembourg.

Brazilian and international auditing standards require compliance with ethical requirements and that audit work be planned and performed with the objective of obtaining reasonable assurance that the assets to be demerged are free from material misstatement. The audit process involves performing procedures to obtain audit evidence about the amounts involved in the balance sheet.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management.

Because of the inherent limitations of auditing, together with the inherent limitations of internal control, there is a risk that some material misstatements may not be detected even if audit examinations are properly planned and performed in accordance with auditing standards.

2. FORM OF EXECUTION OF THE WORK

Considering the demands of the work, we will involve a team composed of experienced accountants, with the necessary qualifications for the execution of the work. Thus, professionals involved with surveys, data consistency, documentation verification, and procedure analysis will act in the project.

We are counting on the help of the accountants responsible for providing all the information, documents, and reports needed to carry out the work.

The work will be supervised by partners and directors of **M/Legate,** who are responsible for the work.

The work will be carried out at the installations of **GRUPO VALE** and of **M/Legate**, according to the release of the documentation of each company or remotely, to safeguard the health and safety of those involved in the work, while situations of risk due to the pandemic remain.

The works will be planned by M/Legate and conducted in harmony with the activities of the **GRUPO VALE**, so as not to cause disturbance to the normal course of its services and working hours established by internal rules.

3. MANAGEMENT RESPONSIBILITIES

Our examinations will be conducted on the basis that management recognizes and understands that it is responsible:

a) by the identification and adequate presentation of the assets to be incorporated in accordance with the accounting practices adopted in Brazil;

b) by internal control necessary to ensure that the acquis to be merged is free from material misstatement, whether due to fraud or error; and

c) for providing us:

- access to all relevant information that management is aware of such as records, documentation, and other matters;

- additional information that the auditor may request from management for the purpose of the audit; and

- unrestricted access to persons within the company or other organizations that the auditor determines is necessary to obtain audit evidence.

As part of our audit process, we will request from management, where appropriate, Representation Letters concerning statements made to us in connection with proceedings involving the audit.

4. WORK PRODUCT AND EXECUTION TIMEFRAME

Work Product

As a result of our work, we submit to you the Appraisal Report of the Net Book Value of the Book Net Asset to be incorporated of New Steel Global, on November 30, 2021, prepared in accordance with the CTG 2002, approved by the Federal Accounting Council (CFC), in Portuguese and English. Our report will include:

- Identification of Macso Legate as the issuer of the report;
- Intended purpose of the appraisal report;
- Company Identification;
- Extent of audit procedures applied;
- Our conclusions.

Execution Timeframe

We estimate a deadline for execution of 15 days, to be counted as of the availability of all the documentation required for the work, or according to a schedule aligned between the parties.

The availability of all documentation at the beginning of our work and the indispensable information for the performance of our audit is fundamental, so that the results can be generated within the established deadlines.

5. OBLIGATIONS OF THE CONTRACTING PARTY AND CONTRACTOR

M/Legate undertakes to present, at the end of the works, to the Management of the **VALE GROUP,** the appraisal report of the company that is the object of the corporate reorganization.

M/Legate undertakes, under penalty of the law, to respect and ensure the confidentiality of information obtained during its work, not disclosing it, under any circumstances, to third parties without the express authorization of **GRUPO VALE**, except when there is a legal obligation to do so. Said confidentiality shall continue even after the end of the contractual commitments

The **VALE GROUP** is obliged to facilitate to **M/Legate**'s employees free access to the areas of the buildings where the services will be executed, as well as to the documentation and equipment necessary for the execution of the works.

The **VALE GROUP** is obliged to supply the information, documents, and assistance necessary for the good performance of the services.

LGPD: APPLY the clauses in the service agreement - no. 5500076902

B - COMMERCIAL PROPOSAL

6. FEES

To perform the work, we propose fees of R$76,940.00 (seventy-six thousand, nine hundred and forty Reais) for the Report in Portuguese, plus R$1,000.00 (one thousand reais) referring to conversion of the Report into English, if applicable.

The fees will be invoiced and paid according to the following conditions, provided in the Service Agreement - no. 5500076902, as follows:

a. After the preliminary report is delivered to Vale, the contractor must issue a measurement bulletin corresponding to the contracted value and send it to **Vale S.A**. for prior approval;

b. Upon delivery of the final report, the contractor shall issue a measurement bulletin with the remainder of the contracted amount for the services.

Vale S.A. will have 5 (five) days to validate the measurement bulletins issued by the contractor, approve the SRF (Service Record Sheet) and send the RF (Billing Report).

After this validation, **M/Legate** shall issue the Invoice until the 10th day of the month following the issue of the Measurement Bulletin and send the Invoice or collection document until the 15th day of the month in which the Invoice was issued. The payment term is 60 (sixty) days after the receipt of the invoice by **Vale S.A**.

The fees were established in contract, according to their situation, being operational or not, and the need for reports in Portuguese and English or only in Portuguese, as defined in section III

7. ACCEPTANCE OF THE PROPOSAL

Once this proposal is accepted, it must be signed by the Legal Representative of the requesting Company in the box below and returned to our company and may be signed with a digital certificate (e-cpf).

Once the present proposal is returned to the contractor, it will take the form of a contract, in accordance with the civil legislation.

And for being fair and agreed, the legal representatives of the Company sign the present proposal, which will be automatically converted into an amendment to the Service Agreement - no. 5500076902.

We look forward to hearing from you,

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR011811/0-1 T SP

7.1 Formalizing the Acceptance

We formalize our acceptance of the present proposal:

Acceptance Place and Date: ______________________________

Contractor's Name: ______________________________

Contractor's CNPJ: ______________________________

Legal Representative's Name: ______________________________

CPF: ______________________________

Legal Representative's Titles: ______________________________

Legal Representative's Signature: ______________________________

PROTOCOLO DE ASSINATURA(S)

O documento acima foi proposto para assinatura digital na plataforma Portal de Assinaturas Vale. Para verificar as assinaturas clique no link: https://vale.portaldeassinaturas.com.br/Verificar/657A-02CE-DC7D-4CF1 ou vá até o site https://vale.portaldeassinaturas.com.br:443 e utilize o código abaixo para verificar se este documento é válido. The above document was proposed for digital signature on the platform Portal de Assinaturas Vale . To check the signatures click on the link: https://vale.portaldeassinaturas.com.br/Verificar/657A-02CE-DC7D-4CF1 or go to the Websitehttps://vale.portaldeassinaturas.com.br:443 and use the code below to verify that this document is valid.

Código para verificação: 657A-02CE-DC7D-4CF1

Hash do Documento

38C3EBD0DB8545BC3BF018F4E5B33F5F66176FD9F27CD5EDC1E5A2424051E23D

O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 03/02/2022 é(são) :

☑ XAVIER CORDERO CUELLAR - 056.543.177-33 em 03/02/2022 16:03 UTC-03:00

Tipo: Assinatura Eletrônica

Identificaçao: Autenticação de conta

Evidências

Client Timestamp Thu Feb 03 2022 16:03:02 GMT-0300 (Horário Padrão de Brasília)

Geolocation Latitude: -23.0030667 Longitude: -43.4280481 Accuracy: 21.045

IP 187.114.97.8

Hash Evidências:

90C7FAC88F82637C778B955063E3AB55606F902784C07A829677565E8BBB4269

São Paulo, January 3rd, 2022.

To:

VALE S.A.
Rio de Janeiro - RJ

Dear Sirs:

We are sending you our proposal for services rendered in the preparation of an Appraisal Report of the net book value of the **New Steel S/A**.'s assets to be incorporated, which is part of the corporate reorganization process.

We are, in advance, at your disposal for any clarifications that may be necessary.

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR 011811/O-1 T SP

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

A - TECHNICAL PROPOSAL

1. OBJECTIVE AND SCOPE OF WORK

The object of the present proposal is to render accounting valuation services and the consequent issuance of Asset Valuation Reports of the book net assets of **New Steel S/A**. consisting of assets and liabilities, for the purposes of corporate reorganization, according to the Brazilian corporate law.

The Reports will be issued in accordance with Technical Communication CTG 2002 of November 22, 2018 - Valuation Report Issued by Accountant, approved by the Federal Accounting Council, based on the accounting net worth ascertained through the accounting books, duly signed by the accountants and legal representatives of the company, and includes the following procedures:

- Checking the values of the items against the Company's accounting records on the report's base date.
- Application of analytical review procedures for financial and accounting data.
- Review of information and subsequent events that have or may have material effects on the entity's financial position and operations.

We will develop the examinations on the net assets to be incorporated from the Target Company's balance sheet, comprising, among other procedures:

a. Work planning, considering the accounting system and internal controls.

b. Verification, based on tests, of the evidence and records that support the values to be presented in the report.

c. Evaluation of the representative accounting practices and estimates adopted by the Company's Management related to the amounts presented in the report.

Brazilian and international auditing standards require compliance with ethical requirements and that audit work be planned and performed with the objective of obtaining reasonable assurance that the assets to be demerged are free from material misstatement. The audit process involves performing procedures to obtain audit evidence about the amounts involved in the balance sheet.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management.

Because of the inherent limitations of auditing, together with the inherent limitations of internal control, there is a risk that some material misstatements may not be detected even if audit examinations are properly planned and performed in accordance with auditing standards.

2. FORM OF EXECUTION OF THE WORK

Considering the demands of the work, we will involve a team composed of experienced accountants, with the necessary qualifications for the execution of the work. Thus, professionals involved with surveys, data consistency, documentation verification, and procedure analysis will act in the project.

We are counting on the help of the accountants responsible for providing all the information, documents, and reports needed to carry out the work.

The work will be supervised by partners and directors of **M/Legate,** who are responsible for the work.

The work will be carried out at the installations of **GRUPO VALE** and of **M/Legate**, according to the release of the documentation of each company or remotely, to safeguard the health and safety of those involved in the work, while situations of risk due to the pandemic remain.

The works will be planned by M/Legate and conducted in harmony with the activities of the **GRUPO VALE**, so as not to cause disturbance to the normal course of its services and working hours established by internal rules.

3. MANAGEMENT RESPONSIBILITIES

Our examinations will be conducted on the basis that management recognizes and understands that it is responsible:

a) by the identification and adequate presentation of the assets to be incorporated in accordance with the accounting practices adopted in Brazil;

b) by internal control necessary to ensure that the acquis to be merged is free from material misstatement, whether due to fraud or error; and

c) for providing us:

- access to all relevant information that management is aware of such as records, documentation, and other matters;
- additional information that the auditor may request from management for the purpose of the audit; and
- unrestricted access to persons within the company or other organizations that the auditor determines is necessary to obtain audit evidence.

As part of our audit process, we will request from management, where appropriate, Representation Letters concerning statements made to us in connection with proceedings involving the audit.

4. WORK PRODUCT AND EXECUTION TIMEFRAME

Work Product

As a result of our work, we submit to you the Appraisal Report of the Net Book Value of the Book Net Asset to be incorporated of **New Steel S/A.**, on November 30, 2021, prepared in accordance with the CTG 2002, approved by the Federal Accounting Council (CFC), in Portuguese and English. Our report will include:

- Identification of Macso Legate as the issuer of the report;
- Intended purpose of the appraisal report;
- Company Identification;
- Extent of audit procedures applied;
- Our conclusions.

Execution Timeframe

We estimate a deadline for execution of 15 days, to be counted as of the availability of all the documentation required for the work, or according to a schedule aligned between the parties.

The availability of all documentation at the beginning of our work and the indispensable information for the performance of our audit is fundamental, so that the results can be generated within the established deadlines.

5. OBLIGATIONS OF THE CONTRACTING PARTY AND CONTRACTOR

M/Legate undertakes to present, at the end of the works, to the Management of the **VALE GROUP,** the appraisal report of the company that is the object of the corporate reorganization.

M/Legate undertakes, under penalty of the law, to respect and ensure the confidentiality of information obtained during its work, not disclosing it, under any circumstances, to third parties without the express authorization of **GRUPO VALE**, except when there is a legal obligation to do so. Said confidentiality shall continue even after the end of the contractual commitments

The **VALE GROUP** is obliged to facilitate to **M/Legate**'s employees, free access to the areas of the buildings where the services will be executed, as well as to the documentation and equipment necessary for the execution of the works.

The **VALE GROUP** is obliged to supply the information, documents, and assistance necessary for the good performance of the services.

LGPD: APPLY the clauses in the service agreement - no. 5500076902

B – COMMERCIAL PROPOSAL

6. FEES

To perform the work, we propose fees of R$11,250.00 (eleven thousand, two hundred and fifty reais) for the Report in Portuguese, plus R$1,500.00 (one thousand, five hundred reais) referring to conversion of the Report into English, if applicable.

The fees will be invoiced and paid according to the following conditions, provided in the Service Agreement - no. 5500076902, as follows:

a. After the preliminary report is delivered to Vale, the contractor must issue a measurement bulletin corresponding to the contracted value and send it to **Vale S.A**. for prior approval;

b. Upon delivery of the final report, the contractor shall issue a measurement bulletin with the remainder of the contracted amount for the services.

Vale S.A. will have 5 (five) days to validate the measurement bulletins issued by the contractor, approve the SRF (Service Record Sheet) and send the RF (Billing Report).

After this validation, **M/Legate** shall issue the Invoice until the 10th day of the month following the issue of the Measurement Bulletin and send the Invoice or collection document until the 15th day of the month in which the Invoice was issued. The payment term is 60 (sixty) days after the receipt of the invoice by **Vale S.A**.

The fees were established in contract, according to their situation, being operational or not, and the need for reports in Portuguese and English or only in Portuguese, as defined in section III

7. ACCEPTANCE OF THE PROPOSAL

Once this proposal is accepted, it must be signed by the Legal Representative of the requesting Company in the box below and returned to our company and may be signed with a digital certificate (e-cpf).

Once the present proposal is returned to the contractor, it will take the form of a contract, in accordance with the civil legislation.

And for being fair and agreed, the legal representatives of the Company sign the present proposal, which will be automatically converted into an amendment to the Service Agreement - no. 5500076902.

We look forward to hearing from you,

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR011811/0-1 T SP

7.1 Formalizing the Acceptance

We formalize our acceptance of the present proposal:

Acceptance Place and Date: ______________________________

Contractor's Name: ______________________________

Contractor's CNPJ: ______________________________

Legal Representative's Name: ______________________________

CPF: ______________________________

Legal Representative's Titles: ______________________________

Legal Representative's Signature: ______________________________

PROTOCOLO DE ASSINATURA(S)

O documento acima foi proposto para assinatura digital na plataforma Portal de Assinaturas Vale. Para verificar as assinaturas clique no link: https://vale.portaldeassinaturas.com.br/Verificar/0ED2-E864-64B9-6CD0 ou vá até o site https://vale.portaldeassinaturas.com.br:443 e utilize o código abaixo para verificar se este documento é válido. The above document was proposed for digital signature on the platform Portal de Assinaturas Vale . To check the signatures click on the link: https://vale.portaldeassinaturas.com.br/Verificar/0ED2-E864-64B9-6CD0 or go to the Websitehttps://vale.portaldeassinaturas.com.br:443 and use the code below to verify that this document is valid.

Código para verificação: 0ED2-E864-64B9-6CD0

Hash do Documento

A7118A28372702F6EC77DA76B40FC3B8068214D20A3F9AEB315A13810EA92D34

O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 03/02/2022 é(são) :

☑ XAVIER CORDERO CUELLAR - 056.543.177-33 em 03/02/2022 16:00 UTC-03:00

Tipo: Assinatura Eletrônica

Identificaçao: Autenticação de conta

Evidências

Client Timestamp Thu Feb 03 2022 16:00:09 GMT-0300 (Horário Padrão de Brasília)

Geolocation Latitude: -23.0030883 Longitude: -43.4280792 Accuracy: 19.681

IP 187.114.97.8

Hash Evidências:

0EC90B642D50D8FA3D0C1758318123BF64B81E1B3557F3B2C1D3867B71C8B87F

MLEGATE

Independent member
Morison Global

São Paulo, January 3rd, 2022.

To:

VALE S.A.
Rio de Janeiro - RJ

Dear Sirs:

We are sending you our proposal for services rendered in the preparation of an Appraisal Report of the net book value of the **Centro Tecnológico Soluções Sustentáveis S/A**.'s assets to be incorporated, which is part of the corporate reorganization process.

We are, in advance, at your disposal for any clarifications that may be necessary.

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR 011811/O-1 T SP

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

A - TECHNICAL PROPOSAL

1. OBJECTIVE AND SCOPE OF WORK

The object of the present proposal is to render accounting valuation services and the consequent issuance of Asset Valuation Reports of the book net assets of **Centro Tecnológico Soluções Sustentáveis S/A**. consisting of assets and liabilities, for the purposes of corporate reorganization, according to the Brazilian corporate law.

The Reports will be issued in accordance with Technical Communication CTG 2002 of November 22, 2018 - Valuation Report Issued by Accountant, approved by the Federal Accounting Council, based on the accounting net worth ascertained through the accounting books, duly signed by the accountants and legal representatives of the company, and includes the following procedures:

- Checking the values of the items against the Company's accounting records on the report's base date.
- Application of analytical review procedures for financial and accounting data.
- Review of information and subsequent events that have or may have material effects on the entity's financial position and operations.

We will develop the examinations on the net assets to be incorporated from the Target Company's balance sheet, comprising, among other procedures:

a. Work planning, considering the accounting system and internal controls.

b. Verification, based on tests, of the evidence and records that support the values to be presented in the report.

c. Evaluation of the representative accounting practices and estimates adopted by the Company's Management related to the amounts presented in the report.

Brazilian and international auditing standards require compliance with ethical requirements and that audit work be planned and performed with the objective of obtaining reasonable assurance that the assets to be demerged are free from material misstatement. The audit process involves performing procedures to obtain audit evidence about the amounts involved in the balance sheet.

The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management.

Because of the inherent limitations of auditing, together with the inherent limitations of internal control, there is a risk that some material misstatements may not be detected even if audit examinations are properly planned and performed in accordance with auditing standards.

2. FORM OF EXECUTION OF THE WORK

Considering the demands of the work, we will involve a team composed of experienced accountants, with the necessary qualifications for the execution of the work. Thus, professionals involved with surveys, data consistency, documentation verification, and procedure analysis will act in the project.

We are counting on the help of the accountants responsible for providing all the information, documents, and reports needed to carry out the work.

The work will be supervised by partners and directors of **M/Legate,** who are responsible for the work.

The work will be carried out at the installations of **GRUPO VALE** and of **M/Legate**, according to the release of the documentation of each company or remotely, to safeguard the health and safety of those involved in the work, while situations of risk due to the pandemic remain.

The works will be planned by M/Legate and conducted in harmony with the activities of the **GRUPO VALE**, so as not to cause disturbance to the normal course of its services and working hours established by internal rules.

3. MANAGEMENT RESPONSIBILITIES

Our examinations will be conducted on the basis that management recognizes and understands that it is responsible:

a) by the identification and adequate presentation of the assets to be incorporated in accordance with the accounting practices adopted in Brazil;

b) by internal control necessary to ensure that the acquis to be merged is free from material misstatement, whether due to fraud or error; and

c) for providing us:

- access to all relevant information that management is aware of such as records, documentation, and other matters;
- additional information that the auditor may request from management for the purpose of the audit; and
- unrestricted access to persons within the company or other organizations that the auditor determines is necessary to obtain audit evidence.

As part of our audit process, we will request from management, where appropriate, Representation Letters concerning statements made to us in connection with proceedings involving the audit.

4. WORK PRODUCT AND EXECUTION TIMEFRAME

Work Product

As a result of our work, we submit to you the Appraisal Report of the Net Book Value of the Book Net Asset to be incorporated of **Centro Tecnológico Soluções Sustentáveis S/A.**, on November 30, 2021, prepared in accordance with the CTG 2002, approved by the Federal Accounting Council (CFC), in Portuguese and English. Our report will include:

- Identification of Macso Legate as the issuer of the report;
- Intended purpose of the appraisal report;
- Company Identification;
- Extent of audit procedures applied;
- Our conclusions.

Execution Timeframe

We estimate a deadline for execution of 15 days, to be counted as of the availability of all the documentation required for the work, or according to a schedule aligned between the parties.

The availability of all documentation at the beginning of our work and the indispensable information for the performance of our audit is fundamental, so that the results can be generated within the established deadlines.

5. OBLIGATIONS OF THE CONTRACTING PARTY AND CONTRACTOR

M/Legate undertakes to present, at the end of the works, to the Management of the **VALE GROUP,** the appraisal report of the company that is the object of the corporate reorganization.

M/Legate undertakes, under penalty of the law, to respect and ensure the confidentiality of information obtained during its work, not disclosing it, under any circumstances, to third parties without the express authorization of **GRUPO VALE**, except when there is a legal obligation to do so. Said confidentiality shall continue even after the end of the contractual commitments

The **VALE GROUP** is obliged to facilitate to **M/Legate**'s employees, free access to the areas of the buildings where the services will be executed, as well as to the documentation and equipment necessary for the execution of the works.

The **VALE GROUP** is obliged to supply the information, documents, and assistance necessary for the good performance of the services.

LGPD: APPLY the clauses in the service agreement - no. 5500076902

B – COMMERCIAL PROPOSAL

6. FEES

To perform the work, we propose fees of R$11,250.00 (eleven thousand, two hundred and fifty reais) for the Report in Portuguese, plus R$1,500.00 (one thousand, five hundred reais) referring to conversion of the Report into English, if applicable.

The fees will be invoiced and paid according to the following conditions, provided in the Service Agreement - no. 5500076902, as follows:

a. After the preliminary report is delivered to Vale, the contractor must issue a measurement bulletin corresponding to the contracted value and send it to **Vale S.A**. for prior approval;

b. Upon delivery of the final report, the contractor shall issue a measurement bulletin with the remainder of the contracted amount for the services.

Vale S.A. will have 5 (five) days to validate the measurement bulletins issued by the contractor, approve the SRF (Service Record Sheet) and send the RF (Billing Report).

After this validation, **M/Legate** shall issue the Invoice until the 10th day of the month following the issue of the Measurement Bulletin and send the Invoice or collection document until the 15th day of the month in which the Invoice was issued. The payment term is 60 (sixty) days after the receipt of the invoice by **Vale S.A**.

The fees were established in contract, according to their situation, being operational or not, and the need for reports in Portuguese and English or only in Portuguese, as defined in section III

IMLEGATE

Independent member
Morison Global

7. ACCEPTANCE OF THE PROPOSAL

Once this proposal is accepted, it must be signed by the Legal Representative of the requesting Company in the box below and returned to our company and may be signed with a digital certificate (e-cpf).

Once the present proposal is returned to the contractor, it will take the form of a contract, in accordance with the civil legislation.

And for being fair and agreed, the legal representatives of the Company sign the present proposal, which will be automatically converted into an amendment to the Service Agreement - no. 5500076902.

We look forward to hearing from you,

Yours sincerely,

Macso Legate Auditores Independentes
CRC 2SP033482/O-3

Rubens Lopes da Silva
CRCSP 1PR011811/0-1 T SP

7.1 Formalizing the Acceptance

We formalize our acceptance of the present proposal:

Acceptance Place and Date: ______________________________

Contractor’s Name: ______________________________

Contractor’s CNPJ: ______________________________

Legal Representative’s Name: ______________________________

CPF: ______________________________

Legal Representative’s Titles: ______________________________

Legal Representative’s Signature: ______________________________

Rua Bela Cintra, 1200 – 2º. Andar – Cerqueira César | São Paulo SP Brasil | CEP 01514-00 | Tel +55 11 5080-7500 | www.mlegate.com

PROTOCOLO DE ASSINATURA(S)

O documento acima foi proposto para assinatura digital na plataforma Portal de Assinaturas Vale. Para verificar as assinaturas clique no link: https://vale.portaldeassinaturas.com.br/Verificar/36B3-3E6C-BC87-C610 ou vá até o site https://vale.portaldeassinaturas.com.br:443 e utilize o código abaixo para verificar se este documento é válido. The above document was proposed for digital signature on the platform Portal de Assinaturas Vale . To check the signatures click on the link: https://vale.portaldeassinaturas.com.br/Verificar/36B3-3E6C-BC87-C610 or go to the Websitehttps://vale.portaldeassinaturas.com.br:443 and use the code below to verify that this document is valid.

Código para verificação: 36B3-3E6C-BC87-C610

Hash do Documento

D115D279E23526BE76C8C06824E875834E9E79C0EAEAFFFCCF51CEDC91714F79

O(s) nome(s) indicado(s) para assinatura, bem como seu(s) status em 03/02/2022 é(são) :

☑ XAVIER CORDERO CUELLAR - 056.543.177-33 em 03/02/2022 15:59 UTC-03:00

Tipo: Assinatura Eletrônica

Identificaçao: Autenticação de conta

Evidências

Client Timestamp Thu Feb 03 2022 15:59:20 GMT-0300 (Horário Padrão de Brasília)

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IP 187.114.97.8

Hash Evidências:

34D0453A57F3F8CC056BCC8FE1FBCA158FAD57F0300E781D1C4600F26D6CC624

ANNEX 21

APPRAISER INFORMATION

Mandatory information under article 21 of CVM Instruction 481/2009

1. **List appraisers recommended by management**

Management recommended the independent auditing firm of Macso Legate Auditores Independentes, located at Rua Bela Cintra 1200 | 2nd floor | São Paulo, SP and bearer of CNPJ 23.037.018/0001-63, State of São Paulo Accounting Board (CRC) registration 2SP033482/0-3 and Securities Commission (CVM) registration 12432, to appraise: (a) stockholder equity of New Steel Global S.à.r.l. for merger into Vale S.A.; (b) stockholder equity of New Steel S.A. for merger into Vale S.A.; and (c) stockholder equity of CTSS – Centro Tecnológico de Soluções Sustentáveis S.A. for merger into Vale S.A.

2. **Describe recommended appraisers' experience/expertise**

Macso Legate Auditores Independentes is a multifunctional organization registered with the CVM as an independent auditing firm. It has extensive experience issuing accounting appraisal reports. It has been rendering services to companies operating in Brazil and abroad for over 20 years.

3. **Include a copy of proposals and fees for recommended appraisers**

Appraiser quotes and fees attached.

4. **Describe any significant relationship in the last three (3) years between recommended appraisers and Company-related parties as defined by the accounting rules governing such matters**

In 2021, Macso Legate Auditores Independentes rendered the following services:

- Tecnored – Tecnologia de Autorredução Ltda.
  Service rendered: preparation of financial report(s).
- Vale Manganês S.A.
  Service rendered: preparation of financial report(s).
- VMB – Vale Metais Básicos S.A.

Service rendered: preparation of financial report(s).

In 2020, Macso Legate Auditores Independentes rendered the following services:

- CPFL Companhia Paulista de Ferro Ligas.
  Service rendered: preparation of financial report(s).
- VALESUL Alumínio S.A.
  Service rendered: preparation of financial report(s).
- Minerações Brasileiras Reunidas S.A.
  Service rendered: preparation of financial report(s).
- Minas da Serra Geral S.A.
  Service rendered: preparation of financial report(s).
- MSE Serviços de Operação, Manutenção e Montagens Ltda.
  Service rendered: preparation of financial report(s).
- Retiro Novo Reflorestamento Ltda.
  Service rendered: preparation of financial report(s).
- Mineração Guariba Ltda.
  Service rendered: preparation of financial report(s).
- CPP Participações S.A.
  Service rendered: preparation of financial report(s).
- Empreendimentos Brasileiros de Minerações S.A. – EBM
  Service rendered: preparation of financial report(s).
- Biopalma da Amazônia S.A. Reflorestamento Indústria e Comércio
  Service rendered: preparation of financial report(s).
- MS Empreendimentos e Participações Ltda.
  Service rendered: preparation of financial report(s).

In 2019, Macso Legate Perícias, Avaliações e Consultoria Ltda, bearer of CNPJ 00.734.254/0001-33, a company within the same business group, rendered the following services:

- Empresa Mineração Ocirema Ind. e Com. Ltda
  Service rendered: preparation of financial report(s).
- Empresa Mineração Manati Ltda
  Service rendered: preparation of financial report(s).
- Empresa Mineração Dobrados S/A. Ind. e Com.
  Service rendered: preparation of financial report(s).

<u>Information required under article 20-A of Securities Commission (CVM) Instruction 481/2009</u>

1. Filing and justification of the operation under the terms of articles 224 and 225 of Law 6,404/76.

The Filing and Justification of Merger of New Steel Global S.À.R.L, New Steel S.A. and Centro Tecnológico Soluções Sustentáveis S.A. into Vale S.A. (Vale or Company, Filing and Justification of Merger, respectively) are included in [Annex X] to Management's Proposal to the General Meeting and Extraordinary General Meeting (Management's Proposal). The assets and liabilities that will compose the corporations are described in clause three and four of the Filing and Justification of Merger.

2. Other agreements, contracts and pre-contracts regulating the exercising of voting rights or the transferring of shares issued by subsisting companies or those resulting from the operation, filed in the company's headquarters or of which the controller of the company is a party.

Not applicable.

3. Description of the operation, including:

a. Terms and conditions

The proposed sequential and interdependent merger of New Steel Global S.À.R.L. (NSG), New Steel S.A. (NS) and Centro Tecnológico Soluções Sustentáveis S.A. (CTSS) into Vale (Mergers), as follows: (i) conditioned upon approval of the following items ii and iii, NSG shall merge into Vale, owner of all shares issued by NSG, and shall assume all rights and obligations of the absorbed company pursuant to the terms of 227 of the Business Corporation Act; (ii) immediately thereafter and conditioned upon approval of the foregoing item i and the following item iii, NS shall merge into Vale, which, on account of the merger with NSG, shall proceed to own all shares issued by NS, and shall assume all rights and obligations of the absorbed company pursuant to the terms of 227 of the Business Corporation Act; and (iii) finally and immediately thereafter and conditioned upon approval of the foregoing items i and ii, CTSS shall merge into Vale, which, on account of the merger with NS, shall proceed to own all shares issued by CTSS, and shall assume all rights and obligations of the absorbed company pursuant to the terms of 227 of the Business Corporation Act.

Mergers shall be effected sequentially, each one immediately following the one before and conditioned on the others. NSG, NS and CTSS shall be dissolved for all legal effects, and Vale shall assume, as of said date, all rights, property and obligations without interruption.

b. Obligations to compensate: (i) administrators of any of the companies involved; (ii) should operation not take place

None.

c. Comparative table of rights, advantages and restrictions of the shares of the companies involved or arising before and after the operation

The Mergers will not result in changes to the rights, advantages and restrictions of the shares of the Company. As the absorbed companies will be dissolved through the mergers, their shares will be expired as a result of the operation.

d. Possible need for approval by debenture holders or by other creditors

Approval of the Mergers does not require approval of Vale, NSG, NS or CTSS debenture holders or other creditors.

e. Assets and liabilities that make up each portion of property in the event of a spin-off

Not applicable.

f. Resulting companies' intent to obtain registration as a securities issuer

Not applicable as Vale is and will continue to be registered as a publicly traded corporation, category A securities issuer.

4. Plans to conduct business, notably regarding the promotion of specific corporate events.

NSG, NS and CTSS shall be dissolved for all legal effects, and Vale shall assume, as of said date, all rights, property and obligations without interruption.

Vale will continue to engage in the activities listed as its purpose and shall continue to be registered as a publicly traded corporation.

5. Analysis of the following aspects of the operation:

a. Description of key expected benefits, including: (i) synergies, (ii) tax benefits; (iii) strategic advantages

The merger process is being proposed online to simplify corporate structure and with the strategy of developing technology for dry ore processing. Mergers are to occur sequentially in the order expressed in item 3a and interdependently, meaning each merger conditioned on approval of the others. The purpose of the operation is to reduce corporate management costs and increase business synergies since research and developing technological engineering solutions will be fully integrated with current operations and future projects. Vale stresses that the merger process will result in a merger of all assets/equity, which will allow for amortization of asset surplus.

b. Costs

Vale's management estimates total costs for Mergers will come to approximately R$1,550,000.00 (one million five hundred fifty thousand Brazilian *reals*), including costs for publications, appraisers and other consultants hired for the process.

c. Risk factors

Following the Mergers, Vale shall be the universal successor of all assets and liabilities beholden to NSG, NS and CTSS, whose equity, according to the Appraisal Report, totals R$77,452,728.67 (seventy-seven million four hundred fifty-two thousand seven hundred twenty-eight Brazilian *reals* and sixty-seven cents), R$9,991,765.11 (nine million nine hundred ninety-one thousand seven hundred sixty-five Brazilian *reals* and eleven cents) and - R$8,894,383.13 (negative eight million eight hundred ninety-four thousand three hundred eighty-three Brazilian reals and thirteen cents), respectively. Regardless, Vale does not foresee significant risks with regard to the Merger.

d. In the case of a transaction with a related party, possible alternatives that could have been used to achieve the same objectives, indicating the reasons for ruling out said alternatives

It was clear that keeping several management structures would result in increased operating costs and simultaneously to a loss of important business synergies. Thus, there is no apparent alternative structure to the Mergers that would achieve the same desired objectives.

e. Exchange ratio

Vale is the direct or indirect owner of 100% (one hundred percent) of the shares issued by NSG, NS and CTSS. Following each merger, Vale will directly own 100% of each company. Thus, the Mergers will not result in an increase in the Company's capital nor in any change to shareholders' ownership There is thus no comment to be made with regard to exchange.

f. In operations involving controlling and controlled companies, or companies under common control: (i) Exchange ratio of shares calculated in accordance with article 264 of Law 6,404/76; (ii) Detailed description of the process of negotiating the exchange ratio and other terms and conditions of the operation; (iii) If a transaction was preceded in the last 12 (twelve) months by a buyout or acquisition of the controlling block of shares: (a) comparative analysis of the exchange ratio and the price paid for the buyout; (b) justification of any differences in appraisal of the different operations; (iv) Reason why the exchange ratio is commutative, with a description of the procedures and criteria used to ensure the commutative property of the operation or, if exchange ratio is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

Vale is the direct or indirect owner of 100% (one hundred percent) of the shares issued by NSG, NS and CTSS. Following each merger, Vale will directly own 100% of each company. Thus, the Mergers will not result in an increase in the Company's capital nor in any change to shareholders' ownership There is thus no comment to be made with regard to exchange.

6. Copy of the minutes of all of the meetings between the Board of Directors, Audit Committee and special committees in which the operation was discussed, including any dissenting votes.

The operation was discussed at a meeting of Vale' Executive Board held on January 31, 2022.

It was also discussed at a meeting of Vale's Board of Directors held February 24, 2022.

The mergers were discussed at a meeting of Vale's Audit Committee, which resulted in the Audit Committee report dated February 21, 2022.

The minutes of the Board of Directors' meeting and the Audit Committee's report are available in [Annexes VII.(j) and VII.(k)] to Management's Proposal.

7. Copy of studies, presentations, reports, opinions, comments or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation.

The appraisal reports at book value of NSG'S, NS' and CTSS' stockholder equity to be transferred to Vale as a result of the mergers were prepared by Macso Legate Auditores Independentes, are an integral part of the Filing of Merger and can be found in [Annex VII.(a)] to the Proposal.

7.1. Identification of potential conflicts of interest between the financial institutions, businesses and persons who have prepared the documents mentioned in item 7 and the companies involved in the operation.

None.

8. Drafts of articles of incorporation or amendments thereto for companies resulting from the operation

The Mergers will not lead to any changes to Vale's Articles of Incorporation.

9. Financial statements used for the purposes of the operation in accordance with the specific rule

New Steel Global's, New Steel S.A.'s and Centro Tecnológico de Soluções Sustentáveis's balance sheets used for the operation were prepared on the Base Date of November 31, 2021 based on information in the respective appraisal reports for each of the companies.

10. Proforma financial statements used for the purposes of the operation in accordance with the specific rule

Not applicable pursuant to article 10 of CVM Instruction 565/2015 since there will be no dilution of Vale shareholders on account of the Mergers.

11. Document containing information about directly involved companies that are not publicly traded companies, including: (a) risk factors pursuant to items 4.1 and 4.2 of the reference form; (b) description of main changes to risk factors

over the previous year and expectations regarding reduced or increased exposure to risks as a result of the operation pursuant to item 5.4 of the reference form; (c) description of its activities pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form; (d) description of the economic group pursuant to item 15 of the reference form; (e) description of capital stock pursuant to item 17.1 of the reference form.

(a) risk factors pursuant to items 4.1 and 4.2 of the reference form

The risk factors to the Company do not include any factors owing exclusively to NSG, NS and CTSS.

(b) description of main changes to risk factors over the previous year and expectations regarding reduced or increased exposure to risks as a result of the operation pursuant to item 5.4 of the reference form

Not applicable.

(c) description of its activities pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form

NSG: Holding that, at the time of acquisition of New Steel, was titleholder of the patents and that was redomiciled to Luxembourg.

NS: An active and operational iron-ore and tailings processing technology corporation. It developed fines dry magnetic separation (FDMS) technology, which does not use water when processing ore. It has NS-03, a pilot plant to develop and apply FDMS technology.

CTSS: An active and operational corporation that assembles dry processing magnetic concentrators (e.g. no wet tailings, sludge), which are a crucial part of Vale's future iron-ore projects. It has a modem laboratory that includes equipment for highly qualified researchers and technicians as well as a state-of-the-art manufacturing complex. All of its sustainable projects focus on the mining and steel sector for dry processing several ores.

(d) description of the economic group pursuant to item 15 of the reference form

Vale is the direct or indirect owner of 100% (one hundred percent) of the shares issued by NSG, NS and CTSS. Following each merger, Vale will directly own 100% of each company.

12. Description of the capital structure and control following the operation pursuant to item 15 of the reference form

Vale's capital structure and control will not change as a result of the mergers since the Company will not be issuing any new shares.

13. Number, class, category and type of securities of each company involved in the operation held by any other companies involved in the operation or by people associated with such companies, as defined in the rules addressing public offering for share purchases

With the Mergers, initially equity pertaining to NSG, a full subsidiary of Vale, will be transferred to Vale at the corresponding book value since, as the surviving company is the sole shareholder of NSG, its stockholder equity already exclusively pertains thereto and figures in the surviving company' assets at the share value of shares issued by NSG. Once all 5,190,478 (five million one hundred ninety thousand, four hundred seventy-eight) shares issued by NSG and the surviving company's property has expired as a result of said merger, the respective value will be replaced in Vale's accounting ledgers with the value of NSG'S net equity.

Following the merger described in the foregoing, NS' stockholder equity will be transferred to Vale at book value since, following the merger of NSG into Vale, the surviving company will be, as the universal successor of NSG, the sole shareholder of NS; in other words, NS will momentarily be a wholly owned subsidiary of Vale, in which case NS' equity will pertain entirely to Vale and will figure in the Surviving Company's assets at the share value of shares issued by NS. Thus, as result of the merger of NS into Vale, all 19,888,420,595 (nineteen billion eight hundred eighty-eight million four hundred twenty thousand five hundred ninety-five) shares issued by NS that, following the merger of NSG into Vale, are property of the surviving company the respective value shall be replaced in Vale's accounting ledgers with the value of NS' net equity.

Finally, CTSS' stockholder equity will be transferred to Vale at book value since, following the merger of NS into Vale, the surviving company will be, as the universal successor of NS, the sole shareholder of CTSS; in other words, CTSS will momentarily be a wholly owned subsidiary of Vale, in which case CTSS' equity will pertain entirely to Vale and shall figure in the Surviving Company's assets at the share value of shares issued by CTSS. Thus, as result of the Merger of CTSS into Vale, all 15,284,324,627 (fifteen billion two hundred eighty-four million three hundred twenty-four thousand six hundred twenty-seven) shares issued by CTSS that, following the Merger of NS into Vale, are property of the surviving company, the respective value shall be replaced in Vale' accounting ledgers with the value of CTSS' net equity.

Vale's capital totals R$77,300,000,000,00 (seventy-seven billion three hundred million Brazilian *reals*), divided into 4,999,040,063 (four billion nine hundred ninety-nine million forty thousand sixty-three) book-entry shares, and there will be no changes to Vale's capital as a result of the Mergers.

14. Exposure of any of the companies involved in the operation, or of people associated to them, as defined by the rules governing the public offering for acquisition of shares in derivatives referenced in securities issued by other companies involved in the operation

Not applicable.

15. Report covering all business conducted in the last 6 (six) months by the persons listed below with securities issued by the companies involved in the operation:

a. Companies involved in the operation

In the last six (6) months, neither NSG, NS or CTSS have been party to any operations involving the purchase or sale of securities issued by Vale.

In this same period Vale has also not been party to any operations involving the purchase or sale of securities issued by Vale, private entities or listed companies.

b. Parties related to companies involved in the operation

Not applicable.

16. Document in which the Independent Special Committee submitted its recommendations to the Board of Directors if the operation has been negotiated in accordance with the CVM Guidance Opinion 35/2008

Not applicable given that Vale directly or indirectly owns 100% (one hundred percent) of the shares representing NSG'S, NS' and CTSS' capital and, at the time of the Mergers, Vale will directly own each company. Thus the Mergers will not result in an increase in the Company's capital nor in any change to shareholders' ownership. Therefore, no exchange ratio or substitution needs to be negotiated.

General instructions for the Meetings

Installation quorum:

¼ (one quarter) of the Company's capital stock with voting rights for all matters established on the Agenda, except for the By-Laws amendments that require a quorum to install of 2/3 (two thirds) of the capital stock.

If the quorum is not met, the Company will publish a new Notice of Meeting announcing the new date of the Meeting(s) to be held on second call to address the pending matter(s) (s), which may be held with the presence of any number of shareholders.

Right to Vote

Pursuant to article 5 of Vale's Bylaws, each common share and each special class preferred share issued by the Company is entitled to one vote in the resolutions on the Agenda of the Meetings.

Required documents

To participate in the Meetings, the shareholder must present the following documents:

Individual	✓ Valid identification with photo (original or certified copy) of the shareholder. The following documents are accepted: (i) Identity Card (RG); (ii) Foreigner Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as identification for legal purposes (eg, OAB, CRM, CRC, CREA); or (v) Driver's License (CNH).
	✓ Proof of ownership of shares issued by Vale issued by the depositary financial institution or custodian up to 4 (four) business days before the date of the Meetings.
Legal Entity	✓ Valid identification with photo of the legal representative (original or certified copy). The following documents will be accept: (i) Identity Card (RG) or Foreigner Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as identification for legal purposes (eg, OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH).
	✓ Documents that prove representation, including the appointment by proxy and a copy of the professional qualification documents and the minutes of the election of the directors; and, in the case of an investment fund, copies of (i) the fund's bylaws in force, (ii) the professional qualification documents of its director or manager, as the case may be; and (iii) the minutes of the election of such directors. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Please note that documents in English and Spanish do not need to be translated
	✓ Proof of ownership of shares issued by Vale issued by the depositary financial institution or custodian up to 4 (four) business days before the date of the Meetings.

Participation by proxy

Shareholder participation in the Meetings can be through a duly constituted proxy, observing the terms of Article 126, §1, of the Brazilian Corporation Law. The proxy must have been nominated less than one (1) year previously and qualify as a shareholder or a manager of the Company, a laywer registered the Brazilian Bar Association (Ordem de Advogados do Brasil – OAB), or a financial institution.

Pursuant to the Circular Letter, shareholders that are legal entities may be represented in the shareholders' meetings by their legal representatives or duly appointed proxies, in accordance with the company's acts of incorporation and with the rules of the Brazilian Civil Code and, in this specific case, it is not required that the proxy of the legal entity shareholder be a shareholder, a company manager or a lawyer. Likewise, the shareholders of investment funds, as decided by the Collegiate Body of the CVM under CVM Administrative Proceeding no. RJ-

2014-3578, may be represented in the Meeting of Shareholder through legal representatives or through proxies duly constituted by their manager or director, as provided in their regulations.

Any power of attorney written in a foreign language must be accompanied by the corporate documents evidencing the powers of representation, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but notarization and consularization will not be required. Documents in English and Spanish do not need to be translated.

The proxy documents, accompanied by the documentation proving powers, will be verified when the shareholder is registered to participate via the Zoom system, as will be detailed in this Manual. In order to speed up the accreditation process and the analysis of the documents, we request that the shareholders who are represented by proxy be so kind as to accredit themselves and, consequently, send to the Company the above-mentioned proxy documents, preferably up to 72 (seventy-two) hours prior to the Meeting, using the form available on the website: www.vale.com/ investors.

Below is a proxy template that can be filled by shareholders who choose to participate by proxy. The shareholders shall use any proxy instead of this example, if the document complies with the Brazilian Law 6,404/1976 and the Brazilian Civil Code.

Template of Powers of Attorney

Português	English
[SHAREHOLDER], [Qualification] ("Grantor"), hereby appoints and constitutes as its attorney-in-fact [NAME], [NATIONALITY], [CIVIL STATUS], [PROFESSION], with identity card No. [_______] and registered with the CPF/MF under No. [______], resident and domiciled [ADDRESS], in the City [_______], State [_______] ("Granted"), which confers powers to represent the Grantor at the Annual and Extraordinary Shareholders' Meeting of Vale SA, to be held on the first call on April 29, 2022, at 10:00 am, and, if necessary, on the second call on a date to be informed in due course. This instrument is valid for [____] from the date of its signature. [Local], [Date]. ___________________________ Shareholder	[SHAREHOLDER], [Identification] (the "Gran"), hereby makes, second name, appoints and designates], [CITIZESHIPN [MARITAL STATUS], [PROFESSION], with ID #[____] and holder of CPF/ MF # [______], resident in [CITY], and with commercial address at [ADDRESS], in the City of [______], State of [_______] (the "Grantee"), as true and lawful attorney-in-fact to represent the Grantor at the Annual and Extraordinary Shareholders' Meeting to be held on first call on April 29, 2022, at 10 am, and, if necessary, on second call on a date to be duly informed,. This power of attorney shall remain in effect from [___________] until [_______]. [Place], [Date]. ___________________________ acionista

Participation of holders of American Depositary Shares ("ADSs")

Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. ("Citibank"), as a depositary financial institution, observing the terms and procedures set forth in the "Deposit Agreement" signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights and will be represented in the Meeting through its representative in Brazil, Banco Bradesco S.A. ("Bradesco").

Means of Shareholder Participation

Participation by Distance Voting Ballot

As established in articles 21-A and following of ICVM 481, the Company's shareholders may send, as of this date, their voting instructions for the matters included in the Agenda of the Meetings, by completing and submitting the Ballot. The content of the BVD must reflect Annex 21-F of ICVM 481, gathering the proposal of resolution contained in the Agenda of the Meeting, and can be accessed by clicking: www.vale.com/investors.

Shareholders who choose to exercise their voting rights through the Ballot must do so through one of the following options:

(i) by filling instructions transmitted to the Company's custodian bank (Banco Bradesco S.A.), only in the case of shares that are not deposited in a central depository, observing the established procedures and the documents required by the custodian agent, up to 7 days before the Meeting;

(ii) by instructions for completion transmitted to their respective custody agents, in the case of shareholders holding shares deposited with a central depository, with due regard for the established procedures and the documents required by the respective custodian, up to 7 days prior to the Meeting;

(iii) by forwarding the Ballot directly to the Company. In this case, the shareholder must send the BVD to the postal address assembleias@vale.com, up to 7 days before the Meetings. It will not be required the sent of the physical copy of the Ballot and the supporting documents that must accompany, being enough the sent of the digital versions of such documents to the aforementioned address. The shareholder will be responsible for the integrity and reliability of the documents sent to Vale.

All the guidelines for the Meetings, as well as those contained in the BVD, aim to assist shareholders in completing the Ballot. The shareholder who chooses to participate via BVD is exclusively and entirely responsible for its correct filling.

It is important to note that the last day for the **receipt** of the Ballots by the registrar, the custodian or the Company is April 22, 2022, inclusive. This date refers to the receipt of the BVDs and not to their posting. If received after the day indicated for the respective delivery methods, votes will not be considered.

Once the period for remote voting has ended, that is, as of April 23, 2022, the shareholder will not be able to change the voting instructions already sent, except during the Meetings, upon a specific request to disregard the voting instructions sent via the Ballot, before putting the respective matter(s) to vote, and if the shareholder or the respective attorney-in-fact, as the case may be, has duly registered for virtual participation in the Meeting.

Participation via Digital Platform

As stated in the Call Notice, the Meetings will be held in exclusively digitally, in accordance with the Article 4, Paragraph 2, I, of ICVM 481, through virtual access via the Zoom system.

Shareholders may request a link to access the Meetings upon request to be made through the form available on the website www.vale.com/investors. Such request must be made **until April 27, 2022** and must be accompanied by the documents necessary for participation. Access via Zoom will be restricted to shareholders or their representatives or attorneys-in-fact, as the case may be, who are registered under the terms described in this document and in the aforementioned link ("Accredited Shareholders").

Vale warns that shareholders who do not submit the request and the necessary participation documents within the required period will not be able to participate in the Meetings. As already mentioned, in order to expedite the accreditation process, the Company requests that shareholders who are represented by an attorney-in-fact kindly send, preferably, documents proving representation to Vale up to 72 (seventy-two) hours in advance of the Meetings.

After verifying the documentation and completing the accreditation, the Company will send, preferably, by email, within 1 (one) day before the date of the Meetings, the instructions for access to the electronic system for shareholders who have registered, as above ("Accredited Shareholder(s)"). Only one individual invitation per Accredited Shareholder will be sent.

If an Accredited Shareholder does not receive an individual invitation to attend the Meeting up to three (3) hours before the Meeting is scheduled to begin, he/she must contact the Company's Investor Relations department at assembleias@vale.com at least one (1) hour before the Meeting is scheduled to begin so that appropriate support can be provided and, if necessary, access can be granted by sending a new individual invitation.

Accredited Shareholders undertake to: (a) use individual invitations solely and exclusively for remote monitoring of the Meetings; (b) not transfer or disclose, in whole or in part, the individual invitations to any third party, shareholder or not, the invitation being non-transferable; and (c) not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meetings.

Presence and instructions for participating in the Zoom system

The Company emphasizes that only the shareholder who registers until April 27, 2022 and log in to the Zoom system on the date of the Meeting until the opening of the works ("Present Shareholder") will be considered present at the Meeting.

The Zoom platform meets the requirements set forth in paragraph 1 of article 21-C of ICVM 481, as amended, which are: (i) the possibility of manifestation and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the full recording of the Meeting; and (iii) the possibility of communication between shareholders. The Present Shareholders hereby authorize the Company to use any information contained in the recording of the Meeting to register the possibility of manifestation and visualization of the documents presented during the Meeting; registration of the authenticity and security of the communications during the Meeting; registration of the presence and of the vote cast; compliance with a legal order from the competent authorities; and, defense of the Company, its managers and third parties hired, in any judicial, arbitral, regulatory or administrative sphere.

During the Meetings, the Present Shareholders will have their microphones muted and their cameras turned off, in order to avoid connection instability and improve sound quality. After the presentation of each item on the Agenda, the Present Shareholder who wants to express himself must request the floor through the Chat on the Zoom system to be eligible for such request, so that, in the order in which they are received by the table, the floor is given to that shareholder, through the opening of the audio. In order to maintain the good progress of the Meetings, a maximum time for the manifestation of each Shareholder present may be established.

Shareholders in attendance who wish to take the floor to make a statement on any matter not related to the Agenda of the Meetings must use the usual channels of contact with the Company, through the Investor Relations department.

In addition to the possibility of watching on the computer, the Zoom platform is also available via app, for Apple and Android phones, and it is necessary to download the app.

Vale recommends that Shareholders test and familiarize themselves in advance with the Zoom platform, and access the Zoom electronic system at least 30 (thirty) minutes before the start of the Meetings in order to avoid any operational problems with its use on the day of the Meetings.

Vale is not responsible for connection problems that Accredited Shareholders may face and other situations that are not under the Company's control, such as instability in the internet connection or incompatibility of Zoom with the Accredited Shareholder's equipment.

Attending Shareholders who participate via Zoom will be considered present at the Meetings and subscribers to the respective minutes, pursuant to article 21-V, §1, of ICVM 481.

Any doubts or clarifications may be resolved or obtained, as the case may be, by contacting the Investor Relations Department, by electronic message to assembleias@vale.com .